As filed with the Securities and Exchange Commission on January 9, 2019

Registration Statement No. 333-228154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNIVAR INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5169	26-1251958
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

(331) 777-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey W. Carr, Esq.

Senior Vice President, General Counsel & Corporate Secretary

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

(331) 777-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Andrew R. Brownstein, Esq. John L. Robinson, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Michael B. Farnell, Jr. Executive Vice President and Chief Administration Officer Nexeo Solutions, Inc. 3 Waterway Square Place, Suite 1000 The Woodlands, Texas 77380 (281) 297-0700	Michael J. Aiello, Esq. Sachin Kohli, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the satisfaction or waiver of all other conditions to consummation of the merger transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

This registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The information in this joint proxy and consent solicitation statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this joint proxy and consent solicitation statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy and consent solicitation statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 9, 2019

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Univar Inc. and Nexeo Solutions, Inc. Stockholders:

On behalf of the boards of directors of Univar Inc., referred to as Univar, and Nexeo Solutions, Inc., referred to as Nexeo, we are pleased to enclose the accompanying joint proxy and consent solicitation statement/prospectus relating to the acquisition of Nexeo by Univar. The acquisition will be effected pursuant to two successive merger transactions in accordance with the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of September 17, 2018, referred to as the “merger agreement.”

In the initial merger, a wholly-owned subsidiary of Univar will be merged with and into Nexeo and Nexeo stockholders will be entitled to receive, in exchange for each share of Nexeo common stock owned by them immediately prior to such merger, without interest and subject to any applicable withholding taxes, (A) the cash consideration, described below, and (B) 0.305 of a share of Univar common stock, referred to as the “stock consideration.” The “cash consideration” will be $3.29 per share of Nexeo common stock, subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the completion of the acquisition. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. The stock consideration, together with the cash consideration, is referred to as the “merger consideration.” In the subsequent merger, Nexeo, as the surviving corporation in the initial merger, will be merged with and into a second wholly-owned subsidiary of Univar, with the wholly-owned subsidiary as the surviving company in the subsequent merger. The initial merger and the subsequent merger are collectively referred to as the “merger transactions.” In addition, following the completion of the merger transactions, the holders of Nexeo’s warrants will have the right to receive the merger consideration upon the exercise of such number of warrants representing the right to purchase one-half of one share of Nexeo common stock prior to the merger agreement, upon the terms and conditions specified in Nexeo’s warrant agreement. Univar expects to issue 27,945,963 shares of common stock, par value $0.01 per share, in connection with the merger transactions which is based on the exchange ratio and the number of shares of common stock, par value $0.0001 per share, of Nexeo outstanding as of November 30, 2018, plus the number of shares of Nexeo common stock reserved for issuance under various Nexeo equity plans. Univar is registering an additional 8,622,318 shares of common stock for the number of shares of Nexeo common stock underlying Nexeo’s warrants outstanding as of November 30, 2018, which are being reserved for the future settlement of the Nexeo warrants following the closing.

Based on the $27.40 closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65, representing cash consideration of $3.29 and stock consideration with an implied value of $8.36, or an aggregate consideration mix of approximately 28.2% cash and 71.8% stock. Based on the $19.15 closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72, representing cash consideration of $2.88 and stock consideration with an implied value of $5.84, or an aggregate merger consideration mix of approximately 33.1% cash consideration and 66.9% stock consideration.

The implied value of the merger consideration to be received in exchange for each share of Nexeo common stock will fluctuate based on the market price of Univar common stock until the completion of the initial merger because the stock consideration is payable in a fixed number of shares of Univar common stock and because the cash consideration is subject to reduction based on the closing price of Univar common stock. As a result, the value of the per share merger consideration that Nexeo stockholders will be entitled to receive upon consummation of the merger transactions could be greater than, less than or the same as the value of the merger consideration on the date of this joint proxy and consent solicitation statement/prospectus. Accordingly, we urge you to obtain current market quotations for the shares of Univar common stock and Nexeo common stock. Univar common stock trades on the New York Stock Exchange under the symbol “UNVR” and Nexeo common stock trades on The Nasdaq Global Select Market under the symbol “NXEO.”

The adoption of the merger agreement by the holders of a majority of the total shares of Nexeo common stock outstanding is required to complete the merger transactions. Nexeo is sending this document to its stockholders to request that they adopt the merger agreement and approve the merger transactions by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus, referred to as the Nexeo consent solicitation. The Nexeo board of directors has set January 22, 2019 as the record date (which we refer to as the “Nexeo record date”) for determining the holders of Nexeo common stock entitled to execute and deliver written consents with respect to this solicitation.

Following the execution of the merger agreement, certain affiliates of TPG Global, LLC and First Pacific Advisors, LLC and certain of its affiliates, which we refer to collectively as the “written consent parties,” in their capacity as direct and indirect stockholders of Nexeo, executed and delivered support agreements with Univar, pursuant to which each written consent party agreed to deliver to Nexeo a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding. The support agreements provide that the written consent parties will deliver their written consents within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of being declared effective. The delivery of such written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders.

The approval of the issuance of Univar common stock in the merger transactions, referred to as the Univar share issuance, by a majority of the votes cast by holders of Univar common stock at a meeting of the Univar stockholders, is required to complete the merger transactions. Univar will hold a special meeting of its stockholders to vote the approval of the Univar issuance and on certain related matters, referred to as the Univar special meeting. Univar stockholders are invited to attend the Univar special meeting. The Univar special meeting will be held on February     , 2019, at 9:30 a.m., local time, at the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515. At the Univar special meeting, Univar stockholders will be asked to vote to approve the Univar share issuance, and to vote to approve the adjournment of the Univar special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Univar share issuance have not been obtained by Univar, referred to as the Univar adjournment proposal. It is important that your shares be represented and voted regardless of how many shares of Univar common stock you may own. Whether or not you plan to attend the Univar special meeting, we urge you to submit a proxy to have your shares voted in advance of the Univar special meeting by using one of the proxy voting methods described in the accompanying joint proxy and consent solicitation statement/prospectus.

The Nexeo board of directors recommends that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement. The Univar board of directors recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal.

The accompanying joint proxy and consent solicitation statement/prospectus provides important information regarding the Nexeo consent solicitation and the Univar special meeting and a detailed description of the merger agreement and the merger transactions. We urge you to read the accompanying joint proxy and consent solicitation statement/prospectus (and any documents incorporated by reference into the accompanying joint proxy and consent solicitation statement/prospectus) carefully and in its entirety. Please pay particular attention to “Risk Factors” beginning on page 40 of the accompanying joint proxy and consent solicitation statement/prospectus.

We look forward to the successful completion of the merger transactions.

Sincerely,

David C. Jukes	David A. Bradley
President and Chief Executive Officer Univar Inc.	President and Chief Executive Officer Nexeo Solutions, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger transactions described in the accompanying joint proxy and consent solicitation statement/prospectus or determined that the accompanying joint proxy and consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy and consent solicitation statement/prospectus is dated January     , 2019 and is first being mailed to Univar and Nexeo stockholders on or about January     , 2019.

UNIVAR INC.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held February     , 2019, at 9:30 a.m., local time, at the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515

To the Stockholders of Univar Inc.:

You are invited to attend the special meeting of stockholders of Univar Inc., a Delaware corporation, referred to as Univar, to be held February     , 2019, at 9:30 a.m., local time, at the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515.

At the special meeting, you will be asked to approve:

•

the issuance of shares of Univar common stock in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of September 17, 2018, as it may be amended from time to time, referred to as the “merger agreement,” by and among Univar, Nexeo Solutions, Inc., a Delaware corporation (referred to as “Nexeo”), Pilates Merger Sub I Corp, a Delaware corporation and wholly-owned subsidiary of Univar, and Pilates Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary of Univar, a copy of which is attached as Annex A to the accompanying joint proxy and consent solicitation statement/prospectus, which proposal is referred to as the “Univar share issuance”; and

•

a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Univar share issuance have not been obtained by Univar, which proposal is referred to as the Univar adjournment proposal.

Univar will transact no other business at the special meeting except such business as may properly be brought before the Univar special meeting or any adjournment or postponement thereof. Please refer to the accompanying joint proxy and consent solicitation statement/prospectus for further information with respect to the business to be transacted at the special meeting.

The Univar board of directors has fixed the close of business on January 22, 2019 as the record date for the Univar special meeting. Only holders of record of Univar common stock as of the record date are entitled to notice of, and to vote at, the Univar special meeting or any adjournment or postponement thereof. Completion of the merger transactions contemplated by the merger agreement is conditioned on, among other things, approval of the Univar share issuance.

Approval of the Univar share issuance requires the affirmative vote of a majority of the shares of Univar common stock cast at the Univar special meeting. Approval of the Univar adjournment proposal requires the affirmative vote of a majority of the shares of Univar common stock represented in person or by proxy at the Univar special meeting.

The Univar board of directors recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal.

Your vote is very important. Whether or not you plan to attend the Univar special meeting, please act promptly to submit a proxy to vote your shares with respect to the proposals described above. You may submit a proxy to vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may submit a proxy to vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the Univar special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by such record holder.

We urge you to read the accompanying joint proxy and consent solicitation statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy and consent solicitation statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page 40 of the accompanying joint proxy and consent solicitation statement/prospectus. If you have any questions concerning the merger agreement, the merger transactions or the other transactions contemplated thereby, the Univar share issuance, the special meeting or the accompanying joint proxy and consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy and consent solicitation statement/prospectus or need help submitting a proxy to have your shares of Univar common stock voted, please contact Univar’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 967-5019

Email: UNVR@dfking.com

By Order of the Board of Directors,

Jeffrey W. Carr

Senior Vice President, General Counsel and

Corporate Secretary

January     , 2019

NEXEO SOLUTIONS, INC.

3 Waterway Square Place, Suite 1000

The Woodlands, Texas 77380

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Stockholders of Nexeo Solutions, Inc.:

Pursuant to a definitive merger agreement, dated as of September 17, 2018 (which we refer to as the “merger agreement,”) by and among Nexeo Solutions, Inc. (which we refer to as “Nexeo”), Univar Inc. (which we refer to as “Univar”), Pilates Merger Sub I Corp (which we refer to as “Merger Sub I”) and Pilates Merger Sub II LLC (referred to as “Merger Sub II”), Merger Sub I will merge with and into Nexeo (which we refer to as the “initial merger”), with Nexeo surviving the initial merger as a wholly-owned subsidiary of Univar. Immediately thereafter, Nexeo will merge with and into Merger Sub II (which we refer to as the “subsequent merger” and together with the initial merger, the “merger transactions”), with Merger Sub II surviving the second merger as a direct wholly-owned subsidiary of Nexeo.

This joint proxy and consent solicitation statement/prospectus is being delivered to you on behalf of the Nexeo board of directors to request that holders of Nexeo common stock as of the record date of January 22, 2019 (which we refer to as the “Nexeo record date”) execute and return written consents to approve the adoption of the merger agreement. You are also being requested to approve, on a nonbinding, advisory basis, certain compensation that will or may be paid by Nexeo to its named executive officers that is based on or otherwise relates to the merger transactions (which we refer to as the “Nexeo compensation approval”).

This joint proxy and consent solicitation statement/prospectus describes the merger transactions and the actions to be taken in connection with the merger transactions and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus.

The Nexeo board has carefully considered the terms of the merger agreement and has determined that the merger transactions are fair to and in the best interests of all of Nexeo’s stockholders.

Please complete, date and sign the written consent furnished with this joint proxy and consent solicitation statement/prospectus and return it promptly to Nexeo by one of the means described in “Nexeo Solicitation of Written Consents.”

On behalf of the Board of Directors of Nexeo,

Michael B. Farnell, Jr.

Corporate Secretary

ADDITIONAL INFORMATION

The accompanying joint proxy and consent solicitation statement/prospectus incorporates important business and financial information about Univar and Nexeo from documents that are not included in or delivered with the accompanying joint proxy and consent solicitation statement/prospectus. This information is available to you without charge upon request. You can obtain documents incorporated by reference into the accompanying joint proxy and consent solicitation statement/prospectus by requesting them in writing, via email or by telephone from Univar or Nexeo at the following addresses and telephone numbers:

Univar Inc. 3075 Highland Parkway, Suite 200 Downers Grove, Illinois 60515 Attention: Investor Relations Email: IR@univar.com Telephone: (331) 777-6000	Nexeo Solutions, Inc. 3 Waterway Square Place, Suite 1000 The Woodlands, Texas 77380 Attention: Investor Relations Email: InvestorRelations@nexeosolutions.com Telephone: (281) 297-0700

In addition, if you have questions about the merger transactions or the accompanying joint proxy and consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy and consent solicitation statement/prospectus or need to obtain the white proxy card, as applicable, or other information related to the proxy solicitation, please contact D.F. King & Co., Inc., Univar’s proxy solicitor, toll-free at (800) 967-5019. You will not be charged for any of these documents that you request.

If you are a Univar stockholder and would like to request any documents, please do so by February     , 2019 to receive them before the special meeting.

If you are a Nexeo stockholder and would like to request any documents, please do so by February     , 2019 to receive them before the Nexeo consent deadline.

See “Where You Can Find More Information” beginning on page 186 of the accompanying joint proxy and consent solicitation statement/prospectus for further information.

ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

This joint proxy and consent solicitation statement/prospectus, which forms part of a registration statement on Form S-4 filed by Univar with the U.S. Securities and Exchange Commission, constitutes a prospectus of Univar under Section 5 of the Securities Act of 1933, with respect to the shares of Univar common stock to be issued in connection with the transactions contemplated by the merger agreement. This joint proxy and consent solicitation statement/prospectus also constitutes a joint proxy statement for Univar and a consent solicitation statement for Nexeo under Section 14(a) of the Securities Exchange Act of 1934. In addition, it constitutes a notice of meeting with respect to the special meeting of Univar stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus is dated January     , 2019. You should not assume that the information contained in this joint proxy and consent solicitation statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus is accurate as of any date other than the date of such information. Neither our mailing of this joint proxy and consent solicitation statement/prospectus to Univar stockholders or Nexeo stockholders nor the issuance by Univar of shares of Univar common stock in connection with the merger transactions will create any implication to the contrary.

This joint proxy and consent solicitation statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy and consent solicitation statement/prospectus regarding Univar has been provided by Univar and information contained in this joint proxy and consent solicitation statement/prospectus regarding Nexeo has been provided by Nexeo.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy and consent solicitation statement/prospectus to:

•	“Code” refer to the Internal Revenue Code of 1986, as amended;

•

“commitment letter” refer to the Commitment Letter, dated as of September 17, 2018, by and among Univar and the Goldman Sachs Bank USA, relating to the commitment to provide the incremental credit facility (as amended, amended and restated, supplemented or otherwise modified from time to time);

•	“DGCL” refer to the General Corporation Law of the State of Delaware;

•

“dissenters’ shares” refer to shares of Nexeo common stock that are issued and outstanding immediately prior to the effective time of the initial merger that are held by any Nexeo stockholder who is entitled to demand and who properly demands and perfects appraisal of such stockholder’s shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL;

•	“DOJ” refer to the U.S. Department of Justice;

•	“EBITDA” refer to earnings before interest, income taxes, depreciation and amortization;

•	“Exchange Act” refer to the Securities Exchange Act of 1934;

•	“exchange agent” refer to Equiniti Trust Company;

•	“exchange ratio” refer to 0.305;

•	“fractional share” refer to a fractional share of Univar common stock;

•	“FTC” refer to the U.S. Federal Trade Commission;

•	“GAAP” refer to U.S. Generally Accepted Accounting Principles;

•	“Goldman Sachs” refer to Goldman Sachs & Co. LLC, financial advisor to Univar;

•	“HSR Act” refer to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“incremental credit facility” refer to the credit facility under Univar’s existing term loan facility to be entered into pursuant to the commitment letter;

•	“initial merger” refer to the merger of Merger Sub I with and into Nexeo, with Nexeo surviving such merger as a direct wholly-owned subsidiary of Univar;

•

“intended tax treatment” refer to the intended treatment, for U.S. federal income tax purposes, of the merger transactions, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code;

•	“IRS” refer to the Internal Revenue Service;

•

“Legacy Merger Agreement” refer to the Agreement and Plan of Merger, dated as of March 21, 2016, as amended, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company, LLC, Nexeo Solutions, TPG Accolade Delaware, L.P., and Nexeo Holdco, LLC;

•

“merger agreement” refer to the Agreement and Plan of Merger, dated as of September 17, 2018, as it may be amended from time to time, among Nexeo, Univar, Merger Sub I and Merger Sub II, a copy of which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and incorporated by reference herein;

•

“merger consideration” refer to the consideration payable in the initial merger by Univar to Nexeo stockholders in respect of each share of Nexeo common stock outstanding immediately prior to the effective time of the initial merger (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any wholly-owned Nexeo subsidiary, Univar or any wholly-owned Univar subsidiary) consisting of:

•	0.305 of a fully paid and nonassessable share of Univar common stock, plus

•

$3.29 in cash, without interest (subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the closing of the merger transactions pursuant to the terms of the merger agreement, as described herein);

•	“Merger Sub I” refer to Pilates Merger Sub I Corp, a Delaware corporation and a direct wholly-owned subsidiary of Univar formed for the sole purpose of effecting the initial merger;

•	“Merger Sub II” refer to Pilates Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Univar formed for the sole purpose of effecting the subsequent merger;

•	“Merger Subs” refer, together, to Merger Sub I and Merger Sub II;

•	“merger transactions” refer, collectively, to the initial merger and subsequent merger;

•	“Moelis” refer to Moelis & Company LLC, financial advisor to Nexeo;

•	“Nasdaq” refer to the Nasdaq Global Select Market;

•	“Nexeo” refer to Nexeo Solutions, Inc., a Delaware corporation;

•	“Nexeo board” refer to the board of directors of Nexeo;

•	“Nexeo bylaws” refer to the Amended and Restated Bylaws of Nexeo, effective as of June 9, 2016;

•	“Nexeo certificate of incorporation” refer to the Second Amended and Restated Certificate of Incorporation of Nexeo, effective as of June 9, 2016;

•

“Nexeo chemicals segment” refer to that portion of Nexeo’s and its subsidiaries’ properties, assets, business and results of operations comprising the “Chemicals” reportable segment and the “Other” reportable segment (consisting of its Environmental Services business) as defined in Nexeo’s filings with the SEC under the Exchange Act prior to September 17, 2018;

•	“Nexeo common stock” refer to Nexeo common stock, par value $0.0001 per share;

•	“Nexeo consent deadline” refer to February , 2019.

•

“Nexeo plastics segment” refer to that portion of Nexeo’s and its subsidiaries’ properties, assets, business and results of operations comprising the “Plastics” reportable segment as defined in Nexeo’s filings with the SEC under the Exchange Act prior to September 17, 2018;

•	“Nexeo preferred stock” refer to Nexeo preferred stock, par value $0.0001 per share;

•	“Nexeo projections” refer to the information provided under “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Nexeo Unaudited Prospective Financial Information”;

•

“Nexeo record date” refer to January 22, 2019, the date for determining the holders of Nexeo common stock entitled to execute and deliver written consents with respect to this joint proxy and consent solicitation statement/prospectus;

•

“Nexeo warrant agreement” refer to Warrant Agreement, dated as of June 5, 2014, by and between WL Ross Holding Corp and Continental Stock Transfer & Trust Company filed as Exhibit 4.1 to Nexeo’s Current Report on Form 8-K filed on June 16, 2014;

•

“Nexeo warrants” refer to the warrants issued pursuant to the Warrant Agreement, each such warrant evidencing the right of the holder thereof to purchase one half share of Nexeo common stock for $5.75 (subject to any adjustment as provided by the terms of the Warrant Agreement);

•

“Nexeo written consent solicitation” refer to a consent solicitation statement in connection with the solicitation of Nexeo of written consents from the written consent parties to adopt the merger agreement;

•	“NYSE” refer to the New York Stock Exchange;

•	“outside date” refer to September 17, 2019 (or if extended, December 31, 2019);

•	“paying agent” refer to Equiniti Trust Company;

•	“proxy solicitor” refer to D.F. King & Co., Inc.;

•

“registration statement effective time” refer to the time at which a registration statement on Form S-4 or other applicable form filed by Univar with the SEC to register shares issuable in the initial merger is deemed effective;

•	“SEC” refer to the U.S. Securities and Exchange Commission;

•	“Securities Act” refer to the Securities Act of 1933;

•

“subsequent merger” refer to the merger of Nexeo, as the surviving corporation in the initial merger, with and into Merger Sub II, with Merger Sub II surviving such merger as a direct wholly-owned subsidiary of Univar;

•	“support agreements” refer to the executed support agreements the written consent parties delivered to Univar pursuant to the merger agreement;

•	“TPG” refer to TPG Global, LLC, together with its affiliates.

•

“TRA” refer to the Tax Receivable Agreement, dated as of June 9, 2016, by and among WL Ross Holding Corp., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., Nexeo Holdco, LLC, TPG VI AIV SLP SD, LP, and TPG VI DE BDH, LP;

•	“TRA Holders” refer to TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., Nexeo Holdco, LLC, and TPG VI Neon I, L.P.;

•

“TRA Termination Agreement” refer to the agreement entered into as of September 17, 2018, by and among Nexeo Solutions, Inc. (f/k/a WL Ross Holding Corp.), TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., Nexeo Holdco, LLC, and TPG VI Neon I, L.P. to terminate the TRA;

•	“Univar” refer to Univar Inc., a Delaware corporation;

•

“Univar adjournment proposal” refer to the proposal to approve the adjournment of the Univar special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Univar share issuance have not been obtained by Univar;

•	“Univar board” refer to the board of directors of Univar;

•	“Univar bylaws” refer to the Second Amended and Restated Bylaws of Univar Inc., effective as of June 19, 2015;

•	“Univar certificate of incorporation” refer to the Third Amended and Restated Certificate of Incorporation of Univar, effective as of June 19, 2015;

•	“Univar common stock” refer to Univar common stock, par value $0.01 per share;

•	“Univar preferred stock” refer to Univar preferred stock, par value $0.01 per share;

•	“Univar record date” refer to January 22, 2019, the date which holders of Univar common stock must be holders of record in order to receive notice of, and to vote at, the Univar special meeting;

•

“Univar share issuance” refer to the issuance in the initial merger of Univar common stock to Nexeo stockholders in accordance with the terms and subject to the conditions set forth in the merger agreement;

•	“Weil” refer to Weil, Gotshal & Manges LLP, counsel to Nexeo;

•	“WLRK” refer to Wachtell, Lipton, Rosen & Katz, counsel to Univar;

•	“written consents” refer to written consents to be executed by holders of Nexeo common stock to adopt the merger agreement; and

•	“written consent parties” refer to certain affiliates of TPG and First Pacific Advisors, LLC and certain of its affiliates, in each case party to the support agreements.

- i -

- ii -

Annex A—Agreement and Plan of Merger, dated September 17, 2018, by and among Nexeo Solutions, Inc., Univar Inc., Pilates Merger Sub I Corp and Pilates Merger Sub II LLC

Annex B—Sponsor Support Agreement, dated September 17, 2018, by and among Univar Inc. and certain affiliates of TPG Global, LLC

Annex C—Sponsor Support Agreement, dated September 17, 2018, by and among Univar Inc. and First Pacific Advisors, LLC and certain of its affiliates

Annex D—Tax Receivable Termination and Settlement Agreement, dated September 17, 2018, by and among Nexeo Solutions, Inc. (f/k/a WL Ross Holding Corp.), TPG VI Nexeo II, L.P., TPG VI FOF Nexeo, L.P., Nexeo Holdco, LLC, TPG VI AIV SLP SD, LP, and TPG VI DE BDH, LP

Annex E—Fairness Opinion of Goldman, Sachs & Co. LLC

Annex F—Fairness Opinion of Moelis & Company LLC

Annex G—Section 262 of the Delaware General Corporation Law

- iii -

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger transactions, the merger agreement, the Univar share issuance, certain procedures for Nexeo stockholders to deliver their written consents and certain procedures for Univar stockholders to vote their shares and other matters with respect to the Univar special meeting. These questions and answers may not address all questions that may be important to Univar or Nexeo stockholders. To better understand these matters, and for a more complete description of the terms of the merger agreement, the merger transactions and the other transactions contemplated thereby including, the Univar share issuance, certain risks relating to the merger transactions and Univar following the merger transactions, and other matters related to the Nexeo written consent and the Univar special meeting, you should carefully read this entire joint proxy and consent solicitation statement/prospectus, including each of the attached annexes, as well as the documents that have been incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

Q:	Why am I receiving this joint proxy and consent solicitation statement/prospectus?

A:

On September 17, 2018, Univar and Nexeo entered into a merger agreement that is described in this joint proxy and consent solicitation statement/prospectus. A copy of the merger agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and is incorporated by reference herein. Pursuant to the merger agreement, in the initial merger, a direct wholly-owned subsidiary of Univar will be merged with and into Nexeo and each share of Nexeo common stock issued and outstanding at the effective time of the initial merger (other than dissenters’ shares or treasury shares held by Nexeo and any shares owned by Univar or any wholly-owned subsidiary of Univar or Nexeo) will be converted into the right to receive and become exchangeable for (A) the cash consideration, described below, and (B) 0.305 of a share of Univar common stock, referred to as the “stock consideration,” without interest and subject to any applicable withholding taxes. The “cash consideration” will be $3.29 per share of Nexeo common stock, subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the consummation of the acquisition. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. The stock consideration, together with the cash consideration, is referred to as the “merger consideration.” In the subsequent merger, Nexeo, as the surviving corporation in the initial merger, will be merged with and into a second direct wholly-owned subsidiary of Univar, with the wholly-owned subsidiary as the surviving company in the subsequent merger. The initial merger and the subsequent merger are collectively referred to as the “merger transactions.”

To complete the merger transactions, among other things:

•	Univar stockholders must approve the Univar share issuance; and

•	Nexeo stockholders must adopt the merger agreement.

Univar is holding a special meeting of stockholders to obtain from its stockholders the requisite approval for the Univar share issuance. In addition, Univar stockholders will also be asked to approve the Univar adjournment proposal.

Nexeo is soliciting written consents of stockholders to obtain the requisite approval of its stockholders of the adoption of the merger agreement. Following the execution of the merger agreement, the written consent parties executed and delivered support agreements with Univar, pursuant to which each written consent party agreed to deliver to Nexeo a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding. The delivery of such written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders. For more information, see “The Support Agreements” beginning on page 143 of this joint proxy and consent solicitation statement/prospectus.

This joint proxy and consent solicitation statement/prospectus serves as both a joint proxy statement of Univar and consent solicitation statement of Nexeo, and a prospectus of Univar in connection with the merger agreement and the merger transactions and other transactions contemplated thereby.

Q:	What will happen in the merger transactions?

A:

As a result of the merger transactions, Nexeo will be acquired by Univar and will no longer be a publicly traded corporation, and each share of Nexeo common stock issued and outstanding at the effective time of the initial merger (other than dissenters’ shares or treasury shares held by Nexeo and any shares owned by Univar or any wholly-owned subsidiary of Univar or Nexeo) will be converted into the right to receive and become exchangeable for the merger consideration. See “The Merger Agreement—Structure of the Merger Transactions” and the merger agreement attached as Annex A to this joint proxy and consent solicitation statement/prospectus for more information about the merger transactions.

Q:	What will Nexeo stockholders receive in the initial merger?

A:

At the effective time of the initial merger, each share of Nexeo common stock (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any wholly-owned Nexeo subsidiary, Univar or any wholly-owned Univar subsidiary) will be converted into the right to receive and become exchangeable for the merger consideration. The merger consideration consists of (A) the cash consideration, described below, and (B) the stock consideration, consisting of 0.305 of a share of Univar common stock. The cash consideration will be $3.29 per share of Nexeo common stock, subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the consummation of the acquisition. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. No fractional shares of Univar common stock will be issued in the initial merger, and Nexeo stockholders will receive cash in lieu of any fractional shares. The merger consideration is without interest and subject to any applicable withholding taxes.

Based on the $27.40 closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65, representing cash consideration of $3.29 and stock consideration with an implied value of $8.36, or an aggregate consideration mix of approximately 28.2% cash and 71.8% stock. Based on the $19.15 closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72, representing cash consideration of $2.88 and stock consideration with an implied value of $5.84, or an aggregate merger consideration mix of approximately 33.1% cash consideration and 66.9% stock consideration.

The implied value of the merger consideration to be received in exchange for each share of Nexeo common stock will fluctuate based on the market price of Univar common stock until the completion of the initial merger because the stock consideration is payable in a fixed number of shares of Univar common stock and because the cash consideration is subject to reduction based on the closing price of Univar common stock. As a result, the value of the per share merger consideration that Nexeo stockholders will be entitled to receive upon consummation of the merger transactions could be greater than, less than or the same as the value of the merger consideration on the date of this joint proxy and consent solicitation statement/prospectus. Accordingly, we urge you to obtain current market quotations for the shares of Univar common stock and Nexeo common stock. Univar common stock trades on the NYSE under the symbol “UNVR” and Nexeo common stock trades on Nasdaq under the symbol “NXEO.”

Q:	What happens if the merger transactions are not completed?

A:

If the merger transactions are not completed for any reason, Nexeo stockholders will not receive any merger consideration for their shares of Nexeo common stock, and Nexeo will remain an independent public company with Nexeo common stock continuing to be traded on Nasdaq.

Q:	Will any consideration be paid to Nexeo stockholders in the subsequent merger?

A:	No. The subsequent merger is being consummated as part of the overall transaction and will only be completed if the initial merger is completed prior thereto.

Q:	If I am a Nexeo stockholder, how will I receive the merger consideration to which I became entitled?

A:

Following the completion of the initial merger, the exchange agent will forward to you a form letter of transmittal to be completed, signed and mailed by you to the exchange agent. Upon receipt by the exchange agent of your properly completed, signed and dated letter of transmittal, a certificate (or certificates), or a book-entry notation, evidencing the Univar common stock you are entitled to receive, together with a check representing the cash portion of the merger consideration and any cash in lieu of fractional shares you are entitled to receive, will be sent to you. For more information about the exchange of shares of Nexeo common stock for shares of Univar common stock and cash, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Exchange of Shares in the Initial Merger” beginning on page 121 of this joint proxy and consent solicitation statement/prospectus.

Q:	When and where will the Univar special meeting be held?

A:	The Univar special meeting will be held February , 2019, at 9:30 a.m., local time, at the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515.

Q:	What are Univar stockholders being asked to vote on?

A:	Univar stockholders are being asked to vote on:

•	a proposal to approve the Univar share issuance; and

•	the Univar adjournment proposal.

The approval by Univar stockholders of the Univar share issuance is a condition to the obligations of Univar and of Nexeo to complete the merger transactions. The approval of the Univar adjournment proposal is not a condition to the obligations of Univar or of Nexeo to complete the merger transactions.

Q:	Who is entitled to vote at the Univar special meeting?

A:

Only holders of record of Univar common stock as of the Univar record date, the close of business on January 22, 2019, are entitled to receive notice of, and to vote at, the Univar special meeting or any adjournment or postponement thereof. As of the Univar record date, there were                  shares of Univar common stock outstanding. Each outstanding share of Univar common stock is entitled to one (1) vote on each matter to be acted upon at the Univar special meeting.

Q:	What are Nexeo stockholders being asked to adopt?

A:

Nexeo stockholders are being asked to deliver written consents to adopt the merger agreement and, on a non-binding, advisory basis, certain compensation that will or may be paid by Nexeo to its named executive officers that is based on or otherwise relates to the merger transactions.

The approval by Nexeo stockholders to adopt the merger agreement is a condition to the obligations of Nexeo and of Univar to complete the merger transactions.

Q:	Who is entitled to deliver written consents to adopt the merger agreement?

A:

Only written consents received from holders of record of Nexeo common stock as of the Nexeo record date, the close of business on January 22, 2019, will be counted for purposes of adopting the merger agreement. As of the Nexeo record date, there were                  shares of Nexeo common stock outstanding.

Q:	Are there any important risks related to the merger transactions or Univar’s or Nexeo’s businesses of which I should be aware?

A:

Yes, there are important risks related to the merger transactions and Univar’s and Nexeo’s businesses. Before making any decision on how to vote, Univar and Nexeo urge you to read carefully and in its entirety “Risk Factors” beginning on page 40 of this joint proxy and consent solicitation statement/prospectus. You also should read and carefully consider the risk factors relating to Univar and Nexeo contained in the documents that are incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including Univar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Nexeo’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as updated from time to time in each company’s subsequent filings with the SEC.

Q:	What is the recommendation of the Univar board?

A:

After consideration and consultation with its advisors, at a meeting held on September 16, 2018, the Univar board unanimously determined the initial merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of Univar and its stockholders and approved and adopted the merger agreement, the merger transactions and the other transactions contemplated by the merger agreement.

The Univar board recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors” and “Univar Adjournment Proposal” beginning on pages 76 and 145, respectively, of this joint proxy and consent solicitation statement/prospectus.

Q:	What Univar stockholder vote is required for the approval of the Univar share issuance and the approval of the Univar adjournment proposal, and what happens if I abstain?

A:	The following are the vote requirements:

•

Approval of the Univar share issuance: The affirmative vote of a majority of the shares of Univar common stock cast at the Univar special meeting is required to approve the Univar share issuance. Under NYSE rules, an abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

•

Adjournment of Univar Special Meeting: The affirmative vote of a majority of the shares of Univar common stock present in person or by proxy at the Univar special meeting and entitled to vote thereon is required to approve the Univar adjournment proposal. An abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

Q:	How are proxies counted and what results from a failure to vote, abstention or broker non-vote?

A:

If you fail to submit a proxy or to vote in person at the special meeting it will have no effect on the approval of the Univar share issuance and the approval of the Univar adjournment proposal. Votes to abstain will be counted for the purpose of determining whether a quorum is present, but will be counted as votes against the approval of the Univar share issuance and the Univar adjournment proposal. Broker non- votes will be counted for the purpose of determining whether a quorum is present, but will have no effect on the approval of the Univar share issuance and the approval of the Univar adjournment proposal.

Q:	What is the recommendation of the Nexeo board?

A:	After consideration and consultation with its advisors, all of the members of the Nexeo board, in the September 16, 2018 meeting, at which the merger agreement was being considered and voted on,

unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement, including the initial merger, are fair to, and in the best interests of Nexeo and its stockholders and adopted, approved and declared advisable the merger agreement and the other transactions contemplated by the merger agreement, including the proposed initial merger.

The Nexeo board recommends that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement and approve the merger transactions by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Nexeo’s Reasons for the Merger Transactions; Recommendation of the Nexeo Board of Directors” beginning on page 80 of this joint proxy and consent solicitation statement/prospectus.

Q:	What Nexeo stockholder approval is required to adopt the merger agreement and approve the merger transactions?

A:	The adoption of the merger agreement by the holders of a majority of the total shares of Nexeo common stock is required to complete the merger transactions.

Following the execution of the merger agreement, the written consent parties, in their capacity as direct and indirect stockholders of Nexeo, executed and delivered the support agreements with Univar, under which each written consent party agreed to deliver Nexeo a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding. The support agreements provide that the written consent parties will deliver their written consents within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of being declared effective. The delivery of such written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders.

Q:	Do Nexeo directors and executive officers have interests that may differ from those of other Nexeo stockholders?

A:

Yes. In considering the recommendation of the Nexeo board that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement, Nexeo stockholders should be aware and take into account the fact that certain Nexeo directors and executive officers have interests in the merger transactions that may be different from, or in addition to, the interests of Nexeo stockholders generally and that may create potential conflicts of interest. The Nexeo board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the merger transactions, in approving the merger agreement and in recommending that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Interests of Certain Nexeo Directors and Executive Officers in the Merger Agreement” and “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Board of Directors Following the Merger Transactions.”

Q:	What constitutes a quorum for the Univar special meeting?

A:

A quorum of outstanding shares is necessary to take action at each special meeting. A majority of the outstanding shares of Univar common stock and a majority of the outstanding shares of Nexeo common stock, present in person or by proxy at their respective meetings, will constitute a quorum. The inspector of election appointed for each special meeting will determine whether a quorum is present. The inspector of election will treat abstentions and broker non-votes as present for purposes of determining the presence of a quorum.

Q:	How do I vote my Univar shares?

A:

If you are a Univar stockholder as of the Univar record date, you may attend the special meeting and vote your shares in person. You also may choose to submit your proxies by any of the following methods:

•	By Mail. If you choose to submit your proxy to vote by mail, simply complete the enclosed white proxy card, date and sign it, and return it in the postage-paid envelope provided;

•	By Telephone. You may submit your proxy to vote your shares by telephone by calling the toll-free number provided on your white proxy card any time up to Eastern Time, on ; or

•

Through the Internet. You may also submit your proxy to vote through the Internet by signing on to the website identified on your white proxy card and following the procedures described in the website any time up to                  Eastern Time, on                 .

If you are a beneficial owner and hold your shares in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of telephonic or Internet voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

Q:	How do I return my Nexeo written consent?

A:

If you are a Nexeo stockholder as of the Nexeo record date, and after carefully reading and considering the information contained in this joint proxy and consent solicitation statement/prospectus you wish to return your written consent, please complete, date and sign the enclosed written consent and promptly return it to Nexeo at the address below, or email a .pdf copy of your signed and dated written consent to Nexeo to the email address below.

•	By Mail. D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attention: Corporate Proxy; or

•	By Email. NXEO@dfking.com.

Nexeo will not be holding a stockholders’ meeting to consider the proposal, and therefore you will be unable to vote in person by attending a stockholders’ meeting.

Q:	What is a “broker non-vote”?

A:

A “broker non-vote” occurs on an item when a nominee or intermediary is not permitted to vote on that item without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee or intermediary with such instructions.

Q:	If my shares are held in street name, will my nominee or intermediary automatically vote my shares for me?

A:

No. If your shares of Univar common stock are held in street name, you must instruct your nominee or intermediary how to vote your shares. Your nominee or intermediary will vote your shares only if you provide instructions on how to vote by properly completing the voting instruction form sent to you by your nominee or intermediary with this joint proxy and consent solicitation statement/prospectus.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you return your signed and dated proxy card without indicating how to vote your shares on any particular proposal, the Univar common stock represented by your proxy will be voted in accordance with the recommendation of the Univar board, as applicable.

Q:	What if I hold shares of both Univar common stock and Nexeo common stock?

A:

If you are both a Univar stockholder and a Nexeo stockholder, you will receive separate packages of proxy and consent solicitation materials from each company. A vote as a Univar stockholder to approve the Univar share issuance and the adjournment proposal will not constitute the delivery of a written consent as a Nexeo stockholder for the adoption of the merger agreement, or vice versa. Therefore, please sign, date, mark and return the white proxy card that you receive from Univar, or submit them by telephone or through the Internet, and please complete, date and sign and deliver the written consent that you receive from Nexeo.

Q:	If I am a Univar stockholder, can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote, at any time, before your proxy is voted at the Univar special meeting, as applicable.

If you are a holder of record as of the Univar record date, you can revoke your proxy or change your vote by:

•	sending a written notice stating that you revoke your proxy to:

•	Univar Inc., 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515, Attention: Corporate Secretary

The proxy must bear a date later than the date of the previously submitted proxy that you want to revoke and must be received by the Univar Corporate Secretary prior to the special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares in street name, you must contact your nominee or intermediary to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the applicable special meeting.

Q:	If I am a Nexeo stockholder, can I change or revoke my written consent?

A:

Yes. You may change or revoke your written consent, at any time, before the Nexeo consent deadline; however, such change or revocation may not have any effect, as the delivery of written consent by the written consent parties following the registration statement effective time will constitute receipt by Nexeo of the requisite Nexeo stockholder approval to adopt the merger agreement. If you wish to change or revoke your consent before the Nexeo consent deadline, Nexeo stockholders may do so by sending in a new written consent with a later date or by delivering a notice of revocation to D.F. King & Co., Inc.

Q:	What happens if I transfer my shares of Univar common stock before the special meeting?

A:

The Univar record date is earlier than the date of the special meeting and the date that the merger transactions are expected to be completed. If you transfer your shares of Univar common stock after the record date, but before the special meeting, you will retain your right to vote at the special meeting.

Q:	What do I do if I receive more than one set of voting or consent solicitation materials?

A:

You may receive more than one set of voting materials (in the case of Univar stockholders) or consent solicitation materials (in the case of Nexeo stockholders), including multiple copies of this joint proxy and consent solicitation statement/prospectus, the white proxy card, the voting instruction form or the consent solicitation materials. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting or consent solicitation materials, please vote or return each set separately in order to ensure that all of your shares are voted or all your written consents are delivered, as applicable.

Q:	What will happen if all of the proposals to be considered at the special meeting are not approved?

A:

As a condition to completion of the merger transactions, Univar stockholders must approve the Univar share issuance at the Univar special meeting and Nexeo stockholders must adopt the merger agreement by written consent.

Q:	Are Nexeo stockholders entitled to seek appraisal rights if they do not vote FOR the adoption of the merger agreement?

A:

Yes. Under Delaware law, record holders of Nexeo common stock who do not deliver written consent in favor of the adoption of the merger agreement and who continuously hold their shares of Nexeo common stock through the effective time of the initial merger and otherwise comply with the procedures set forth in Section 262 of the DGCL, will be entitled to seek appraisal rights in connection with the initial merger, and if the initial merger is completed, obtain payment in cash of the fair value of their shares of Nexeo common stock as determined by the Delaware Court of Chancery, instead of receiving the merger consideration for their shares. To exercise appraisal rights, Nexeo stockholders must strictly comply with the procedures prescribed by Delaware law. These procedures are summarized under “Appraisal Rights” beginning on page 179 of this joint proxy and consent solicitation statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex G to this joint proxy and consent solicitation statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Q:	What are the material U.S. federal income tax consequences of the merger transactions to U.S. holders of Nexeo common stock?

A:

Although it is intended that the merger transactions, taken together, qualify as a “reorganization” within the meaning of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), there can be no assurance that the merger transactions will so qualify (we refer to such “reorganization” qualification as the “intended tax treatment”). Whether or not the merger transactions will qualify for the intended tax treatment will depend on facts that will not be known until the merger transactions are completed. In particular, the intended tax treatment requires that the value of Univar common stock issued to Nexeo stockholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Nexeo stockholders in the merger transactions. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of Univar common stock (valued as of the completion of the initial merger) represent at least 40% of the total merger consideration. Because this test is based on the value of the shares of Univar common stock as of the completion of the initial merger, a decline in the value of the shares of Univar common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the merger transactions will qualify for the intended tax treatment. In addition, the completion of the merger transactions is not conditioned on the merger transactions qualifying for the intended tax treatment, nor upon the receipt of an opinion of counsel, or a ruling from the Internal Revenue Service (which we refer to as the IRS) to that effect. Neither Univar nor Nexeo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger transactions.

If the merger transactions qualify for the intended tax treatment, a U.S. holder (as defined in the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger Transactions”) that exchanges its shares of Nexeo common stock for a combination of Univar common stock and cash in the initial merger will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received and (2) the excess of the sum of the amount of cash and the fair market value of the Univar common stock received over such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor.

If the merger transactions fail to qualify for the intended tax treatment, a U.S. holder that exchanges its shares of Nexeo common stock for a combination of Univar common stock and cash in the initial merger will generally recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of the Univar common stock received and (2) such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor.

You should read the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger Transactions” beginning on page 116 of this joint proxy and consent solicitation statement/prospectus for more information, and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger transactions to you in light of your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q:	What are the conditions to the completion of the merger transactions?

A:

Completion of the merger transactions is subject to certain closing conditions, including, but not limited to, the (1) approval of the Univar share issuance by Univar stockholders; (2) adoption of the merger agreement by Nexeo stockholders; (3) receipt of required regulatory approvals; and (4) satisfaction (or to the extent permitted by applicable law, waiver) of other conditions to closing. See “The Merger Agreement—Conditions to Completion of the Merger Transactions” beginning on page 138 of this joint proxy and consent solicitation statement/prospectus for more information.

Q:	When are the merger transactions expected to be completed?

A:

As of the date of this joint proxy and consent solicitation statement/prospectus, it is not possible to accurately estimate the closing date for the merger transactions because the merger transactions are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Univar’s and Nexeo’s obligations to complete the merger transactions; however, Univar and Nexeo currently expect the merger transactions to close during the first half of 2019. Due to the requirement to obtain certain governmental approvals and other conditions necessary to complete the initial merger, no assurance can be given as to when, or if, the merger transactions will be completed.

Q:	What will happen to outstanding Nexeo equity awards in the initial merger?

A:	At the effective time of the initial merger:

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is less than the Per Share Cash Equivalent Consideration, be cancelled and converted into the right to receive, in respect of each Net Share covered by such option, the merger consideration, net of any taxes (both as defined in “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions” beginning on page 17 of this joint proxy and consent solicitation statement/prospectus).

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is equal to or greater than the Per Share Cash Equivalent Consideration, be cancelled for no consideration.

•

Each share of restricted Nexeo common stock that is outstanding as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted stock award immediately prior to the initial merger.

•

Each performance share unit relating to shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such performance share unit award immediately prior to the initial merger (for awards granted in 2017, with performance determined based on actual performance through the latest practicable date prior to the closing date) and for awards granted in 2016, with performance determined based on actual performance through the latest practicable date prior to the closing date, or if greater, at an assumed level of performance equal to the “threshold” level of required performance).

•

Each award of restricted share units settleable in shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted share unit award immediately prior to the initial merger.

•

Each award of Nexeo cash-settled restricted share units that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive an amount in cash equal to the per share cash equivalent consideration, net of any taxes withheld, with respect to each share subject to such restricted share unit award immediately prior to the initial merger.

•

Any taxes withheld will first reduce the cash portion of the merger consideration payable and then, only if the cash portion is insufficient to satisfy such withholding obligations, the share portion of the merger consideration.

For more information, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Treatment of Nexeo Equity Awards” and “The Merger Agreement—Treatment of Nexeo Equity Awards” beginning on pages 115 and 136, respectively, of this joint proxy and consent solicitation statement/prospectus.

Q:	What will happen to the outstanding Nexeo warrants following the initial merger?

A:

The holders of Nexeo warrants, following the initial merger, have the right to receive the merger consideration upon the exercise of such number of warrants representing the right to purchase one share of Nexeo common stock prior to the initial merger, upon the terms and conditions specified in the Nexeo warrant and the Nexeo warrant agreement.

Q:	If I am a Univar stockholder, do I need to do anything at this time with my shares of common stock other than voting on the proposals at the special meeting?

A:

If you are a Univar stockholder, you will not receive any merger consideration. The only action you are requested to take at this time is to affirmatively vote FOR the Univar share issuance and FOR the Univar adjournment proposal in accordance with one of the methods of voting set forth in “Univar Special Meeting—Voting of Shares” beginning on page 53 of this joint proxy and consent solicitation statement/prospectus.

Q:	If I am a Nexeo stockholder, do I need to do anything at this time with my shares of common stock other than delivering my written consent?

A:

If you are a Nexeo stockholder, you will be entitled to receive the merger consideration for your shares after the effective time of the initial merger (assuming you do not properly exercise your appraisal rights in respect of such shares as described under “Appraisal Rights”). The only action you are requested to take at this time is to affirmatively deliver written consent FOR the adoption of the merger agreement in accordance with the method of written consent set forth in “Nexeo Solicitation of Written Consents” beginning on page 56 of this joint proxy and consent solicitation statement/prospectus.

Q:	Should I send in my Nexeo stock certificates now to receive the merger consideration?

A:

No. Nexeo stockholders should not send in their stock certificates to any person at this time. After the effective time of the initial merger, Univar’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Nexeo common stock for the merger consideration. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Exchange of Shares in the Initial Merger” beginning on page 121 of this joint proxy and consent solicitation statement/prospectus.

Q:	How will the merger transactions be financed?

A:

The cash consideration and refinancing of Nexeo’s indebtedness will be funded by Univar’s cash on hand and $1.325 billion of incremental term loans for which commitments have been obtained by Univar under the commitment letter with Goldman Sachs Bank USA.

Q:	Is the completion of the merger transactions subject to a financing condition?

A:	No. The receipt of any financing by Univar is not a condition to completion of the initial merger or any of the other transactions contemplated by the merger agreement.

Q:	Will the Univar common stock issued to Nexeo stockholders at the time of completion of the initial merger be traded on an exchange?

A:

Yes. It is a condition to completion of the merger transactions that the shares of Univar common stock to be issued to Nexeo stockholders in the initial merger be approved for listing on NYSE, subject to official notice of issuance, under the symbol “UNVR.”

Q:	If I am a Univar stockholder, whom should I call with questions?

A:

If you have any questions about the merger transactions or the Univar special meeting, or desire additional copies of this joint proxy and consent solicitation statement/prospectus, white proxy card or voting instruction forms, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 967-5019

Email: UNVR@dfking.com

or

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

Attention: Investor Relations

Telephone: (331) 777-6000

Email: IR@univar.com

Q:	If I am a Nexeo stockholder, whom should I call with questions?

A:

If you have any questions about the merger transactions or the Nexeo consent solicitation materials, or desire additional copies of this joint proxy and consent solicitation statement/prospectus, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 814-8954

Email: NXEO@dfking.com

or

Nexeo Solutions, Inc.

3 Waterway Square Place, Suite 1000

The Woodlands, Texas 77380

Attention: Investor Relations

Telephone: (281) 297-0700

Email: InvestorRelations@nexeosolutions.com

Q:	Where can I find more information about Univar and Nexeo?

A:

You can find more information about Univar and Nexeo from the various sources described under “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

SUMMARY

This summary highlights selected information from this joint proxy and consent solicitation statement/prospectus. It may not contain all of the information that is important to you. You are urged to read this entire joint proxy and consent solicitation statement/prospectus and the other documents referred to or incorporated by reference into this joint proxy and consent solicitation statement/prospectus in order to fully understand the merger transactions, the merger agreement and other matters to be considered at the special meetings. See “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus. Each item in this summary refers to the beginning page of this joint proxy and consent solicitation statement/prospectus on which that subject is discussed in more detail.

The Companies (See page 50)

Univar Inc.

Univar Inc. is a leading global chemical and ingredients distributor and provider of specialty services. Univar purchases chemicals from thousands of chemical producers worldwide and warehouses, repackages, blends, dilutes, transports and sells those chemicals to more than 100,000 customer locations across approximately 140 countries. Univar’s specialized services include digital promotion or e-marketing of chemicals for its producers, chemical waste removal and ancillary services, on-site storage of chemicals for its customers, and support services for the agricultural and pest control industries. Univar derives competitive advantage from its scale, broad product offering, technical expertise, specialized services, long-standing relationships with leading chemical producers and its industry leading safety record.

Univar is a Delaware corporation. Its principal executive offices are located at 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515, and its telephone number is (331) 777-6000.

Nexeo Solutions, Inc.

Nexeo was formed as a Delaware corporation on March 24, 2014, under the name WL Ross Holding Corp., as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Nexeo completed its initial public offering in June 2014, raising approximately $500 million in cash proceeds.

Nexeo acquired the business of Nexeo Solutions Holdings, LLC on June 9, 2016 through the business combination between WL Ross Holding Corp. and Nexeo Solutions Holdings, LLC (the “business combination”). In connection with the closing of the business combination, Nexeo changed its name from “WL Ross Holding Corp.” to “Nexeo Solutions, Inc.” and changed its ticker symbol for its common stock on Nasdaq from “WLRH” to “NXEO.”

Nexeo is a global chemicals distributor in North America and Asia, and a global plastics distributor in North America, Europe, the Middle East and Africa (EMEA) and Asia. In connection with the distribution of chemicals products, Nexeo provides value-added services such as custom blending, packaging and re-packaging. Nexeo also provides on-site and off-site hazardous and non-hazardous environmental services, including waste collection, transportation, recovery, disposal arrangement and recycling services in North America, primarily the U.S. During fiscal year 2017, Nexeo distributed over 24,000 products in more than 80 countries for approximately 1,400 suppliers to approximately 27,300 customers.

Pilates Merger Sub I Corp

Pilates Merger Sub I Corp, a direct wholly-owned subsidiary of Univar, is a Delaware corporation that was formed on September 10, 2018 for the sole purpose of effecting the initial merger. In the initial merger, Merger Sub I will be merged with and into Nexeo, with Nexeo surviving as a direct wholly-owned subsidiary of Univar.

Its principal executive offices and its telephone number are the same as those of Univar.

Pilates Merger Sub II LLC

Pilates Merger Sub II LLC, a direct wholly-owned subsidiary of Univar, is a Delaware limited liability company that was formed on September 10, 2018 for the sole purpose of effecting the subsequent merger. In the subsequent merger, Nexeo will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company. As a result of the subsequent merger, Merger Sub II will own the legacy business of Nexeo and will be a direct wholly-owned subsidiary of Univar.

Its principal executive offices and its telephone number are the same as those of Univar.

Univar Special Meeting (See page 52)

General

The Univar special meeting will be held February     , 2019, at 9:30 a.m., local time, at the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515. At the Univar special meeting, Univar stockholders will vote on:

•	the Univar share issuance; and

•	Univar adjournment proposal.

The approval of the Univar share issuance by Univar stockholders is a condition to the obligations of Univar and of Nexeo to complete the merger transactions.

Univar Record Date

The Univar board has fixed the close of business on January 22, 2019 as the Univar record date for determination of the Univar stockholders entitled to vote at the Univar special meeting or any adjournment or postponement thereof. Only Univar stockholders of record on the Univar record date are entitled to receive notice of, and to vote at, the Univar special meeting or any adjournment or postponement thereof.

As of the Univar record date, there were                  shares of Univar common stock outstanding and entitled to vote at the Univar special meeting, held by approximately                  holders of record. Each outstanding share of Univar common stock is entitled to one vote on each matter to be acted upon at the Univar special meeting.

Quorum

A quorum of outstanding shares is necessary to take action at the Univar special meeting. A majority of the outstanding shares of Univar common stock, present in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum.

Required Vote

The affirmative vote of a majority of the shares of Univar common stock cast at the Univar special meeting is required to approve the Univar share issuance. Under NYSE rules, an abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

The affirmative vote of a majority of the shares of Univar common stock present in person or by proxy at the Univar special meeting and entitled to vote thereon is required to approve the Univar adjournment proposal. An abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

Share Ownership of and Voting by Univar Directors and Executive Officers

At the Univar record date, Univar’s directors and executive officers and their affiliates beneficially owned and had the right to vote an aggregate of                  shares of Univar common stock at the Univar special meeting, which represents     % of the outstanding shares of Univar common stock entitled to vote at the Univar special meeting.

It is expected that Univar’s directors and executive officers will vote their shares FOR the Univar share issuance and FOR the Univar adjournment proposal.

Nexeo Consent Solicitation (See page 56)

General

Nexeo is sending this document to its stockholders to request that they adopt the merger agreement and approve the merger transactions by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus, referred to as the Nexeo consent solicitation. Nexeo will not hold a meeting of Nexeo’s stockholders to vote to adopt the merger agreement or approve the merger transactions if the Nexeo stockholders adopt.

Nexeo Record Date

The Nexeo board has fixed the close of business on January 22, 2019 as the Nexeo record date for determination of the Nexeo stockholders entitled to execute and deliver written consents with respect to this solicitation. Only Nexeo stockholders of record on the Nexeo record date may adopt the merger agreement and approve the merger transactions by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

As of the Nexeo record date, there were                  shares of Nexeo common stock outstanding and entitled to execute and deliver written consents with respect to this solicitation, held by approximately                  holders of record.

Adoption of the Merger Agreement

The adoption of the merger agreement by the holders of a majority of the total shares of Nexeo common stock outstanding as of the Nexeo record date is required to complete the merger transactions.

Following the execution of the merger agreement, certain affiliates of TPG Global, LLC and First Pacific Advisors, LLC and certain of its affiliates, which we refer to collectively as the “written consent parties,” in their capacity as direct and indirect stockholders of Nexeo, executed and delivered the support agreements with Univar, under which each written consent party agreed to deliver to Nexeo a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding. The support agreements provide that the written consent parties will deliver their written consents within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of being declared effective. The delivery of such written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders.

You may consent to the adoption of the merger agreement with respect to your shares of Nexeo common stock by completing and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus and returning it to Nexeo by the Nexeo consent deadline. Your consent to the adoption of the merger agreement may be changed or revoked at any time before the Nexeo consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of written consents by the written consent parties will constitute receipt by Nexeo of the adoption of the merger agreement. Due to the obligations of the written consents under the support agreements, a failure of any other Nexeo stockholder to deliver a written consent is not expected to have any effect on the approval of the adoption of the merger agreement.

Share Ownership of and Voting by Nexeo Directors and Executive Officers

At the Nexeo record date, Nexeo’s directors and executive officers and their affiliates beneficially owned an aggregate of                  shares of Nexeo common stock, which represents     % of the shares outstanding of Nexeo common stock entitled to execute and deliver written consents with respect to this solicitation.

It is expected that Nexeo’s directors and executive officers will deliver written consents FOR the adoption of the merger agreement.

The Merger Transactions and the Merger Agreement (See page 124)

In the initial merger, Merger Sub I will be merged with and into Nexeo. Nexeo will be the surviving corporation in the initial merger, will be a wholly-owned subsidiary of Univar following completion of the initial merger, and will no longer be a publicly traded corporation. Immediately following the effective time of the initial merger, Nexeo will be merged with and into Merger Sub II. Merger Sub II will be the surviving company in the subsequent merger. As a result of the subsequent merger, Merger Sub II will own the legacy business of Nexeo and will be a direct wholly-owned subsidiary of Univar.

The merger transactions will not be completed without the approval of the Univar share issuance by Univar stockholders and the adoption of the merger agreement by Nexeo stockholders.

A copy of the merger agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger transactions. For more information on the merger transactions and the merger agreement, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement” and “The Merger Agreement” beginning on pages 58 and 124, respectively, of this joint proxy and consent solicitation statement/prospectus.

As of the date of this joint proxy and consent solicitation statement/prospectus, it is not possible to accurately estimate the closing date for the merger transactions because the merger transactions are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Univar’s and Nexeo’s obligations to complete the merger transactions; however, Univar and Nexeo currently expect the merger transactions to close during the first half of 2019. Due to the governmental approvals and other conditions required to complete the merger transactions, no assurance can be given as to when, or if, the merger transactions will be completed.

Merger Consideration (See page 125)

At the effective time of the initial merger, each share of Nexeo common stock (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any Nexeo wholly-owned subsidiary, Univar or Univar wholly-owned subsidiary) will be converted into the right to receive and become exchangeable for (1) 0.305 shares of Univar common stock plus (2) $3.29 in cash. The cash consideration is subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the consummation of the acquisition. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. No fractional shares will be issued in the initial merger, and Nexeo stockholders will receive cash in lieu of any fractional shares.

Based on the closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65, which represents a premium of approximately 16% over Nexeo’s closing stock price on September 14, 2018. Based on the closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72. Because Univar will issue in the initial merger a fixed number of shares of Univar common stock in exchange for each share of Nexeo common stock, the value of the merger consideration that Nexeo stockholders will receive in the initial merger will depend on the market price of shares of Univar common stock at the effective time of the initial merger. As a result, the value of the merger consideration that Nexeo stockholders will receive in the initial merger could be greater than, less than or the same as the value of the merger consideration on the date of this joint proxy and consent solicitation statement/prospectus or at the time of the Univar special meeting.

Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors (See page 76)

After consideration and consultation with its advisors, at a meeting held on September 16, 2018, the Univar board unanimously determined that the merger transactions and the other transactions contemplated by the merger agreement, including the Univar share issuance, were advisable and in the best interests of Univar and its stockholders and approved and adopted the merger agreement, the merger transactions and the other transactions contemplated by the merger agreement, including the Univar share issuance. For more information regarding the factors considered by the Univar board in reaching its decision to approve the merger agreement and the merger transactions contemplated by the merger agreement, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors” beginning on page 76 of this joint proxy and consent solicitation statement/prospectus.

The Univar board recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal.

Nexeo’s Reasons for the Merger Transactions; Recommendation of the Nexeo Board of Directors (See page 80)

After careful consideration, the Nexeo board recommends that stockholders approve the adoption of the merger agreement by executing and delivering the written consent furnished with this consent solicitation statement/proxy statement/prospectus. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Nexeo’s Reasons for the Merger Transactions; Recommendation of the Nexeo Board of Directors.”

The Nexeo board recommends that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement.

Opinion of Univar’s Financial Advisor (See page 84)

Goldman Sachs delivered its opinion to the Univar board that, as of September 17, 2018 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement was fair from a financial point of view to Univar.

The full text of the written opinion of Goldman Sachs, dated September 17, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Univar board in connection with its consideration of the merger transactions and such opinion is not a recommendation as to how any holder of Univar common stock should vote with respect to the merger transactions or any other matter. Pursuant to an engagement letter between Univar and Goldman Sachs, Univar has agreed to pay Goldman Sachs a transaction fee of $12 million, all of which is contingent upon consummation of the merger transactions. Goldman Sachs may receive an additional fee of up to $3 million at Univar’s sole discretion.

Opinion of Nexeo’s Financial Advisor (See page 90)

In connection with the merger transactions, the Nexeo board received a written opinion, dated September 17, 2018, from Nexeo’s financial advisor, Moelis, as of the date of such opinion, as to the fairness, from a financial point of view, of the merger consideration to be received in the merger transactions by holders of Nexeo common stock (other than the written consent parties). The full text of Moelis’ written opinion dated September 17, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this joint proxy and consent solicitation statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Nexeo board (solely in its capacity as such) in its evaluation of the merger transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the merger consideration and does not address Nexeo’s underlying business decision to effect the merger transactions or the relative merits of the merger transactions as compared to any alternative business strategies or transactions that might be available to Nexeo. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Nexeo should vote or act with respect to the merger transactions or any other matter.

Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions (See page 104)

In addition to their interests in the merger as stockholders, certain of Nexeo’s directors and executive officers have interests in the merger transactions that may be different from, or in addition to, the interests of Nexeo’s stockholders generally. You should be aware of these interests. The members of the Nexeo board were aware of and considered these interests in reaching the determination of whether to approve the merger agreement and deem the merger agreement, the merger transactions and the other transactions contemplated by the merger agreement to be fair to, and in the best interests of, Nexeo and its stockholders. These interests include, among others:

•

the accelerated vesting and cash-out of equity-based awards held by executive officers in connection with the merger transactions in accordance with the terms of the merger agreement (as described below in “The Merger Agreement—Treatment of Equity-Based Awards”); and

•

certain contractual severance payments and benefits in the event an executive officer experiences an involuntary termination without cause or a voluntary termination for good reason prior to the second anniversary of the effective time of the initial merger (as described below in “Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions—Severance Entitlements”).

In addition, Nexeo’s directors and executive officers have the right to indemnification following the closing of the merger transactions. For additional information, please see the section below entitled “Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions—Director and Executive Officer Indemnification.”

Treatment of Nexeo Warrants in the Initial Merger (See page 114)

The holders of Nexeo’s warrants will, following the effective time of the initial merger, have the right to receive the merger consideration upon the exercise of such number of warrants representing the right to purchase one (1) share of Nexeo common stock prior to the effective time of the initial merger, upon the terms and conditions specified in Nexeo’s warrants and the Nexeo warrant agreement.

Treatment of Nexeo Equity Awards in the Initial Merger (See page 115)

At the effective time of the initial merger:

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is less than the Per Share Cash Equivalent Consideration, be cancelled and converted into the right to receive, in respect of each Net Share covered by such option, the merger consideration, net of any taxes.

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is equal to or greater than the Per Share Cash Equivalent Consideration, be cancelled for no consideration.

•

Each share of restricted Nexeo common stock that is outstanding as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted stock award immediately prior to the initial merger.

•

Each performance share unit relating to shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such performance share unit award immediately prior to the initial merger (for awards granted in 2017, with performance determined based on actual performance through the latest practicable date prior to the closing date) and for awards granted in 2016, with performance determined based on actual performance through the latest practicable date prior to the closing date, or if greater, at an assumed level of performance equal to the “threshold” level of required performance).

•

Each award of restricted share units settleable in shares of Nexeo common stock that is outstanding or payable as of immediately prior to the effective time of initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted share unit award immediately prior to the initial merger.

•

Each award of Nexeo cash-settled restricted share units that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive an amount in cash equal to the per share cash equivalent consideration, net of any taxes withheld, with respect to each share subject to such restricted share unit award immediately prior to the initial merger.

•

Any taxes withheld will first reduce the cash portion of the merger consideration payable and then, only if the cash portion is insufficient to satisfy such withholding obligations, the share portion of the merger consideration.

For more information, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Treatment of Nexeo Equity Awards” and “The Merger Agreement—Treatment of Nexeo Equity Awards” beginning on pages 115 and 136, respectively, of this joint proxy and consent solicitation statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger Transactions (See page 116)

Although it is intended that the merger transactions will qualify for the intended tax treatment, there can be no assurance that the merger transactions will so qualify. Whether or not the merger transactions will qualify for the intended tax treatment will depend on facts that will not be known until the merger transactions are completed. In particular, the intended tax treatment requires that the value of Univar common stock issued to Nexeo stockholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Nexeo stockholders in the merger transactions. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of Univar common stock (valued as of the completion of the initial merger) represent at least 40% of the total merger consideration. Because this test is based on the value of the shares of Univar common stock as of the completion of the initial merger, a decline in the value of the shares of Univar common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the merger transactions will qualify for the intended tax treatment. In addition, the completion of the merger transactions is not conditioned on the merger transactions qualifying for the intended tax treatment, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. Neither Univar nor Nexeo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger transactions.

If the merger transactions qualify for the intended tax treatment, a U.S. holder (as defined in the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger Transactions”) that exchanges its shares of Nexeo common stock for a combination of Univar common stock and cash in the initial merger will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received and (2) the excess of the sum of the amount of cash and the fair market value of the Univar common stock received over such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor.

If the merger transactions fail to qualify for the intended tax treatment, a U.S. holder that exchanges its shares of Nexeo common stock for a combination of Univar common stock and cash in the initial merger will generally recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of the Univar common stock received and (2) such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor.

You should read the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger Transactions” beginning on page 116 of this joint proxy and consent solicitation statement/prospectus for more information, and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger transactions to you in light of your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Accounting Treatment of the Initial Merger (See page 120)

The initial merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805 Business Combinations, or ASC 805, with Univar considered the accounting acquirer and Nexeo the accounting acquiree. Univar will record assets acquired, including identifiable intangible assets, and liabilities assumed from Nexeo at their respective fair values at the effective date of the initial merger. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Accounting Treatment of the Initial Merger” beginning on page 120 of this joint proxy and consent solicitation statement/prospectus.

Regulatory Approvals Required to Complete the Merger Transactions (See page 120)

Univar and Nexeo are required to submit notifications to various competition authorities prior to completing the merger transactions. Under the HSR Act, Univar and Nexeo must file notifications with the FTC and the Antitrust Division of the DOJ and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the merger transactions. In addition, Univar and Nexeo are required to submit notifications in certain other jurisdictions, including with the competition authorities in Europe, Canada, Mexico, and Russia. On October 16, 2018, Univar and Nexeo filed their respective Notification and Report Forms with the FTC and the Antitrust Division of the DOJ, and the applicable HSR waiting period expired on November 15, 2018. On October 26, 2018, the parties filed the required notification forms with the Canadian Competition Bureau and the applicable waiting period expired on November 28, 2018. On November 15, 2018, the parties submitted the required competition filing with the Russian Federal Antimonopoly Service, on December 4, 2018, the parties submitted the required competition filing with the Mexican Federal Commission on Economic Competition, and on December 19, 2018, the parties submitted a Form CO with the European Commission.

There is no assurance that these required authorizations, consents, orders or other approvals will be obtained or that they will be obtained in a timely manner, or whether they will be subject to required actions, conditions, limitations or restrictions on the combined company’s business, operations or assets. If any such required actions, conditions, limitations or restrictions are imposed, they may jeopardize or delay completion of the merger transactions, reduce or delay the anticipated benefits of the merger transactions or allow the parties to terminate the business combination agreement, which could result in a material adverse effect on Univar’s, Nexeo’s or the combined company’s business, financial condition or operating results.

For more information on the regulatory approvals required for the merger transactions, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Regulatory Approvals Required to Complete the Merger Transactions” beginning on page 120 of this joint proxy and consent solicitation statement/prospectus.

Financing of the Merger Transactions (See page 121)

Consummation of the merger transactions is not conditioned upon Univar’s ability to obtain financing. Univar expects to use cash on hand and debt financing to fund the cash consideration and the other transactions contemplated by the merger agreement and to refinance Nexeo’s existing indebtedness.

Univar has entered into a commitment letter, dated September 17, 2018, with Goldman Sachs Bank USA and the other commitment parties that have joined thereto, pursuant to which the commitment parties have committed to arrange and provide, subject to the terms and conditions set forth in the commitment letter, a senior secured incremental term loan facility in an aggregate principal amount of $1.325 billion.

Prior to or simultaneously with the consummation of the merger, Univar expects to execute definitive documentation with respect to the incremental term loan facility on the terms set forth in the commitment letter.

The Support Agreements (See page 143)

Following the execution of the merger agreement, on September 17, 2018, certain affiliates of TPG Global, LLC and First Pacific Advisors, LLC and certain of its affiliates, referred to as the written consent parties, in their capacity as direct and indirect stockholders of Nexeo, executed and delivered the support agreements to Univar. Under the merger agreement, Nexeo agreed to use reasonable best efforts to cause the written consent parties to execute and deliver the support agreements within 24 hours of the execution of the merger agreements. In the event of a failure by the written consent parties to execute and deliver the support agreements within such time, referred to as a support agreement failure, Univar would have had the right to terminate the merger agreement.

Pursuant to the support agreement, the written consent parties agreed to deliver a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding as of the date of the support agreement. The support agreements provide that the written consent parties will deliver such written consents within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of being declared effective. For more information on the support agreements, see “The Support Agreements” beginning on page 143 of this joint proxy and consent solicitation statement/prospectus. Certain of the written consent parties are entitled to certain payments in connection with the TRA Termination Agreement, which will be made by Nexeo at the closing of the merger transactions. For a more detailed discussion on the payments to be made to the written consent parties please see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions” beginning on page 104.

As of the record date, the support agreements covered                  shares of Nexeo common stock, or approximately     % of the total shares of Nexeo common stock outstanding.

Under the merger agreement, Nexeo also agreed to use reasonable best efforts, if the support agreements were timely delivered, to cause the written consent parties to deliver written consents adopting the merger agreement and approving the merger transactions within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of becoming effective. The delivery of the written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders.

Instead of terminating the merger agreement, Univar has the right under the merger agreement to elect, within 72 hours of a written consent failure to require that Nexeo cause a special meeting of Nexeo stockholders to be called and held as soon as reasonably practicable for the purpose of obtaining the adoption by the Nexeo stockholders of the merger agreement, which election is referred to as a Nexeo stockholder meeting election.

Unless the merger agreement is terminated in accordance with its terms, Nexeo will not be relieved of its obligation to submit the merger agreement to Nexeo stockholders for adoption, including at a special meeting of Nexeo stockholders in the event of a Nexeo stockholder meeting election by Univar. For more information on Nexeo’s and Univar’s rights and obligations with respect to the written consents to be delivered by the written consent parties, see “The Merger Agreement—Nexeo Written Consent; Nexeo Stockholder Meeting” beginning on page 131 of this joint proxy and consent solicitation statement/prospectus.

No Solicitation of Acquisition Proposals (See page 132)

Under the merger agreement, each of Univar and Nexeo has agreed that it will not solicit or engage in discussions, negotiations or diligence with any third party with respect to an alternative acquisition proposal, including a transaction that would result in the acquisition by a third-party of a substantial portion of such party’s outstanding capital stock.

However, in response to an unsolicited alternative acquisition proposal with respect to Univar made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Univar, Univar may, prior to the approval by Univar stockholders of the Univar share issuance, engage in discussions, negotiations or diligence with the third party making the proposal if the Univar board determines in good faith that the alternative acquisition proposal constitutes or would reasonably have been expected to result in a superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain conditions and obligations set forth in the merger agreement.

Nexeo would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), in response to an unsolicited alternative acquisition proposal made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Nexeo, subject to certain conditions and obligations set forth in the merger agreement.

For more information, see “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 132 of this joint proxy and consent solicitation statement/prospectus.

Change of Board of Directors Recommendation (See page 133)

Under the merger agreement, subject to certain exceptions, each of Univar and Nexeo agreed that their respective boards of directors may withdraw, qualify or modify the applicable board of directors’ recommendation in favor of the adoption of the merger agreement, in Nexeo’s case, or in favor of the approval of the Univar share issuance, in Univar’s case.

However, the Univar board may make a change in recommendation at any time prior to the approval by Univar stockholders of the Univar share issuance in response to an unsolicited alternative acquisition proposal with respect to Univar made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Univar and that the Univar board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes or would reasonably be expected to result in a Univar superior proposal, or upon the occurrence of an intervening event with respect to Univar, subject to certain conditions and obligations set forth in the merger agreement.

The Nexeo board would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to make a change in recommendation and terminate the merger agreement, subject to paying a termination fee described below, in response to an unsolicited written acquisition proposal with respect to Nexeo made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Nexeo, that the Nexeo board had determined in good faith constituted or would reasonably be expected to have resulted in a superior proposal, subject to certain conditions and obligations set forth in the merger agreement. In addition, the Nexeo board would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to make a change in recommendation upon the occurrence of an intervening event with respect to Nexeo, subject to certain conditions and obligations set forth in the merger agreement.

For more information, see “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 132 of this joint proxy and consent solicitation statement/prospectus.

Completion of the Merger Transactions is Subject to Certain Conditions (See page 138)

As more fully described in this joint proxy and consent solicitation statement/prospectus and in the merger agreement, the obligations of Univar, the Merger Subs and Nexeo to complete the merger transactions are subject to the satisfaction of a number of conditions, including the following:

•	the adoption of the merger agreement by Nexeo stockholders must have been obtained;

•	the approval of the Univar share issuance by Univar stockholders must have been obtained;

•

the waiting period (or extensions thereof) applicable to the merger transactions under the HSR Act must have expired or been terminated and certain other required regulatory filings, clearances or approvals must have been filed, occurred or been obtained;

•

no court or other governmental entity of competent jurisdiction may have entered or issued a law, order or injunction that is in effect and restrains or prohibits consummation of the merger transactions or the other transactions contemplated by the merger agreement;

•	the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part of must have been declared effective by the SEC;

•	shares of Univar common stock that will be issued in the initial merger must have been approved for listing on the NYSE, subject to official notice of issuance;

•	each must have performed or complied in all material respects all covenants required to be performed by it under the merger agreement at or prior to the closing;

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of each party must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty speaks as of an earlier date, in which case as of such date); and

•

since the date of the merger agreement, there must not have been any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect (as defined in the merger agreement) with respect to each party (and, in Univar’s case, the Nexeo plastics segment).

•	in the case of Univar and the Merger Subs, the TRA must have been terminated in accordance with the terms of the TRA Termination Agreement.

For more information, see “The Merger Agreement—Conditions to Completion of the Merger Transactions” beginning on page 138 of this joint proxy and consent solicitation statement/prospectus.

Univar Board of Directors and Executive Officers Following Completion of the Merger Transactions (See page 139)

Univar does not expect to make any changes to the composition of the Univar board or Univar’s executive officers in connection with the completion of the merger transactions and is not required to do so under the merger agreement.

Termination of the Merger Agreement (See page 139)

Univar and Nexeo may mutually agree to terminate the merger agreement at any time. The merger agreement may be terminated in certain other circumstances, including the following:

•

by either Nexeo or Univar if the merger transactions are not consummated by September 17, 2019, referred to as the termination date, which may be extended by either Univar or Nexeo under certain circumstances up to a date (or dates) no later than, in any case, December 17, 2019;

•

by either Nexeo or Univar if, following a Nexeo stockholder meeting election, the adoption by Nexeo stockholders of the merger agreement has not been obtained at the meeting of Nexeo stockholders held for the purpose of obtaining the adoption of the merger agreement;

•	by either Nexeo or Univar if the approval by Univar stockholders of the Univar share issuance by Univar has not been obtained at the Univar special meeting;

•	by either Nexeo or Univar if a law, order or injunction restraining or prohibiting the merger transactions becomes final and nonappealable;

•	by Nexeo if the Univar board has made a change in recommendation;

•	by Univar if the Nexeo board has made a change in recommendation;

•	by Univar in the event of a written consent failure; or

•	by either Nexeo or Univar, if the other party has materially breached any of its representations, warranties, covenants or agreements contained in the merger agreement, subject to cure.

Univar would have been permitted to terminate the merger agreement in the event of a support agreement failure. Nexeo would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to terminate the merger agreement to enter into an acquisition agreement with respect to a superior proposal with respect to Nexeo that did not result from a material breach of the merger agreement, subject to the payment of a termination fee by Nexeo to Univar.

Univar is not permitted to terminate the merger agreement in the event of a change in recommendation by the Univar board.

For more information, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 139 of this joint proxy and consent solicitation statement/prospectus.

Termination Fees (See page 140)

Generally, each party is required to pay all fees and expenses incurred by it in connection with the merger transactions. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, a termination fee may be payable by either Nexeo or Univar to the other party, including as follows:

•

Nexeo must pay Univar a termination fee of $35 million if Univar terminates the merger agreement because the Nexeo board has made a change in recommendation, or if the merger agreement is terminated under certain circumstances in which an alternative acquisition proposal is made to Nexeo, the Nexeo board or directly to Nexeo stockholders and within 12 months of such termination Nexeo consummates or enters into an agreement with respect to any acquisition proposal;

•

Univar must pay Nexeo a termination fee of $128 million if Nexeo terminates the merger agreement because the Univar board has made a change in recommendation, or if the merger agreement is terminated under certain circumstances in which an alternative acquisition proposal is made to Univar, the Univar board or directly to Univar stockholders and within 12 months of such termination Univar consummates or enters into an agreement with respect to any acquisition proposal;

•

Univar must also pay Nexeo a termination fee of $35 million if the merger agreement is terminated by either party because a law, order or injunction arising under antitrust laws permanently restraining or prohibiting consummation of the merger transactions has become final and nonappealable or because the merger transactions did not close prior to the termination date under certain circumstances in which certain conditions relating to the waiting period applicable under the HSR Act, certain other required regulatory filings and the absence of any law, order or injunction arising under antitrust laws restraining or prohibiting the consummation of the merger transactions have not been satisfied or waived.

For more information, see “The Merger Agreement—Expenses and Termination Fees” beginning on page 140 of this joint proxy and consent solicitation statement/prospectus.

Listing of Shares of Univar Common Stock and Delisting and Deregistration of Nexeo Common Stock (See page 122)

Under the terms of the merger agreement, Univar is required to use reasonable best efforts to cause the shares of Univar common stock to be issued in the Univar share issuance to be approved for listing on NYSE, prior to the closing of the merger transactions. Accordingly, application will be made to have the shares of Univar common stock to be issued in the Univar share issuance approved for listing on NYSE, where shares of Univar common stock are currently traded, under the symbol “UNVR.”

If the initial merger is completed, there will no longer be any publicly held shares of Nexeo common stock. Accordingly, Nexeo common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

Comparison of Stockholders’ Rights (See page 171)

Nexeo stockholders will have different rights once they become Univar stockholders due to differences between the organizational documents of Nexeo and Univar. See “Summary—Comparison of Stockholders’ Rights” beginning on page 171 of this joint proxy and consent solicitation statement/prospectus.

Appraisal Rights (See page 179)

Pursuant to Section 262 of the DGCL, Nexeo stockholders who do not deliver written consents in favor of adoption of the merger agreement, who continuously hold their shares of Nexeo common stock through the effective time of the initial merger and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of Nexeo common stock, as determined by the Delaware Court of Chancery, if the initial merger is completed. The “fair value” of shares of Nexeo common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the merger consideration that Nexeo stockholders would otherwise be entitled to receive under the terms of the merger agreement.

The right to seek appraisal will be lost if a Nexeo stockholder delivers a written consent FOR adoption of the merger agreement. However, not delivering a written consent for the adoption of the merger agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.

Nexeo stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Nexeo by submitting a written demand for appraisal in the form described in this joint proxy and consent solicitation statement/prospectus, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Nexeo common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this joint proxy and consent solicitation statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Nexeo stockholders that may wish to pursue appraisal rights should consult their legal and financial advisors. See “Appraisal Rights” beginning on page 179 of this joint proxy and consent solicitation statement/prospectus.

Univar stockholders are not entitled to appraisal or dissenters’ rights in connection with any of the merger transactions under Delaware law.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UNIVAR

The following table presents selected historical consolidated financial data of Univar. The selected historical consolidated financial data as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, are derived from Univar’s audited consolidated financial statements and accompanying notes, which are contained in Univar’s Current Report on Form 8-K filed on November 1, 2018 which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The selected historical consolidated financial data as of December 31, 2015, 2014 and 2013, and for the years ended December 31, 2014 and 2013, are derived from Univar’s audited consolidated financial statements, which have previously been filed with the SEC but which are not incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

The unaudited selected financial data for Univar as of September 30, 2018, and for the nine months ended September 30, 2018 and 2017, are derived from Univar’s unaudited condensed consolidated financial statements and accompanying notes, which are contained in Univar’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The unaudited condensed consolidated financial statements of Univar have been prepared on the same basis as the audited financial statements of Univar, except for the January 1, 2018 adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or “ASC 606.” In the opinion of Univar’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The information set forth below is only a summary. You should read the following information together with Univar’s audited consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Univar’s Annual Report on Form 10-K for the year ended December 31, 2017, as updated by Univar’s Current Report on Form 8-K, and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus, and in Univar’s other reports filed with the SEC. Univar’s historical consolidated financial information may not be indicative of the future performance of Univar or the combined company. For more information, see “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

	As of and for the nine months ended September 30,		Fiscal year ended December 31,
(in millions, except per share data)	2018	2017	2017	2016	2015	2014	2013
Consolidated Statement of Operations
Net sales	$6,661.3	$6,294.5	$8,253.7	$8,073.7	$8,981.8	$10,373.9	$10,324.6
Net Income (loss)	171.1	92.8	119.8	(68.4)	16.5	(20.1)	(82.3)
Income (loss) per common share—diluted	1.20	0.66	0.85	(0.50)	0.14	(0.20)	(0.83)
Consolidated Balance Sheet
Cash and cash equivalents	$85.9	$293.9	$467.0	$336.4	$188.1	$206.0	$180.4
Total assets	5,497.1	5,690.1	5,732.7	5,389.9	5,612.4	6,067.7	6,204.7
Long-term liabilities	2,936.6	3,259.8	3,223.2	3,240.5	3,502.2	4,300.7	4,232.5
Stockholders’ equity	1,230.7	1,064.3	1,090.1	809.9	816.7	248.1	381.3

	As of and for the nine months ended September 30,		Fiscal year ended December 31,
(in millions, except per share data)	2018	2017	2017	2016	2015	2014	2013
Other financial data
Cash (used) provided by operating activities	$(2.6)	$35.8	$282.6	$450.0	$356.0	$126.3	$289.3
Cash used by investing activities	(71.3)	(80.4)	(79.1)	(136.0)	(294.4)	(148.2)	(215.7)
Cash (used) provided by financing activities	(290.1)	(35.5)	(112.4)	(166.5)	(19.8)	84.1	(110.5)
Capital expenditures	59.9	58.0	82.7	90.1	145.0	113.9	141.3
Adjusted EBITDA	496.4	447.7	593.8	547.4	573.3	624.8	580.7
Adjusted EBITDA margin	7.5%	7.1%	7.2%	6.8%	6.4%	6.0%	5.6%

2017 Net income includes a $36.6 million provisional tax expense due to the passage of the Tax Cuts and Jobs Act on December 22, 2017 and a pre-tax expense of $37.0 million related to business transformation, restructuring and employee terminations costs.

2016 Net income includes a $47.3 million tax expense for a non-cash revaluation of deferred taxes resulting from a December 7, 2016 change in U.S. tax law impacting branches outside the U.S. Net income also includes pre-tax impairment charges of $133.9 million related to assets servicing upstream oil and gas customers in the USA segment, a pre-tax pension mark-to-market loss of $68.6 million and a pre-tax expense of $13.4 million related to business transformation, restructuring and employee terminations costs.

2015 Net sales reflects a reduction in demand from the upstream oil and gas end market. Net income includes a pre-tax pension mark-to-market loss of $21.1 million, a pre-tax contract termination fee of $26.2 million, a pre-tax expense of $33.8 million related to restructuring and employee terminations costs and pre-tax debt financing and extinguishment charges of $36.1 million.

2014 Net income includes a pre-tax expense of $46.2 million related to restructuring and employee terminations costs and a pre-tax pension mark-to-market loss of $117.8 million.

2013 Net income includes a pre-tax pension mark-to-market gain of $73.5 million and a pre-tax impairment charge of $135.6 million related to the write-off of goodwill in the Rest of World segment and software costs related to a global ERP system.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEXEO

The following tables present selected historical consolidated financial data of Nexeo. The selected historical consolidated financial data of Nexeo Solutions, Inc. (Successor) as of September 30, 2018 and 2017, and for the year ended September 30, 2018 and 2017 and for the period from June 9, 2016 to September 30, 2016 and of Nexeo Solutions Holdings, LLC (Predecessor) for the period from October 1, 2015 to June 8, 2016, are derived from Nexeo’s audited consolidated financial statements and accompanying notes, which are contained in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2018, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The selected historical consolidated financial data as of September 30, 2016, 2015 and 2014, and for the years ended September 30, 2015 and 2014, are derived from Nexeo’s audited consolidated financial statements, which have previously been filed with the SEC but which are not incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The selected historical consolidated financial data for the nine months ended September 30, 2018 was derived by subtracting the historical unaudited condensed statement of operations for the three months ended December 31, 2017 appearing in Nexeo’s Quarterly Report on Form 10-Q from the audited consolidated financial statements contained in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2018.

The information set forth below is only a summary. You should read the following information together with Nexeo’s audited consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2018 and in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus, and in Nexeo’s other reports filed with the SEC. Nexeo’s historical consolidated financial information may not be indicative of the future performance of Nexeo or the combined company. For more information, see “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

	Successor					Predecessor
	For the nine months ended September 30,		Fiscal year ended September 30,			October 1, 2015 through June 8,	Fiscal year ended September 30,
(in millions, except share and per share amounts)	2018	2017	2018	2017	2016*	2016	2015	2014
Statement of operations data:
Sales and operating revenues	$3,104.6	$2,842.1	$4,034.2	$3,636.9	$1,065.7	$2,340.1	$3,949.1	$4,514.5
Gross profit	353.2	314.0	460.1	398.4	108.4	271.9	408.0	401.7
Net income (loss) from continuing operations	2.9	22.7	29.4	14.4	(8.4)	(13.9)	21.2	(12.2)
Net income (loss) to Nexeo Solutions Inc.	2.9	22.7	29.4	14.4	(8.4)	(13.8)	20.4	4.9
Net income (loss) per share available to common stockholders
Basic	$0.04	$0.30	$0.38	$0.19	$(0.24)
Diluted	$0.04	$0.30	$0.38	$0.19	$(0.24)
Weighted average number of common shares outstanding
Basic	76,806,446	76,754,970	76,803,187	76,752,752	35,193,789
Diluted	76,968,358	76,841,762	76,909,547	76,839,810	35,193,789
Statement of cash flow data:(1)
Net cash provided by (used in):
Operating activities	$147.9	$88.4	$88.7	$78.6	$3.2	$69.6	$154.1	$57.5
Investing activities	(22.7)	(75.3)	(26.2)	(84.2)	133.0	(11.8)	(31.5)	(209.9)
Financing activities	(107.5)	6.5	(57.4)	11.8	(88.9)	(121.5)	(81.8)	166.5
Other financial data:(2)
Capital expenditures, excluding acquisitions(3)	14.5	21.0	$18.6	$27.6	$12.7	$14.2	$35.6	$49.9
Depreciation, amortization and impairment loss	55.4	56.3	74.9	74.6	20.6	37.7	52.6	53.4

*	The fiscal year ended September 30, 2016 includes 114 days of the acquired business’ operating activities as a result of the consummation of the business combination on June 9, 2016.
(1)	Statement of Cash Flow Data for all periods represents total cash flow amounts for each respective line item.
(2)	Other Financial Data for the Successor and Predecessor periods reflects amounts net of discontinued operations.
(3)	Excludes non-cash capital expenditures.

2017 Net income (loss) from continuing operations includes a pre-tax loss of $16.2 million to reflect the change in fair value of the contingent consideration obligation.

2016 Gross profit includes a step up of inventory associated with an acquisition of $13.8 million which reduced reported profitability. Net income (loss) from continuing operations includes a pre-tax expense of $54.7 million related to transaction costs and a pre-tax gain of $11.2 million to reflect the change in fair value of the contingent consideration obligation.

Univar and Nexeo have different fiscal years. Univar’s fiscal year ends on December 31, whereas Nexeo’s fiscal year ends on September 30.

	Successor			Predecessor
	September 30,			September 30,
Balance Sheet data (at period end):	2018	2017	2016	2015	2014
Cash and cash equivalents	$58.9	$53.9	$47.5	$127.7	$88.2
Working Capital(1)	484.6	528.7	464.8	507.2	582.9
Total assets	2,243.6	2,253.5	2,078.9	1,708.9	1,906.1
Long-term obligations(2)	762.0	804.3	774.9	891.9	925.2
Total Liabilities	1,429.1	1,475.9	1,334.1	1,423.9	1,581.3

(1)	Working capital is defined as accounts receivable plus inventory less accounts payable.
(2)

Long-term obligations represent debt, including current portion (net of discount and debt issuance costs) and capital leases. It excludes short-term borrowings under line of credit agreements available to the Company’s operations in China and the Contingent Consideration Obligations.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present unaudited pro forma condensed combined financial information about Univar’s consolidated balance sheet and statements of income after giving effect to the merger transactions. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet” in the table below gives effect to the merger transactions as if they had taken place on September 30, 2018. The information under “Unaudited Pro Forma Condensed Combined Statement of Operations” in the table below gives effect to the merger transactions as if they had taken place on January 1, 2017. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where Univar is considered the acquirer of Nexeo for accounting purposes. See the section titled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Accounting Treatment of the Initial Merger” beginning on page 120.

The “Unaudited Pro Forma Condensed Combined Statement of Operations” for the nine months ended September 30, 2018 was prepared using Univar’s historical unaudited consolidated statement of operations for the nine months ended September 30, 2018, Nexeo’s historical unaudited consolidated statement of operations for the nine months ended September 30, 2018, and Nexeo’s historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2017. Nexeo’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2018 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2017 from the audited consolidated statement of operations for the year ended September 30, 2018.

Since the difference between Univar’s and Nexeo’s fiscal year end dates is less than 93 days, the “Unaudited Pro Forma Condensed Combined Statement of Operations” for the year ended December 31, 2017 was prepared using Univar’s historical audited consolidated statement of operations for the year ended December 31, 2017 and Nexeo’s historical audited consolidated statement of operations for the year ended September 30, 2017, as permitted under Rule 11-02 of Regulation S-X.

Net sales presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017, were recognized, for both Univar and Nexeo, using Accounting Standards Codification Topic 605, Revenue Recognition (“ASC 605”). Univar adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018, the first day of its 2018 fiscal year using the modified retrospective method of adoption which only applies to those contracts which were not completed as of December 31, 2017. Univar’s net sales presented in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018, have been accounted for under the provisions of ASC 606. For Nexeo, ASC 606 will be effective for its fiscal year beginning on October 1, 2018, and Nexeo currently anticipates adopting ASC 606 using the modified retrospective method. Nexeo’s management has completed its preliminary assessment of the financial statement impact of the new standard and does not expect it to have a material impact on its financial position or results of operations and no adjustments have been applied to the pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and are based on assumptions and estimates considered appropriate by Univar’s management; however, they are not necessarily indicative of what Univar’s consolidated financial condition or results of operations actually would have been assuming the merger transactions had been consummated as of the dates indicated, nor do they purport to represent Univar’s consolidated financial position or results of operations for future periods.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the merger transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The assumed accounting for the merger transactions, including estimated merger consideration, is based on provisional amounts and the associated purchase accounting is not final. The allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Nexeo, Univar used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The unaudited pro forma adjustments are based upon available information and certain assumptions that Univar believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The purchase price adjustments relating to the Nexeo and Univar combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information does not consider any impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies or other synergies that may be achieved in the acquisition or any strategies that management may consider in order to continue to efficiently manage Univar’s operations. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section titled “Risk Factors” beginning on page 40. The information presented below should be read in conjunction with the historical consolidated financial statements of Univar and Nexeo, including the related notes filed by each of them with the SEC, in addition to the pro forma condensed combined financial information of Univar and Nexeo, including the related notes appearing elsewhere in this joint proxy and consent solicitation statement/prospectus. See the sections titled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages 186 and 146, respectively.

The following selected unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet as of September 30, 2018 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 combines the historical unaudited condensed consolidated balance sheet of Univar as of September 30, 2018 and historical audited consolidated balance sheet of Nexeo as of September 30, 2018, giving effect to (1) the merger transactions as if they had been completed on September 30, 2018 and (2) the assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial information included in this joint consent solicitation statement/prospectus. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 and the fiscal year ended December 31, 2017 give effect to (1) the merger transactions as if they been completed on January 1, 2017, the beginning of Univar’s most recently completed fiscal year and (2) the assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial information included in this joint consent solicitation statement/prospectus. The selected unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. Actual results may differ materially from the assumptions within the accompanying selected unaudited pro forma condensed combined financial information. The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” and related notes included in this joint consent solicitation statement/prospectus.

(in millions, except per share amounts)	Nine months ended September 30, 2018	Year ended December 31, 2017
Pro Forma Condensed Combined Statement of Operations Data
Net Sales	$9,765.0	$11,889.3
Net Income (Loss)	143.7	119.1
Income (loss) per common share—diluted	0.85	0.70
Pro Forma Condensed Combined Balance Sheet
Cash and cash equivalents	$279.8
Total assets	7,976.8
Long-term liabilities	4,350.3
Stockholders’ equity	1,792.0

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The historical per share data for Univar and Nexeo common stock below is derived from the audited consolidated financial statements of each of Univar and Nexeo as of and for the year ended December 31, 2017 and September 30, 2017, respectively, and the unaudited condensed consolidated financial statements of each of Univar and Nexeo as of and for the nine months ended September 30, 2018.

The unaudited pro forma combined per share data for Univar common stock set forth below gives effect to the merger transactions as if they had occurred on January 1, 2017, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of September 30, 2018, in the case of book value per share data, and assuming that each outstanding share of Nexeo common stock had been converted into shares of Univar common stock based on the exchange ratio of 0.305. The exchange ratio does not include the cash consideration.

The unaudited pro forma combined per share data for Univar common stock has been derived from the unaudited condensed consolidated financial statements of each of Univar and Nexeo as of and for the nine months ended September 30, 2018 and the audited consolidated financial statements for each of Univar and Nexeo as of and for the year ended December 31, 2017 and September 30, 2017, respectively.

The unaudited pro forma combined per share data for Univar common stock has been derived using the acquisition method of accounting. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 146 of this joint proxy and consent solicitation statement/prospectus for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of Nexeo at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data for Univar common stock does not purport to represent the actual results of operations that Univar would have achieved had the merger transactions been completed during these periods or to project the future results of operations that Univar may achieve after the merger transactions.

The unaudited pro forma combined per Nexeo equivalent share data set forth below shows the effect of the merger transactions from the perspective of an owner of Nexeo common stock. The information was calculated by multiplying the unaudited pro forma combined per share data for Univar common stock by the exchange ratio of 0.305. The exchange ratio does not include the cash consideration.

You should read the information below in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy and consent solicitation statement/prospectus and the historical consolidated financial statements of Univar and Nexeo and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Selected Historical Consolidated Financial Data of Univar,” “Selected Historical Consolidated Financial Data of Nexeo” and “Where You Can Find More Information” beginning on pages 26, 28 and 186, respectively, of this joint proxy and consent solicitation statement/prospectus. The unaudited pro forma combined per share data for Univar common stock and the unaudited pro forma combined per Nexeo equivalent share data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy and consent solicitation statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 146 of this joint proxy and consent solicitation statement/prospectus.

The following table sets forth selected historical per share information of Univar and Nexeo and unaudited pro forma combined per share information after giving effect to the merger transactions and the other transactions contemplated by the business combination agreement. The pro forma per share information gives effect to the merger transactions as if they had been completed on January 1, 2017, in the case of diluted net income per share data, and September 30, 2018, in the case of book value per share data. The pro forma per share financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma per share financial information. The following historical and unaudited pro forma per share financial data should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2017 of Univar, the audited financial statements as of and for the year ended September 30, 2018 of Nexeo, and the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” and related notes included in this document.

	Nine months ended September 30, 2018	Year ended December 31, 2017
Univar Historical Data
Basic net income per share	$1.21	$0.85
Diluted net income per share	$1.20	$0.85
Book value per share(1)	$8.66	$7.71

	Nine months ended September 30, 2018	Year ended September 30, 2017
Nexeo Historical Data
Basic net income per share	$0.04	$0.19
Diluted net income per share	$0.04	$0.19
Book value per share(1)	$10.58	$10.13

	Nine months ended September 30, 2018	Year ended December 31, 2017
Unaudited Pro Forma Data for Univar Common Stock
Basic net income per share	$0.85	$0.71
Diluted net income per share	$0.85	$0.70
Book value per share(1)	$10.54	N/A

	Nine months ended September 30, 2018	Year ended December 31, 2017
Unaudited Pro Forma Equivalent per Nexeo share Data(2)
Basic net income per share	$0.26	$0.22
Diluted net income per share	$0.26	$0.21
Book value per share(1)	$3.21	N/A

(1)

Amounts calculated by dividing the applicable total stockholders’ equity by the applicable common shares outstanding. Pro forma combined book value per share as of December 31, 2017 is not applicable as the estimated pro forma adjustments were calculated as of September 30, 2018.

(2)	The Nexeo unaudited pro forma equivalent data was calculated by multiplying the unaudited pro forma data for Univar common stock by the exchange ratio.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Univar common stock is listed on NYSE under the trading symbol “UNVR.” Nexeo common stock is listed on Nasdaq under the trading symbol “NXEO.”

The high and low sales prices per share for Univar common stock as reported on NYSE, were as follows:

	Univar Common Stock
	High	Low
2019:
First Quarter (through January 7, 2019)	$19.41	$16.96
2018:
First Quarter	$31.65	$26.04
Second Quarter	29.15	25.85
Third Quarter	31.00	25.69
Fourth Quarter	31.23	16.33
2017:
First Quarter	$32.81	$27.36
Second Quarter	32.43	28.72
Third Quarter	31.04	26.99
Fourth Quarter	31.63	28.63
2016:
First Quarter	$17.41	$11.12
Second Quarter	19.74	16.68
Third Quarter	21.85	17.69
Fourth Quarter	28.60	21.07

Univar did not declare or pay any cash dividends during any of the periods above.

The high and low sales prices per share for Nexeo common stock as reported on Nasdaq, were as follows:

	Nexeo Common Stock
	High	Low
2019:
First Quarter (through January 7, 2019)	$8.99	$8.37
2018:
First Quarter	$10.70	$8.87
Second Quarter	11.00	9.13
Third Quarter	12.42	8.70
Fourth Quarter	12.47	8.20
2017:
First Quarter	$9.79	$8.78
Second Quarter	9.23	8.16
Third Quarter	8.45	7.02
Fourth Quarter	9.13	7.23
2016:
First Quarter	$10.06	$9.90
Second Quarter	10.07	8.98
Third Quarter	9.49	7.88
Fourth Quarter	9.33	7.28

Nexeo did not declare or pay any cash dividends during any of the periods above.

The following table sets forth the closing price per share of Univar common stock and of Nexeo common stock as of September 14, 2018, the last trading day prior to the public announcement of the merger transactions and January 7, 2019, the most recent practicable trading day prior to the date of this joint proxy and consent solicitation statement/prospectus. The table also shows the implied value of the merger consideration for each share of Nexeo common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Univar common stock on the relevant date by the exchange ratio of 0.305, representing the stock portion of the merger consideration, and adding $3.29, the maximum amount of the cash consideration.

	Univar Common Stock	Nexeo Common Stock	Implied Per Share Value of Merger Consideration
September 14, 2018	$27.40	$10.04	$11.65
January 7, 2019	$19.15	$8.79	$8.72

The market prices of shares of Univar common stock and Nexeo common stock have fluctuated since the date of the announcement of the merger transactions and will continue to fluctuate from the date of this joint proxy and consent solicitation statement/prospectus to the date the initial merger is completed, and the market price of shares of Univar common stock will continue to fluctuate after the completion of the merger transactions. No assurance can be given concerning the market prices of Univar common stock or Nexeo common stock before the completion of the initial merger or Univar common stock after the completion of the merger transactions. Because the stock consideration is payable in a fixed number of shares of Univar common stock and because the cash consideration is subject to reduction based on the closing price of Univar common stock, the market price of Univar common stock (and therefore the value of the merger consideration) when received by Nexeo stockholders after the completion of the initial merger could be greater than, less than or the same as shown in the table above. Accordingly, Nexeo stockholders are advised to obtain current market quotations for Univar common stock and Nexeo common stock when considering whether to vote for adoption of the merger agreement.

Dividends

Univar does not currently pay a quarterly dividend on Univar common stock. Under the terms of the merger agreement, until the effective time of the initial merger, Univar will not, and will not permit any Univar subsidiary, to declare, set aside or pay any dividend on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Univar to that wholly-owned subsidiary’s direct or indirect parent.

Nexeo does not currently pay a quarterly dividend on Nexeo common stock. Under the terms of the merger agreement, until the effective time of the initial merger, Nexeo will not, and will not permit any Nexeo subsidiary, to declare, set aside or pay any dividend on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Nexeo to that wholly-owned subsidiary’s direct or indirect parent.

Any Nexeo stockholder who holds the Univar common stock into which Nexeo common stock is converted in the initial merger will receive whatever dividends are declared and paid on Univar common stock after the effective time of the initial merger. However, no dividend or other distribution having a record date after the effective time of the initial merger will actually be paid with respect to any Univar common stock into which Nexeo common stock has been converted in the initial merger until the certificates formerly representing shares of Nexeo common stock have been surrendered (or the book-entry shares formerly representing shares of Nexeo common stock have been transferred), at which time any accrued dividends and other distributions on those shares of Univar common stock will be paid without interest. Subject to the limitations set forth in the merger agreement, any future dividends by Univar will be declared and paid at the discretion of the Univar board, and any future dividends by Nexeo will be declared and paid at the discretion of the Nexeo board. There can be no assurance that any future dividends will be declared or paid by Univar or Nexeo or as to the amount or timing of those dividends, if any.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference into this joint proxy and consent solicitation statement/prospectus that are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements relate to information or assumptions about the timing of completion of the proposed merger transactions, the expected benefits of the proposed merger transactions, management’s plans, projections and objectives for future operations, scale and performance, integration plans and expected cost savings therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin improvements, capital and other expenditures, cash flow, dividends, restructuring and other project costs and debt ratings, among other things. Forward-looking statements are accompanied by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions.

Statements regarding future events or the future performance or results inherently are subject to a variety of risks, contingencies and other uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied by the forward-looking statements. The risks, contingencies and other uncertainties that could result in the failure of the merger transactions to be completed or, if completed, that could have a material adverse effect on the results of operations, cash flows and financial position of Univar following the merger transactions, and any anticipated benefits of the merger transactions to Univar following the merger transactions, include:

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Univar common stock;

•	the ownership dilution to Univar’s stockholders as a result of the Univar share issuance;

•

the failure to obtain necessary regulatory or other approvals for the merger transactions, which could result in a material delay in, or the abandonment of, the merger transactions or otherwise have a material adverse effect on Univar, Nexeo or Nexeo’s plastics segment, or if obtained, the possibility of Univar being subjected to conditions that could reduce or delay the expected cost savings and other benefits of the merger transactions;

•	the failure to obtain necessary stockholder approvals for the Univar share issuance and the adoption of the merger agreement;

•	the obligation of Univar to complete the merger transactions even if financing is not available or is available only on terms other than those currently anticipated;

•	the failure to satisfy required closing conditions or complete the merger transactions in a timely manner or at all;

•	the risk that the merger transactions may not qualify for the intended tax treatment;

•

the effect of the announcement of the merger transactions on each company’s ability to retain and hire key personnel, maintain business relationships, and on operating results and the businesses generally;

•	the effect of restrictions placed on Univar’s and Nexeo’s respective subsidiaries’ business activities and ability to pursue alternatives to the merger transactions pursuant to the merger agreement;

•	the interests in the merger transactions of Nexeo’s directors and officers that are different from, or in addition to, the interests of Nexeo stockholders generally;

•

the possibility of changes in circumstances between the date of the signing of the merger agreement and completion of the merger transactions that will not be reflected in the fairness opinions obtained by the boards of directors of Univar and Nexeo from their respective advisors;

•	the potential impact of the merger transactions on the stock price of Univar after the merger transactions;

•	the failure to realize projected cost savings and other benefits from the merger transactions;

•

the incurrence of significant pre- and post-transaction related costs in connection with the merger transactions that are, and will be, incurred regardless of whether the merger transactions are completed;

•

the difference in rights provided to Nexeo stockholders under Nexeo’s certificate of incorporation and bylaws as compared to the rights Nexeo stockholders will obtain as Univar stockholders under Univar’s certificate of incorporation and bylaws; and

•	the occurrence of any event giving rise to the right of a party to terminate the merger agreement.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Univar or Nexeo, and that Univar stockholders should consider prior to deciding whether to vote FOR the Univar share issuance and that Nexeo stockholders should consider prior to deciding whether to deliver written consents FOR the adoption of the merger agreement, as applicable, see “Risk Factors” beginning on page 40 of this joint proxy and consent solicitation statement/prospectus and in Univar’s and Nexeo’s other filings with the SEC incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy and consent solicitation statement/prospectus as to the forward-looking statements contained in this joint proxy and consent solicitation statement/prospectus, and as of the date of any document incorporated by reference into this joint proxy and consent solicitation statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Univar nor Nexeo is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Univar or Nexeo or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Univar and Nexeo do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy and consent solicitation statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

RISK FACTORS

In deciding how to vote or whether to deliver written consent, Univar stockholders and Nexeo stockholders, respectively, should carefully consider the following risk factors and all of the information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including but not limited to, the matters addressed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy and consent solicitation statement/prospectus and the matters discussed under “Item 1A. Risk Factors” of Univar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Nexeo’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as updated from time to time in Univar’s and Nexeo’s subsequent filings with the SEC, which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

Risk Factors Relating to the Merger Transactions

The exchange ratio is fixed and will not be adjusted in the event of any change in either Univar’s or Nexeo’s stock price and the cash consideration is subject to reduction based on the closing price of Univar common stock. Because the market price of Univar common stock may fluctuate, the value of the merger consideration is uncertain.

In the initial merger, each share of Nexeo common stock (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any Nexeo subsidiary, Univar or Univar subsidiary) will be converted into the right to receive and exchanged for the merger consideration, consisting of (1) 0.305 of a fully paid and nonassessable share of Univar common stock plus (2) $3.29 in cash. The cash consideration is subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the consummation of the acquisition. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. No fractional shares will be issued in the initial merger, and Nexeo stockholders will receive cash in lieu of any fractional shares.

Because the exchange ratio is fixed, the value of the stock consideration will depend on the market price of Univar common stock at the effective time of the initial merger. The exchange ratio will not be adjusted for changes in the market price of the common stock of Univar or Nexeo between the date of signing the merger agreement and completion of the initial merger. There will be a lapse of time between the date on which Univar stockholders vote on the Univar share issuance at the Univar special meeting, the date Nexeo stockholders deliver written consents to adopt the merger agreement and approve the merger transactions, and the date on which Nexeo stockholders entitled to receive shares of Univar common stock actually receive those shares. The implied value of the stock consideration and the amount of the cash consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy and consent solicitation statement/prospectus to the effective time of the initial merger and thereafter. The closing sale price per share of Nexeo common stock as of September 14, 2018, the last trading date before the public announcement of the merger agreement, was $10.04, and the closing sale price per share has fluctuated as high as $12.47 and as low as $8.20 between that date and January 7, 2019. The closing sale price per share of Univar common stock as of September 14, 2018, the last trading date before the public announcement of the merger agreement, was $27.40, and the closing sale price per share has fluctuated as high as $31.23 and as low as $16.33 between that date and January 7, 2019. Accordingly, at the time of the Univar special meeting and the time Nexeo stockholders deliver written consents, the value of the stock portion of the merger consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Univar’s and Nexeo’s respective operations and prospects, cash flows, and financial position, market assessments of the likelihood that the merger transactions will be completed, the timing of the merger transactions, and regulatory considerations. Moreover, the issuance of additional shares of Univar common stock in the Univar share issuance could depress the per share price of Univar common stock.

Univar and Nexeo stockholders are urged to obtain current market quotations for shares of Univar and Nexeo common stock before making a decision on whether to vote FOR the Univar share issuance and whether to deliver written consents FOR the adoption of the merger agreement, respectively.

Current Univar stockholders and Nexeo stockholders will generally have a reduced ownership and voting interest in Univar after the merger transactions.

Univar expects to issue to Nexeo stockholders or reserve for issuance approximately      shares of Univar common stock in the initial merger (including shares of Univar common stock issuable in connection with outstanding Nexeo stock options, restricted stock awards, performance share unit awards and restricted share unit awards and assuming the exercise of all the outstanding Nexeo warrants into shares of Nexeo common stock entitled to receive the merger consideration). Based on the number of shares of common stock of Univar and Nexeo outstanding as of January     , 2019, upon the completion of the initial merger, current Univar stockholders and former Nexeo stockholders are expected to own approximately     % and     %, respectively, of the common stock of Univar.

Univar stockholders and Nexeo stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. At the completion of the initial merger, each Nexeo stockholder that receives shares of Univar common stock and is not already a stockholder of Univar will become a stockholder of Univar with a percentage ownership that will be smaller than such stockholder’s percentage ownership of Nexeo prior to the initial merger. Correspondingly, each Univar stockholder will remain a stockholder of Univar with a percentage ownership that will be smaller than such stockholder’s percentage of Univar prior to the initial merger. As a result of these reduced ownership percentages, each of Univar and Nexeo stockholders will generally have less voting power in Univar after the initial merger than they now have in their respective companies.

The merger transactions are subject to the receipt of consents and clearances from domestic and foreign regulatory authorities that may impose conditions that could have a material adverse effect on Univar or Nexeo following the merger transactions, or, if not obtained, could prevent the completion of the merger transactions.

Before the merger transactions can be completed, waiting periods must expire or terminate under applicable antitrust laws, including the HSR Act, and various approvals, consents or clearances must be obtained from certain other regulatory entities. In deciding whether to grant antitrust or regulatory clearances, the relevant authorities will consider the effect of the merger transactions on competition. Although Univar and Nexeo have agreed in the merger agreement to use reasonable best efforts to make certain governmental filings and, subject to certain limitations, obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant authorizations will be obtained.

The governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. The terms and conditions of approvals that are granted may require that the parties divest certain businesses, assets, or products prior to closing the merger transactions or impose requirements, limitations, costs or restrictions on the conduct of Univar following the closing of the merger transactions. Under the terms of the merger agreement, subject to certain conditions, Univar or Nexeo are required to propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the divestiture, license, hold separate, sale or other disposition of the businesses, assets, or products of the parties; create, terminate or amend any existing relationship, ventures, contractual rights or obligations of the parties; or otherwise take or commit to actions that would limit Univar’s or Nexeo’s freedom of action with respect to the parties’ businesses, assets, product lines or properties in order to obtain such governmental approvals. Moreover, governmental authorities could take action to prevent or enjoin completion of the merger transactions, and under the terms of the merger agreement, subject to certain conditions, Univar and Nexeo have agreed to litigate or defend against any proceeding involving governmental authorities taking action to block the merger transactions. Additional information about each party’s commitments to take certain specified actions, subject to certain exceptions and limitations, in connection with obtaining regulatory approvals are described under “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Regulatory Approvals Required to Complete the Merger Transactions” beginning on page 120 of this joint proxy and consent solicitation statement/prospectus and “The Merger Agreement—Regulatory Approvals; Efforts to Complete the Merger Transactions” beginning on page 135 of this joint proxy and consent solicitation statement/prospectus.

There can be no assurance that regulators will not impose terms, conditions, requirements, limitations, costs or restrictions that would delay the completion of the merger transactions, impose additional material costs on or limit the revenues of Univar after the merger transactions, or limit some of the cost savings and other benefits that Univar and Nexeo expect following completion of the merger transactions. In addition, neither Univar nor Nexeo can provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in the abandonment of the merger transactions. Any delay in completing the merger transactions or any modification to the merger transactions currently contemplated may adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the merger transactions.

The merger transactions are subject to the receipt of certain approvals in addition to those from regulatory authorities, including approvals from Univar stockholders as to the Univar share issuance and Nexeo stockholders as to the merger agreement. Failure to obtain these approvals would prevent completion of the merger transactions.

Before the merger transactions can be completed, Univar stockholders must approve the Univar share issuance and Nexeo stockholders must adopt the merger agreement. There can be no assurance that these approvals will be obtained. Failure to obtain the required approvals may result in a material delay in, or the abandonment of, the merger transactions. Any delay in completing the merger transactions may materially adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the merger transactions.

In connection with the merger transactions, Univar will incur additional indebtedness and may also assume certain of Nexeo’s outstanding indebtedness, which could adversely affect Univar, including by decreasing Univar’s business flexibility, and will increase its interest expense.

As of September 30, 2018, Univar had consolidated indebtedness of $2.6 billion. Univar’s pro forma indebtedness as of September 30, 2018, after giving effect to the merger transactions and the anticipated incurrence and extinguishment of indebtedness in connection therewith, is expected to be approximately $4.0 billion. Univar will have increased indebtedness following completion of the merger transactions in comparison to that of Univar on a recent historical basis, which could have the effect, among other things, of reducing Univar’s flexibility to respond to changing business and economic conditions and increasing Univar’s interest expense. Univar will also incur various costs and expenses associated with the financing of the merger transactions. The amount of cash required to pay interest on Univar’s increased indebtedness levels following completion of the merger transactions and thus the demands on Univar’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Univar prior to the merger transactions. The increased levels of indebtedness following completion of the merger transactions could also reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for Univar relative to other companies with lower debt levels. If Univar does not achieve the expected benefits and cost savings from the merger transactions, or if the financial performance of the combined company does not meet current expectations, then Univar’s ability to service its indebtedness may be adversely impacted.

Certain of the indebtedness to be incurred in connection with the merger transactions may bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect Univar’s cash flows.

In addition, Univar’s credit ratings impact the cost and availability of future borrowings and, accordingly, Univar’s cost of capital. Univar’s ratings reflect each rating organization’s opinion of Univar’s financial strength, operating performance and ability to meet Univar’s debt obligations. In connection with the debt financing, it is anticipated that Univar will seek ratings of its indebtedness from Standard & Poor’s and Moody’s. There can be no assurance that Univar will achieve a particular rating or maintain a particular rating in the future.

Moreover, Univar may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements. Univar’s ability to arrange additional financing will depend on, among other factors, Univar’s financial position and performance, as well as prevailing market conditions and other factors beyond Univar’s control. Univar cannot assure you that it will be able to obtain additional financing on terms acceptable to Univar or at all.

The merger transactions are subject to a number of conditions to the obligations of both Univar and Nexeo to complete the merger transactions, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the merger agreement.

The merger agreement contains a number of conditions to completion of the merger transactions, including, among others:

•	approval of the Univar share issuance by Univar stockholders;

•	adoption of the merger agreement by Nexeo stockholders;

•

effectiveness under the Securities Act of Univar’s Form S-4 registration statement relating to the offer, sale and issuance of the Univar common stock in connection with the Univar share issuance and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose;

•	expiration or termination of the applicable HSR Act waiting period and the approval of antitrust and competition authorities or expiration of waiting periods in certain other specified jurisdictions;

•	the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit completion of the merger transactions;

•

subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of Univar and Nexeo and compliance by Univar and Nexeo with their respective covenants contained in the merger agreement; and

•	the absence of a material adverse effect relating to Univar, Nexeo or Nexeo’s plastics segment.

Many of the conditions to completion of the merger transactions are not within either Univar’s or Nexeo’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to September 17, 2019, which date may be extended in certain circumstances one or more times by either Univar or Nexeo up to a date (or dates) no later than, in any case, December 17, 2019, it is possible that the merger agreement may be terminated. Although Univar and Nexeo have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger transactions as promptly as practicable, these and other conditions to the completion of the merger transactions may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger transactions may take longer, and could cost more, than Univar and Nexeo expect. Neither Univar nor Nexeo can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger transactions for a significant period of time or prevent them from occurring. Any delay in completing the merger transactions may adversely affect the cost savings and other benefits that Univar and Nexeo expect to achieve if the merger transactions and the integration of the companies’ respective businesses are completed within the expected timeframe.

If the merger transactions do not qualify for the intended tax treatment, Nexeo stockholders may be required to pay substantial U.S. federal income taxes.

Although it is intended that the merger transactions qualify for the intended tax treatment, there can be no assurance that the merger transactions will so qualify. Whether or not the merger transactions will qualify for the intended tax treatment will depend on facts that will not be known until the merger transactions are completed. In particular, the intended tax treatment requires that the value of Univar common stock issued to Nexeo stockholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Nexeo stockholders in the merger transactions. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of Univar common stock (valued as of the completion of the initial merger) represent at least 40% of the total merger consideration. Because this test is based on the value of the shares of Univar common stock as of the completion of the initial merger, a decline in the value of the shares of Univar common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the merger transactions will qualify for the intended tax treatment. In addition, the completion of the merger transactions is not conditioned on the merger transactions qualifying for the intended tax treatment, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. Neither Univar nor Nexeo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger transactions. Accordingly, even if Univar and Nexeo conclude that the merger transactions qualify for the intended tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

If the merger transactions fail to qualify for the intended tax treatment, the exchange of Nexeo common stock for a combination of Univar common stock and cash pursuant to the initial merger will be a taxable transaction for U.S. federal income tax purposes. In such case, a U.S. holder that exchanges its shares of Nexeo common stock for a combination of Univar common stock and cash in the initial merger will generally recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of the Univar common stock received and (2) such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor.

All Nexeo stockholders should read the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger Transactions” beginning on page 116 of this joint proxy and consent solicitation statement/prospectus for more information, and consult their own tax advisors regarding the U.S. federal income tax consequences of the merger transactions to them in light of their particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Uncertainties associated with the merger transactions may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of Univar following the merger transactions.

Univar and Nexeo are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Univar’s success after the merger transactions will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Univar and Nexeo may experience uncertainty about their roles within Univar following the merger transactions or other concerns regarding the timing and completion of the merger transactions or the operations of Univar following the merger transactions, any of which may have an adverse effect on the ability of each of Univar and Nexeo to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Univar following the merger transactions will be able to attract or retain key management personnel and other key employees of Univar and Nexeo to the same extent that Univar and Nexeo have previously been able to attract or retain their own employees.

The business relationships of Univar and Nexeo may be subject to disruption due to uncertainty associated with the merger transactions, which could have a material adverse effect on the results of operations, cash flows and financial position of Univar or Nexeo following the merger transactions.

Parties with which Univar or Nexeo do business may experience uncertainty associated with the merger transactions, including with respect to current or future business relationships with Univar or Nexeo following the merger transactions. Univar’s and Nexeo’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Univar or Nexeo following the merger transactions. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of Univar or Nexeo, including an adverse effect on Univar’s ability to realize the expected cost savings and other benefits of the merger transactions. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger transactions or termination of the merger agreement.

The merger agreement subjects Univar and Nexeo to restrictions on their respective business activities prior to the effective time of the initial merger.

The merger agreement subjects Univar and Nexeo to restrictions on their respective business activities and obligates Univar and Nexeo to generally operate their businesses in the ordinary course, consistent with past practice, until the effective time of the initial merger. These restrictions could prevent Univar and Nexeo from pursuing certain business opportunities that arise prior to the effective time of the initial merger and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business of Nexeo and Univar Prior to Completion of the Merger Transactions” beginning on page 129 of this joint proxy and consent solicitation statement/prospectus for more information.

Nexeo’s directors and executive officers have interests in the merger transactions that may be different from, or in addition to, the interests of Nexeo stockholders generally.

In considering the recommendation of the Nexeo board that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement, Nexeo stockholders should be aware and take into account the fact that certain Nexeo directors and executive officers have interests in the merger transactions that may be different from, or in addition to, the interests of Nexeo stockholders generally and that may create potential conflicts of interest. These interests include, among others, severance rights, rights to payments received in connection with the termination of the TRA, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of certain equity awards. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions” beginning on page 104 of this joint proxy and consent solicitation statement/prospectus for a more detailed description of these interests. The Nexeo board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the merger transactions, in approving the merger agreement and in recommending that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement.

The fairness opinions obtained by the boards of directors of each of Univar and Nexeo from their respective financial advisors will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinions.

Goldman Sachs, Univar’s financial advisor in connection with the merger transactions, delivered to the Univar board a written opinion, dated as of September 17, 2018, to the effect that, as of that date and based upon and subject to the matters described in the opinion, the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement was fair from a financial point of view to Univar. Moelis, Nexeo’s financial advisor in connection with the merger transactions, delivered to the Nexeo board a written opinion, dated as of September 17, 2018, as to the fairness, from a financial point of view and as of the date of such opinion based upon and subject to the various qualifications, assumptions, limitations and other matters set forth in the opinion, of the merger consideration to be received in the merger transactions by holders of Nexeo common stock (other than the written consent parties).

Neither the Univar board nor the Nexeo board has obtained an updated fairness opinion as of the date of this joint proxy and consent solicitation statement/prospectus from its respective financial advisors, and neither expects to receive updated fairness opinions prior to the completion of the merger transactions.

The opinions do not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinions, including changes in the operations and prospects of Univar and Nexeo or their respective operating companies, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of Univar and Nexeo, and on which the fairness opinions were based, and that may alter the value of Univar and Nexeo or the prices of shares of Univar or Nexeo common stock at the effective time of the initial merger. The implied value of the stock portion consideration and the amount of the cash consideration has fluctuated since, and could be materially different from its value as of, the date of the opinions, and the opinions do not address the prices at which shares of Univar common stock or Nexeo common stock may trade since the dates of the opinions. The opinions do not speak as of the time the merger transactions will be completed or as of any date other than the dates of such opinions. Neither Univar nor Nexeo anticipates asking its financial advisors to update their opinion, and none of the respective financial advisors has an obligation or responsibility to update, revise or reaffirm its respective opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The opinions of Univar’s and Nexeo’s financial advisors are attached as Annex E and Annex F, respectively, to this joint proxy and consent solicitation statement/prospectus and are incorporated by reference herein.

The merger agreement limits Univar’s and Nexeo’s respective ability to pursue alternatives to the merger transactions and may discourage other companies from trying to acquire Univar or Nexeo.

The merger agreement contains “no shop” provisions that restrict each of Univar’s and Nexeo’s ability to solicit or initiate discussions with third parties regarding other proposals to acquire Univar or Nexeo, as applicable, and Univar and Nexeo have each agreed to certain terms and conditions relating to their ability to respond to, enter into discussion and negotiation with respect to, and approve and accept, certain unsolicited proposals that constitute or are reasonably likely to lead to a superior proposal. In addition, Nexeo generally has an opportunity to offer to modify the terms of the merger transactions in response to any competing acquisition proposals before the board of directors of Univar may withdraw or qualify its recommendation. The merger agreement further provides that, upon termination of the merger agreement under specified circumstances including in connection with certain alternative acquisition proposals, Nexeo may be required to pay Univar a cash termination fee equal to $35 million and Univar may be required to pay Nexeo a cash termination fee equal to $128 million. See “The Merger Agreement—Expenses and Termination Fees ” beginning on page 140 of this joint proxy and consent solicitation statement/prospectus.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Univar or Nexeo from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or total value than the total value proposed to be paid or received in the merger transactions. These provisions might also result in a potential third-party acquirer proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee and other fees and expenses that may become payable in certain circumstances.

Failure to complete the merger transactions could negatively impact Univar’s or Nexeo’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the merger transactions are not completed for any reason, including as a result of Univar or Nexeo stockholders failing to approve the applicable proposals, the ongoing businesses of Univar and Nexeo may be materially adversely affected and, without realizing any of the benefits of having completed the merger transactions, Univar and Nexeo would be subject to a number of risks, including the following:

•	Univar and Nexeo may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Univar and Nexeo and their respective subsidiaries may experience negative reactions from their respective customers, distributors, regulators and employees;

•	Univar and Nexeo will still be required to pay certain significant costs relating to the merger transactions, such as legal, accounting, financial advisor and printing fees;

•	Univar or Nexeo may be required to pay one or more cash termination fees as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may have delayed or prevented the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger transactions (including integration planning) require substantial commitments of time and resources by each company’s management, which could have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the merger transactions or related to any enforcement proceeding commenced against Univar or Nexeo to perform their respective obligations under the merger agreement.

If the merger transactions are not completed, the risks described above may materialize and they may have a material adverse effect on Univar’s or Nexeo’s results of operations, cash flows, financial position and stock prices.

The unaudited pro forma condensed combined financial statements and the unaudited prospective financial information prepared by Univar and Nexeo included in this joint proxy and consent solicitation statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of Univar after the merger transactions may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy and consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Univar’s actual results of operations, cash flows and financial position would have been had the merger transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Nexeo identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the initial merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to pay the cash portion of the merger consideration and the related fees and expenses. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma condensed combined financial information, Univar’s actual results and financial condition after the completion of the merger transactions could differ materially from the results and financial condition contemplated by the unaudited pro forma condensed combined financial information.

The unaudited prospective financial information prepared by Univar and Nexeo in this joint proxy and consent solicitation statement/prospectus was prepared for each company’s internal purposes and is presented in this joint proxy and consent solicitation statement/prospectus because such unaudited prospective financial information were furnished to the Univar board, the Nexeo board and their respective financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team, and is not necessarily indicative of what each company’s actual results of operations, cash flows or financial position would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect Univar’s actual results and financial condition after the completion of the merger transactions, which may cause Univar’s actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by Univar and Nexeo.

The shares of Univar common stock to be received by Nexeo stockholders upon completion of the initial merger will have different rights from shares of Nexeo common stock.

Upon completion of the initial merger, Nexeo stockholders will no longer be stockholders of Nexeo. Instead, former Nexeo stockholders will become stockholders of Univar and their rights as Univar stockholders will be governed by the terms of the Univar certificate of incorporation and the Univar bylaws. The terms of the Univar certificate of incorporation and the Univar bylaws are in some respects materially different than the terms of the Nexeo certificate of incorporation and the Nexeo bylaws, which currently govern the rights of Nexeo stockholders. See “Comparison of Stockholders’ Rights” beginning on page 171 of this joint proxy and consent solicitation statement/prospectus for a discussion of the different rights associated with shares of Univar common stock and shares of Nexeo common stock.

Risk Factors Relating to Univar Following the Merger Transactions

Univar may be unable to successfully integrate the business of Nexeo successfully or realize the anticipated benefits of the merger transactions.

The merger transactions involve the combination of two companies that currently operate as independent public companies. Each of Univar and Nexeo will be required to devote significant management attention and resources to integrating the business practices and operations of Nexeo into Univar. Potential difficulties that Univar and Nexeo may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Nexeo in a manner that permits Univar to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the merger transactions;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger transactions.

In addition, Univar and Nexeo have operated and, until the completion of the merger transactions will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the merger transactions, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Univar following the merger transactions.

The agreements that will govern the indebtedness to be incurred in connection with the merger transactions will contain various covenants that impose restrictions on Univar and certain of its subsidiaries that may affect their ability to operate their businesses.

The agreements that will govern the debt financing to be incurred in connection with the merger transactions will contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of Univar and certain of its subsidiaries to, among other things, incur liens, incur debt, engage in mergers, consolidations and acquisitions, transfer assets outside the ordinary course of business, make loans or other investments, pay dividends, repurchase equity interests, make other payments with respect to equity interests, repay or repurchase subordinated debt and engage in affiliate transactions. The ability of Univar and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate Univar’s repayment obligations.

The future results of Univar following the merger transactions will suffer if Univar does not effectively manage its expanded operations.

Following the merger transactions, the size of the business of Univar will increase significantly beyond the current size of either Univar’s or Nexeo’s business. Univar’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Univar will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger transactions.

Univar is expected to incur substantial expenses related to the merger transactions and integration.

Univar is expected to incur substantial expenses in connection with the merger transactions and the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing and benefits. While Univar has assumed that a certain level of expenses will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Univar expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in Univar taking significant charges against earnings following the completion of the merger transactions, and the amount and timing of such charges are uncertain at present.

The merger transactions may result in a loss of customers, suppliers or strategic alliances and may result in the termination of existing contracts.

Following the merger transactions, some of the customers, potential customers, suppliers or strategic partners of Univar or Nexeo, as historical businesses, may terminate or scale back their business relationship with Univar. Some customers may not wish to source a larger percentage of their needs from a single company, or may feel that Univar is too closely allied with one of their competitors. In addition, Univar and Nexeo have contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Univar or Nexeo to obtain consents from these other parties in connection with the merger transactions, which may not be obtained at all or on favorable terms. If customer or supplier relationships or strategic alliances are adversely affected by the merger transactions, or if Univar, following the merger transactions, loses the benefits of the contracts of Univar or Nexeo, Univar’s business and financial performance could suffer.

Other Risk Factors Relating to Univar and Nexeo

As a result of entering into the merger agreement, Univar’s and Nexeo’s businesses are and will be subject to the risks described above. In addition, Univar and Nexeo are, and following completion of the merger transactions, Univar will continue to be, subject to the risks described in Univar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Nexeo’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as updated from time to time in their subsequent filings with the SEC, including those incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

THE COMPANIES

Univar Inc.

Univar Inc. is a leading global chemical and ingredients distributor and provider of specialty services. Univar purchases chemicals from thousands of chemical producers worldwide and warehouses, repackages, blends, dilutes, transports and sells those chemicals to more than 100,000 customer locations across approximately 140 countries. Univar’s specialized services include digital promotion or e-marketing of chemicals for its producers, chemical waste removal and ancillary services, on-site storage of chemicals for its customers, and support services for the agricultural and pest control industries. Univar derives competitive advantage from its scale, broad product offering, technical expertise, specialized services, long-standing relationships with leading chemical producers and its industry leading safety record.

Univar is a Delaware corporation. Its principal executive offices are located at 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515, and its telephone number is (331) 777-6000.

Nexeo Solutions, Inc.

Nexeo was formed as a Delaware corporation on March 24, 2014, under the name WL Ross Holding Corp., as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Nexeo completed its initial public offering in June 2014, raising approximately $500 million in cash proceeds.

Nexeo acquired the business of Nexeo Solutions Holdings, LLC on June 9, 2016 through a business combination between WL Ross Holding Corp. and Nexeo Solutions Holdings, LLC (the “business combination”). In connection with the closing of the business combination, Nexeo changed its name from “WL Ross Holding Corp.” to “Nexeo Solutions, Inc.” and changed its ticker symbol for its common stock on Nasdaq from “WLRH” to “NXEO.”

Nexeo is a global chemicals distributor in North America and Asia, and a global plastics distributor in North America, Europe, the Middle East and Africa (EMEA) and Asia. In connection with the distribution of chemicals products, Nexeo provides value-added services such as custom blending, packaging and re-packaging. Nexeo also provides on-site and off-site hazardous and non-hazardous environmental services, including waste collection, transportation, recovery, disposal arrangement and recycling services in North America, primarily the U.S. During fiscal year 2017, Nexeo distributed over 24,000 products in more than 80 countries for approximately 1,400 suppliers to approximately 27,300 customers.

Nexeo operates through three lines of business, or operating segments: Chemicals, Plastics and Environmental Services. Nexeo’s lines of business market to different sets of customers operating in an array of different industries, with various end markets and customer segments within those industries.

Chemicals. Nexeo’s Chemicals line of business distributes specialty and industrial chemicals, additives and solvents to industrial users via railcars, barges and bulk tanker trucks and as packaged goods in trucks. Nexeo’s chemicals products are distributed in more than 50 countries worldwide, primarily in North America and Asia. In connection with the distribution of chemicals products, Nexeo provides value-added services such as custom blending, packaging and re-packaging, private-label manufacturing and product testing in the form of chemical analysis, product performance analysis and product development. While Nexeo’s Chemicals line of business serves multiple end markets, the key end markets within the industrial space are household, industrial and institutional, performance coatings (including architectural coatings, adhesives, sealants and elastomers), lubricants, oil and gas and personal care.

Plastics. Nexeo’s Plastics line of business distributes a broad product line consisting of commodity polymer products and prime engineering resins to plastics processors engaged in blow molding, extrusion, injection molding and rotation molding via railcars, bulk trucks, truckload boxes and mixed truckloads, or less-than-truckload quantities. Nexeo distributes plastics products in more than 60 countries worldwide, primarily in North America, Europe, the Middle East and Africa (EMEA) and Asia. Nexeo’s Plastics line of business serves a broad cross section of industrial segments; key end markets are automotive and healthcare.

Environmental Services. Nexeo’s Environmental Services line of business, in connection with certain waste disposal service companies, provides customers with comprehensive on-site and off-site hazardous and non-hazardous waste collection, transportation, recovery, disposal arrangement and recycling services in North America, primarily in the U.S. These environmental services are offered through its network of distribution facilities used as transfer facilities and through a staff of dedicated on-site waste professionals. Nexeo’s Environmental Services line of business serves multiple end markets such as aerospace and defense, automotive, chemical manufacturing, industrial manufacturing and oil and gas.

Pilates Merger Sub I Corp

Pilates Merger Sub I Corp, a direct wholly-owned subsidiary of Univar, is a Delaware corporation that was formed on September 10, 2018 for the sole purpose of effecting the initial merger. In the initial merger, Merger Sub I will be merged with and into Nexeo, with Nexeo surviving as a wholly-owned subsidiary of Univar.

Its principal executive offices and its telephone number are the same as those of Univar.

Pilates Merger Sub II LLC

Pilates Merger Sub II LLC, a direct wholly-owned subsidiary of Univar, is a Delaware limited liability company that was formed on September 10, 2018 for the sole purpose of effecting the subsequent merger. In the subsequent merger, Nexeo will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company. As a result of the subsequent merger, Merger Sub II will own the legacy business of Nexeo and will be a direct wholly-owned subsidiary of Univar.

Its principal executive offices and its telephone number are the same as those of Univar.

UNIVAR SPECIAL MEETING

Univar is providing this joint proxy and consent solicitation statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Univar special meeting (or any adjournment or postponement of the Univar special meeting). This joint proxy and consent solicitation statement/prospectus contains important information for you to consider when deciding how to vote on the matters brought before the Univar special meeting. Please read it carefully and in its entirety.

Date, Time and Location

The date, time and place of the Univar special meeting are set forth below:

Date: February     , 2019

Time: 9:30 a.m., local time

Place: the offices of Univar, 3075 Highland Parkway, First Floor Conference Room, Downers Grove, Illinois 60515

Purpose

At the Univar special meeting, Univar stockholders will vote on:

•	the approval of the Univar share issuance; and

•	the Univar adjournment proposal.

The approval of the Univar share issuance by Univar stockholders is a condition to the obligations of Univar and of Nexeo to complete the merger transactions. The approval of the Univar adjournment proposal is not a condition to the obligations of Univar or of Nexeo to complete the merger transactions.

Recommendation of the Univar Board of Directors

After consideration and consultation with its advisors, at a meeting held on September 16, 2018, the Univar board unanimously determined the initial merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of Univar and its stockholders and approved and adopted the merger agreement, the initial merger and the other transactions contemplated by the merger agreement. For more information regarding the factors considered by the Univar board in reaching its decision to approve the merger agreement and the merger transactions contemplated by the merger agreement, see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors” beginning on page 76 of this joint proxy and consent solicitation statement/prospectus.

The Univar board recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal.

Univar Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Univar board has fixed the close of business on January 22, 2019, as the Univar record date for determination of the Univar stockholders entitled to vote at the Univar special meeting or any adjournment or postponement thereof. Only Univar stockholders of record on the Univar record date are entitled to receive notice of, and to vote at, the Univar special meeting or any adjournment or postponement thereof.

As of the Univar record date, there were                  shares of Univar common stock outstanding and entitled to vote at the Univar special meeting, held by approximately      holders of record. Each outstanding share of Univar common stock is entitled to one vote on each matter to be acted upon at the Univar special meeting.

An alphabetical list of stockholders entitled to vote at the Univar special meeting will be available for examination by any stockholder for any purpose germane to the Univar special meeting beginning 10 days prior to the Univar special meeting during ordinary business hours at Univar’s headquarters, and ending on the date of the Univar special meeting, and such list will also be available at the Univar special meeting during the duration of the meeting.

Quorum

A quorum of outstanding shares is necessary to take action at the Univar special meeting. A majority of the outstanding shares of Univar common stock, present in person or by proxy, will constitute a quorum. The inspector of election appointed for the Univar special meeting will determine whether a quorum is present at the special meeting. The inspector of election will treat abstentions and broker non-votes as present for purposes of determining the presence of a quorum. A broker non-vote occurs on an item when a nominee or intermediary is not permitted to vote without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee or intermediary with such instructions.

Required Vote

The affirmative vote of a majority of the shares of Univar common stock cast at the Univar special meeting is required to approve the Univar share issuance. Under NYSE rules, an abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

The affirmative vote of a majority of the shares of Univar common stock present in person or by proxy at the Univar special meeting and entitled to vote thereon is required to approve the Univar adjournment proposal. An abstention will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal.

Share Ownership of and Voting by Univar Directors and Executive Officers

At the Univar record date, Univar’s directors and executive officers and their affiliates beneficially owned and had the right to vote an aggregate of                  shares of Univar common stock at the Univar special meeting, which represents     % of the outstanding shares of Univar common stock entitled to vote at the Univar special meeting. It is expected that Univar’s directors and executive officers will vote their shares FOR the Univar share issuance and FOR the Univar adjournment proposal.

Voting of Shares

If your shares of Univar common stock are registered directly in your name with Univar’s transfer agent, then you are considered to be the stockholder “of record” with respect to those shares. You may specify whether your shares should be voted for or against, or whether you abstain from voting with respect to, the proposal to approve the Univar share issuance and the Univar adjournment proposal.

You may attend the Univar special meeting and vote your shares in person or you may submit a proxy by any of the following methods:

•

By Mail. If you choose to submit a proxy to vote by mail, simply complete the enclosed white proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your white proxy card. If you sign your white proxy card and return it without marking any voting instructions, your shares will be voted FOR the proposal to approve the Univar share issuance, FOR the Univar adjournment proposal and in the discretion of the persons named as proxies on all other matters that may properly come before the Univar special meeting or any adjournment or postponement of the Univar special meeting.

•

By Telephone. You may submit a proxy to vote your shares by telephone by calling the toll-free number provided on your white proxy card any time up to                  Eastern Time, on February     , 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your white proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your white proxy card.

•

Through the Internet. You may also submit a proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to                  Eastern Time, on February     , 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your white proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your white proxy card.

If you are a beneficial owner and hold your shares in street name, or through a nominee or intermediary, such as a bank or broker, you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the Univar special meeting. You will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of telephonic or Internet voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

Your vote is very important. Whether or not you plan to attend the Univar special meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing and dating the enclosed white proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the white proxy card. If you attend the Univar special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your proxy is voted at the Univar special meeting by:

•

sending a written notice stating that you revoke your proxy to Univar Inc., 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515, Attention: Corporate Secretary, that bears a date later than the date of the proxy you want to revoke and is received by the Univar Corporate Secretary prior to the Univar special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the Univar special meeting (or if the Univar special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares in street name, you must contact your nominee or intermediary to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the Univar special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy and consent solicitation statement/prospectus is being provided to Univar stockholders in connection with the solicitation of proxies by the Univar board to be voted at the Univar special meeting and at any adjournments or postponements of the Univar special meeting. The expense of printing and mailing this joint proxy and consent solicitation statement/prospectus is being borne 50% by Nexeo and 50% by Univar. Univar has retained D.F. King & Co., Inc. to aid in solicitation of proxies for the Univar special meeting and to verify certain records related to the solicitation. Univar will pay D.F. King & Co., Inc. a fee of approximately $15,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses.

Univar is making this solicitation by mail, but Univar’s directors, officers and employees also may solicit proxies from stockholders by telephone, facsimile, Internet or in person. Univar will pay for the cost of these solicitations, but these individuals will receive no additional compensation for their solicitation services. Univar will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending the proxy materials to beneficial owners.

Adjournment

If less than a quorum is present in person or by proxy at the Univar special meeting, the holders of a majority of the shares entitled to vote and present in person or represented by proxy thereat may adjourn such meeting to another time or place. At any such adjourned meeting at which a quorum will be present, any business may be transacted that might have been transacted at the original meeting. No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days, or if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting.

Other Information

The matters to be considered at the Univar special meeting are of great importance to Univar stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus and complete, date, sign and promptly return the enclosed white proxy card in the postage-paid envelope provided. You may also vote your shares by telephone or through the Internet. If you submit your proxy by telephone or through the Internet, you do not need to return the enclosed white proxy card.

Assistance

If you need assistance in completing your white proxy card or have questions regarding the Univar special meeting, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 967-5019

Email: UNVR@dfking.com

or

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

Attention: Investor Relations

Telephone: (331) 777-6000

Email: IR@univar.com

NEXEO SOLICITATION OF WRITTEN CONSENTS

Consents

The Nexeo board is providing these consent solicitation materials to the stockholders of Nexeo. Nexeo stockholders are being asked to approve the adoption of the merger agreement and, on a nonbinding, advisory basis, certain compensation that will or may be paid by Nexeo to its named executive officers that is based on or otherwise relates to the merger transactions (which we refer to as the “Nexeo compensation approval”), by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

Shares Entitled to Consent and Consent Required

Only Nexeo stockholders of record at the close of business on January 22, 2019, will be notified of and be entitled to execute and deliver a written consent. As of the Nexeo record date, only shares of Nexeo common stock are eligible to consent with respect to the adoption of the merger agreement. Under the Nexeo certificate of incorporation and the DGCL, each holder of Nexeo common stock is entitled to one vote for each share of Nexeo common stock held as of the Nexeo record date.

Approval of the adoption of the merger agreement requires the execution and delivery to Nexeo of one or more written consents by the holders of a majority of the outstanding shares of Nexeo common stock entitled to vote thereon. As of the Nexeo record date, there were                  shares of Nexeo common stock outstanding and entitled to consent with respect to the approval and adoption of the merger agreement, and directors and officers of Nexeo and their affiliates owned and were entitled to consent with respect to                  shares of Nexeo common stock, representing approximately     % of the shares of Nexeo common stock outstanding on that date. Nexeo currently expects that its directors and officers will deliver written consents in favor of the adoption of the merger agreement, although, other than the director representatives of the written consent parties entering into the support agreements (as described below), none of them has entered into any agreements obligating him or her to do so.

Subsequent to the execution of the merger agreement, the written consent parties entered into support agreements under which they agreed, promptly (and, in any event, within twenty-four (24) hours of such time) following the effectiveness of this joint proxy and consent solicitation statement/prospectus with respect to all of the outstanding shares of Nexeo common stock held by the written consent parties, representing approximately     % of the outstanding shares of Nexeo common stock as of the Nexeo record date, approving the adoption of the merger agreement. The delivery of the written consents will constitute receipt of the requisite approval to adopt the merger agreement. Therefore, Nexeo expects to receive a number of consents sufficient to constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders. For additional information, see “The Support Agreements.”

Submission of Consents

You may consent to the adoption of the merger agreement with respect to your shares of Nexeo common stock by completing and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus and returning it to Nexeo by the Nexeo consent deadline.

If you hold shares of Nexeo common stock as of the Nexeo record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Nexeo. Once you have completed, dated and signed the written consent, you may deliver it to Nexeo by emailing a .pdf copy of your written consent to NXEO@dfking.com, or by mailing your written consent to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Corporate Proxy.

The delivery of the written consents from the written consent parties pursuant to the support agreements will constitute receipt by Nexeo of the requisite approval to adopt the merger agreement, and a failure of any other Nexeo stockholder to deliver a written consent is not expected to have any effect on the approval of the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the adoption of the merger agreement (which is equivalent to a vote FOR the adoption of the merger agreement) or disapprove, or abstain from consenting with respect to, the adoption of the merger agreement (which is equivalent to a vote AGAINST the adoption of the merger agreement). If you do not return your written consent, it will have the same effect as a vote against the adoption of the merger agreement. If you are a Nexeo stockholder as of the close of business on the Nexeo record date and you return a signed written consent without indicating your decision on the adoption of the merger agreement, you will have given your consent to approve the adoption of the merger agreement.

Your consent to the adoption of the merger agreement may be changed or revoked at any time before the Nexeo consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents from the written consent parties pursuant to the support agreements will constitute receipt by Nexeo of the requisite approval to adopt the merger agreement. If you wish to change or revoke a previously given consent before the Nexeo consent deadline, you may do so by delivering a notice of revocation to D.F. King & Co., Inc. or by delivering a new written consent with a later date.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing this joint proxy and consent solicitation statement/prospectus is being borne 50% by Nexeo and 50% by Univar. Officers and employees of Nexeo may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

Recommendation of the Nexeo Board of Directors

The Nexeo board recommends that Nexeo stockholders deliver written consents FOR the adoption of the merger agreement and, on a nonbinding, advisory basis, certain compensation that will or may be paid by Nexeo to its named executive officers that is based on or otherwise relates to the merger transactions, and approve the merger transactions by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Nexeo’s Reasons for the Merger Transactions; Recommendation of the Nexeo Board of Directors” beginning on page 80 of this joint proxy and consent solicitation statement/prospectus.

APPROVAL OF THE UNIVAR SHARE ISSUANCE

AND ADOPTION OF THE MERGER AGREEMENT

General

This joint proxy and consent solicitation statement/prospectus is being provided to Univar stockholders in connection with the solicitation of proxies by the Univar board to be voted at the Univar special meeting and at any adjournments or postponements of the Univar special meeting. At the Univar special meeting, Univar will ask its stockholders to vote to approve (1) the Univar share issuance and (2) the Univar adjournment proposal.

This joint proxy and consent solicitation statement/prospectus is being provided to Nexeo stockholders in connection with the solicitation of written consents by the Nexeo board to adopt the merger agreement.

The merger transactions will not be completed without the approval of the Univar share issuance by Univar stockholders and the adoption of the merger agreement by Nexeo stockholders. A copy of the merger agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger transactions. For additional information about the merger agreement, see “The Merger Agreement” beginning on page 124 of this joint proxy and consent solicitation statement/prospectus.

Effects of the Merger Transactions

At the effective time of the initial merger, Merger Sub I, a wholly-owned subsidiary of Univar that was formed for the sole purpose of effecting the initial merger, will merge with and into Nexeo. Nexeo will survive the initial merger and become a wholly-owned subsidiary of Univar.

At the effective time of the initial merger, each outstanding share of Nexeo common stock (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any Nexeo subsidiary, Univar or Univar subsidiary) will be converted into the right to receive and become exchangeable for the merger consideration, with cash paid in lieu of fractional shares. Univar stockholders will continue to hold their existing shares of Univar common stock.

In the subsequent merger, Nexeo will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company. As a result of the subsequent merger, Merger Sub II will own the legacy business of Nexeo and will be a direct wholly-owned subsidiary of Univar.

Background of the Merger Transactions

As part of the ongoing evaluation of Nexeo’s business, members of Nexeo’s senior management and the Nexeo board periodically review and assess Nexeo’s operations, financial performance and industry conditions as they may each impact Nexeo’s long-term strategic goals and plans. In addition, members of Nexeo’s senior management and the Nexeo board periodically review and evaluate the possibility of pursuing business combinations, acquisitions and other strategic alternatives as part of Nexeo’s ongoing efforts to strengthen its overall business and enhance value for its stockholders, taking into account economic, regulatory, competitive and other conditions.

In January 2018, Nexeo engaged Moelis & Company LLC (a written engagement letter was entered into on April 18, 2018), which we refer to as Moelis or Nexeo’s financial advisor, to act as its financial advisor and to assist the Nexeo board and Nexeo’s senior management in evaluating potential strategic options for Nexeo. The Nexeo board selected Moelis based on its long-standing relationship with Nexeo, understanding of Nexeo’s business, industry knowledge and relevant experience in providing companies with advice on potential strategic alternatives.

On January 30, 2018, at a meeting of the Nexeo board, members of the Nexeo board discussed Nexeo’s overall recent performance and potential key strategic initiatives to enhance stockholder value, including the pursuit of potential acquisitions, joint ventures and potential monetization opportunities for the current business segments or the combined company. Representatives of each of Nexeo’s senior management and Moelis discussed with the Nexeo board Nexeo’s position in the market and a range of potential strategic opportunities and the potential benefits that Nexeo and its stockholders might realize from a strategic transaction. Members of the Nexeo board expressed the view that, in light of the competitive landscape in the industry, the complex capital structure that resulted from the acquisition of Nexeo’s predecessor by a special purpose acquisition company, referred to as the SPAC transaction, and characteristics of Nexeo’s business segments, Nexeo should explore a potential sale of the company. The Nexeo board then authorized Moelis to contact a limited group of potential strategic buyers in order to minimize the risk of a leak and disruption to the business, and target parties that could deliver a premium value given opportunities for synergies. Also at this meeting, the Nexeo board agreed that three directors, Christopher J. Yip, Thomas E. Zacharias and Robert J. Zatta, which we refer to as the subgroup of the Nexeo board, would take the lead in acting as a liaison between Moelis and the full Nexeo board to help facilitate the strategic review process.

On February 9, 2018, at a meeting of the Nexeo board, representatives of Moelis provided the Nexeo board with an update on Moelis’ work in connection with Nexeo’s review of its industry and a list of potential buyers the representatives of Moelis had identified. The Nexeo board authorized Moelis and Nexeo’s senior management to continue work in preparation for a sale of Nexeo and for Moelis to contact Univar and another potential strategic acquirer, referred to as Party A, to gauge interest in a potential transaction.

After the meeting, representatives of Moelis contacted representatives of Univar and Party A to invite them to sign non-disclosure agreements and participate in a process with respect to a potential strategic transaction with Nexeo. Representatives of Univar responded that Univar would be interested in a potential acquisition of the Nexeo chemicals segment, given the strong strategic fit between Univar’s and the business of the Nexeo chemicals segment. The representatives of Univar also noted that, because Univar had not historically been engaged in the business of plastics distribution, Univar and its advisors would have to pursue further analysis with respect to a possible whole company acquisition of Nexeo. Representatives of Party A similarly responded that Party A would be interested in a potential acquisition of the Nexeo chemicals segment.

In February 2018, Nexeo engaged Weil, Gotshal & Manges LLP, which we refer to as Weil, to act as its legal advisor in connection with a potential transaction.

On February 21, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on Moelis’ discussions with Univar and Party A. The representatives of Moelis informed the Nexeo board that the initial feedback they received was that Univar and Party A were more interested in a potential acquisition of the Nexeo chemicals segment than an acquisition of the whole company. The Nexeo board discussed the potential sale of the Nexeo chemicals segment and members of Nexeo’s senior management noted the difficulty of running a standalone company comprised only of the Nexeo plastics segment, including operating a public company that lacked the necessary scale to effectively compete in the market. Following the discussion, the Nexeo board instructed Moelis to continue discussions with Univar and Party A focusing on a sale of the whole company. The Nexeo board also discussed the risk that its consideration of a potential transaction would leak into the market and the potential impact such a leak would have on Nexeo’s business and employees.

In March 2018, Univar engaged Goldman Sachs (a written engagement letter was entered into on September 14, 2018), to act as financial advisor to Univar in connection with a potential transaction with Nexeo.

On March 12, 2018, Party A and Nexeo signed a non-disclosure agreement and on March 13, 2018, Univar and Nexeo signed a non-disclosure agreement, each in connection with the evaluation of a potential transaction and each of which contained a standstill with customary fall-away provisions. Shortly after the execution of the non-disclosure agreements, each of Univar and Party A was provided with certain business and financial information on Nexeo.

In March 2018, a member of the Nexeo board was approached by a financial advisor to Party B regarding a potential transaction. The member of the Nexeo board directed Party B’s financial advisor to contact representatives of Moelis regarding Party B’s interest in a potential transaction. Representatives from Party B’s financial advisor contacted representatives from Moelis and discussed Party B’s interest in a potential transaction for the whole company. Following these discussions, a member of Nexeo’s senior management provided an update to the Nexeo board and the Nexeo board authorized Nexeo’s senior management and Moelis to continue discussions with Party B regarding a potential transaction.

On March 26, 2018, members of Nexeo’s senior management, and representatives of Moelis, met with members of Party A’s management in Houston, Texas for a diligence meeting related to Nexeo’s business.

On April 4, 2018, representatives of Moelis delivered a process letter to Univar and Party A. The process letter requested that the parties submit indications of interest by April 20, 2018, regarding a potential acquisition of the whole company in a single transaction.

In addition, on April 4, 2018, at a meeting of the Univar board, representatives of Goldman Sachs and Univar’s senior management updated the Univar board on the discussions with representatives of each of Nexeo and Moelis regarding a potential transaction with Nexeo, including the potential acquisition of the Nexeo chemicals segment and of the whole company. Following discussions, including with respect to the potential strategic benefits and risks to Univar of a potential transaction with Nexeo, the Univar board authorized management and Goldman Sachs to continue discussions with Nexeo regarding, and the evaluation of, a potential transaction.

On April 6, 2018, members of Nexeo’s senior management, and representatives of Moelis, met with members of Univar’s senior management, along with representatives of Goldman Sachs in Houston, Texas for a diligence meeting related to Nexeo’s business.

On April 9, 2018, at a meeting of the Univar board, representatives of Univar’s senior management provided the board with an update on its discussions and diligence meeting with Univar in Houston, Texas. Representatives of Goldman Sachs reviewed with the Univar board its preliminary financial analysis of a potential acquisition of the Nexeo chemicals segment, including potential synergies. Following discussion, the board instructed Univar’s senior management and Goldman Sachs to present a preliminary, non-binding indication of interest to Nexeo regarding Univar’s proposed acquisition of the Nexeo chemicals segment.

On April 13, 2018, Party B and Nexeo signed a non-disclosure agreement in connection with the evaluation of a sale of the whole company that contained a standstill with customary fall-away provisions. Shortly after the execution of the non-disclosure agreements, Party B was provided with certain diligence information regarding Nexeo.

On April 20, 2018, Univar submitted a preliminary, non-binding indication of interest for an acquisition of the Nexeo chemicals segment. Univar’s indication of interest contemplated an enterprise value for the Nexeo chemicals segment of 11.0x fiscal year 2018E adjusted EBITDA, assuming a debt-free, cash-free transaction as well as a normalized level of working capital, but did not specify the form of consideration. The indication of interest noted that Univar’s due diligence review was ongoing, and specific treatment of potential corporate obligations, including Nexeo’s obligations under the TRA or potential exercise price adjustment of Nexeo’s outstanding warrants, was not expressly addressed. Univar further noted that EBITDA adjustments would include, but not be limited to, an appropriate allocation of corporate overhead to the Nexeo chemicals segment. At the time of this indication of interest, Nexeo had not provided potential buyers with 2018E adjusted EBITDA for Nexeo’s business segments.

Also on April 20, 2018, Party A submitted a preliminary, non-binding indication of interest, which was also limited to Nexeo’s chemicals segment in an all-cash transaction. Party A’s indication of interest contemplated a purchase price of $1.0 billion for the chemicals segment on a debt-free and cash-free basis, assuming normal levels of working capital. Specific treatment of potential corporate obligations, including Nexeo’s obligations under the TRA or potential exercise price adjustment of Nexeo’s outstanding warrants, was not expressly addressed.

On April 24, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on the indications of interest received from both Univar and Party A on April 20, 2018. The representatives of Moelis presented the contents of each indication of interest to the Nexeo board and explained that both indications of interest indicated interest solely in an acquisition of Nexeo’s chemicals segment. The representatives of Moelis also updated the Nexeo board on recent discussions with Party B. The representatives of Moelis informed the Nexeo board that Party B had expressed interest in a transaction involving the whole company, but that Party B indicated that it would need to engage with third parties on both the debt and equity financing components. The representatives from Moelis indicated that a transaction involving the whole company would be difficult for Party B to execute given the amount of equity financing needed and Party B’s need to secure such equity financing from third parties.

At this meeting, the Nexeo board and representatives of Nexeo’s senior management again discussed the challenges of operating the Nexeo plastics segment on a standalone basis and the difficulties and costs associated with separating the two businesses. While the Nexeo board preferred not to engage in separate divestitures of Nexeo’s individual business segments, given the interest expressed by Univar and Party A, the fact that both Univar and Party A had delivered indications of interest solely with respect to the Nexeo chemicals segment and the uncertainty regarding the ability of Party B to execute on an acquisition of the whole company, the Nexeo board instructed Moelis and members of Nexeo’s senior management to explore the separation of Nexeo’s businesses and potential strategic alternatives with respect to the Nexeo plastics segment. The Nexeo board instructed representatives of Moelis to continue to inform Univar and Party A that at this time the Nexeo board would only consider a sale involving the whole company.

On April 26, 2018, Party B submitted its initial preliminary, non-binding indication of interest for an all-cash purchase of Nexeo. Party B’s indication of interest represented an implied enterprise value range of $1,981 million to $2,027 million and did not provide an implied per share value to Nexeo shareholders. Additionally, Party B’s indication of interest and implied enterprise value contemplated certain shareholders waiving Nexeo’s obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction and was subject to adjustment based upon further analysis of the TRA. Based on the illustrative per share calculation worksheet provided to potential buyers, Party B’s indication of interest represented an implied per share value to Nexeo shareholders of $11.58 to $11.95 (which included the impact of the obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction). However, neither Party B’s indication of interest nor the implied per share value range included a potential exercise price adjustment of Nexeo’s outstanding warrants. The initial indication of interest also contemplated Party B obtaining the necessary equity financing through a yet-to-be-determined financial partner and required 60 days’ exclusivity to move forward with the process.

On May 1, 2018, representatives of Moelis provided feedback to Goldman Sachs with respect to Univar’s preliminary, non-binding indication of interest, at which time representatives of Moelis encouraged Univar to submit a proposal to acquire all of Nexeo.

On May 8, 2018, representatives of each of Nexeo and Moelis provided Goldman Sachs additional financial information regarding Nexeo to permit Univar to submit a preliminary enterprise-value-based indication of interest for the Nexeo chemical segment.

On May 9, 2018, at a meeting of the Univar board, representatives of Goldman Sachs updated the Univar board on recent discussions with representatives of Moelis with respect to a potential transaction between Univar and Nexeo. The Univar board discussed with Univar’s senior management and representatives of Goldman Sachs potential transaction structures, including the possibility of partnering with a potential acquirer of the Nexeo plastics segment, to make a joint proposal to acquire all of Nexeo. The Univar board also discussed with Univar’s senior management and representatives of Goldman Sachs additional areas of financial and legal due diligence that would be required to evaluate and negotiate a potential transaction, including a detailed legal and financial due diligence review of Nexeo and its capital structure. Following discussion, the board authorized Univar’s senior management and Goldman Sachs to submit a supplemental preliminary, non-binding indication of interest to Nexeo regarding Univar’s proposed acquisition of the Nexeo chemicals segment, providing additional detail with respect to Univar’s valuation of the Nexeo chemicals segment.

On May 10, 2018, Univar submitted a supplemental preliminary, non-binding indication of interest for the acquisition of the Nexeo chemicals segment based on the supplemental financial information provided by Nexeo. Univar’s indication of interest contemplated a purchase price of $1.4 billion for the Nexeo chemicals segment, assuming a debt-free, cash-free transaction as well as a normalized level of working capital. The indication of interest noted that Univar’s due diligence review was ongoing, and specific treatment of potential corporate obligations, including Nexeo’s obligations under the TRA or potential exercise price adjustment of Nexeo’s outstanding warrants, was not expressly addressed.

Also on May 10, 2018, representatives of Moelis provided feedback to representatives of Party A with respect to Party A’s preliminary, non-binding indication of interest, at which time representatives of Moelis encouraged Party A to submit a proposal to acquire all of Nexeo. Following the discussion, representatives of each of Nexeo and Moelis provided representatives of Party A additional financial information regarding Nexeo.

On May 11, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on recent discussions they had with representatives of Univar, Party A and Party B. Representatives of Moelis informed the Nexeo board that both Univar and Party A continued to have an interest in an acquisition of only the Nexeo chemicals segment, but that at this time neither party had submitted a proposal to acquire the whole company. Representatives of Moelis discussed with the Nexeo board the separation of the two businesses and the preliminary potential valuations of the standalone businesses. Following Moelis’ presentation and a discussion with the Nexeo board and members of Nexeo’s senior management, the Nexeo board instructed Moelis and Nexeo’s senior management to start a process of preparing to separate the Nexeo business segments as well as to explore a concurrent sale of the Nexeo plastics segment in conjunction with a potential sale of the Nexeo chemicals segment. The Nexeo board also authorized the subgroup of the Nexeo board to work with Moelis on identifying, and ultimately deciding on, the targeted list of potential buyers for the Nexeo plastics segment. Following this meeting, Nexeo also engaged additional consultants to assist in evaluating the separation process.

On May 15, 2018, Party B submitted a revised preliminary, non-binding indication of interest for an all-cash purchase of Nexeo that represented an implied enterprise value range of $2,000 million to $2,059 million. However, Party B’s revised indication of interest and implied enterprise value contemplated certain shareholders waiving (i) Nexeo’s obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction and (ii) any obligations under the TRA. Based on the illustrative per share calculation worksheet provided to potential buyers, Party B’s indication of interest represented an implied per share value to Nexeo shareholders of $11.73 to $12.21 (which included only the impact of the obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction and not any payment to terminate Nexeo’s obligations under the TRA). However, neither Party B’s revised indication of interest nor the implied per share value range included a potential adjustment to the exercise price of Nexeo’s outstanding warrants pursuant to the terms of the warrant agreement, if less than 70% of the consideration receivable by the holders of the Nexeo common stock in the potential transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange, which we refer to as the potential Nexeo warrant exercise price adjustment. Party B’s revised indication of interest also assumed the need to partner with third parties in order to obtain the necessary equity financing and required 60 days’ exclusivity to move forward with the process.

On May 17, 2018, at a meeting of the subgroup of the Nexeo board and members of Nexeo’s senior management, representatives of Moelis presented a list of potential strategic and private equity buyers for the Nexeo plastics segment. Representatives of Moelis discussed a number of factors regarding the potential buyers for the Nexeo plastics segment, including: (i) that multiple private equity buyers had approached Nexeo in the past about an acquisition of the Nexeo plastics segment, (ii) the complexity of the transaction and required speed and flexibility potentially favored private equity buyers, and (iii) that it was unlikely that strategic buyers would be able to meet the expected expedited timeline for this potential transaction and had been reluctant to pay premium valuations for plastics distribution businesses in prior situations. Given these factors, the subgroup of the Nexeo board and members of Nexeo’s senior management concluded that sharing detailed information about Nexeo with strategic buyers might not be advantageous to Nexeo given the risk of potential leaks and disclosing potential sensitive information to strategic third parties, with limited benefits to this potential transaction process. As such, the subgroup of the Nexeo board authorized representatives of Moelis to initiate discussions with only potential private equity buyers.

On May 18, 2018, Party A submitted a revised preliminary, non-binding indication of interest for an all-cash purchase of only the Nexeo chemicals segment. Party A’s indication of interest contemplated a purchase price of $1.15 billion for the Nexeo chemicals segment, on a debt-free and cash-free basis, assuming normal levels of working capital. Specific treatment of potential corporate obligations, including Nexeo’s obligations under the TRA or potential Nexeo warrant exercise price adjustment, was not expressly addressed.

On May 21, 2018, representatives of Moelis informed representatives of Goldman Sachs that Univar would be invited to enter into the second-round process for the acquisition of Nexeo. The Moelis representatives also indicated to Goldman Sachs representatives that Nexeo would run a separate sell-side process for Nexeo’s plastics segment in parallel with a whole company sale.

On May 25, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on recent discussions with representatives of Univar, Party A and Party B. Representatives of Moelis noted that Univar and Party A had only submitted a proposal to acquire the Nexeo chemicals segment, but that Party B continued to express interest in a transaction involving the whole company. Representatives from Moelis stated that while Party B expressed interest in a whole company transaction there were numerous questions regarding their ability to execute on such a transaction, and Party B reiterated that it would need to obtain the necessary equity financing from third parties as well as a continued request for exclusivity in order to move forward in the process. Based on the recommendation of the representatives of Moelis, the Nexeo board agreed that Moelis should continue to work with Party B on a potential transaction. Also at this meeting, representatives of Moelis presented the Nexeo board with an update on the feedback they received from the private equity buyers who were contacted regarding a potential sale of the Nexeo plastics segment. Additionally at this meeting, a member of the Nexeo board informed the Nexeo board and the representatives of Moelis that they were approached by another potential private equity buyer regarding a potential transaction involving the Nexeo plastics segment. The Nexeo board authorized Moelis to contact the additional potential private equity buyer regarding a potential sale of the Nexeo plastics segment. The Nexeo board also instructed representatives of Moelis to continue to work with Univar on a potential transaction and continue to manage the process with Party A in order to increase the value of their current proposal.

On June 4, 2018, members of Nexeo’s senior management and representatives of Moelis, met with members of Univar’s senior management, along with representatives of Goldman Sachs, in Houston, Texas for a diligence meeting related to Nexeo’s business.

On June 5, 2018, representatives of Moelis delivered a second-round process letter to Univar. The process letter requested submission of a revised acquisition proposal for the Nexeo chemicals segment in light of the Univar preliminary indication of interest that contemplated an acquisition of only the Nexeo chemicals segment. Also on June 5, 2018, representatives of Moelis delivered a first-round process letter to potential private equity buyers that had expressed interest in acquiring the Nexeo plastics segment.

Additionally on June 5, 2018, Party B submitted a revised preliminary, non-binding indication of interest for an all-cash purchase of Nexeo. Party B’s revised indication of interest represented an enterprise value range of

$2,023 million to $2,108 million, which included Nexeo’s obligations under the TRA as a debt-like item (which Nexeo had recorded as a $75.8 million liability as of March 31, 2018). The represented enterprise value range from Party B’s revised indication of interest implied a per share value to Nexeo shareholders of $11.25 to $12.00, which was consistent with the illustrative per share calculation worksheet provided to potential buyers. Party B’s revised indication of interest no longer contemplated certain shareholders waiving Nexeo’s obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction and assumed that the TRA would not be terminated at closing, but would remain in place as an obligation of Nexeo. However, Party B’s revised indication of interest did not include the impact of a potential exercise price adjustment of Nexeo’s outstanding warrants. Party B’s revised indication of interest also assumed the need for third-party equity financing and required 60 days’ exclusivity to move forward with the process.

On June 6, 2018, representatives of each of Moelis and Goldman Sachs discussed the second-round process, including expected due diligence processes. Representatives of each of Moelis and Goldman Sachs also discussed the possibility of Univar partnering with a private equity buyer for the Nexeo plastics segment, so as to pursue a joint transaction to separately acquire the Nexeo chemicals segment and the Nexeo plastics segment.

Beginning in June 2018 and over the course of the next several months, Party A and its advisors conducted extensive due diligence investigations regarding Nexeo and the Nexeo chemicals segment, including legal, tax, environmental and commercial matters. Party A and its advisors also held a number of telephonic discussions with members of Nexeo’s management through September 2018 in connection with their due diligence investigation.

Beginning in June 2018 and over the course of the next several months, Party B and its advisors conducted extensive due diligence investigations regarding Nexeo, including legal, tax, environmental and commercial matters. Party B and its advisors also held a number of telephonic discussions with members of Nexeo’s management through September 2018 in connection with their due diligence investigation.

On June 8, 2018, Nexeo provided representatives of Univar, Goldman Sachs and Wachtell, Lipton, Rosen & Katz, which we refer to as WLRK, Univar’s outside counsel, with access to a virtual data room containing business, financial and legal information regarding Nexeo and the Nexeo chemicals segment.

On June 9, 2018, at a telephonic meeting of the Univar board, Univar’s senior management, representatives of Goldman Sachs and representatives of WLRK, discussed with the members of the Univar board potential transaction terms and structures, including the possibility of a whole company acquisition of Nexeo by Univar followed by a potential strategic transaction with respect to the Nexeo plastics segment. Following discussions, the Univar board authorized management and Goldman Sachs to continue discussions with Nexeo regarding, and evaluation of, a potential transaction.

Beginning on June 9, 2018 and over the course of the next several weeks, Univar and its advisors conducted extensive due diligence investigations regarding Nexeo and the Nexeo chemicals segment, including with respect to Nexeo’s capital structure and the potential Nexeo warrant exercise price adjustment, Nexeo’s obligations with respect to the TRA and the deferred acquisition payment from Nexeo’s SPAC transaction, and other legal, tax, environmental and commercial matters. Univar and its advisors also held a number of telephonic discussions with members of Nexeo’s management through June 2018 in connection with their due diligence investigation.

On June 13, 2018, Nexeo provided representatives of Party A with access to a virtual data room containing business, financial and legal information regarding Nexeo and the Nexeo chemicals segment.

On June 18, 2018, Univar and Nexeo entered into a “clean room” non-disclosure agreement to permit certain of Univar’s and Nexeo’s advisors to exchange potentially commercially and competitively sensitive information in compliance with relevant antitrust laws.

On June 19, 2018, Moelis received first-round preliminary, non-binding indications of interest from multiple private equity buyers for the Nexeo plastics segment.

On June 21, 2018, members of Nexeo’s senior management, and representatives of Moelis, had a telephonic meeting with members of Univar’s senior management, along with representatives of Goldman Sachs, to discuss a number of topics relating to a proposed transaction, including outstanding due diligence matters, a potential separation of the Nexeo plastics segment and synergies of the combined businesses. In the course of their discussion representatives of Nexeo and Moelis indicated to representatives of Univar and Goldman Sachs that Nexeo had received a proposal from a third party with respect to a whole company acquisition.

On June 22, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on the latest discussions with representatives of each of Univar, Party A and Party B, and members of Nexeo’s senior management updated the Nexeo board on their discussions with Univar from earlier that week. At this meeting, representatives of Moelis also provided the Nexeo board with a summary of the first-round indications of interest they received from the potential private equity buyers of the Nexeo plastics segment, including the preliminary range of values presented based on the diligence done to date. The representatives of Moelis noted that the potential private equity buyers all expressed a willingness to work with Nexeo on a separation of the businesses, and the Moelis representatives recommended that the potential private equity buyers be invited into the second round of the process. The Nexeo board authorized Moelis to allow all the private equity bidders that had submitted indications of interest for the Nexeo plastics segment to continue in the process, and representatives of Moelis outlined the proposed timeline for this process.

From June 26, 2018 to June 29, 2018, members of Nexeo’s senior management, members of Nexeo’s leadership team for the Nexeo plastics segment and representatives of Moelis met with members of the interested private equity buyers for the Nexeo plastics segment in Houston, Texas for diligence meetings related to the proposed sale of that business.

On June 28, 2018, representatives of Moelis posted in the data room the initial draft of the merger agreement for Univar, which draft contemplated an all-cash transaction for the purchase of the whole company. This draft also contemplated the delivery of written consents in support of the transaction from Nexeo’s two largest stockholders, TPG Global, LLC and First Pacific Advisors, LLC and certain of their affiliates, within 24 hours of executing the merger agreement.

Also on June 28, 2018, at a meeting of the Univar board, Univar’s senior management and representatives of Goldman Sachs and WLRK provided the Univar board an update on negotiations with Nexeo with respect to a potential transaction and Univar’s due diligence review of Nexeo and the Nexeo chemical segment. The Univar board reviewed with Univar’s senior management and representatives of Goldman Sachs and WLRK potential transaction structures, including the benefits and considerations of a whole company acquisition of Nexeo rather than an acquisition only of the Nexeo chemicals segment. After extensive deliberations, the Univar board determined to submit a proposal for a whole company acquisition of Nexeo based on the legal and structural complexity of pursuing an acquisition only of the Nexeo chemicals segment, the perceived strategic disadvantage of a proposal to acquire only the Nexeo chemicals segment relative to a whole company acquisition and the decreased likelihood of being the winning bidder, the compelling strategic rationale underlying an acquisition of the Nexeo chemicals segment and the intrinsic value of the Nexeo plastics segment (including the value that could be derived through a potential strategic process with respect to Nexeo’s plastics segment following a whole company acquisition). Representatives of Goldman Sachs reviewed with the Univar board its preliminary financial analysis of a potential whole company acquisition, including potential synergies. Based on these presentations, the Univar board authorized Univar’s senior management and Goldman Sachs to submit a revised indication of interest to acquire Nexeo for an enterprise value not to exceed $1,950 million.

On June 29, 2018, Univar submitted a revised non-binding indication of interest to acquire all outstanding shares of Nexeo in a cash and stock transaction for an aggregate enterprise value of $1.84 billion. Univar noted

its view that, given the stock component of the purchase price consideration, Nexeo’s equity stakeholders would participate in the upside created by the potential transaction, driven by meaningful synergies. Univar’s indication of interest did not provide an implied per share value to Nexeo shareholders. Univar’s indication of interest further stipulated that (i) the outstanding debt of Nexeo would be repaid or refinanced as part of the potential transaction, (ii) Nexeo’s obligations under the TRA would be terminated at no cost to Univar or Nexeo and (iii) more than 70% of the equity purchase price consideration would be paid in Univar common stock so there would be no exercise price adjustment of Nexeo’s outstanding warrants in connection with a potential transaction. The indication of interest also stated Univar may pursue a strategic transaction for the Nexeo plastics segment following the acquisition of the whole of Nexeo. Lastly, Univar noted that it was willing to move quickly with respect to the revised proposal. Based on the illustrative per share calculation worksheet provided to potential buyers, Univar’s indication of interest represented an implied per share value to Nexeo shareholders of $10.15 (before accounting for any cost to terminate Nexeo’s obligations under the TRA), before giving effect to the benefit of ownership in the combined company and synergies resulting from the potential transaction.

On June 30, 2018, at a meeting of the subgroup of the Nexeo board and Dan Smith, Chairman of Nexeo, representatives of Moelis updated the subgroup of the Nexeo board and Mr. Smith on the financial terms of the revised proposal from Univar that was submitted on June 29, 2018 (as described above). The subgroup of the Nexeo board and Mr. Smith discussed the revised proposal and instructed Moelis to inform Univar’s financial advisor that the value of Univar’s proposal was not sufficient. Following this meeting, representatives of Moelis informed representatives of Goldman Sachs that the current Univar indication of interest was not sufficient and that Nexeo would not respond further to that indication of interest.

On July 1, 2018, a member of Nexeo’s senior management informed the Nexeo board about Univar’s June 29, 2018 revised proposal, noting that it was the view of the subgroup of the Nexeo board and Mr. Smith, based on discussions with representatives of Moelis, that the value of Univar’s revised proposal was not sufficient.

On July 3, 2018, Univar verbally revised its non-binding indication of interest to acquire all outstanding shares of Nexeo in a cash and stock transaction for an aggregate enterprise value of $1.9 billion, and otherwise with the same terms as the indication of interest submitted on June 29, 2018.

Also on July 3, 2018, at a meeting of the subgroup of the Nexeo board and Mr. Smith, representatives of Moelis updated the subgroup of the Nexeo board and Mr. Smith on recent discussions with representatives of Goldman Sachs regarding Univar’s willingness to increase its proposal to an implied enterprise value for Nexeo of $1.9 billion and otherwise with the same terms as the indication of interest submitted on June 29, 2018. Representatives of Moelis noted that, based on the illustrative per share calculation worksheet provided to potential buyers, Univar’s indication of interest represented an implied per share value to Nexeo shareholders of $10.77 (before accounting for any cost to terminate Nexeo’s obligations under the TRA) before giving effect to the benefit of ownership in the combined company and synergies resulting from the potential transaction. Following this meeting, the subgroup of the Nexeo board and Mr. Smith instructed Moelis to provide Univar with information regarding the Nexeo plastics segment potential transaction process and additional detail covering the progress made to separate the Nexeo segments.

On July 10, 2018, after continued negotiation between representatives of Goldman Sachs and Moelis, Univar verbally revised its non-binding indication of interest to acquire all outstanding shares of Nexeo in a cash and stock transaction for an aggregate enterprise value of $1.95 billion, and otherwise with the same terms of as the indication of interest submitted on June 29, 2018.

On July 11, 2018, at a meeting of the subgroup of the Nexeo board and Mr. Smith, representatives of Moelis updated the subgroup of the Nexeo board and Mr. Smith on recent discussions with Goldman Sachs regarding Univar’s willingness to increase its proposal to an implied enterprise value for Nexeo of $1.95 billion. Representatives of Moelis noted that, based on the illustrative per share calculation worksheet provided to potential buyers, Univar’s indication of interest represented an implied per share value to Nexeo shareholders of $11.28 (before accounting for any cost to terminate Nexeo’s obligations under the TRA) before giving effect to the benefit of ownership in the combined company and synergies resulting from the potential transaction.

On July 13, 2018, members of Nexeo’s senior management, and representatives of Moelis, met with members of Party B’s senior management and its financial advisor in Houston, Texas to discuss Nexeo’s business and a number of topics relating to a proposed transaction.

On July 15, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on the latest discussions with representatives of Univar, Party A and Party B, along with the interested private equity buyers of the Nexeo plastics segment. At the meeting, representatives of Moelis further reviewed the terms of the proposed transaction with Univar, and the Nexeo board discussed several aspects of the proposed structure and transaction, including the treatment of Nexeo’s warrants, the termination of the TRA for no consideration and proposed post-closing separation of the Nexeo plastics segment. The members of the Nexeo board discussed the proposal and potential structure for the transaction with their advisors, which representatives of Weil and Moelis addressed. Representatives of Nexeo’s senior management also provided the Nexeo board with an update on the plastics separation process. The Nexeo board instructed Moelis and Weil to continue discussions with Univar’s representatives on a potential transaction for the whole company involving Univar common stock, noting, however, that the current proposal did not fully reflect the value of Nexeo and that some of the structuring proposals were inconsistent with their expectations, including the proposal to terminate the TRA for no consideration given it is a binding contractual obligation of Nexeo. The Nexeo board also instructed Moelis to continue discussions with representatives of Party A, Party B and the potential private equity buyers for the Nexeo plastics segment. The Nexeo board also instructed Moelis and Nexeo’s senior management to continue work on the plastics separation process.

Between July 16 and July 24, 2018, representatives of Moelis held several conversations with representatives of Party A and Party B regarding their continued participation in the process. Party A continued to express its desire for a transaction involving only the Nexeo chemicals segment and Party B continued to express its desire to potentially partner with third parties in order to obtain the necessary equity financing as part of a transaction for the whole company. During this time, representatives of Goldman Sachs, WLRK, Moelis and Weil worked on structuring and finalizing Univar’s proposal, including with respect to Nexeo’s capital structure and the potential Nexeo warrant exercise price adjustment, Nexeo’s obligations with respect to the TRA and the deferred acquisition payment from Nexeo’s SPAC transaction.

On July 24, 2018, Party B submitted a revised preliminary, non-binding indication of interest for an all-cash purchase of Nexeo. Party B’s revised indication of interest represented a per share value to Nexeo shareholders of $11.75 to $12.15, which included Nexeo’s obligations under the TRA as a debt-like item. However, Party B’s revised indication of interest did not include the impact of a potential exercise price adjustment of Nexeo’s outstanding warrants. Party B’s revised indication of interest also indicated the need for third-party equity financing and required 60 days’ exclusivity to move forward with the process.

On July 25, 2018, Party A and Nexeo entered into a “clean room” non-disclosure agreement to permit certain of Party A’s and Nexeo’s advisors to exchange potentially commercially and competitively sensitive information in compliance with relevant antitrust laws.

Also on July 25, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on the latest discussions with representatives of Univar, Party A and Party B. Representatives from Moelis noted that Univar’s most recent proposal was for an implied enterprise value of $1.95 billion, which, based on the updated illustrative per share calculation worksheet (which had been updated to reflect preliminary June 30, 2018 financial figures) provided to Univar, represented an implied per share value to Nexeo shareholders of $11.55 (before accounting for any cost to terminate Nexeo’s obligations under the TRA) before giving effect to the benefit of ownership in the combined company and synergies resulting from the potential transaction with 70%

payable in Univar common stock and 30% in cash. Representatives of Moelis outlined the historical price of Univar’s common stock, the benefits of a whole company transaction as compared to separate transactions involving the Nexeo’s plastics segment and Nexeo’s chemicals segment and the potential timing of a transaction with Univar. The representatives of Moelis also outlined the potential synergies and advantages of receiving Univar common stock, including the potential to participate in future value creation in the combined company and the enhanced liquidity that would result from the combined company’s equity market capitalization and stockholder profile. The representatives of Moelis discussed Univar’s expectation on structuring considerations for the transaction, including that the TRA would be terminated at no cost to Univar or Nexeo, that the Univar share issuance would be capped at 19.9% based on a fixed exchange ratio of the Univar basic shares outstanding and that the consideration mix would be fixed at 30% cash and 70% stock to prevent an adjustment to the exercise price of the outstanding Nexeo warrants. The representatives of Moelis also indicated that it was likely that the sale of the Nexeo plastics segment would not be a condition to closing, but that Univar was still considering potential adjustments to the purchase price depending on the price of a sale of the Nexeo plastics segment. Members of the Nexeo board discussed the revised proposal and the structuring considerations presented by it.

Representatives of Moelis then outlined the latest proposals from Party A and Party B, noting that each of their current proposals were lower in potential value, behind in terms of timing and contained less deal certainty compared to Univar’s current proposal. Representatives of Moelis also continued to express concerns over Party B’s ability to obtain the necessary equity financing for a whole company transaction and that Party B required 45 days’ exclusivity to move forward with the process. Finally, representatives of Moelis updated the Nexeo board on the potential private equity buyers for Nexeo’s plastics segment. Representatives of Moelis noted that certain private equity buyers remained in the process and that the final bid date for the plastics segment was extended to align with a potential whole-company transaction. Based on further discussions with the representatives of each of Moelis and Weil, as well as members of Nexeo’s senior management, the Nexeo board instructed Moelis to continue the process with each of the potential buyers, but to focus on responding to Univar’s latest proposal. The Nexeo board requested that Moelis reach out to Goldman Sachs to communicate Nexeo’s response to its latest proposal. Representatives of Moelis agreed to do so and additionally recommended that Mr. Smith reach out to Stephen Newlin, Chairman of Univar, to communicate Nexeo’s response to its proposal and signal a willingness to work towards a transaction. The Nexeo board also instructed representatives of Moelis to continue discussions with Party A on a potential transaction given Party A’s continued interest in a potential transaction with Nexeo and recent indications from Party A that it would be willing to increase its most recent offer.

On July 26, 2018, representatives of Moelis delivered a second-round process letter to Party A. The process letter requested submission of a revised acquisition proposal for the Nexeo chemicals segment in light of the interest Party A expressed in only pursuing a deal for the Nexeo chemicals segment. Also on July 26, 2018, Moelis delivered the initial draft of the merger agreement to Party A. The draft merger agreement contemplated an all-cash transaction for the purchase of the whole company. The draft merger agreement also contemplated the delivery of written consents in support of the transaction from Nexeo’s two largest stockholders, TPG and FPA, within 24 hours of executing the merger agreement.

On July 30, 2018, at a meeting of the Nexeo board, representatives of Moelis provided an update on the status of discussions with representatives of Univar. The representatives of Moelis noted that while Univar was willing to increase its offer price, Moelis had received little feedback on the structural considerations tied with Univar’s proposal, including the termination of the TRA and the mix of consideration necessary to prevent an adjustment to the exercise price of the outstanding Nexeo warrants and the treatment of the Nexeo plastics segment. Mr. Smith noted that the feedback Moelis received was consistent with his conversation with Mr. Newlin. Members of the Nexeo board asked the representatives of Moelis and Mr. Smith whether they believed Univar would be willing to make a revised offer to increase the price of its current proposal. Representatives of Moelis and Mr. Smith indicated that they believed there was some additional room for Univar to increase its proposal.

On July 31, 2018, at a meeting of the Univar board, Univar’s senior management and representatives of each of Goldman Sachs and WLRK provided an update on negotiations with Nexeo with respect to a potential transaction and Univar’s due diligence review of Nexeo, including the potential economic impacts of terminating the TRA and the potential value of a post-closing separation of the Nexeo plastics segment. The Univar board also discussed with its advisors the potential drawbacks of increasing the stock portion of the acquisition proposal, given the dilutive impact of issuing additional shares of Univar common stock and the potential need for a vote of Univar’s stockholders. Representatives of Goldman Sachs reviewed with the Univar board its preliminary financial analysis of a potential whole company acquisition, including potential synergies. Representatives of Goldman Sachs also discussed potential financing alternatives for the transaction and that an affiliate of Goldman Sachs could provide financing commitments and agreements to provide Univar with committed permanent debt financing in connection with the consummation of a potential transaction with Nexeo. Based on the foregoing, the Univar board authorized Goldman Sachs to convey to Moelis a revised proposal for an aggregate implied enterprise value of $2.025 billion. Following the meeting, Mr. Newlin held a telephonic discussion with Mr. Smith to present the revised proposal.

On August 1, 2018, at a meeting of the Nexeo board, Mr. Smith provided the Nexeo board with a summary of his recent conversation with Mr. Newlin, in which Mr. Newlin indicated that the revised proposal from Univar reflected an implied enterprise value of $2.025 billion. Mr. Smith also indicated the revised proposal reflected termination of the TRA for no consideration, a 70% stock and 30% cash split and a limitation of no more than 19.9% of Univar’s basic shares outstanding issued as well as an adjustment to the enterprise value if the purchase price of the Nexeo plastics segment was below a specified amount. The representatives from Moelis added that terms outlined by Mr. Smith were generally consistent with their recent conversations with representatives of Goldman Sachs. The Nexeo board instructed representatives of Moelis to reach out to Goldman Sachs and communicate that the Nexeo board continued to be interested in a potential transaction but would require Univar to further clarify and improve its current proposal and that there would need to be further discussion on the structural considerations, including the proposal to terminate the TRA for no consideration, that the Univar share issuance would be capped at 19.9% based on a fixed exchange ratio of the Univar basic shares outstanding, and that the consideration mix would be fixed at 30% cash and 70% stock to prevent an adjustment to the exercise price of the outstanding Nexeo warrants.

Also on August 1, 2018, Party B provided clarifying points to its revised preliminary, non-binding indication of interest submitted on July 24, 2018. The clarifying points provided by Party B included a proposed preliminary pro forma capital structure of the combined company, a list of potential third-party equity financing sources and a proposed process for outreach to these potential third-party equity financing sources.

On August 2, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on its conversations with representatives of Goldman Sachs and further outlined and clarified Univar’s most recent proposal. The representatives of Moelis stated that Univar had reaffirmed that Univar would value Nexeo’s shares based on an implied enterprise value of $2.025 billion and its current proposal reflected a $37.5 million payment for the termination of Nexeo’s obligations under the TRA (which Nexeo estimated to be a $75 million liability as of June 30, 2018). Representatives of Moelis noted that, based on the updated illustrative per share calculation worksheet provided to Univar, Univar’s current proposal represented an implied per share value to Nexeo shareholders of $11.89 (which reflected a $37.5 million payment for the termination of Nexeo’s obligations under the TRA; although this transaction term had not been agreed upon) before giving effect to the benefit of ownership in the combined company and synergies resulting from the potential transaction. The representatives of Moelis also noted that Univar’s revised proposal removed the adjustment to the enterprise value based on the sale of the Nexeo plastics segment and continued to reflect a 70% stock and 30% cash split, noting further that Univar would not accept share issuance of less than 70% stock consideration, so there would be no exercise price adjustment of Nexeo’s outstanding warrants in connection with a potential transaction. The representatives of Moelis further noted that Univar was unwilling at that time to issue stock consideration representing more than 19.9% of the total outstanding amount of shares of Univar common stock. The Nexeo board discussed Univar’s proposal, including the benefits of fixing the exchange ratio and the concerns of allowing the exchange ratio to adjust based on changes to the Univar share price between now and closing, the potential synergies that would result from the combined company and the impact of terminating Nexeo’s obligations under the TRA for below book value. Following the discussion, the Nexeo board agreed that it would be willing to agree to a fixed exchange ratio, but there would need to be further discussion on the reference price for the exchange ratio. The Nexeo board also indicated that any settlement of the TRA would need to result in the total implied enterprise value of the transaction value remaining at $2.025 billion. The Nexeo board then instructed Moelis to communicate their positions to Goldman Sachs on Univar’s latest proposal.

Representatives of Moelis contacted representatives of Goldman Sachs in the morning on August 3, 2018 and informed the representatives of Goldman Sachs that Nexeo was still willing to move forward with a proposed transaction but that there were still questions on the structure of the transaction that needed to be addressed, including, among other things, a TRA termination payment of up to $75 million and the reference price for the exchange ratio. That evening, at a meeting of the Nexeo board, representatives of Moelis presented the revised proposal from Univar and summarized the discussions that took place throughout the day. The Nexeo board discussed the revised proposal from Univar and noted that, while progress had been made, there were still open points, including with respect to the treatment of the TRA and the reference price. The Nexeo board then discussed other aspects of the proposed transaction between Nexeo and Univar, including the potential undertakings that may be required to obtain regulatory approval and the potential synergies anticipated in connection with the transaction. Representatives from each of Moelis and Weil discussed the likely timeline for the relevant parties to complete due diligence in connection with the proposed transaction. The Nexeo board discussed the other current proposals by Party A, Party B and the potential private equity buyers for the Nexeo plastics segment and agreed that it was unlikely that any other alternative transaction opportunities with other counterparties were likely to provide superior value to Nexeo stockholders and offer the deal certainty of a transaction with Univar. After discussion, the Nexeo board authorized Moelis and Weil to proceed to reach an agreement with Univar’s advisors with respect to a proposed transaction, subject to the acceptable resolution of certain open issues. Representatives of Moelis and Weil agreed to do so but recommended that as an initial matter Mr. Smith should contact Mr. Newlin directly on Nexeo’s willingness to move forward within this framework.

On August 4, 2018, Mr. Smith reached out directly to Mr. Newlin to inform him that Nexeo was willing to tentatively agree to a transaction based on their latest proposal. Following their discussion, Mr. Smith instructed members of Nexeo’s senior management, along with representatives from each of Moelis and Weil, to initiate diligence on Univar. The Nexeo board also instructed Moelis to confirm with Goldman Sachs the key financial terms of the potential transaction that Mr. Smith and Mr. Newlin discussed.

On August 7, 2018, representatives of Moelis and Goldman Sachs confirmed the following financial terms of the potential transaction between Nexeo and Univar: (i) a cash consideration per share of $3.50, and (ii) a fixed exchange ratio in which each share of Nexeo common stock would be exchanged for 0.297 shares of Univar common stock. The exchange ratio was based on the equity value per share implied by an enterprise value of $2.025 billion for Nexeo (which included a potential $60 million payment for the termination of Nexeo’s obligations under the TRA), a reference share price for Univar of $27.50 per share and a 70% stock and 30% cash split.

On August 8, 2018, Party A submitted a second-round non-binding indication of interest indicating a continued interest in an acquisition of the Nexeo chemicals segment in an all-cash transaction. Party A’s second-round indication of interest contemplated a purchase price of $1.3 billion for the Nexeo chemicals segment, on a debt-free and cash-free basis, assuming normal levels of working capital. Specific treatment of potential corporate obligations, including Nexeo’s obligations under the TRA or potential exercise price adjustment of Nexeo’s outstanding warrants, was not expressly addressed.

Also on August 8, 2018, Nexeo signed a non-disclosure agreement with Univar in order to conduct reverse due diligence on Univar given the stock component of the transaction.

On August 14, 2018, representatives of WLRK sent representatives of Weil a revised draft of the merger agreement, which provided for an acquisition of the whole company for a mix of both cash and stock. Representatives of WLRK also sent to representatives of Weil a draft of the support agreement to be entered into by the written consent parties following execution of the merger agreement.

On August 16, 2018, Goldman Sachs delivered to Univar an executed disclosure letter regarding certain of its relationships with Nexeo and TPG.

Also on August 16, 2018, in connection with the expanded scope of Univar’s due diligence investigations with respect to a whole company acquisition, Nexeo provided representatives of Univar, Goldman and WLRK with access to a virtual data room containing business, financial and legal information regarding the Nexeo plastics segment.

Throughout August 2018, representatives of WLRK and Weil exchanged drafts of the merger agreement and engaged in negotiations regarding the terms of the merger agreement and the related ancillary documents. The negotiations focused on, among other things, closing conditions around the separation of the Nexeo plastics segment or the absence of a material adverse effect with respect to the Nexeo plastics segment, the economic impact of a potential exercise price adjustment to Nexeo’s outstanding warrants, the parties’ divestiture obligations in connection with obtaining required antitrust and regulatory approvals, the treatment of Nexeo’s equity awards in the transaction, the timing of Univar’s financing for the transaction, the circumstances in which the Nexeo board could change its recommendation in favor of the transaction and the amount of the termination fee payable by Nexeo if the merger agreement is terminated following a change of recommendation by the Nexeo board and restrictions on the operations of each party’s business in the period between the execution of the merger agreement and the consummation of the transaction.

On August 21, 2018, members of Nexeo’s senior management and representatives of Moelis met with members of Univar’s senior management, along with representatives of Goldman Sachs, in Chicago, Illinois to discuss Univar’s business, Univar’s financial forecasts and potential synergies of the combined companies as well as other diligence-related items.

On August 22, 2018, Party B submitted a revised preliminary, non-binding indication of interest for an all-cash purchase of Nexeo. Party B’s revised indication of interest represented a per share value to Nexeo shareholders of $11.75 to $12.15, which included Nexeo’s obligations under the TRA as a debt-like item (which Nexeo had recorded as a $75.0 million liability as of June 30, 2018). However, Party B’s revised indication of interest did not include the impact of a potential exercise price adjustment of Nexeo’s outstanding warrants. Party B’s revised indication of interest also no longer assumed the need for third-party equity financing but still required exclusivity to move forward with the process (45 days).

On August 29, 2018, Nexeo provided representatives of Party B and its financial advisors with access to a virtual data room containing business, financial and legal information regarding Nexeo and the Nexeo chemicals segment.

On August 30, 2018, members of Nexeo’s senior management, and representatives of Moelis, had a telephonic meeting with Univar’s senior management, along with representatives of Goldman Sachs, to discuss Univar’s financial projections and other outstanding due diligence items.

Also on August 30, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on its conversations with representatives of Party A and Party B and described how each of their current proposals were lower in potential value, behind in terms of timing and contained less deal certainty compared to Univar’s current indication of interest. Representatives of Moelis and Weil then updated the Nexeo board on remaining open issues in the merger agreement and discussed a number of still open structuring considerations, including the impact of Nexeo’s warrants on the merger consideration, the timing and conditionality on the separation and sale of the Nexeo plastics segment, the treatment of Nexeo’s equity awards and the termination of the TRA. With respect to the termination of the TRA, representatives from Moelis noted that Univar was willing to consider a termination payment of $60 million at closing, with a reduction for any payments made under the TRA between signing and closing. Representatives from Weil also noted that as a result of the stock component of the proposed transaction, each of TPG and FPA would enter into support agreements for the transaction within 24 hours of the signing of the merger agreement, which would obligate TPG and FPA to deliver written consents voting in favor of the transaction following the effectiveness of the required registration statement. Representatives of Weil also discussed the impact this would have on the Nexeo board’s ability to change its recommendation in the event a competing bidder were to emerge post-signing. The Nexeo board also discussed other material open items related to the proposed transaction, including the ongoing negotiations regarding the antitrust regulatory provisions, the reverse regulatory termination fee proposed by Univar and the circumstances in which such a termination fee would be payable. A detailed discussion ensued between the Nexeo board and a representative from Weil about the efforts that would be required to obtain the necessary regulatory approvals and determining the balance of an appropriate reverse regulatory termination fee against potential required divestitures.

On September 1, 2018, representatives of Goldman Sachs sent Moelis a revised proposal on the merger consideration payable in light of certain provisions in the warrant agreement. The proposal provided for an adjustment to the mix of stock and cash in the proposed transaction from 70% stock and 30% cash to 72% stock and 28% cash, with up to $0.50 per share of the cash consideration per share subject to adjustment and to be paid by Nexeo to its stockholders immediately prior to closing. The proposal provided that if the Univar share price was below of $25.22 at closing, the cash consideration per share would be reduced downward, up to $0.50 per share, in a linear fashion to a Univar share price of $21.38 in order to preserve a mix of stock and cash consideration with at least 70% of the consideration payable in shares of Univar common stock.

On September 4 and September 5, 2018, members of Nexeo’s senior management and representatives of Moelis had telephonic meetings with members of Party A’s senior management, along with its financial and third-party advisors, to discuss a number of topics relating to a proposed transaction, including outstanding due diligence matters, a potential separation of the plastics segment and synergies of the combined businesses.

Also on September 5, 2018, representatives of Weil sent WLRK a revised draft of the merger agreement reflecting, among other things, discussions with the subgroup of the Nexeo board and Mr. Smith regarding the antitrust regulatory provisions.

On September 6, 2018, members of Nexeo’s senior management and representatives of Moelis had a telephonic meeting with Univar’s senior management, along with representatives of Goldman Sachs, to discuss synergies and to finalize outstanding diligence items.

On September 7, 2018, Party B and Nexeo entered into a “clean room” non-disclosure agreement to permit certain of Party B’s and Nexeo’s advisors to exchange potentially commercially and competitively sensitive information in compliance with relevant antitrust laws.

Also, on September 7, 2018, representatives of WLRK sent Weil a draft of the merger agreement that reflected, among other things, the revised proposal that Goldman Sachs sent Moelis on September 1, 2018. On the same day, representatives of Moelis sent Goldman Sachs a counterproposal reflecting an adjustment to the cash consideration that provided for a cash adjustment up to $0.25 per share to be paid by Nexeo to its stockholders immediately prior to closing. The counterproposal reflected a shift in allocating the burden of an adjustment to the exercise price of the outstanding Nexeo warrants such that Nexeo would bear the first $0.25 cash adjustment and Univar would bear the remaining $0.25 through the effects of any adjustment to the exercise price of the Nexeo warrants. Additionally, on September 7, 2018, representatives of Weil sent representatives of WLRK a draft TRA Termination Agreement, pursuant to which at or prior to the closing of the transaction, Nexeo would make a cash payment of $60 million to parties under the TRA to satisfy the obligations under the TRA, and the TRA would be terminated in its entirety with no further obligations on Nexeo thereunder from and after the closing.

On September 9, 2018, representatives of Weil sent a draft of the merger agreement to WLRK that, among other things, reflected a revised proposal to handle the effects on the cash consideration as a result of the potential adjustment to the exercise price of the outstanding Nexeo warrants. The draft provided that Nexeo stockholders would receive Univar stock consideration based on a 0.305 fixed exchange ratio and cash consideration in an amount between $3.04 and $3.29, subject to a linear adjustment based on the closing share price of Univar common stock. Additionally, on September 9, 2018, representatives of WLRK sent representatives of Weil a draft of the TRA Termination Agreement, which reflected that at closing Nexeo would only be permitted to pay to the applicable parties under the TRA a termination payment of up to $60 million in cash net of any payments made pursuant to the TRA from and after signing.

On September 10, 2018, at a meeting of the Nexeo board, representatives of Moelis updated the Nexeo board on the current proposals from Univar, Party A and Party B. Representatives of Moelis presented the financial aspects of the Univar proposal and reviewed with the Nexeo board matters relating to the current equity market environment, precedent transactions and potential synergies in connection with the potential Univar transaction. Representatives from Moelis also presented the current proposals from both Party A and Party B and described how each of their current proposals were lower in value, behind in terms of timing and contained less deal certainty compared to Univar’s proposal. Representatives of Moelis and Weil then updated the Nexeo board on the status of negotiations with representatives of Goldman Sachs and WLRK regarding the merger agreement, including the ongoing negotiation regarding an appropriate approach with respect to required antitrust efforts and related regulatory provisions. The Nexeo board authorized Mr. Smith to discuss with Mr. Newlin the open issues regarding the merger agreement, with a particular emphasis on the TRA, the treatment of employee equity awards, the antitrust regulatory provisions and the cash component of the consideration in relation to a potential adjustment to the exercise price of the outstanding Nexeo warrants.

In the afternoon on September 11, 2018, the Nexeo board met again to hear the outcome of Mr. Smith’s discussions with Mr. Newlin and for updates based on the discussions from the day. Mr. Smith noted that Mr. Newlin indicated that the Univar board had expressed a willingness to continue to discuss the antitrust regulatory provisions and termination fee. Mr. Smith also noted that he and Mr. Newlin discussed the termination of the TRA, the treatment of the employee equity awards and the adjustment to the cash component in relation to Nexeo’s warrants. Mr. Smith noted that while the conversations with Mr. Newlin were productive, there remained open issues on the merger agreement. The Nexeo board then discussed appropriate next steps and following this discussion authorized representatives of Weil and Moelis to continue to negotiate with Univar’s legal and financial advisors. Representatives of Weil also reviewed with the Nexeo board their fiduciary duties under Delaware law in connection with the evaluation of the proposed transaction and reviewed the process that Nexeo had conducted since it decided to pursue strategic alternatives. Later in the afternoon, representatives of Weil sent to representatives of WLRK a revised draft of the TRA Termination Agreement, which removed the $60 million cap on all payments made under the TRA as well as the deduction from the termination payment of any payments made under the TRA between signing and closing.

The Nexeo board reconvened late in the evening of September 11, 2018, for a third meeting that day. During the meeting, representatives of Weil communicated to the Nexeo board that they were informed by representatives of WLRK that Univar would need to seek stockholder approval for the transaction because under New York Stock Exchange listing requirements there was the potential that Univar would need to reserve for issuance more than 19.9% of its basic shares outstanding in connection with the transaction based on Nexeo’s outstanding warrants and current proposal on the stock component of the transaction.

On September 12, 2018, representatives of WLRK and Goldman Sachs contacted representatives of Weil and Moelis to discuss open items in the merger agreement, which included (i) the antitrust regulatory provisions and reverse termination fee, (ii) treatment of Nexeo equity awards, (iii) the size and terms of the previously discussed employee retention plan, (iv) treatment of the TRA, (v) the need to remove the 19.9% share cap and for Univar to seek stockholder approval to comply with New York Stock Exchange listing requirements and (vi) the allocation of risk in connection with the payments related to Nexeo warrants and potential adjustment to the cash portion of the merger consideration. Following this discussion, the Nexeo board held a meeting to discuss the latest discussions with Univar’s advisors. The Nexeo board reviewed the list of open items and discussed the positions they would be willing to accept. Following the discussion, the Nexeo board authorized representatives of Weil and Moelis to continue their discussions with representatives of Goldman Sachs and WLRK and to ask that they confirm Univar’s positions with respect to the open issues.

On the morning of September 13, 2018, representatives of WLRK and Goldman Sachs responded with Univar’s positions to each of the open items, including their proposal of a $60 million cap on all TRA payments post-signing and that any payments made pursuant to the TRA between signing and closing would be deducted from the $60 million termination payment at closing, the antitrust regulatory provisions and reverse regulatory termination fee, the treatment of Nexeo equity awards, the size and terms of the previously discussed employee retention plan, the need to remove the 19.9% share cap, and for Univar to seek stockholder approval to comply with New York Stock Exchange listing requirements and the allocation of risk in connection with the payments related to Nexeo warrants and potential adjustment to the cash portion of the merger consideration. Later that morning, representatives of each of Weil, Moelis, the subgroup of the Nexeo board, Mr. Smith and members of Nexeo senior management met to discuss Univar’s positions. The subgroup of the Nexeo board and Mr. Smith determined that, based on the responses received from representatives of WLRK and Goldman Sachs, it would be helpful for members of senior management of both companies and their advisors to have an all-hands call to discuss the open items. The subgroup of the Nexeo board and Mr. Smith authorized representatives of Weil and Moelis to reach out to WLRK and Goldman Sachs to coordinate this call.

In the afternoon on September 13, 2018, representatives of each of Nexeo, Univar, Moelis, Weil, Goldman Sachs and WLRK held a series of telephonic meetings to discuss the merger agreement and the open items. At the conclusion of these discussions, agreement had been reached, subject to approval by the boards of both companies, on (i) the treatment of the Nexeo equity awards, (ii) the Nexeo severance policy, (iii) the exchange ratio and cash component of the transaction and (iv) Univar’s need to seek stockholder approval, and the parties agreed to reconvene with their respective boards to finalize their positions with respect to the (x) antitrust regulatory provisions and (y) payments under the TRA. That evening, at a meeting of the Nexeo board, representatives of Moelis and Weil updated the Nexeo board on the discussions with members of Univar’s senior management and their advisors from earlier in the day. The Nexeo board then discussed the proposal for payments under the TRA and a TPG representative on the Nexeo board stated that, on behalf of TPG, TPG would be willing to agree to a $60 million termination payment in respect of the TRA and that any payments made pursuant to the TRA between signing and closing would be deducted from the $60 million termination payment at closing. The Nexeo board also discussed with representatives of Weil the current proposal on the antitrust regulatory provisions, including the divestiture cap, which provided that Univar would only be obligated to divest up to the greater of $125 million in revenues and two distribution centers.

On September 14, 2018, the Nexeo board held a meeting to continue its discussion of the regulatory proposal. Representatives of Weil discussed with the Nexeo board their findings with respect to the anticipated regulatory review process for the proposed transaction, including the sufficiency of the coverage provided by the current Univar proposal. Following the discussion, the Nexeo board agreed that they were comfortable with Univar’s proposal on the divestiture cap and related regulatory provisions and instructed representatives of Weil to finalize the terms of the merger agreement.

Between September 14, 2018 and September 16, 2018, representatives from each of WLRK and Weil exchanged drafts of the transaction documents, which reflected the outcome of discussions over the previous days.

On September 16, 2018, the Nexeo board held a meeting to discuss the approval of the transaction with Univar. Representatives from Moelis began the meeting by updating the Nexeo board on the status of negotiations with Party A and Party B and described how each of their current proposals were lower in potential value, behind in terms of timing and contained less deal certainty compared to Univar’s current proposal. The representatives of Moelis noted that Party A continued to only be interested in a transaction involving the chemicals segment and that, while Party B had presented an all-cash whole company proposal at a per share price of $11.75 to $12.15 (not taking into account the potential warrant dilution that would result from the adjustment to the warrant exercise price in an all-cash transaction), there was significant execution and timing risk associated with their proposal (as described above) and did not provide the benefit of ownership in the combined entity and resulting synergies. The representatives of Moelis indicated that it was their belief that further discussions with Party A or Party B would not result in a more attractive proposal compared to Univar’s current proposal. The representatives of Moelis then provided the Nexeo board with Moelis’ oral opinion (which was subsequently confirmed in writing) to the effect that, as of September 16, 2018, and based on and subject to the factors, procedures, limitations and qualifications set forth in its written opinion, the merger consideration in the proposed transaction was fair, from a financial point of view, to the stockholders of Nexeo. In addition, a representative of Weil confirmed to the Nexeo board that representatives of Moelis had provided to Nexeo on September 11, 2018 a summary of Moelis’ prior work, if any, as of such date, for each of Nexeo, Univar and FPA over the past three years, as well as Moelis’ current work and prior work over such period of time for TPG and its affiliates (see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Opinion of Nexeo’s Financial Advisor” for more information regarding such work). A representative of Weil then reviewed with the Nexeo board its fiduciary duties in connection with its consideration and approval of the proposed transaction and briefly reviewed with the Nexeo board the material terms of the merger agreement. Following a discussion regarding the merger agreement, a motion was made to adopt resolutions determining (i) the merger transactions to be fair and in the best interests of the stockholders and (ii) to enter into the merger agreement and to consummate the merger transactions and the other transactions contemplated by the merger agreement, including the termination of the TRA. The Nexeo board proceeded with a vote on the resolutions, with the Nexeo board voting unanimously in favor of the resolutions.

Also on September 16, 2018, the Univar board held a meeting to consider the terms of the proposed merger transactions with Nexeo. At the meeting, members of the Univar board and senior management discussed the strategic and business rationale of the merger transactions with Nexeo, including the factors described in the section titled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors.” Members of Univar senior management also reported on the results of their due diligence of Nexeo. Representatives of Goldman Sachs reviewed with the Univar board its financial analysis of the proposed transaction, and delivered to the Univar board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 17, 2018, to the effect that, as of that date and based on and subject to the factors, procedures, limitations and qualifications set forth in its written opinion, the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement was fair, from a financial point of view, to Univar. Representatives of WLRK then reviewed with the Univar board its fiduciary duties in connection with its consideration and approval of the proposed transaction and reviewed with the Univar board the terms of the merger agreement. Representatives of WLRK also reviewed with the Univar board the terms of the proposed support agreements, and the status of discussions with certain of the written consent parties regarding the obligation to deliver written consents and the number of shares that would be covered by these obligations. Following those discussions and presentations by Univar senior management and Univar’s advisors, and after further deliberations among members of the Univar board, the Univar board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Univar and its stockholders, and the directors voted unanimously to approve the merger agreement and the merger transactions and the other transactions contemplated by the merger agreement, subject to finalizing the terms of the merger agreement and the support agreement substantially on the terms presented to the Univar board.

Between September 16, 2018 and September 17, 2018, representatives of Weil and WLRK worked to finalize the merger agreement and ancillary documents, including the required support agreements with the written consent parties.

On September 17, 2018, the Nexeo board held a meeting to discuss the final merger agreement and to delegate authority to Nexeo’s senior management to enter into the merger agreement. Later that day, Nexeo and Univar executed the merger agreement and issued a joint press release announcing the execution of the merger agreement. Also on September 17, 2018, following the execution of the merger agreement, Univar and the written consent parties executed the support agreements.

Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors

In evaluating the Univar share issuance, the merger agreement and the transactions contemplated by the merger agreement, the Univar board invested considerable time and conducted substantial due diligence, including consulting with Univar’s senior management, the financial advisor and outside legal counsel for Univar and the Univar board, and participating in multiple meetings of the Univar board and committees thereof. Before reaching its decision at its meeting on September 16, 2018 to approve the Univar share issuance, the merger agreement and the transactions contemplated by the merger agreement, and recommending that Univar stockholders vote FOR the Univar share issuance, the Univar board considered a variety of factors weighing positively in favor of the Univar share issuance and the merger transactions, including the following (not necessarily in order of relative importance):

Strategic Factors Considered by the Univar Board

•

Strengthened Capabilities and Scale to Drive Growth: The Univar board considered management’s expectation of increased scale across key channels, geographies and suppliers due to the complementary strengths of the combined sales force as a result of the merger transactions. Additionally, the expanded chemicals and ingredients portfolio offering, particularly in specialty chemicals, is expected to enhance Univar’s value proposition to customers and improve Univar’s offerings in key target growth end markets. The Univar board believes the enhanced scale and ability to extend market reach will offer greater operating efficiency for Univar and an improved service offering for its customers and suppliers, following the merger transactions.

•

Opportunities to Optimize Supply Chain Network: The Univar board considered management’s view of the complementary footprint of Univar’s and Nexeo’s distribution and supply chain facilities and the opportunity to leverage the scale of the combined footprint to consolidate sites and reduce costs, as a result of the merger transactions. The Univar board believes the opportunity to optimize the combined supply chain network will lower transaction costs and enhance the experience for Univar’s customers and suppliers.

•

Acceleration of Digital Transformation and Innovation: The Univar board considered management’s determination that integrating Univar’s leading e-commerce and digital capabilities with Nexeo’s distribution-optimized financial systems and ERP platform would result in reduced technology costs and greater overall efficiency. Additionally, Nexeo’s IT platform can be leveraged to provide opportunities for digitization across additional operating processes and improve Univar’s customer service offerings in areas such as inventory and order management. In this regard, the Univar board believes the cost savings from the merger transactions will further strengthen and enhance the ability of Univar to invest in innovation and improve the overall service offerings to its customers and suppliers.

•

Cost Savings: The Univar board considered management’s assessment of the future stockholder value expected to be created by the merger transactions through significant cost savings. These cost savings are expected to be primarily driven by reductions in duplicate corporate expenses and business support functions, optimization of the supply chain network and reduction in IT costs as a result of leveraging Nexeo’s IT platform. Although Univar expects these cost savings to result from the merger transactions, there are substantial expenditures necessary to achieve these planned cost savings, and there can be no assurance that any particular amount of such savings will be achieved following completion of the merger transactions or the timeframe in which they will be achieved.

•

Strong and Stable Cash Flows: The Univar board considered management’s expectation of strong and stable cash flows that would allow Univar to prioritize debt reduction and deleveraging. The Univar board also considered that the intended deleveraging would be expected to provide Univar with opportunities in the future to actively strengthen its business portfolio to improve margin and increase value creation.

Other Factors Considered by the Univar Board

•

Prospective Information: The Univar board considered information from and discussions with Univar’s management, in consultation with Goldman Sachs, regarding Univar’s and Nexeo’s respective businesses, results of operations, financial and market position and the anticipated benefits of size and scale of Univar following completion of the merger transactions.

•

Earnings Impact: The Univar board considered management’s expectation that the transaction would be accretive to earnings and cash flow beginning in the first full year following completion of the merger transactions.

•

Fixed Exchange Ratio: The Univar board considered the fact that the merger agreement provides that the value of the equity component of the merger consideration is established by a fixed exchange ratio and that no adjustment will be made to the exchange ratio to the extent the trading price of Univar common stock decreased following the announcement of the merger transactions.

•

Fairness Opinion: The Univar board considered the opinion of Goldman Sachs, dated September 17, 2018, to the Univar board to the effect that, as of that date and based upon and subject to the assumptions and limitations set forth in the opinion, the merger consideration to be paid by Univar for all outstanding shares of Nexeo common stock pursuant to the merger agreement was fair from a financial point of view to Univar, as more fully described under “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Opinion of Univar’s Financial Advisor” beginning on page 84 of this joint proxy and consent solicitation statement/prospectus.

•

Implied Ownership of Univar Allows for Significant Future Participation of Univar Stockholders: The Univar board considered management’s expectation that, upon completion of the merger transactions, Univar stockholders immediately prior to the merger transactions will own approximately     % of Univar, providing them significant opportunity to participate in the future performance of Univar, including the expected synergies.

•

Merger Agreement: The Univar board considered the terms of the merger agreement, which resulted from arm’s-length negotiations between Univar and its advisors, on the one hand, and Nexeo and its advisors, on the other hand, including management’s assessment of likelihood that the merger transactions would be consummated, based on, among other factors:

•	the conditions to closing in the merger agreement;

•	the commitment by Univar and Nexeo to use reasonable best efforts to obtain regulatory clearances, subject to certain limitations;

•	the likelihood of receiving the required stockholder and regulatory approvals and of completing the merger transactions on the anticipated schedule; and

•	the circumstances under which the merger agreement could be terminated and the impact of such a termination. See “The Merger Agreement—Termination of the Merger Agreement.”

•

Support Agreements: The Univar board considered the terms of the support agreements expected to be executed after the execution of the merger agreement, including the commitment by the written consent parties to deliver a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding.

•	Due Diligence: The Univar board considered the results of the due diligence reviews of Nexeo and its businesses conducted by Univar and its financial advisors and outside legal counsel.

•

Available Alternatives: The Univar board considered management’s expectation that the merger transactions are more favorable to Univar stockholders than the potential value that might result from Univar otherwise continuing to pursue its existing strategic plan without the merger transactions or from other potential alternative transactions reasonably available to Univar.

The Univar board also considered a number of countervailing uncertainties and risks in its deliberations concerning the merger transactions, including the following (not necessarily in order of relative importance):

•

Risks of Failure to Complete the Merger Transactions: The Univar board considered the risk that the merger transactions may not be completed despite the parties’ efforts, including the possibility that the conditions to the parties’ obligations to complete the merger transactions (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger transactions may be unduly delayed, and any resulting adverse impacts on Univar, its business and the trading price of Univar common stock.

•

Risks Relating to Governmental Approvals or Imposition of Conditions: The Univar board considered the risk that regulatory agencies may object to and challenge the merger transactions or may impose terms and conditions, including operational restrictions or the requirement to effect certain divestitures of Univar’s assets and businesses, in order to resolve those objections that may adversely affect the anticipated operations and financial results of Univar, and that as a result the transaction might not be completed in a timely manner, without the imposition of restrictions or requirements, or at all. See “The Merger Agreement—Regulatory Approvals; Efforts to Complete the Merger Transactions.”

•

Risks Relating to Integration: The Univar board considered the difficulties and management challenges inherent in completing the merger transactions and integrating the businesses, operations and workforce of Nexeo with those of Univar, particularly in light of Nexeo’s size, potential time commitment, distractions and other factors, including the challenge of blending separate corporate cultures, harmonizing compensation philosophies, employee compensation and benefit plans, and the potential loss of key personnel, customers and suppliers prior to and following the merger transactions.

•

Risks Relating to the Benefits of the Merger Transactions: The Univar board considered the risk of not realizing all the anticipated cost savings, enhanced revenue opportunities and other benefits expected as a result of the merger transactions, and that Univar or Nexeo may not achieve their financial projections and that general economic and market conditions outside the control of the parties to the merger agreement could deteriorate.

•	Costs of the Merger Transactions: The Univar board considered the substantial costs to be incurred in connection with the merger transactions and the integration of Nexeo’s business into Univar.

•

Risks Relating to Leverage: The Univar board considered and took into account the potential impact of the incurrence of significant debt to pay the cash portion of the merger consideration, to refinance certain debt of Nexeo and to pay the other anticipated fees and expenses associated with the merger transactions, as a result of the risks and uncertainties described under “Risk Factors” beginning on page 40 of this joint proxy and consent solicitation statement/prospectus or otherwise, many of which will be outside of Univar’s control, and the potential loss of financial flexibility of Univar following the completion of the merger transactions.

•

Merger Consideration: The Univar board considered the fact that the value of the stock consideration and the amount of the cash consideration fluctuates with the price of Univar common stock and that a decline in the trading price of Univar common stock during the pendency of the merger transactions could result in the value of the merger consideration being unattractive to Nexeo stockholders.

•	Dilution: The Univar board considered the dilution of the ownership interests of Univar’s current stockholders that would result from the Univar share issuance, including the conversion of the outstanding Nexeo warrants upon exercise by holders of the warrants following the closing, and the fact that existing holders of Nexeo common stock will own approximately     % of Univar following the completion of the merger transactions.

•

Risks Relating to Termination Fees: The Univar board considered the circumstances under which the merger agreement could be terminated and the impact of such a termination, including (1) the requirement that Univar pay a termination fee of $128 million in certain circumstances and (2) the requirement that Univar pay a $35 million termination fee if Univar or Nexeo terminates the merger agreement due to a law or injunction arising under antitrust law permanently prohibiting consummation of the merger transactions or if Univar or Nexeo terminates because antitrust approval has not been granted by September 17, 2019 (and such date is not extended pursuant to the terms of the merger agreement).

•

Risks Relating to the Nexeo Board of Director’s Ability to Change its Recommendation: The Univar board considered the ability of the Nexeo board, under certain circumstances and subject to certain conditions (including the payment to Univar of a $35 million termination fee if the merger agreement is terminated under certain related circumstances), to change the Nexeo board recommendation in order to accept a superior proposal or as a result of an intervening event if the Nexeo board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to take such action would be inconsistent with its fiduciary duties. For more information, see “The Merger Agreement—No Solicitation of Acquisition Proposals”, “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees ” beginning on pages 132, 139 and 140 of this joint proxy and consent solicitation statement/prospectus.

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Risks Relating to the Financing: The Univar board considered the absence of a financing condition to Univar’s obligation to complete the merger transactions which could cause Univar to encounter difficulties or increased costs associated with securing financing in connection with the merger transactions or to complete the merger transactions on financing terms less favorable than anticipated or at all.

•

Restrictions on the Conduct of Business: The Univar board considered the fact that the merger agreement places certain restrictions on the conduct of the Univar business prior to the effective time of the initial merger, and also considered other alternatives reasonably available to Univar if it did not pursue the merger transactions, including continuing to pursue organic growth and other acquisition opportunities. For more information, see “The Merger Agreement—Conduct of Business of Nexeo and Univar Prior to Completion of the Merger Transactions” beginning on page 129 of this joint proxy and consent solicitation statement/prospectus.

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Risks Relating to Retention of Key Personnel: The Univar board considered the risk that, despite the combined efforts of Univar and Nexeo prior to and after the consummation of the merger transactions, Univar may lose key personnel.

•

Fairness Opinion: The Univar board considered the risk of changes in circumstances between the date of the signing of the merger agreement and the completion of the merger transactions that will not be reflected in the fairness opinion obtained by the Univar board.

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Other Risks and Uncertainties: The Univar board considered various other risks associated with the merger transactions and the businesses of Univar and Nexeo, following the merger transactions as described under “Risk Factors,” beginning on page 40 of this joint proxy and consent solicitation statement/prospectus.

The Univar board determined that the benefits expected to be achieved for Univar as a result of the merger transactions outweighed these potential risks and uncertainties. The Univar board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the joint proxy and consent solicitation statement/prospectus.

The above discussion of the material factors considered by the Univar board in its consideration of the Univar share issuance, the merger agreement and the transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by the Univar board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger agreement and the transactions contemplated by the merger agreement, the Univar board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Univar board based its position on all of the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Univar’s reasons for the merger transactions and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy and consent solicitation statement/prospectus.

Accordingly, the Univar board recommends that Univar stockholders vote FOR the Univar share issuance and FOR the Univar adjournment proposal.

Nexeo’s Reasons for the Merger Transactions; Recommendation of the Nexeo Board of Directors

At a meeting held on September 16, 2018, the Nexeo board unanimously determined that the transactions contemplated by the merger agreement are fair to, and in the best interests of, Nexeo and its stockholders, and unanimously approved and declared advisable the merger agreement and the merger transactions. The Nexeo board recommends that the Nexeo stockholders approve and adopt the merger agreement and the merger transactions by executing and returning the written consent furnished with this consent solicitation statement/proxy statement/prospectus.

In arriving at this determination and recommendation, the Nexeo board reviewed and discussed a significant amount of information and consulted with Nexeo’s management, legal advisors and financial advisors. The following are some of the significant factors that supported its decision to approve the merger agreement (not necessarily in order of relative importance):

Strategic Considerations. The Nexeo board considered that the merger transactions are expected to provide a number of significant strategic opportunities, including the following:

•	their belief that the prospects of the combined company are more favorable than the standalone prospects of Nexeo;

•	their view that, in light of the complementary nature of the respective businesses of Nexeo and Univar, the merger transactions could result in significant cost savings;

•

the Nexeo board’s and management’s knowledge of Nexeo’s business, operations, financial condition, earnings, strategy and future prospects, and their knowledge of Univar’s business, strategy and future prospects, and the assessment, based on such knowledge, that the merger transactions would be favorable to Nexeo and its stockholders;

•	the compelling industrial logic of the merger transactions, which is consistent with both Nexeo’s and Univar’s strategy; and

•	the current and prospective highly competitive nature of Nexeo’s and Univar’s industries.

Other Factors Considered by the Nexeo Board. In addition to considering the strategic factors described above, the Nexeo board considered the following additional factors all of which it viewed as supporting its decision to approve the merger agreement.

•

the fact that the post-closing company would not be controlled by any person or group and, as a result of the merger transactions, the outstanding common stock of the post-closing company would have increased liquidity as compared to Nexeo on a standalone basis;

•

the fact that, since February 2018, representatives of Moelis and/or Nexeo’s management communicated with numerous counterparties regarding a strategic transaction with Nexeo as part of the Nexeo board’s exploration of strategic alternatives;

•

the absence of other strategic alternatives available to Nexeo that would provide comparable or superior value and certainty to Nexeo stockholders, based in part on Nexeo’s discussions with Party A and Party B;

•	the fact that Nexeo did not negotiate exclusively with Univar at any time;

•	the current and prospective business climate in the industry in which Nexeo and Univar operate, including the position of current and likely competitors of Nexeo and Univar;

•

the fact that Nexeo’s legal and financial advisors were involved throughout the process and negotiations, and updated the Nexeo board regularly, which provided the Nexeo board with additional perspectives on the negotiations in addition to those of Nexeo’s management;

•	discussions with Nexeo’s management and its financial advisors regarding Univar’s business, assets, financial condition, business plan and prospects;

•	the recommendation of Nexeo’s senior management in favor of the merger transactions;

•

the blended stock-cash nature of the consideration, which will allow Nexeo stockholders to participate in the increased value of the combined company and will provide immediate liquidity and certainty of value;

•

the aggregate value and composition of the consideration to be received by Nexeo stockholders in the merger transactions, for each share of Nexeo common stock held, 0.305 of a share of Univar common stock and up to $3.29 in cash (subject to the adjustment described in further detail in the section entitled “The Merger Agreement—Merger Consideration; Effect of the Merger Transactions on Capital Stock”), which, based on the closing price of Nexeo common stock and Univar common stock on September 14, 2018, represented an implied offer value of $11.65, which represents a premium of approximately:

•	16% over the closing price per share of Nexeo common stock on September 14, 2018;

•	16% over the 20-day VWAP of Nexeo common stock for the period ended on September 14, 2018;

•	22% over the 60-day VWAP of Nexeo common stock for the period ended on September 14, 2018;

•	27% over Nexeo’s 52-week trading average of $9.19; and

•	5% over the intraday high price per share of Nexeo common stock for the 52-week period ended September 14, 2018;

•

the Nexeo board’s belief that the Univar common stock represented an attractive form of consideration for Nexeo stockholders, both because of its expectation that Nexeo stockholders would benefit from holding such consideration and benefitting from the upside from the merger transactions via ownership in the post-closing company;

•

the fact that the TRA Holders were willing to accept a $60 million payment to terminate the obligations of Nexeo under the TRA (which Nexeo has recorded as a $75.0 million liability (as of June 30, 2018);

•	the likelihood that the merger transactions would be consummated and anticipated timing of closing based on, among other things:

•	the absence of a financing condition in the merger agreement;

•	the scope of the conditions to closing;

•

the level of commitment by Univar to obtain applicable regulatory approvals, and the assessment of the Nexeo board, after considering the advice of counsel, regarding the likelihood of obtaining all required regulatory approvals; and

•	that Nexeo is entitled to specific enforcement of Univar’s obligations under the merger agreement;

•	the fact that written consent parties are receiving the same per-share merger consideration as the other Nexeo stockholders;

•

the fact that, in the event the merger transactions, taken together, qualify for the intended tax treatment as a “reorganization” within the meaning of Section 368(a) of the Code, Nexeo’s stockholders generally would not recognize any gain with respect to the receipt of any Univar common stock that they will receive as part of the merger consideration;

•	the fact that the separate disposal of the plastics segment is not a condition to the closing of the transaction;

•

the review by the Nexeo board with its financial and legal advisors of the structure of the merger transactions and the terms of the merger agreement, including the parties’ representations and warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the merger transactions and the Nexeo board’s evaluation of the likely time period necessary to close the merger transactions:

•	the parties’ representations and warranties and covenants;

•	the conditions to the parties’ respective obligations;

•	the termination provisions;

•	the support agreements entered into by the written consent parties to deliver each party’s written consents;

•	the lack of a financing condition;

•

the fact that, in order to obtain any required regulatory approvals, Univar is required to divest up to the greater of (i) $125 million in revenues (based on the annual sales revenues for (a) the fiscal year ended September 30, 2017 in the case of Nexeo and (b) the fiscal year ended December 31, 2017 in the case of Univar) and (ii) two distribution centers;

•

the fact that if the merger agreement is terminated due to certain regulatory approvals not being received, Univar will be obligated to pay a reverse termination fee of $35 million to Nexeo, see “The Merger Agreement—Expenses and Termination Fees”;

•	the likelihood of consummation of the merger transactions; and

•	and the Nexeo board’s evaluation of the likely time period necessary to close the merger transactions;

•

the financial analyses reviewed with the Nexeo board by representatives of Moelis regarding the financial terms of the merger agreement, as well as the oral opinion of Moelis rendered to the Nexeo board on September 16, 2018, which was subsequently confirmed by the delivery of a written opinion dated September 17, 2018, addressed to the Nexeo board as to the fairness, from a financial point of view and as of the date of such opinion, based upon and subject to the various qualifications, assumptions, limitations and other matters set forth in the opinion, of the merger consideration to be received in the merger transactions by holders of Nexeo common stock (other than the written consent parties), see “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Opinion of Nexeo’s Financial Advisor.”

In the course of its deliberations, the Nexeo board, in consultation with Nexeo’s management and Nexeo’s outside legal and financial advisors, also considered a variety of risks and other potentially negative factors relating to the merger transactions, including the following:

•	the restrictions on the conduct of Nexeo’s business during the period between the execution of the merger agreement and the closing of the merger transactions;

•

the risk that regulatory agencies may not approve the merger transactions or impose terms and conditions on their approvals that in retrospect adversely affect the business and financial results of the combined company following the merger transactions;

•	the prohibition on Nexeo’s ability to solicit alternative transactions prior to the closing or termination of the merger agreement;

•	the fact that the merger agreement prohibits Nexeo from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger transactions;

•

the fact that upon delivery of the support agreements from the written consent parties the Nexeo board is no longer able to change or withdraw its recommendation with respect to and/or terminate the merger agreement in the event of a more favorable transaction proposal;

•	the market’s perception of Nexeo’s continuing business could potentially result in a loss of customers, suppliers and employees;

•

the risks and costs to Nexeo if the merger transactions are not completed, including the diversion of management and employee attention, negative effects on Nexeo’s relationships with employees, including the risk that certain key members of Nexeo’s management might choose not to remain employed with Nexeo prior to the completion of the merger transactions, suppliers, customers and other business partners, impact on trading prices for Nexeo shares and direct costs incurred;

•	the transaction costs to be incurred in connection with the merger transactions;

•	the trading price of Nexeo common stock could be adversely affected;

•	the interests of Nexeo’s executive officers and directors with respect to the merger transactions that are in addition to, or that may be different from, their interests as Nexeo stockholders;

•

the risk that while the merger transactions are expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger transactions will be satisfied, and as a result, it is possible that the merger transactions may not be completed even if approved by Nexeo’s stockholders;

•	the requirement that Nexeo pay Univar a termination fee equal to 3.5% of Nexeo’s equity value if the merger agreement is terminated under certain circumstances;

•	the requirement that Univar stockholder approval be obtained as a condition to the consummation of the merger transactions;

•	the fact that there can be no assurances that the potential synergies considered by the Nexeo board will in fact be achieved by the combined company;

•	the risk that the merger transactions may not qualify for the intended tax treatment and could be fully taxable to Nexeo shareholders;

•

the potential challenges in integrating two business enterprises of the size and scope of Nexeo and Univar, including the possibility that the benefits of the merger transactions, including synergies, might not be achieved in the time frame contemplated or at all; and

•	the other risks described in this joint proxy and consent solicitation statement/prospectus, see “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements.”

The Nexeo board concluded that the uncertainties, risks and potential negative factors relevant to the merger transactions were outweighed by the potential benefits that it expected Nexeo stockholders would achieve as a result of the merger transactions. The Nexeo board was aware that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

In considering the recommendation of the Nexeo board, Nexeo stockholders should be aware that directors and executive officers of Nexeo have interests in the merger transactions that are different from, or in addition to, any interests they might have solely as stockholders. See “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions.”

The above discussion of the material factors considered by the Nexeo board in its consideration of the merger transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by the Nexeo board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger transactions, the Nexeo board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Nexeo board viewed its position as based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Nexeo’s reasons for the merger transactions and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy and consent solicitation statement/prospectus.

Accordingly, the Nexeo board recommends that stockholders approve the adoption of the merger agreement and the merger transactions by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

Opinion of Univar’s Financial Advisor

Goldman Sachs rendered its opinion to the Univar board that, as of September 17, 2018 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement was fair from a financial point of view to Univar.

The full text of the written opinion of Goldman Sachs, dated September 17, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Univar board in connection with its consideration of the merger transactions and such opinion is not a recommendation as to how any holder of Univar common stock should vote with respect to such merger transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Univar for the three years ended December 31, 2017;

•	Univar’s Registration Statement on Form S-1, including the prospectus contained therein dated June 17, 2015 relating to Univar’s initial public offering of certain of its securities;

•	annual reports to stockholders and Annual Reports on Form 10-K of Nexeo for the two fiscal years ended September 30, 2017;

•	Nexeo’s Registration Statement on Form S-1, including the prospectus contained therein dated June 4, 2014 relating to Nexeo’s initial public offering of certain of its securities;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Univar and Nexeo;

•	certain publicly available research analyst reports for Univar and Nexeo;

•	certain other communications from Univar and Nexeo to their respective stockholders;

•

certain internal financial analyses and unaudited prospective financial information for Nexeo prepared by its management, referred to as the Univar prospective financial information regarding Nexeo, as adjusted by the management of Univar;

•

certain internal financial analyses and unaudited prospective financial information for Univar standalone and pro forma for the merger transactions, in each case, as prepared by the management of Univar and approved for Goldman Sachs’ use by Univar, referred to as the Univar prospective financial information and the Univar pro forma prospective information, respectively, including certain operating synergies projected by the management of Univar to result from the merger transactions, as approved for Goldman Sachs’ use by Univar, referred to as the Univar estimated synergies; and

•

an estimate of the cash consideration, representing the maximum amount of the cash consideration to be paid by Univar pursuant to the merger agreement, as provided by the management of Univar and approved for Goldman Sachs’ use by Univar, referred to as the estimated cash consideration.

Goldman Sachs also held discussions with members of the senior managements of Univar and Nexeo regarding their assessment of the past and current business operations, financial condition and future prospects of Nexeo and with the members of senior management of Univar regarding their assessment of the past and current business operations, financial condition and future prospects of Univar and the strategic rationale for, and the potential benefits of, the merger transactions; reviewed the reported price and trading activity for the shares of Univar common stock and the shares of Nexeo common stock; compared certain financial and stock market information for Univar and Nexeo with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemical distribution industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Univar’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Univar’s consent that the Univar prospective financial information regarding Nexeo, the Univar prospective financial information, the Univar pro forma prospective financial information, including the Univar estimated synergies, and the estimated cash consideration were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Univar. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Univar or Nexeo or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger transactions will be obtained without any adverse effect on Univar or Nexeo or on the expected benefits of the merger transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Univar to engage in the merger transactions or the relative merits of the merger transactions as compared to any strategic alternatives that may be available to Univar; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’

opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or merger transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger transactions, including the fairness of the merger transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Univar; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Univar or Nexeo, or any class of such persons in connection with the merger transactions, whether relative to the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement, or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Univar common stock will trade at any time or as to the impact of the merger transactions on the solvency or viability of Univar or Nexeo or the ability of Univar or Nexeo to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Univar board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 14, 2018, the last trading day before the signing of the merger agreement, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Goldman Sachs calculated an implied value of the consideration per share to be paid by Univar to the holders of shares of Nexeo common stock pursuant to the merger agreement based on the closing price per share of Univar common stock of $27.40 on September 14, 2018 by adding the estimated cash consideration, or $3.29 per share, to the implied value of 0.305 shares of Univar common stock (determined by multiplying 0.305 by the September 14, 2018 closing price for the Univar common stock) to derive an implied value of the merger consideration per share of Nexeo common stock in the merger transactions of $11.65.

Illustrative Discounted Cash Flow Analysis. Using the Univar prospective financial information regarding Nexeo, the Univar standalone prospective financial information and the Univar pro forma perspective financial information, as applicable, Goldman Sachs performed an illustrative discounted cash flow analysis of Nexeo (excluding and including the Univar estimated synergies) to derive a range of implied present values per share of Nexeo common stock as of June 30, 2018. Using discount rates ranging from 8.0% to 9.0%, reflecting estimates of Nexeo’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2018 (i) estimates of unlevered free cash flow for Nexeo for July 1, 2018 through December 31, 2022, as reflected in the Univar prospective financial information regarding Nexeo (excluding and including the Univar estimated synergies), and (ii) a range of illustrative terminal values for Nexeo (excluding and including the Univar estimated synergies), which were calculated by applying an illustrative terminal value to EBITDA multiple range of 8.5x to 9.5x to estimated terminal year EBITDA for Nexeo, which estimated terminal year EBITDA was approved for Goldman Sachs’ use by Univar (this analysis implied a range of perpetuity growth rates of 1.3% to 3.0%). Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally.

The illustrative terminal value to EBITDA multiple ranges for Nexeo were derived by Goldman Sachs using its professional judgment and experience, taking into account, among other things, EBITDA multiples implied by Nexeo’s trading prices (and last-12 month’s EBITDA as reported by Nexeo) over certain prior periods. Goldman Sachs derived ranges of illustrative enterprise values for Nexeo by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Nexeo (i) the amount of Nexeo’s net debt as of June 30, 2018, (ii) the aggregate amount of the deferred acquisition payment from Nexeo’s SPAC transaction, (iii) the amount payable at the closing of the merger transactions pursuant to the TRA Termination Agreement, in each case, as provided by the management of Univar, to derive a range of illustrative equity values for Nexeo (excluding and including the Univar estimated synergies). Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Nexeo, as provided by the management of Univar, to derive a range of illustrative present values per Nexeo common share of $11.75 to $13.84 (excluding the Univar estimated synergies) and $17.57 to $20.43 (including the Univar estimated synergies).

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the chemicals distribution industry since 2000. For each of the selected transactions, Goldman Sachs calculated the applicable company’s enterprise value, which we refer to herein as “EV,” as a multiple of estimated EBITDA, which we refer to herein as “EV/EBITDA Multiple,” based on the applicable company’s EBITDA for the last 12 months (“LTM EBITDA”) as most recently disclosed publicly at the time of the announcement of the merger transactions, or, as otherwise indicated below, the EBITDA multiple publicly disclosed at the time of the announcement of the transaction, as applicable. While none of the companies that participated in the selected transactions are directly comparable to Nexeo, and none of the selected transactions is directly comparable to the merger transactions, the companies that participated in the selected transactions are companies involved in the chemical distributions industry with operations and a business profile that, for purposes of analysis, may be considered similar to certain of Nexeo’s results, market size and product profile.

The following table presents the results of this analysis:

Month/Year Announced	Acquiror	Target	EV/EBITDA Multiple
March 2016	WL Ross Holding Corp	Nexeo Solutions Holdings LLC	8.0x	(1)
May 2015	IMCD N.V.	The M.F. Cachat Company	9.3x
May 2015	Apax Partners	Quality Distribution, Inc.	9.0x
July 2012	Olin Corp.	K.A. Steel Chemicals Inc.	10.6x
May 2012	GS Capital / P2 Capital	Interline Brands, Inc.	9.7x
December 2010	Bain Capital	IMCD N.V.	9.3x
November 2010	TPG Capital	Ashland Inc.	10.4x
October 2010	Univar Inc.	Basic Chemical Solutions, L.L.C.	9.8x
September 2010	Clayton Dubilier & Rice, LLC	Univar Inc.	9.2x
July 2010	Brenntag AG	EAC Industrial Ingredients Ltd. A/S	9.5x
May 2008	Carlyle Group	Neochimiki S.A.	9.4x
July 2007	CVC Capital Partners Ltd.	Univar Inc.	8.8x
March 2007	Univar Inc.	Chemcentral Inc.	9.3x
July 2006	BC Partners Holdings Limited	Brenntag AG	8.8x
June 2006	Ravago S.A.	Muehlstein Holding Corporation	8.4x
October 2000	Brenntag AG	Holland Chemical International N.V.	9.1x

(1)	EV/CY2016E ADJ EBITDA multiple as publicly disclosed by Nexeo Solutions at the time of the transaction announcement.

Based on its review of the selected transactions, Goldman Sachs applied an illustrative range of EV/LTM EBITDA Multiples of 8.0x to 10.6x to Nexeo’s LTM EBITDA for the period ended June 30, 2018, as provided by the management of Univar, to derive a range of illustrative enterprise values for Nexeo. Goldman Sachs then subtracted from the range of enterprise values it derived for Nexeo (i) the amount of Nexeo’s net debt as of June 30, 2018, as provided by the management of Univar, (ii) the aggregate amount of the deferred acquisition payment from Nexeo’s SPAC transaction and (iii) the amount payable to TPG at the closing of the merger transactions pursuant to the TRA Termination Agreement, in each case, as provided by the management of Univar, to derive a range of illustrative equity values for Nexeo. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Nexeo, as provided by the management of Univar, to derive a range of illustrative values per share of Nexeo common stock of $8.05 to $13.16.

Premia Analysis. Using publicly available information, Goldman Sachs reviewed and analyzed the acquisition premia for cash and stock acquisition transactions announced from January 2010 through July 31, 2018, involving a U.S. public company target where the disclosed enterprise value was between $1 billion and $5 billion. This analysis excluded repurchase transactions and spin-offs. For each year in the period (or, in the case of 2018, through July 31, 2018), using such publicly available information, Goldman Sachs calculated median acquisition premia for the transactions relative to the target’s undisturbed closing stock price. This analysis indicated a range of illustrative premia of 17% to 39%. Goldman Sachs then applied the reference range of illustrative premia to the undisturbed closing price per share of Nexeo common stock of $10.04 as of September 14, 2018 to calculate an illustrative range of implied prices per share of Nexeo common stock of $11.75 and $13.96.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Univar or Nexeo or the merger transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Univar board that, as of September 17, 2018 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by Univar for all of the outstanding shares of Nexeo common stock pursuant to the merger agreement was fair from a financial point of view to Univar. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon unaudited prospective financial information are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Univar, Nexeo, Goldman Sachs or any other person assumes responsibility if future results are materially different from the unaudited prospective financial information.

The merger consideration was determined through arm’s-length negotiations between Univar and Nexeo and was approved by the Univar board. Goldman Sachs provided advice to Univar during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Univar or the Univar board or that any specific amount of consideration constituted the only appropriate consideration for the merger transactions.

As described above, Goldman Sachs’ opinion to the Univar board was one of many factors taken into consideration by the Univar board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Univar, Nexeo, any of their respective affiliates and third parties, including TPG, an affiliate of significant stockholders of Nexeo, and First Pacific Advisors, LLC, an affiliate of significant stockholders of Nexeo, and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the merger transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Univar in connection with, and participated in certain of the negotiations leading to, the merger transactions. At Univar’s request, an affiliate of Goldman Sachs has entered into financing commitments and agreements to provide Univar with committed permanent debt financing in connection with the consummation of the merger transactions, in each case subject to the terms of such commitments and agreements. The actual amount of aggregate fees to be received by Goldman Sachs and its affiliates in connection with this debt financing is contingent upon the consummation of the debt financing and will depend upon, among other things, the aggregate amount and form of debt financing incurred by Univar, timing of closing the debt financing and market conditions. Univar estimates that Goldman Sachs and its affiliates will in the aggregate receive approximately $7.5 million in fees in connection with the permanent debt financing. This estimate is based on various assumptions, including that Univar will incur the full amount of the permanent debt financing contemplated by the commitment and not another form of permanent financing.

Goldman Sachs has provided certain financial advisory and/or underwriting services to Univar and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as book runner with respect to a bank loan (aggregate principal amount of $2,300,000,000) for Univar in November 2017. During the two-year period ended September 17, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by Univar or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to TPG and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a secondary public offering of 7,500,000 shares of common stock of Evolent Health, a TPG portfolio company, in September 2016, as joint bookrunner and lead arranger with respect to a bank loan (aggregate principal amount of $4,500,000,000) for Univision Communication Inc., a TPG portfolio company, in March 2017, as financial advisor to an affiliate of TPG in connection with its acquisition of 51% of McAfee in April 2017, as joint bookrunner with respect to an initial public offering of 40,000,000 ordinary shares of TPG Pace Holdings Corp., a TPG portfolio company, in June 2017, as joint bookrunner and lead arranger with respect to a bank loan (aggregate principal amount of $1,900,000,000) for Sabre Corp., in September 2017, as joint bookrunner with respect to an initial public offering of 12,000,000 shares of common stock of Zscaler Inc., a TPG portfolio company, in March 2018, and as bookrunner with respect to an initial public offering of 45,000,000 ordinary shares of Cushman & Wakefield plc, a TPG portfolio company, in August 2018. During the two-year period ended September 17, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to TPG and/or to its affiliates and portfolio companies (which may include companies that are not controlled by TPG) of approximately $159.9 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Univar, Nexeo, TPG, First Pacific and their respective affiliates and, as applicable, portfolio companies, for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with TPG, First Pacific and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of TPG or First Pacific from time to time and may do so in the future.

The Univar board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger transactions. Pursuant to a letter agreement dated September 14, 2018, Univar engaged Goldman Sachs to act as its financial advisor in connection with the merger transactions. The engagement letter between Univar and Goldman Sachs provides for a transaction fee of $12 million, all of which is contingent upon consummation of the merger transactions. Goldman Sachs may receive an additional fee of up to $3 million at Univar’s sole discretion. In addition, Univar has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Nexeo’s Financial Advisor

At the meeting of the Nexeo board on September 16, 2018 to evaluate and approve the merger transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated September 17, 2018, addressed to the Nexeo board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the merger consideration to be received in the merger transactions by holders of Nexeo common stock (other than the written consent parties) is fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated September 17, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this joint proxy and consent solicitation statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Nexeo board (solely in its capacity as such) in its evaluation of the merger transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the merger consideration and does not address Nexeo’s underlying business decision to effect the merger transactions or the relative merits of the merger transactions as compared to any alternative business strategies or transactions that might be available to Nexeo. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Nexeo should vote or act with respect to the merger transactions or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Nexeo and Univar;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Nexeo furnished to Moelis by Nexeo, including unaudited prospective financial information provided to or discussed with Moelis by management of Nexeo;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Univar furnished to Moelis by Univar, including unaudited prospective financial information provided to or discussed with Moelis by management of Univar;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Univar furnished to Moelis by Nexeo, including unaudited prospective financial information provided to or discussed with Moelis by management of Univar, as adjusted by management of Nexeo;

•

reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the merger transactions (the “Nexeo estimated synergies”) and certain other pro forma financial effects of the merger transactions furnished to Moelis by Univar, as adjusted by management of Nexeo;

•

conducted discussions with members of senior managements and representatives of Nexeo and Univar concerning the information described in the foregoing, as well as the businesses and prospects of Nexeo and Univar generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the merger agreement;

•	participated in certain discussions and negotiations among representatives of Nexeo and Univar and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis with the consent of the Nexeo board, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for, and did not undertake any, independent verification of any of such information. With the consent of the Nexeo board, Moelis relied upon, without independent verification, the assessment of Nexeo and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the prospective financial information relating to Nexeo, Univar, Nexeo estimated synergies and other pro forma financial effects referred to above, Moelis assumed, at the direction of the Nexeo board, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Nexeo as to the future performance of Nexeo and Univar, such Nexeo estimated synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. Moelis also assumed, at the direction of the Nexeo board, that the future financial results (including Nexeo estimated synergies and such other pro forma financial effects) reflected in such forecasts will be achieved at the times and in the amounts projected. Moelis expressed no views as to the reasonableness of any financial forecasts (including Nexeo estimated synergies or other pro forma financial effects) or the assumptions on which they are based. In addition, with the consent of the Nexeo board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Nexeo or Univar, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion does not address Nexeo’s underlying business decision to effect the merger transactions or the relative merits of the merger transactions as compared to any alternative business strategies or transactions that might be available to Nexeo and does not address any legal, regulatory, tax or accounting matters. At the direction of the Nexeo board, Moelis was not asked to, nor did it, offer any opinion as to any terms of the merger agreement or any aspect or implication of the merger transactions, except for the fairness of the merger consideration from a financial point of view to the holders of Nexeo common stock (other than the written consent parties). With the consent of the Nexeo board, Moelis expressed no opinion as to what the value of Univar common stock actually would be when issued pursuant to the merger transactions or the prices at which Nexeo common stock or Univar common stock may trade at any time. In rendering its opinion, Moelis assumed, with the consent of the Nexeo board, that the final executed form of the merger agreement would not differ in any material respect from the draft that Moelis reviewed, that the merger transactions would be consummated in accordance with their terms without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis assumed, with the consent of the Nexeo board, that all governmental, regulatory or other consents or approvals necessary for the completion of the merger transactions would be obtained, except to the extent that could not be material to Moelis’ analysis. In addition, Moelis assumed, with the consent of the Nexeo board, that the merger transactions would qualify as a tax-free reorganization for federal income tax purposes. Except as described in this summary, Nexeo and the Nexeo board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update the opinion for developments after the date of the opinion.

Moelis’ opinion did not address the fairness of the merger transactions or any aspect or implication of the merger transactions to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Nexeo, other than the fairness of the merger consideration from a financial point of view to the holders of Nexeo common stock (other than the written consent parties). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger transactions, or any class of such persons, relative to the merger consideration or otherwise.

Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Nexeo board at its meeting held on September 16, 2018, in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Unless the context indicates otherwise, for purposes of, among other things, deriving per share implied equity values from implied enterprise values as more fully described below, Moelis calculated (a) enterprise values for (i) Nexeo based on debt (less cash and cash equivalents) (“net debt”) as of June 30, 2018 in the aggregate of $828 million, and (ii) Univar based on net debt as of June 30, 2018 in the aggregate of $2,549 million, and (b) per share amounts for each of Nexeo and Univar based on diluted shares outstanding as of September 14, 2018, using the treasury stock method. All such information for Nexeo was provided by management of Nexeo and all such information for Univar was provided by management of Univar.

Set forth below is a summary of the material financial analyses performed by Moelis in connection with its opinion.

Standalone Financial Analyses of Nexeo

For purposes of the financial analyses of Nexeo described below, the term “implied merger consideration” refers to the implied value of the per share consideration provided for in the merger transactions of $11.65 consisting of the cash portion of the consideration of $3.29 and the implied value of the stock portion of the consideration of 0.305 shares of Univar common stock based on the closing price of Univar common stock of $27.40 per share on September 14, 2018. Moelis noted that the $3.29 cash portion of the consideration was subject to adjustment, based on the closing price of Univar common stock on the last trading day prior to consummation of the merger transactions. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18 (the “Per Share Cash Reduction Amount”). If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. For purposes of the standalone financial analyses of Nexeo described below, Moelis used the full $3.29 cash portion of the consideration for purposes of its analyses (except as otherwise noted below under “—Discounted Cash Flow Analysis”).

Selected Publicly Traded Companies Analysis. Moelis reviewed financial and stock market information of publicly traded companies that distribute and sell, but do not predominantly manufacture, chemicals and chemical related products on a global basis serving a broad range of industrial and consumer end-markets. Moelis excluded non-chemical distribution companies because of the significant differences in business models and margin profiles compared to Nexeo. Moelis reviewed the enterprise value (“Enterprise Value”) of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on September 14, 2018, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, net debt, plus, where applicable, book value of non-controlling interests) as a multiple of estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization expense, adjusted for certain non-cash and one-time or non-recurring items) for the calendar years 2018 and 2019 (referred to as CY2018E and CY2019E). Moelis also reviewed corresponding information for Nexeo based on (a) mean consensus research analysts’ estimates, and (b) projections provided by management of Nexeo. Financial data for the selected companies was based on publicly available mean consensus research analysts’ estimates and public filings.

The results of this analysis are summarized in the following table(1):

Enterprise Value/EBITDA
Selected Companies	CY2018E	CY2019E
Brenntag AG (“Brenntag”)	11.5x	10.7x
IMCD Group N.V. (“IMCD”)	19.9x	17.8x
Univar (street)	9.7x	8.8x
Nexeo (street)	8.2x	7.5x
Hawkins, Inc. (“Hawkins”)	NA	NA
Aceto Corporation (“Aceto”)	9.6x	NA
High	19.9x	17.8x
Mean	11.8x	11.2x
Median	9.7x	9.7x
Low	8.2x	7.5x
Nexeo (management)	8.2x	8.1x

(1)	“NA” indicates information not publicly available.

In reviewing the characteristics of the selected public companies for purposes of determining reference ranges for Nexeo, Moelis noted that (i) Nexeo is the only selected publicly traded company that is a major distributor of both chemicals and plastics, (ii) the equity market considers chemicals distribution as a higher value-added business than plastics distribution because of (a) the increased level of value-add attributes provided to the customer, (b) higher service characteristics, (c) greater business complexity, (d) larger exposure to higher growth end-markets (such as healthcare, personal care, food, etc.), all of which result in higher margins and better long-term growth rate expectations, (iii) the equity market considers plastics distribution as a lower value-added business with more limited service and minimal complexity, selling into more stable end-markets, which results in lower margins and lower long-term growth rate expectations, (iv) IMCD is an European-based chemical distributor with significantly different end-markets than Nexeo, heavily focused on life sciences (such as pharma, personal care and food and nutrition), whereas Nexeo focuses primarily on industrial end-markets, and, accordingly, Moelis included IMCD for references purposes only, but generally did not consider IMCD trading multiples when selecting reference ranges, (v) Aceto is currently experiencing significant financial pressure which has resulted in a meaningful stock price decline over the prior 12-month period, and, accordingly, Moelis included Aceto for reference purposes only, but generally did not consider Aceto trading multiples when selecting reference ranges, (vi) Brenntag is a large-scale industry leader and as such, trades at a premium to the other selected publicly traded companies, and (vii) Univar is the most relevant selected publicly traded company, and has a more favorable business mix than Nexeo, with the vast majority of Univar’s business coming from chemicals distribution to a broad range of growing end-markets.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 8.0x to 9.5x Enterprise Value / EBITDA for CY2018E, and (ii) 7.5x to 8.75x Enterprise Value / EBITDA for CY2019E, which selected ranges generally reflected Nexeo’s current trading multiples at the low end, and Univar’s current trading multiples at the high end. Moelis then applied such multiple ranges to corresponding financial data for Nexeo (based on 2018 and 2019 EBITDA estimates for Nexeo provided by management of Nexeo). Moelis then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and other obligations and diluted share information described above

This analysis indicated the following implied per share reference ranges for Nexeo, as compared to the implied merger consideration:

Implied Per Share Reference Ranges Based On:		Implied Merger Consideration
2018 EBITDA	2019 EBITDA
$9.51 - $12.60	$8.71 - $11.58	$11.65

Selected Precedent Transaction Analysis. Moelis reviewed financial information of certain selected transactions announced since 2010 involving target companies (i) that distribute and sell, but do not predominantly manufacture, chemicals and chemical related products on a global basis serving a broad range of industrial and consumer end-markets, and (ii) with implied enterprise values based on the applicable implied transaction values of at least $500 million. Moelis excluded non-chemical distribution companies because of the significant differences in business models and margin profiles compared to Nexeo. Moelis reviewed implied transaction values of the selected transactions as a multiple, to the extent information was publicly available, of EBITDA for the latest 12 month period (“LTM”) for which financial information was publicly available immediately preceding announcement of the relevant transaction. Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction. Implied transaction values were based on the announced purchase prices paid for the target companies, as well as announced LTM EBITDA for such target companies.

The results of this analysis are summarized in the following table:

Announcement Date	Target	Acquiror	Implied Transaction Value/ LTM EBITDA
September 2, 2010	Univar	Clayton, Dubilier & Rice, LLC	9.1x
November 8, 2010	Ashland Inc. (Ashland Distribution Business, predecessor to Nexeo)	TPG Capital	10.4x
December 13, 2010	IMCD	Bain Capital Investors, LLC	9.2x
March 21, 2016	Nexeo Solutions Holdings, LLC	WL Ross Holding Corp.	8.6x

In reviewing the characteristics of the selected precedent transactions for purposes of determining a reference range, Moelis noted that (i) each selected precedent transaction involved acquisitions by financial sponsors; Moelis did not identify any relevant strategic party acquisitions that met its selected criteria, (ii) the Ashland Distribution Business transaction, although having involved the business of Nexeo, was meaningfully different because it was a “carve-out” transaction from Ashland Inc., (iii) Moelis did not consider recent private transactions because accurate public information is not available. Moelis also noted that all of the data underlying the selected precedent transactions pre-dated the US federal tax legislation enacted in December, 2017.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of 8.5x to 10.0x LTM EBITDA. Moelis then applied such multiple range to the EBITDA for Nexeo for the LTM period ended June 30, 2018. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and other obligations and diluted share information described above. This analysis indicated the following implied per share reference range for Nexeo, as compared to the implied merger consideration:

Implied Per Share Reference Range	Implied Merger Consideration
$10.29 - $13.17	$11.65

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow (“DCF”) analysis of Nexeo using financial forecasts and other information and data provided by management of Nexeo for the period beginning with the fiscal year ending September 30, 2019 through the fiscal year ending September 30, 2022 to calculate the present value as of September 30, 2018 of the estimated future unlevered free cash flows projected to be generated by Nexeo. In performing the DCF analysis of Nexeo, Moelis (a) (i) treated Nexeo management’s estimates for stock-based compensation as a cash expense and (ii) used Nexeo management’s estimated cash tax rates (which included estimated TRA payments as assumed tax payments), which reflected Nexeo management’s estimates of the impact of the federal tax legislation enacted in December, 2017, and (b) used a range of discount rates of 8.5% to 10.0% based on an estimate of Nexeo’s weighted average cost of capital (“WACC”). The estimated WACC range was derived using the Capital Asset Pricing Model (“CAPM”), including a size premium. In performing the DCF analysis of Nexeo, Moelis used a range of estimated terminal values derived by applying a range of multiples of 7.5x to 8.5x to Nexeo’s estimated EBITDA for 2022. The selected range of terminal multiples reflected current and historical trading multiples for Nexeo, as well as those for the selected publicly traded companies referred to above. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and other obligations and diluted share information described above. Moelis also derived an implied per share reference range of the consideration to be received by holders of Nexeo common stock (more fully described below under “Illustrative Pro Forma DCF Value Creation Analysis”), including an illustrative pro forma DCF analysis of the value of Univar common stock to be received by holders of Nexeo common stock, which pro forma analysis included illustrative benefits of the Nexeo estimated synergies. This analysis indicated the following implied per share reference range for Nexeo, as compared to the implied merger consideration and such pro forma DCF value creation analysis reference range:

Implied Per Share Reference Range	Implied Merger Consideration	Implied Midpoint Reference Range Based on Pro Forma DCF Value Creation Analysis (Including Per Share Cash Reduction Amount)
$11.35 - $13.76	$11.65	$14.33 - $14.74

Standalone Financial Analyses of Univar

Selected Publicly Traded Companies Analysis. Moelis reviewed financial and stock market information of the selected publicly traded companies referred to and summarized above under the heading “Standalone Financial Analyses of Nexeo—Selected Publicly Traded Companies Analysis”, including such information for Nexeo. Moelis also reviewed corresponding information for Univar based on (a) mean consensus research analysts’ estimates, and (b) projections for Univar provided by management of Univar, as adjusted by management of Nexeo.

The results of this analysis are summarized in the following table:

	Enterprise Value /EBITDA
Selected Companies	CY2018E		CY2019E
Brenntag	11.5	x	10.7	x
IMCD	19.9	x	17.8	x
Univar (street)	9.7	x	8.8	x
Nexeo (street)	8.2	x	7.5	x
Hawkins	NA		NA
Aceto	9.6	x	NA
High	19.9	x	17.8	x
Mean	11.8	x	11.2	x
Median	9.7	x	9.7	x
Low	8.2	x	7.5	x
Univar (as adjusted by management of Nexeo)	9.7	x	8.8	x

In reviewing the characteristics of the selected public companies for purposes of determining reference ranges for Univar, Moelis noted the same factors noted above in clauses (i) through (iii) and (v) through (vi) under the heading “Standalone Financial Analyses of Nexeo – Selected Publicly Traded Companies Analysis”. In addition, Moelis noted that IMCD is an European-based chemical distributor with significantly different end-markets than Univar, heavily focused on life sciences (such as pharma, personal care and food and nutrition), whereas Univar focuses primarily on industrial and consumer end-markets, and, accordingly, Moelis included IMCD for references purposes only, but generally did not consider IMCD trading multiples when selecting reference ranges.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 9.5x to 11.25x Enterprise Value / EBITDA for CY2018E, and (ii) 8.75x to 10.5x Enterprise Value / EBITDA for CY2019E, which selected ranges generally reflected Univar’s current trading multiples at the low end and Brenntag’s current trading multiples at the high end. Moelis then applied such multiple ranges to corresponding financial data for Univar (based on 2018 and 2019 EBITDA estimates for Univar provided by management of Nexeo). Moelis then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for Univar, as compared to the closing price per share of Univar common stock on September 14, 2018:

Implied Per Share Reference Ranges Based On:		Univar Common Stock Closing Price on September 14, 2018
2018 EBITDA	2019 EBITDA
$26.67 - $34.72	$27.00 - $35.80	$27.40

Selected Precedent Transaction Analysis. Moelis reviewed financial information of certain selected transactions referred to and summarized above under the heading “Standalone Financial Analyses of Nexeo—Selected Precedent Transaction Analysis.” In reviewing the characteristics of the selected precedent transactions for purposes of determining a reference range, Moelis noted that it considered the same factors referenced above under such heading, as well as the fact that the prior Univar transaction from 2010 was meaningfully different because it was a minority sale transaction (42.5% equity stake).

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of 9.0x to 10.0x LTM EBITDA. Moelis then applied such multiple range to the EBITDA for Univar for the LTM period ended June 30, 2018. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for Univar, as compared to the closing price per share of Univar common stock on September 14, 2018:

Implied Per Share Reference Range	Univar Common Stock Closing Price on September 14, 2018
$22.80 - $27.27	$27.40

Discounted Cash Flow Analysis. Moelis performed a DCF analysis of Univar using financial forecasts and other information and data provided by management of Univar, as adjusted by management of Nexeo, for the period beginning with the fiscal quarter ending December 31, 2018 through the fiscal year ending December 31, 2022 to calculate the present value as of September 30, 2018 of the estimated future unlevered free cash flows projected to be generated by Univar. In performing the DCF analysis of Univar, Moelis (a) (i) treated estimates for stock-based compensation, pension contributions and other miscellaneous cash items as cash expenses and (ii) used management of Univar’s estimated cash tax rates, which reflected management of Univar’s estimates of the impact of the federal tax legislation enacted in December, 2017, and (b) used a range of discount rates of 8.2% to 9.7% based on an estimate of Univar’s WACC. The estimated WACC range was derived using the CAPM, including a size premium. In performing the DCF analysis of Univar, Moelis used a range of estimated terminal values derived by applying a range of multiples of 8.5x to 9.5x to Univar’s estimated EBITDA for 2022. The selected range of terminal multiples reflected current and historical trading multiples for Univar, as well as those for the selected publicly traded companies referred to above. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for Univar, as compared to the closing price per share of Univar common stock on September 14, 2018:

Implied Per Share Reference Range	Univar Common Stock Closing Price on September 14, 2018
$29.22 - $36.27	$27.40

Illustrative Pro Forma DCF Value Creation Analysis

Moelis performed an illustrative DCF analysis of Univar pro forma for the merger transactions (“pro forma Univar”) using financial forecasts and other information and data for each of Nexeo and Univar (for the periods indicated) as described above. The pro forma Univar DCF analysis reflected (i) the standalone DCF Enterprise Values derived for each of Nexeo and Univar as described above under “Standalone Financial Analyses of Nexeo—Discounted Cash Flow Analysis” and “Standalone Financial Analyses of Univar—Discounted Cash Flow Analysis”, plus (ii) the present value of (a) the after-tax amount of the $100 million of Nexeo estimated synergies projected by management of Nexeo to be achieved over four years, beginning in CY2019E, at rates of approximately 25%, 60%, 90% and 100% during calendar years 2019, 2020, 2021 and 2022, respectively, using an assumed blended tax rate of 24.0%, as provided by management of Nexeo and (b) a range of terminal values for the run rate Nexeo estimated synergies derived from assumed perpetuity growth rates. Costs to achieve projected Nexeo estimated synergies were assumed to be offset by the net proceeds from real estate sales and working capital improvements. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above, after additionally adjusting for (i) (a) additional indebtedness equal to the estimated cash consideration to be paid in the merger transactions of $303 million and (b) estimated fees and expenses related to the merger transactions of $50 million, and (c) the deferred acquisition payment from Nexeo’s SPAC transaction, which Moelis treated as a debt-like obligation, with the value of such cash amount calculated by multiplying 5.2 million by the per share implied merger consideration value of $11.65 and (d) the negotiated payment of $60 million to retire Nexeo’s TRA obligation in the event of consummation of the merger transactions (“TRA Settlement”), and (ii) the estimated number of shares of Univar common stock to be issued as stock consideration in the merger transactions. Moelis then calculated the pro forma percentage interest that Nexeo stockholders will receive in the combined company, based upon the exchange ratio of 0.305 of a share of Univar common stock per share of Nexeo common stock and the estimated number of diluted shares outstanding of Nexeo common stock, and allocated such percentage interest to (i) the standalone value of Nexeo, reflecting the standalone value of Nexeo that such Nexeo stockholders will maintain in the combined company (the “Ownership in Contributed Nexeo”), (ii) the standalone value of Univar, reflecting the standalone value of Univar that such Nexeo stockholders will receive in the combined company (the “Ownership in Univar Received”), and (iii) Nexeo estimated synergies, Value from TRA Settlement, which reflected the benefit of the termination of the TRA obligation (which had an estimated fair value of $75 million as of June 30, 2018), and incremental net debt, reflecting such Nexeo stockholders’ pro rata interest in such amounts, pro forma for the merger transactions. Moelis compared the results of this calculation, together with the range of possible cash consideration payable in the merger transactions of $2.88 to $3.29, to the implied per share DCF value of standalone Nexeo as described above under “Standalone Financial Analyses of Nexeo – Discounted Cash Flow Analysis.” The results are set forth below:

	Cash Consideration	Ownership in Contributed Nexeo	Ownership in Univar Received	Share of Nexeo Estimated Synergies	Value From TRA Settlement	Incremental Net Debt	Illustrative Pro Forma DCF Value to Nexeo Stockholders	Nexeo Standalone
High	$2.88 - $3.29	$2.36	$9.29	$2.30	$0.13	($0.84)	$16.12 - $16.53	$13.76
Mid	$2.88 - $3.29	$2.10	$8.33	$1.73	$0.13	($0.84)	$14.33 - $14.74	$12.55
Low	$2.88 - $3.29	$1.86	$7.46	$1.40	$0.13	($0.84)	$12.88 - $13.29	$11.35

Other Information

Moelis also noted for the Nexeo board the following analyses that were not considered part of Moelis’ financial analyses with respect to its opinion but were referenced for informational purposes:

•

the historical intraday trading prices for Nexeo common stock during the 52-week period ended September 14, 2018, which reflected low and high stock prices during such period of $6.92 and $11.14 per share compared to the implied merger consideration of $11.65 per share;

•

the historical intraday trading prices for Univar common stock during the 52-week period ended September 14, 2018, which reflected low and high stock prices during such period ranging from $25.54 and $31.95 per share compared to the closing price of Univar common stock on September 14, 2018 of $27.40 per share;

•

one-year forward stock price targets for Nexeo common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated (i) undiscounted low and high stock price targets ranging from $10.00 to $14.00 per share and (ii) discounted low and high stock price targets ranging from $9.01 to $12.61 per share, using an equity discount rate of 11.0%, discounted one year, in each case, as compared to the implied merger consideration of $11.65 per share;

•

one-year forward stock price targets for Univar common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated (i) undiscounted low and high stock price targets ranging from $30.00 to $43.00 per share and (ii) discounted low and high stock price targets ranging from $27.27 to $39.09 per share, using an equity discount rate of 10.0%, discounted one year, in each case, as compared to the closing price of Univar common stock on September 14, 2018 of $27.40 per share;

•

pro forma percentage interest that current Univar stockholders will maintain in the combined company referred to and summarized above under the heading “Pro Forma Financial Analysis of Combined Company”, which showed a range of illustrative pro forma value creation for current Univar stockholders of 12%—20% compared to the results of the implied per share DCF value of standalone Univar as described above under “Standalone Financial Analyses of Univar—Discounted Cash Flow Analysis”; and

•

pro forma earnings per share (“EPS”) for the combined company by applying certain transaction adjustments, as provided by management of Nexeo. This analysis resulted in pro forma Univar EPS estimates for CY2019E and CY2020E of $2.15 and $2.69, respectively, reflecting 3.3% and 11.0% accretion, respectively.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to Nexeo, Univar or the merger transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Nexeo, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’ length negotiations between Nexeo and Univar and was approved by the Nexeo board. Moelis did not recommend any specific consideration to Nexeo or the Nexeo board, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger transactions.

Moelis acted as financial advisor to Nexeo in connection with the merger transactions and will receive a fee for its services of $17.213 million, in the aggregate, $1.718 million of which was paid in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the transaction. Furthermore, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Nexeo and Univar. In the three years preceding the date of Moelis’ opinion, Moelis had not provided any investment banking services to any of Nexeo, Univar or First Pacific Advisors, LLC. Moelis in the future may provide investment banking services to each of Univar and First Pacific Advisors, LLC and may receive compensation for such services. Moelis’ affiliates, employees, officers and partners may at any time own securities of the Company, Parent or certain of their respective affiliates. Moelis has provided investment banking services to TPG Global, LLC and affiliates of TPG Global, LLC in the past unrelated to the merger transactions and in the future may provide such services to TPG Global, LLC and/or its affiliates, and in the past has received, and in the future may receive, compensation for such services.

Certain Unaudited Prospective Financial Information

Univar Unaudited Prospective Financial Information

Univar does not publicly disclose detailed long-term projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Univar does not endorse the unaudited prospective financial information as a reliable indication of future results. Univar is including certain unaudited prospective financial information in this section of this joint proxy and consent solicitation statement/prospectus solely because it was among the financial information made available to the Univar board and Univar’s financial advisors, as well as to Nexeo and Nexeo’s financial advisor in connection with their respective evaluations of the merger transactions and the other transactions contemplated by the merger agreement. The unaudited prospective financial information is not being included in this joint proxy and consent solicitation statement/prospectus in order to influence any Univar stockholder or Nexeo stockholder to make an investment decision with respect to the merger transactions or to influence any Univar stockholder or Nexeo stockholder as to whether or how such stockholder should deliver a written consent or act with respect to the adoption of the merger agreement, the Univar share issuance, the merger transactions or the other transactions contemplated by the merger agreement or any other matter. The unaudited prospective financial information presented below as the Univar prospective financial information and the Univar prospective financial information regarding Nexeo were prepared by Univar’s management for internal planning purposes. The Univar prospective financial information and the Univar prospective financial information regarding Nexeo were based solely upon information available to Univar’s management at the time of their preparation. Univar has not updated the Univar prospective financial information and the Univar prospective financial information regarding Nexeo included in this joint proxy and consent solicitation statement/prospectus and does not intend to do so.

The following table presents selected unaudited prospective financial data of Univar made available to the Univar board and the financial advisors to Univar, as well as to Nexeo and the financial advisors to Nexeo during the period between March and September 2018 (referred to as the “Univar prospective financial information”):

	Fiscal Year Ended December 31,
(in millions)	2018E	2019E	2020E	2021E
Revenue	$8,870	$9,356	$9,778	$10,220
EBITDA	$670	$743	$843	$953
Levered Free Cash Flow	$269	$291	$379	$470

As part of Univar’s due diligence review of Nexeo, Univar’s management made certain adjustments to the Nexeo prospective financial information based on Univar’s judgment and experience in the distribution industry, and made presentation adjustments to the Nexeo prospective financial information to reflect a December 31 year end, consistent with Univar’s December 31 fiscal year end.

The following table presents the Nexeo prospective financial information, as adjusted by Univar’s management and made available to the Univar board of directors and the financial advisor of Univar during the period between March and September 2018 (referred to as the “Univar prospective financial information regarding Nexeo”):

	Fiscal Year Ended December 31,
(in millions)	2018E	2019E	2020E	2021E	2022E
Net Sales	$4,038	$4,038	$4,196	$4,359	$4,529
EBITDA	$214	$217	$231	$246	$256
Levered Free Cash Flow	$94	$107	$106	$123	$135

The inclusion of the Univar prospective financial information and the Univar prospective financial information regarding Nexeo in this joint proxy and consent solicitation statement/prospectus should not be regarded as an indication that any of Univar, Nexeo, any of their respective affiliates, any of their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the Univar prospective financial information or the Univar prospective financial information regarding Nexeo will be realized or that actual results will not be significantly higher or lower than estimated.

Because the Univar prospective financial information and the Univar prospective financial information regarding Nexeo cover multiple years, such information by its nature becomes less predictive with each successive year. Univar stockholders and Nexeo stockholders are urged to review the SEC filings of Univar incorporated by reference into this joint proxy and consent solicitation statement/prospectus and the other information included in this joint proxy and consent solicitation statement/prospectus for a description of risk factors with respect to the business of Univar, including following the Merger Transactions. See “Risk Factors,” “Cautionary Information Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The Univar prospective financial information and the Univar prospective financial information regarding Nexeo were not prepared with a view public disclosure and were not prepared with a view to compliance with generally accepted accounting principles as applied in the United States, which we refer to as GAAP, compliance with published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Many of the assumptions reflected in the Univar prospective financial information and the Univar prospective financial information regarding Nexeo are subjective in many respects and, thus, subject to interpretation. Although presented with numerical specificity, the Univar prospective financial information and the Univar prospective financial information regarding Nexeo reflect numerous assumptions and estimates as to future events made by the management of Univar. In preparing the Univar prospective financial information and the Univar prospective financial information regarding Nexeo, Univar made assumptions and estimates regarding, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Univar’s and Nexeo’s business, including future initiatives, all of which are difficult to predict and many of which are beyond Univar’s or Nexeo’s control. At the time the Univar prospective financial information and the Univar prospective financial information regarding Nexeo were prepared, Univar’s management believed such assumptions and estimates were reasonable.

Univar stockholders and Nexeo stockholders are urged to review Univar’s most recent SEC filings for a description of Univar’s results of operations and financial condition and capital resources during 2016 and 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in Univar’s Current Report on Form 8-K filed on November 1, 2018, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

The Univar prospective financial information and the Univar prospective financial information regarding Nexeo were prepared by Univar’s management and is the responsibility of Univar’s management. Neither Ernst & Young LLP nor any other independent accountant has audited, reviewed, compiled, examined or applied agreed-upon procedures with respect to the Univar prospective financial information or the Univar prospective financial information regarding Nexeo, and accordingly, neither Ernst & Young LLP nor any other independent accountant expresses any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the Univar prospective financial information or the Univar prospective financial information regarding Nexeo. The report of the independent registered public accounting firm of Univar contained in Univar’s Current Report on Form 8-K filed on November 1, 2018, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus, relates to Univar’s previously issued financial statements. It does not extend to the Univar prospective financial information or the Univar prospective financial information regarding Nexeo and should not be read to do so. Furthermore, the Univar prospective financial information and the Univar prospective financial information regarding Nexeo do not necessarily reflect Univar’s current estimates and does not necessarily take into account all circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the Univar prospective financial information and the Univar prospective financial information regarding Nexeo do not give effect to the merger transactions in all respects, nor do they take into account the effect of any failure of the merger transactions to occur, and should not be viewed as accurate in those contexts.

For the reasons described above, readers of this joint proxy and consent solicitation statement/prospectus are cautioned not to place undue, if any, reliance on the Univar prospective financial information and the Univar prospective financial information regarding Nexeo. Neither Univar nor Nexeo has made any representation to the other in the merger agreement concerning any prospective financial information.

UNIVAR DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE UNIVAR PROSPECTIVE FINANCIAL INFORMATION OR THE UNIVAR PROSPECTIVE FINANCIAL INFORMATION REGARDING NEXEO TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNIVAR PROSPECTIVE FINANCIAL INFORMATION OR THE UNIVAR PROSPECTIVE FINANCIAL INFORMATION REGARDING NEXEO ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Nexeo Unaudited Prospective Financial Information

Nexeo does not publicly disclose long-term projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Nexeo does not endorse the unaudited prospective financial information as a reliable indication of future results. Nexeo is including certain unaudited prospective financial information in this section of this joint proxy and consent solicitation statement/prospectus solely because it was among the financial information made available to the Nexeo board, Nexeo’s financial advisors, as well as Univar and Univar’s financial advisor in connection with their respective evaluations of the merger transactions and the other transactions contemplated by the merger agreement. The unaudited prospective financial information is not being included in this joint proxy and consent solicitation statement/prospectus in order to influence any Nexeo stockholder or Univar stockholder to make an investment decision with respect to the merger transactions or to influence any Nexeo stockholder or Univar stockholder as to whether or how such stockholder should deliver a written consent or act with respect to the Nexeo proposals, the Univar share issuance, the merger transactions or the other transactions contemplated by the merger agreement or any other matter. The unaudited prospective financial information presented below as the Nexeo prospective financial information was prepared by Nexeo’s management for internal planning purposes. Such unaudited prospective financial information was based solely upon information available to Nexeo’s management at the time of their preparation. Nexeo has not updated the unaudited prospective financial information included in this joint proxy and consent solicitation statement/prospectus and does not intend to do so.

The following table presents selected unaudited prospective financial data of Nexeo made available to the Nexeo board and the financial advisors to Nexeo, as well as to Univar and Univar’s financial advisor during the period between March and September 2018 (which we refer to as the “Nexeo prospective financial information”):

	Fiscal Year Ended September 30,
(in millions)	2019E	2020E	2021E	2022E
Revenue	$3,997	$4,162	$4,337	$4,505
EBITDA	$213	$230	$249	$268
Unlevered Free Cash Flow	$148	$138	$150	$164

As part of Nexeo’s due diligence review of Univar, Nexeo’s management made certain adjustments and extrapolations to the Univar prospective financial information based on Nexeo’s judgment and experience in the chemical distribution industry.

The following table presents the Univar prospective financial information, as adjusted and extrapolated by Nexeo’s management and made available to the Nexeo board of directors and the financial advisors to Nexeo during the period between March and September 2018 (referred to as the “Nexeo prospective financial information regarding Univar”):

	Fiscal Year Ended December 31,
(in millions)	Stub Q4 2018B	2019E	2020E	2021E	2022E
Net Sales	$2,149	$9,356	$9,778	$10,220	$10,683
EBITDA	$161	$732	$808	$886	$926
Unlevered Free Cash Flow	$23	$347	$413	$472	$500

The inclusion of the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar in this joint proxy and consent solicitation statement/prospectus should not be regarded as an indication that any of Nexeo, Univar, any of their respective affiliates, any of their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Because the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar covers multiple years, such information by its nature becomes less predictive with each successive year. Nexeo stockholders and Univar stockholders are urged to review the SEC filings of Nexeo incorporated by reference into this joint proxy and consent solicitation statement/prospectus for a description of risk factors with respect to the business of Nexeo. See “Risk Factors,” “Cautionary Information Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar was not prepared with a view public disclosure and was not prepared with a view to compliance with generally accepted accounting principles as applied in the United States, which we refer to as GAAP, compliance with published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Many of the assumptions reflected in the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar are subjective in many respects and, thus, subject to interpretation. Although presented with numerical specificity, the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar reflects numerous assumptions and estimates as to future events made by the management of Nexeo. In preparing the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar, Nexeo made assumptions and estimates regarding, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Nexeo’s business, including future initiatives, all of which are difficult to predict and many of which are beyond Nexeo’s control. At the time the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar was prepared, Nexeo’s management believed such assumptions and estimates were reasonable.

Nexeo stockholders and Univar stockholders are urged to review Nexeo’s most recent SEC filings for a description of Nexeo’s results of operations and financial condition and capital resources during 2016 and 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2017, Nexeo’s Quarterly Reports on Form 10-Q for the periods ended December 31, 2017, March 31, 2018 and June 30, 2018, which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

The Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar was prepared by Nexeo’s management and is the responsibility of Nexeo’s management. Neither the independent registered public accounting firm of Nexeo nor any other independent accountant has audited, reviewed, compiled, examined or applied agreed-upon procedures with respect to the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar, and accordingly, neither the independent registered public accounting firm of Nexeo nor any other independent accountant expresses any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar. The report of the independent registered public accounting firm of Nexeo contained in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2017, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus, relates to Nexeo’s previously issued financial statements. It does not extend to the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar and should not be read to do so. Furthermore, the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar does not necessarily reflect Nexeo’s current estimates and does not necessarily take into account all circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar set forth below does not give effect to the merger transactions, nor does it take into account the effect of any failure of the merger transactions to occur, and should not be viewed as accurate in those contexts.

For the reasons described above, readers of this joint proxy and consent solicitation statement/prospectus are cautioned not to place undue, if any, reliance on the Nexeo prospective financial information and the Nexeo prospective financial information regarding Univar . Neither Nexeo nor Univar has made any representation to the other in the merger agreement concerning the any prospective financial information.

NEXEO DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE NEXEO PROSPECTIVE FINANCIAL INFORMATION AND THE NEXEO PROSPECTIVE FINANCIAL INFORMATION REGARDING UNIVAR TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions

Details of the beneficial ownership of Nexeo’s directors and executive officers of Nexeo common stock are set out in the section of this joint proxy and consent solicitation statement/prospectus entitled “Univar Special Meeting—Share Ownership of and Voting by Nexeo Directors and Executive Officers.” In addition to their interests in the merger as stockholders, certain of Nexeo’s directors and executive officers have interests in the merger transactions that may be different from, or in addition to, the interests of Nexeo’s stockholders generally, which are described below. You should be aware of these interests. The members of the Nexeo board were aware of and considered these interests in reaching the determination of whether to approve the merger agreement and deem the merger agreement, the merger transactions and the other transactions contemplated by the merger agreement to be fair to, and in the best interests of, Nexeo and its stockholders. These interests are described below.

Certain Assumptions

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. As a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below. Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

the relevant price per share of Nexeo common stock is $11.97, which is the average closing price per share of Nexeo common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger transactions on September 17, 2018;

•

the effective time of the initial merger is January 7, 2019, which solely for purposes of this transaction-related compensation disclosure is the latest practicable date prior to the filing of this joint proxy and consent solicitation statement/prospectus;

•	each executive officer experienced an involuntary termination of employment without cause immediately following the effective time of the initial merger;

•

quantification of outstanding equity awards is calculated based on the outstanding equity awards held by each director or executive officer as of January 7, 2019, the latest practicable date prior to the filing of this joint proxy and consent solicitation statement/prospectus;

•	the maximum number of Performance Share Units will become vested upon the effective time of the initial merger; and

•

the amounts set forth in the tables below regarding executive officer compensation are based on compensation levels as of January 7, 2019, the latest practicable date prior to the filing of this joint proxy and consent solicitation statement/prospectus.

Treatment of Shares of Common Stock

For information regarding beneficial ownership of Nexeo common stock, other than the equity-based awards described below, by each of Nexeo’s directors and named executive officers and all of such directors and executive officers as a group, please see the section of this joint proxy and consent solicitation statement/prospectus entitled “Univar Special Meeting—Share Ownership of and Voting by Nexeo Directors and Executive Officers.” Each of Nexeo’s directors and executive officers will be entitled to receive, for each share of Nexeo common stock he or she holds, the same per share merger consideration in cash in the same manner as other stockholders.

Treatment of Equity-Based Awards

Treatment of Stock Options

At the effective time of the initial merger, each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is less than the per share cash equivalent consideration (the “Per Share Cash Equivalent Consideration”), be cancelled and converted into the right to receive, in respect of each net share covered by such option (a “Net Share”), the merger consideration, net of any taxes. The number of Net Shares covered by such option will be determined in accordance with the formula set forth in the merger agreement that takes in account the exercise price of the applicable option. The Per Share Cash Equivalent Consideration is equal to the sum of (i) the cash consideration plus (ii) the product obtained by multiplying (A) the stock consideration by (B) the volume weighted average closing sale price of one (1) share of Univar common stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the initial merger. Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is equal to or greater than the Per Share Cash Equivalent Consideration, be cancelled for no consideration.

The table below, entitled “Payments to Executive Officers in respect of Vested and Unvested Stock Options,” along with its footnotes, shows the number of vested and unvested stock options held by Nexeo’s executive officers as of January 7, 2019 and the value of the merger consideration each of them can expect to receive for such stock options at or promptly following the effective time of the initial merger, assuming continued service through the assumed closing date of the merger. The options identified below as vested were vested in the ordinary course and not in connection with the merger. No individual who was a non-employee director of Nexeo since the beginning of fiscal year 2018 holds any unvested stock options.

Payments to Executive Officers

in respect of Vested and Unvested Stock Options

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Weighted- Average Exercise Price Per Share ($)	Value of the Merger Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price Per Share ($)	Value of the Merger Consideration for Unvested Options ($)	Total Value of the Merger Consideration for Options in Merger ($)
David A. Bradley	89,667	7.42	407,986	179,604	7.42	817,197	1,225,183
Ross J. Crane	22,888	7.42	104,141	45,845	7.42	208,594	312,735
Michael B. Farnell, Jr.	22,888	7.42	104,141	45,845	7.42	208,594	312,735
Brian K. Herington	20,195	7.42	91,889	40,452	7.42	184,055	275,944
Shawn D. Williams	20,195	7.42	91,889	40,452	7.42	184,055	275,944
Ronald J. LaBuschewsky	10,771	7.42	49,008	21,574	7.42	98,162	147,170
Alberto J. Machado	6,732	7.42	30,630	13,484	7.42	61,353	91,983
Michael L. Everett	8,325	7.42	37,879	16,675	7.42	75,871	113,750
Kristina A. Smith	8,325	7.42	37,879	16,675	7.42	75,871	113,750

Treatment of Restricted Stock

At the effective time of the initial merger, each share of restricted Nexeo common stock that is outstanding as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted stock award immediately prior to the initial merger.

The table below, entitled “Payments to Executive Officers in respect of Restricted Stock,” along with its footnotes, shows the number of outstanding shares of restricted stock held by Nexeo’s executive officers as of January 7, 2019 and the value of the merger consideration each of them can expect to receive for such awards on or promptly following the effective time of the initial merger, assuming continued service through the assumed closing date of the merger. No individual who was a non-employee director of Nexeo since the beginning of fiscal year 2018 holds any restricted stock.

Payments to Executive Officers in respect of Restricted Stock

Name of Executive Officer or Director	Number of Shares of Restricted Stock (#)	Value of the Merger Consideration for Shares of Restricted Stock ($)
David A. Bradley	59,958	717,697
Ross J. Crane	15,281	182,914
Michael B. Farnell, Jr.	15,281	182,914
Brian K. Herington	13,484	161,403
Shawn D. Williams	13,484	161,403
Ronald J. LaBuschewsky	23,058	276,004
Alberto J. Machado	4,495	53,805
Michael L. Everett	5,336	63,872
Kristina A. Smith	11,182	133,849

Treatment of Performance Share Units

At the effective time of the initial merger, each performance share unit relating to shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such performance share unit award immediately prior to the initial merger. For performance share units granted in 2017, the number of shares subject to such performance share unit will be determined based on actual performance through the latest practicable date prior to the closing date. For performance share units granted in 2016, the number of shares subject to such performance share unit will be determined based on actual performance through the latest practicable date prior to the closing date, or if greater, at an assumed level of performance equal to the “threshold” level of required performance under the terms of the award.

The table below, entitled “Payments to Executive Officers in respect of Company Performance Share Units,” along with its footnotes, shows the number of outstanding performance share units held by Nexeo’s executive officers as of January 7, 2019 and the value of the merger consideration each of them can expect to receive for such awards on or promptly following the effective time of the initial merger, assuming continued service through the assumed closing date of the merger. For illustrative purposes only, the table below lists the maximum number of performance share units that may become vested upon the effective time of the initial merger; however, fewer performance share units may become vested based on actual performance upon the effective time of the initial merger. No individual who was a non-employee director of Nexeo since the beginning of fiscal year 2018 holds any performance share units.

Payments to Executive Officers in respect of Performance Share Units

Name of Executive Officer or Director	Number of Performance Share Units (#)	Value of the Merger Consideration for Performance Share Units ($)
David A. Bradley	887,784	10,626,775
Ross J. Crane	285,822	3,421,289
Michael B. Farnell, Jr.	265,822	3,181,889
Brian K. Herington	150,432	1,800,671
Shawn D. Williams	230,432	2,758,271
Ronald J. LaBuschewsky	181,564	2,173,321
Alberto J. Machado	83,478	999,232
Michael L. Everett	60,000	718,200
Kristina A. Smith	60,000	718,200

Severance Entitlements

Severance Plan

Each of Nexeo’s executive officers, except for David Bradley, is a participant in the Nexeo Solutions, Inc. Severance Plan for U.S. Officers and Executives (the “severance plan”) that provides for severance payments and benefits in the event of a termination of the executive officer’s employment (i) by Nexeo other than for “cause,” “permanent disability” or death or (ii) by the executive officer for “good reason” (each as defined in the severance plan, an “involuntary termination”) within two years following a change of control of Nexeo. For purposes of the severance plan, consummation of the merger will constitute a change of control of Nexeo. In the event of an involuntary termination within two years following the effective time of the initial merger, and subject to execution and non-revocation of a release of claims, each executive officer (other than David Bradley) would be entitled to receive:

•

a severance payment in the amount of 1.5 times the sum of (a) the executive officer’s annual base salary for the year in which the executive officer’s termination occurs plus (b) the executive officer’s target annual bonus amount for the year in which the executive officer’s termination occurs;

•

an amount equal to the executive officer’s target annual bonus for the year in which such termination occurs, which amount will be prorated through and including the date of the executive officer’s termination of employment based on the number of days the executive officer was employed during the performance period; provided, however, that if this paragraph applies with respect to an annual bonus that is intended to constitute performance-based compensation within the meaning of, and for purposes of, section 162(m) of the Code, then this paragraph shall apply with respect to such annual bonus only to the extent the applicable performance criteria have been satisfied as certified by a committee as required under section 162(m) of the Code;

•

coverage under Nexeo’s medical and dental plans, as required by and pursuant to COBRA, subsidized such that the executive officer will pay the same rate of employee contributions as are paid by similarly-situated active employees, with such subsidized coverage to be provided by Nexeo through the earlier of eighteen (18) months following the executive officer’s termination date or the “subsidy period” (defined as the period ending at such time that (i) the executive officer does not timely pay a required COBRA premium, (ii) the executive officer is eligible for health coverage at a new employer, (iii) the executive officer terminates COBRA coverage or (iv) any other event occurs that, pursuant to COBRA, permits the earlier termination of COBRA coverage); and

•	continued pay through a 30-day termination “notice period” if the executive officer’s employment is terminated prior to the end of such notice period.

None of the executive officers is entitled to any excise tax gross-up payments; instead, the severance plan provides that, if any payments and benefits thereunder, together with any other payments or benefits paid to an executive officer by Nexeo or any of its affiliates would constitute a “parachute payment” under Section 280G of the Internal Revenue Code, such payments and benefits provided for in the severance plan will be either (i) reduced (but not below zero) so that the present value of such total amounts and benefits received by the executive officer from Nexeo and its affiliates will be one dollar ($1.00) less than three (3) times the executive officer’s “base amount” (as defined in section 280G of the Internal Revenue Code) and so that no portion of such amounts and benefits received by the executive officer will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or (ii) paid in full, whichever produces the better net after-tax position to the executive officer.

In addition, the severance plan participation agreements each include (i) a perpetual confidentiality provision and (ii) non-competition and non-solicitation provisions for 18 months following termination of employment.

Employment Agreement

David Bradley is party to an employment agreement (the “employment agreement”) that provides for certain severance payments and benefits in the event that Mr. Bradley’s employment is terminated by Nexeo without “cause” or by Mr. Bradley for “good reason” (each as defined in the employment agreement) within two years following a change of control of Nexeo, and subject to execution and non-revocation of a release of claims and continued compliance with the restrictive covenants described below, he will be entitled to the following:

•

a severance payment in the amount of two times the sum of (i) his annual base salary for the year in which his termination occurs plus (ii) his target annual bonus amount for the year in which his termination occurs, paid in substantially equal installments;

•

an amount equal to his annual bonus for the year in which such termination occurs, which amount will be prorated through and including the date of his termination of employment based on the number of days he was employed during the performance period, based on actual performance for such year, as determined in good faith and certified by the Nexeo board; and

•

coverage under Nexeo’s medical and dental plans, as required by and pursuant to COBRA, which costs will be reimbursed by Nexeo on a monthly basis through the earlier of (i) the conclusion of the 24-month period following his termination date or (ii) the date he becomes eligible for health coverage at a new employer.

Mr. Bradley is not entitled to any excise tax gross-up payments; instead, the employment agreement provides that if any payments and benefits thereunder, together with any other payments or benefits paid to him by Nexeo or any of its affiliates would constitute a “parachute payment” under Section 280G of the Internal Revenue Code, such payments and benefits provided for in the employment agreement will be either (i) reduced (but not below zero) so that the present value of such total amounts and benefits received by him from Nexeo and its affiliates will be one dollar ($1.00) less than three times his “base amount” (as defined in section 280G of the Internal Revenue Code) and so that no portion of such amounts and benefits received by him will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or (ii) paid in full, whichever produces the better net after-tax position to him.

In addition, the employment agreement includes (i) a perpetual confidentiality provision and (ii) non-competition and non-solicitation provisions for two years following termination of employment.

Continuing Employee Benefits

For one year following the effective time of the initial merger, Univar agreed to provide each Nexeo employee who remains employed with Univar, with (i) a base salary or base wage that is no less favorable than that provided to such continuing employee immediately prior to the effective time of the initial merger, (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of Univar and its subsidiaries, (iii) employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Univar and its subsidiaries and (iv) severance benefits that are no less favorable than those provided to such continuing employee immediately prior to the effective time of the initial merger. For additional information, please see the section entitled “The Merger Agreement—Employee Benefits Matters.”

Prorated Annual Bonus for Year of Closing

In connection with the initial merger, Nexeo may pay employees of Nexeo or its subsidiaries who are employed for any portion of its fiscal year commencing October 1, 2018 and who participate in an annual bonus plan, including the executive officers, a prorated annual bonus for the period that has elapsed between September 30, 2018 through the closing date, based on actual performance (as may be equitably adjusted by Nexeo’s compensation committee in consultation with Univar). The prorated bonus will be payable when Nexeo pays annual bonuses to its employees in the ordinary course of business. Each bonus-eligible Nexeo employee who is terminated without “cause” (as defined in the severance plan) prior to the payment of the prorated bonus, will be entitled to the prorated bonus as soon as reasonably practicable following the date of termination; however, Nexeo employees, including the executive officers, who have the right to receive a prorated bonus for the year of termination under a Nexeo benefit plan, including the severance plan and the employment agreement, will not receive a prorated bonus pursuant to the merger agreement. For additional information, see “The Merger Agreement—Employee Benefits Matters.”

For an estimate of the value of the prorated bonus that would be payable to Nexeo’s named executive officers at the effective time, please see “Quantification of Potential Payments to Nexeo’s Named Executive Officers in Connection with the Merger Transactions” below. The estimated amount that would be payable to the Nexeo’s four executive officers who are not named executive officers (based on target performance) if the merger were to be completed on January 7, 2019 is $58,586 for Mr. LaBuschewsky, $40,685 for Mr. Machado, $29,493 for Mr. Everett and $36,318 for Ms. Smith.

Retention Program

Nexeo may establish a cash retention program, with the terms and documentation of and participants in, such retention bonus program to be mutually agreed by the Chief Executive Officer of Univar and the Chief Executive Officer of Nexeo. As of the date of this joint proxy and consent solicitation statement/prospectus, no retention awards had been allocated to any of Nexeo’s directors or executive officers.

Director and Executive Officer Indemnification

Nexeo is party to indemnification agreements with each of its directors and executive officers that require Nexeo, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. The merger agreement provides that, from and after the effective time of the merger, Univar will indemnify certain persons, including Nexeo’s current executive officers and directors, and, for a period of not less than six years following the initial effective time of the merger, Univar will maintain an insurance and indemnification policy for the benefit of certain persons, including Nexeo’s directors and executive officers.

Interests in the TRA and under the Legacy Merger Agreement

Certain members of the Nexeo board and certain of its named executive officers have an interest in the TRA. The TRA Holders consist of several entities affiliated with TPG Global, LLC and Nexeo Holdco, LLC, an entity primarily owned by certain of Nexeo’s directors and executive officers, and those holders will receive, in the aggregate, $60 million in cash payments in accordance with the terms and conditions of the TRA Termination Agreement upon the consummation of the merger transactions and the termination of the TRA. This amount is less than the $75.0 million liability Nexeo had recorded as of June 30, 2018. For additional information regarding the TRA Termination Agreement, please see the section entitled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement— Termination of the Nexeo Tax Receivable Agreement.” Upon payment of the amounts under the TRA Termination Agreement and distribution of such amounts by Nexeo Holdco, LLC, it is expected that certain of Nexeo’s directors and executive officers will receive the amounts listed in the table below.

Name of Executive Officer or Director	Value of the TRA Termination Agreement Payment ($)
Dan F. Smith	216,842
Kenneth A. Burke	16,548
David A. Bradley	902,577
Ross J. Crane	229,009
Michael B. Farnell, Jr.	158,077
Shawn D. Williams	130,047
Ronald J. LaBuschewsky	52,522
Alberto J. Machado	73,252
Michael L. Everett	27,020
Kristina A. Smith	33,224

In addition, Christopher Yip and Nathan Wright are each employees of an affiliate of TPG Global, LLC. Certain investment funds affiliated with TPG Global, LLC are expected to be beneficiaries of $56.7 million of the payment to be made under the TRA Termination Agreement.

In addition to their rights under the TRA, pursuant to the SPAC transaction agreement, the TRA Holders, in their capacity as former equity holders of Nexeo Solutions Holdings, LLC, are entitled to a deferred cash payment in consideration for the SPAC transaction under certain circumstances, referred to as the deferred acquisition payment from Nexeo’s SPAC transaction. The consummation of the merger transactions will accelerate the obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction. Pursuant to the terms the SPAC transaction agreement and the merger agreement, the deferred acquisition payment from Nexeo’s SPAC transaction is calculated as an amount in cash equal to 5,178,642 multiplied by an amount equal to the cash consideration plus the implied value of the stock consideration base on the trading price based on the closing price of Univar common stock on the day prior to the completion of the merger transactions. Assuming a per share implied merger consideration of $11.65, based on closing price of Univar common stock on September 14, 2018, the deferred acquisition payment from Nexeo’s SPAC transaction to the TRA Holders will be $60,331,179.30. Upon payment of the deferred cash acquisition payment from Nexeo’s SPAC transaction, it is expected that certain of Nexeo’s directors and executive officers will receive the amounts listed in the table below.

Name of Executive Officer or Director	Value of the Deferred Acquisition Payment from Nexeo’s SPAC Transaction ($)(1)(3) (Assuming $27.50 Univar stock price)	Value of the Deferred Acquisition Payment from Nexeo’s SPAC Transaction ($)(2)(3) (Assuming $19.15 Univar stock price)
Dan F. Smith	218,308	163,403
Kenneth A. Burke	16,660	12,470
David A. Bradley	908,678	680,143
Ross J. Crane	230,557	172,571
Michael B. Farnell, Jr.	159,146	119,120
Shawn D. Williams	130,926	97,998
Ronald J. LaBuschewsky	52,877	39,578
Alberto J. Machado	73,747	55,199
Michael L. Everett	27,203	20,361
Kristina A. Smith	33,449	25,036

(1)

Based on the $27.40 closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65.

(2)

Based on the $19.15 closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72.

(3)

For the avoidance of doubt, the directors and executive officers set forth in the table below will only receive one payment, and the columns show the estimated payment based on different stock price values.

In addition, Christopher Yip and Nathan Wright are each employees of an affiliate of TPG Global, LLC. Certain investment funds affiliated with TPG Global, LLC are expected to beneficiaries of the deferred acquisition payment from Nexeo’s SPAC transaction. Based on the implied merger consideration of $11.65, such payment would be approximately $57 million and based on the implied merger consideration of $8.72, such payment would be approximately $42.7 million.

Interests in Founder Shares

Nexeo Holdco, LLC owns 268,433 shares of Nexeo common stock that are referred to as founder shares. The founder shares are generally not transferable and are subject to forfeiture on June 9, 2026, unless, in each case, prior to such date: (i) with respect to 50% of such founder shares, the last sale price of Nexeo’s common stock as quoted on NASDAQ equals or exceeds $12.50 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period; and

(ii) with respect to the remaining 50% of such founder shares, the last sale price of Nexeo’s common stock equals or exceeds $15.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period; or (iii) Nexeo completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its stockholders having the right to exchange their shares of common stock for consideration in cash, securities, such as the merger, in which case the founder shares will be treated in the same manner as all other shares of Nexeo common stock in connection with the merger. Through their ownership of equity interests in Nexeo Holdco, LLC, certain of the directors and executive officers of Nexeo will benefit from the treatment of founder shares in the merger. In addition, investment funds affiliated with TPG beneficially own 1,838,018 founder shares, and investment funds affiliated with FPA beneficially own 4,197,862 founder shares. It is expected that certain of Nexeo’s directors and officers will receive the amounts set forth below with respect to the founder shares.

Name of Executive Officer or Director	Value of Founder Shares Payment (Assuming $27.50 Univar Stock Price) ($)(1)(3)	Value of Founder Shares Payment (Assuming $19.15 Univar Stock Price) ($)(2)(3)
Dan F. Smith	205,602	153,893
Kenneth A. Burke	15,690	11,744
David A. Bradley	855,794	640,560
Ross J. Crane	217,139	162,528
Michael B. Farnell, Jr.	149,884	112,188
Shawn D. Williams	123,306	92,294
Ronald J. LaBuschewsky	49,799	37,275
Alberto J. Machado	69,455	51,987
Michael L. Everett	25,620	19,176
Kristina A. Smith	31,502	23,580

(1)

Based on the $27.40 closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65.

(2)

Based on the $19.15 closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72.

(3)

For the avoidance of doubt, the directors and executive officers set forth in the table below will only receive one payment, and the columns show the estimated payment based on different stock price values.

Interests in Nexeo Holdco, LLC

Certain of Nexeo’s executive officers invested a portion of his or her personal net worth in Series A units of Nexeo Holdco, LLC which holds 1,791,182 shares of Nexeo common stock (including 268,433 founder shares), rights to approximately 5.5% of the deferred acquisition payment from Nexeo’s SPAC transaction and rights to approximately 5.5% of the payments under the TRA. Nexeo considers the Series A units of Nexeo Holdco, LLC purchased by Nexeo’s executive officers to be investments, rather than compensation, because the executive officers purchased the units or shares at market prices using their own personal cash resources. Consequently, the values attributable to these investments and any distributions made with respect to those units are not included below in “Quantification of Potential Payments to Nexeo’s Named Executive Officers in Connection with the Merger Transactions.”

Quantification of Potential Payments to Nexeo’s Named Executive Officers in Connection with the Merger Transactions

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each Nexeo “named executive officer” that is based on or otherwise relates to the merger transactions. Under applicable SEC rules, Nexeo’s named executive officers for this purpose are required to consist of Nexeo’s named executive officers for whom disclosure was required in Nexeo’s most recent proxy statement filed with the SEC, who are:

•	David A. Bradley, President, Chief Executive Officer and Director;

•	Ross J. Crane, Executive Vice President and Chief Commercial Officer;

•	Michael B. Farnell, Jr., Executive Vice President, Chief Administrative Officer and Secretary;

•	Brian K. Herington, Executive Vice President, Chemicals; and

•	Shawn D. Williams, Executive Vice President, Plastics.

For a description of Nexeo’s named executive officers’ compensation arrangements in connection with the merger transactions quantified below, see above in “Interests of Certain Nexeo Directors and Executive Officers in the Merger Transactions.” The amounts set forth in the table below, which represent an estimate of each named executive officer’s “golden parachute” compensation, as of January 7, 2019, which is the latest practicable date prior to the filing of this joint proxy and consent solicitation statement/prospectus, assume the following:

•	completion of the merger transactions constitutes a change of control for purpose of each applicable compensation plan or agreement;

•	the change of control was completed on January 7, 2019, the latest practicable date prior to the filing of this joint proxy and consent solicitation statement/prospectus;

•	each named executive officer’s employment was terminated by Nexeo without “cause” or by the named executive officer for “good reason” immediately following the change of control; and

•

the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of Nexeo common stock of $11.97, which is the average closing price per share of Nexeo common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger transactions on September 17, 2018.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this joint proxy and consent solicitation statement/prospectus. As a result, the golden parachute compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Named Executive Officers
David A. Bradley	4,355,137	12,161,669	30,088	16,546,894
Ross J. Crane	1,455,308	3,812,797	15,830	5,283,935
Michael B. Farnell, Jr.	1,298,145	3,573,397	22,434	4,893,976
Brian K. Herington	1,257,407	2,146,129	23,468	3,427,004
Shawn D. Williams	1,230,072	3,103,729	22,435	4,356,236

(1)

The amounts in this column represent the cash severance payments payable under the employment agreement for Mr. Bradley and the severance plan for Messrs. Crane, Farnell, Herington and Williams. Each named executive officer is entitled to a payment equal to a multiple of each executive’s base salary for the year of termination plus his target annual bonus for the year of termination: 2 times for Mr. Bradley and 1.5 times for Messrs. Crane, Farnell, Herington and Williams. In addition, each executive is entitled to a prorated annual bonus based on the attainment of the target performance goals set for each executive for the year in which the employment termination occurs. Base salaries as of the assumed effective time of the merger (January 7, 2019) are as follows: Mr. Bradley ($900,000), Mr. Crane ($500,000), Mr. Farnell ($460,000), Mr. Herington ($460,000) and Mr. Williams ($450,000). The most recent target annual bonus as of the assumed effective time of the merger are as follows: Mr. Bradley ($1,125,000), Mr. Crane ($375,000), Mr. Farnell ($322,000), Mr. Herington ($299,000) and Mr. Williams ($292,500). Each of the named executive officers, other than Mr. Bradley, is also entitled to up to an additional 30 days of base salary if they are terminated prior to the end of the 30-day notice period. These severance amounts are “double trigger” payments, payable if, within 24 months of a change of control, the executive is terminated without “cause” or resigns for “good reason.” The amounts reflect the full amount of cash severance payable to these executive officers assuming their employment is involuntarily terminated without cause immediately following the change of control.
(2)

The amounts in this column reflect the value (spread value in the case of options) in respect of unvested restricted stock, unvested performance share units and unvested options that will vest in accordance with the terms of the merger agreement at the effective time of the merger and without regard to applicable tax withholding. For performance share units with a performance period that is not yet complete, the amounts reflect vesting at maximum performance levels. The value of the vesting at the time of the merger for each named executive officer are as follows: Mr. Bradley: $717,697 for 59,958 shares of restricted stock, $10,626,775 for 887,784 performance share units and $817,197 for 179,604 options; Mr. Crane: $182,914 for 15,281 shares of restricted stock, $3,421,289 for 285,822 performance share units and $208,594 for 45,845 options; Mr. Farnell: $182,914 for 15,281 shares of restricted stock, $3,181,889 for 265,822 performance share units and $208,594 for 45,845 options; Mr. Herington: $161,403 for 13,484 shares of restricted stock, $1,800,671 for 150,432 performance share units and $184,055 for 40,452 options; Mr. Williams: $161,403 for 13,484 shares of restricted stock, $2,758,271 for 230,432 performance share units and $184,055 for 40,452 options. These equity benefits are “single trigger” payments payable at or shortly following the closing of the merger.

(3)

The amounts in this column include the value of the continuation of health and welfare benefits for a 24-month period for Mr. Bradley and an 18-month period for Messrs. Crane, Farnell, Herington and Williams. These severance amounts are “double trigger” payments, payable if within 24 months of a change of control, the executive is terminated without “cause” or resigns for “good reason.”

Treatment of Nexeo’s Warrants

The holders of Nexeo’s warrants will, following the effective time of the initial merger, have the right to receive the merger consideration upon the exercise of such number of warrants representing the right to purchase one share of Nexeo common stock prior to the effective time of the initial merger, upon the terms and conditions specified in Nexeo’s warrants and the Nexeo warrant agreement. Following the effective time of the initial merger, Univar may elect to cause the warrants to be exercisable only on a “cashless” basis as described in Nexeo’s warrants and the Nexeo warrant agreement.

Under the warrant agreement, if less than 70% of the merger consideration receivable by the holders of the Nexeo common stock in the initial merger is payable in the form of Univar common stock, and if the holder properly exercises a Nexeo warrant within 30 days following the public disclosure of the consummation of initial merger pursuant to a Current Report (Form 8-K) filed with the SEC, the exercise price of such warrant may be reduced by an amount calculated in accordance with the merger agreement. As a result of the potential reduction in the amount of the cash consideration based on the closing price of Univar common stock on the day prior to the completion of the merger transactions, on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18, the exercise price of the Nexeo warrants is not expected to be so reduced unless the closing price of Univar common stock is less than $22.18.

Based on the $27.40 closing price of Univar common stock on September 14, 2018, the last full trading day before the public announcement of the merger transactions, the per share value of Nexeo common stock implied by the merger consideration is $11.65, representing cash consideration of $3.29 and stock consideration with an implied value of $8.36, or an aggregate consideration mix of approximately 28.2% cash and 71.8% stock. Based on the $19.15 closing price of Univar common stock on January 7, 2019, the most recent practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the per share value of Nexeo common stock implied by the merger consideration is $8.72, representing cash consideration of $2.88 and stock consideration with an implied value of $5.84, or an aggregate merger consideration mix of approximately 33.1% cash consideration and 66.9% stock consideration.

Treatment of Nexeo’s Founder Shares

Certain shares of Nexeo common stock, referred to as founder shares, issued at the time of initial public offering of WL Ross Holding Corp. (which was renamed Nexeo Solutions, Inc.), the special purpose acquisition company that acquired Nexeo’s predecessor, Nexeo Solutions Holdings, LLC, are generally not transferable and are subject to forfeiture on June 9, 2026 under certain circumstances. Pursuant to the terms of the founder shares and the merger agreement, the founder shares will be treated in the same manner as all other shares of Nexeo common stock in the merger transactions. As a result, following the effective time of the initial merger, each founder share will cease to exist and will be converted into the right to receive the merger consideration pursuant to the terms and conditions of the merger agreement.

Treatment of Nexeo Equity Awards

At the effective time of the initial merger:

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is less than the Per Share Cash Equivalent Consideration, be cancelled and converted into the right to receive, in respect of each Net Share covered by such option, the merger consideration, net of any taxes.

•

Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is equal to or greater than the Per Share Cash Equivalent Consideration, be cancelled for no consideration.

•

Each share of restricted Nexeo common stock that is outstanding as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted stock award immediately prior to the initial merger.

•

Each performance share unit relating to shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such performance share unit award immediately prior to the initial merger (for awards granted in 2017, with performance determined based on actual performance through the latest practicable date prior to the closing date and for awards granted in 2016, with performance determined based on actual performance through the latest practicable date prior to the closing date, or if greater, at an assumed level of performance equal to the “threshold” level of required performance).

•

Each award of restricted share units settleable in shares of Nexeo common stock that is outstanding or payable as of immediately prior to the effective time of the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted share unit award immediately prior to the initial merger.

•

Each award of Nexeo cash-settled restricted share units that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive an amount in cash equal to the per share cash equivalent consideration, net of any taxes withheld, with respect to each share subject to such restricted share unit award immediately prior to the initial merger.

•

Any taxes withheld will first reduce the cash portion of the merger consideration payable and then, only if the cash portion is insufficient to satisfy such withholding obligations, the share portion of the merger consideration.

Deferred Acquisition Payment from Nexeo’s SPAC Transaction

On June 9, 2016, Nexeo consummated the acquisition of Nexeo’s predecessor, Nexeo Solutions Holdings, LLC, by a special purpose acquisition company, WL Ross Holding Corp. (which was renamed Nexeo Solutions, Inc.), referred to as the SPAC transaction, pursuant to an Agreement and Plan of Merger, as amended, by and among Nexeo Solutions Holdings, LLC, WL Ross Holding Corp., and the other parties thereto dated as of March 21, 2016, referred to as the SPAC transaction agreement. The SPAC transaction agreement provides that certain former equity holders of Nexeo Solutions Holdings, LLC would be entitled to a deferred cash payment in consideration for the SPAC transaction following its consummation under certain circumstances, referred to as the deferred acquisition payment from Nexeo’s SPAC transaction. The consummation of the merger transactions will accelerate the obligation to pay the deferred acquisition payment from Nexeo’s SPAC transaction.

Pursuant to the terms the SPAC transaction agreement and the merger agreement, the deferred acquisition payment from Nexeo’s SPAC transaction is calculated as an amount in cash equal to 5,178,642 multiplied by an amount equal to the cash consideration plus the implied value of the stock consideration base on the trading price based on the closing price of Univar common stock on the day prior to the completion of the merger transactions. Univar will pay the deferred acquisition payment from Nexeo’s SPAC transaction upon the consummation of the merger transactions. The parties have treated the deferred acquisition payment from Nexeo’s SPAC transaction as a debt-like obligation, and have not deemed the deferred acquisition payment from Nexeo’s SPAC transaction to be merger consideration.

Material U.S. Federal Income Tax Consequences of the Merger Transactions

The following is a general discussion of the material U.S. federal income tax consequences of the merger transactions to U.S. holders (as defined below) that exchange their shares of Nexeo common stock for a combination of Univar common stock and cash pursuant to the initial merger. This discussion is based on the provisions of the Code, applicable U.S. Treasury regulations, judicial opinions and administrative rulings, and published positions of the IRS, each as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion applies only to U.S. holders that hold their shares of Nexeo common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general informational purposes only, does not constitute tax advice, and does not address all of the U.S. federal income tax consequences and considerations that may be relevant to a particular holder in light of such holder’s particular facts and circumstances and does not apply to holders that are subject to special rules under the U.S. federal income tax laws (such as, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, tax-exempt organizations, holders that exercise appraisal rights, dealers in securities or currencies, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (or investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, traders in securities that elect to use a mark to market method of accounting, holders other than U.S. holders, holders that hold their shares of Nexeo common stock as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated or risk reduction transaction, holders that own (directly, indirectly or constructively) 5% or more of the Nexeo common stock and holders that acquired their shares of Nexeo common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations relating to any requirement for certain holders to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” any withholding considerations arising under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. No rulings will be sought from the IRS with respect to the merger transactions, and there can be no assurance that the IRS will not assert (or that a court will not sustain) a position that is contrary to the tax consequences described below.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Nexeo common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger transactions to them.

This discussion is not tax advice. All Nexeo stockholders are urged to consult their tax advisors as to the specific tax consequences of the merger transactions to them in light of their particular facts and circumstances, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws. Nexeo stockholders that are not U.S. holders should consult their own tax advisors regarding the possibility that, in the event that the applicable withholding agent is unable to determine whether any cash consideration paid in the initial merger should be treated as a dividend for applicable U.S. federal income tax purposes, such withholding agent may withhold U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holders in the initial merger, and such non-U.S. holders should also consult their tax advisors as to the possible desirability and timing of selling any shares of Nexeo common stock or Univar common stock that they own.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Nexeo common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States, if one or more U.S. persons have the authority to control all of its substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of the Merger Transactions Generally

Although it is intended that the merger transactions, taken together, qualify for the intended tax treatment as a “reorganization” within the meaning of Section 368(a) of the Code, there can be no assurance that the merger transactions will so qualify. Whether or not the merger transactions will qualify for the intended tax treatment will depend on facts that will not be known until the merger transactions are completed. In particular, the intended tax treatment requires that the value of Univar common stock issued to Nexeo stockholders in the initial merger, determined as of the completion of the initial merger, represents at least a minimum percentage of the total consideration paid to Nexeo stockholders in the merger transactions. While there is no specific guidance as to precisely what minimum percentage is necessary to satisfy this requirement, it would be satisfied if the shares of Univar common stock (valued as of the completion of the initial merger) represent at least 40% of the total merger consideration. Because this test is based on the value of the shares of Univar common stock as of the completion of the initial merger, a decline in the value of the shares of Univar common stock could cause this requirement not to be met. Accordingly, no assurance can be given that the merger transactions will qualify for the intended tax treatment. In addition, the completion of the merger transactions is not conditioned on the merger transactions qualifying for the intended tax treatment, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. Neither Univar nor Nexeo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger transactions. Accordingly, even if Univar and Nexeo conclude that the merger transactions qualify for the intended tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

U.S. Federal Income Tax Consequences if the Merger Transactions Qualify for the Intended Tax Treatment

If the merger transactions qualify for the intended tax treatment, then the U.S. federal income tax consequences of the merger transactions to U.S. holders will generally be as follows:

•

a U.S. holder that receives a combination of Univar common stock and cash in exchange for shares of Nexeo common stock pursuant to the initial merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received (other than any cash received in lieu of a fractional share of Univar common stock) and (2) the excess of (i) the sum of the cash received (other than any cash received in lieu of a fractional share of Univar common stock) and the fair market value of the Univar common stock received (including any fractional share of Univar common stock deemed received and exchanged for cash, as discussed below) over (ii) such U.S. holder’s tax basis in the shares of Nexeo common stock surrendered in exchange therefor;

•

the aggregate tax basis of the shares of Univar common stock received pursuant to the initial merger (including any fractional shares of Univar common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of Nexeo common stock surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of Univar common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to any fractional share of Univar common stock deemed received and exchanged for cash, as discussed below); and

•

the holding period of the Univar common stock received pursuant to the initial merger (including any fractional share of Univar common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the shares of Nexeo common stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of shares of Nexeo common stock at different times or at different prices, any gain or loss must be determined separately with respect to each block of shares of Nexeo common stock that is surrendered in the exchange, and such U.S. holder may not offset a loss realized on one block of the shares against gain recognized on another block of the shares. In addition, such U.S. holder’s tax basis and holding period in its shares of Univar common stock received in the initial merger may be determined with reference to each block of shares of Nexeo common stock surrendered in the exchange. Any such U.S. holder should consult its tax advisors regarding the manner in which cash and shares of Univar common stock received pursuant to the initial merger should be allocated among different blocks of shares of Nexeo common stock exchanged therefor and with respect to identifying the tax bases and holding periods of the particular shares of Univar common stock received.

Subject to the discussion below regarding potential dividend treatment, any gain recognized by a U.S. holder in connection with the merger transactions generally will constitute capital gain, and will constitute long-term capital gain if such U.S. holder’s holding period for shares of Nexeo common stock that are surrendered in the exchange is more than one year as of the effective time of the initial merger. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are generally subject to tax at preferential U.S. federal income tax rates. In some circumstances, including if a U.S. holder actually or constructively owns shares of Univar common stock other than the shares of Univar common stock received pursuant to the initial merger, any gain recognized by such holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

A U.S. holder that receives cash in lieu of a fractional share of Univar common stock generally will be treated as having received such fractional share pursuant to the initial merger and then as having received cash in exchange for such fractional share. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share. Such gain or loss generally will be long-term capital gain or loss if, at the effective time of the exchange, the holding period for such share is greater than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences if the Merger Transactions Do Not Qualify for the Intended Tax Treatment

If the merger transactions do not qualify for the intended tax treatment, the exchange of Nexeo common stock for a combination of Univar common stock and cash pursuant to the initial merger will be a taxable transaction for U.S. federal income tax purposes. In such case, a U.S. holder would generally recognize gain or loss upon the exchange in an amount equal to the difference, if any, between (1) the sum of the fair market value of the Univar common stock and the amount of cash received (including any cash received in lieu of a fractional share of Univar common stock) and (2) such U.S. holder’s tax basis in the Nexeo common stock surrendered in the exchange.

If a U.S. holder acquired different blocks of shares of Nexeo common stock at different times or at different prices, any gain or loss must be determined separately with respect to each block of shares of Nexeo common stock that is surrendered in the exchange. Any gain or loss recognized by a U.S. holder in connection with the initial merger generally will constitute capital gain or loss, and generally will constitute long-term capital gain or loss if the U.S. holder’s holding period in the Nexeo common stock surrendered exceeds one year at the effective time of the initial merger. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are generally subject to tax at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

A U.S. holder generally will have an aggregate tax basis in the shares of Univar common stock received in the initial merger equal to the fair market value of such shares as of the date such shares are received, and a U.S. holder’s holding period in the Univar common shares received in the initial merger will begin on the day following the initial merger.

Notwithstanding the above, in certain circumstances, the receipt of the cash consideration by U.S. holders of Nexeo common stock that also actually or constructively own Univar common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Nexeo common shares before the initial merger own (including by attribution), immediately after the initial merger, 50% or more of the Univar common stock. If Section 304 of the Code applies to the cash consideration received in the initial merger, a U.S. holder will be treated as receiving the cash consideration in deemed redemption of shares of Univar common stock deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, then a U.S. holder generally would recognize dividend income up to the amount of the cash received. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Information Reporting and Backup Withholding

Regardless of whether the merger transactions qualify for the intended tax treatment, any cash payments to a U.S. holder in connection with the merger transactions may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%), unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number (generally on a properly completed IRS Form W-9), and otherwise complies with all applicable requirements of the backup withholding rules. Certain U.S. holders (such as corporations) are exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

The tax consequences of the merger transactions to a holder will depend on such holder’s specific situation. Holders of Nexeo common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the merger transactions to them in light of their particular circumstances, as well as the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.

Accounting Treatment of the Initial Merger

The initial merger will be accounted for using the acquisition method of accounting with Univar considered the acquirer of Nexeo. Univar will record assets acquired, including identifiable intangible assets, and liabilities assumed from Nexeo at their respective fair values at the effective date of the initial merger. Any excess of the purchase price (as described under Notes 3 and 5 under “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to the Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 152 of this joint proxy and consent solicitation statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Univar following the merger transactions will include the results of operations of Nexeo after completion of the initial merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of Nexeo. The earnings of Univar after completion of the initial merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value of Nexeo’s assets and liabilities on Univar’s depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present.

Regulatory Approvals Required to Complete the Merger Transactions

Univar and Nexeo are required to submit notifications to various competition authorities prior to completing the merger transactions. Under the HSR Act, Univar and Nexeo must file notifications with the FTC and the Antitrust Division of the DOJ and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the merger transactions. In addition, Univar and Nexeo are required to submit certain other notifications, including with the competition authorities in Europe, Canada, Mexico and Russia. On October 16, 2018, Univar and Nexeo filed their respective Notification and Report Forms with the FTC and the Antitrust Division of the DOJ, and the applicable HSR waiting period expired on November 15, 2018. On October 26, 2018, the parties filed the required notification forms with the Canadian Competition Bureau and the applicable waiting period expired on November 28, 2018. On November 15, 2018, the parties submitted the required competition filing with the Russian Federal Antimonopoly Service, on December 4, 2018, the parties submitted the required competition filing with the Mexican Federal Commission on Economic Competition, and on December 19, 2018, the parties submitted a Form CO with the European Commission.

Although Univar and Nexeo expect to obtain all required regulatory clearances to complete the merger transactions, Univar and Nexeo cannot provide any assurances that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger transactions before or after it is completed. Any such challenge to the merger transactions could result in an administrative or court order enjoining the merger transactions or in restrictions or conditions that would have a material adverse effect on Univar after completion of the merger transactions. Such restrictions and conditions could include requiring the divestiture or spin-off of certain businesses, assets or products; the licensing of intellectual property rights, and the imposition of limitations on the ability of Univar, as a condition to completion of the merger transactions, to operate its business as it sees fit. Neither Univar nor Nexeo can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger transactions.

Financing of the Merger Transactions

Consummation of the merger is not conditioned upon Univar’s ability to obtain financing. Univar expects to use cash on hand and debt financing to fund the cash consideration and the other transactions contemplated by the merger agreement and to refinance Nexeo’s existing indebtedness.

Univar has entered into a commitment letter, dated September 17, 2018, with Goldman Sachs Bank USA, and the other commitment parties that have joined thereto, pursuant to which the commitment parties have committed to arrange and provide, subject to the terms and conditions set forth in the commitment letter, a senior secured incremental term loan facility in an aggregate principal amount of $1.325 billion.

Prior to or simultaneously with the consummation of the merger, Univar expects to execute definitive documentation with respect to the incremental term loan facility on the terms set forth in the commitment letter.

Exchange of Shares in the Initial Merger

The conversion of Nexeo common stock into the right to receive the merger consideration will occur automatically at the effective time of the initial merger. Univar has designated Equiniti Trust Company as the exchange agent. Univar will deliver to the exchange agent as needed the cash and shares of Univar common stock comprising the merger consideration payable in respect of Nexeo common stock. As promptly as practicable after the effective time of the initial merger, but in any event within four business days, Univar will cause the exchange agent to mail to each holder of record of Nexeo common stock a letter of transmittal specifying that delivery will be effected and risk of loss and title to any certificates representing shares of Nexeo common stock will pass only upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering Nexeo stock certificates or transferring uncertificated shares of Univar common stock in exchange for the merger consideration.

Nexeo stockholders who submit a duly executed letter of transmittal, together with their stock certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the shares of Nexeo common stock were converted in the initial merger. Nexeo stockholders will not receive any fractional shares of Univar common stock in the initial merger. Instead, each Nexeo stockholder will be entitled to receive a cash payment in lieu of any fractional shares of Univar common stock it otherwise would have received in the initial merger equal to the product obtained by multiplying (1) the fractional share interest to which such holder would otherwise be entitled by (2) the closing sale price of Univar common stock as reported on NYSE on the trading day immediately preceding the closing date of the merger transactions rounded up to the nearest whole cent.

After the effective time of the initial merger, shares of Nexeo common stock will no longer be outstanding, will automatically be canceled and will cease to exist, and certificates that previously represented shares of Nexeo common stock will represent only the right to receive the merger consideration as described above. Until holders of Nexeo common stock have surrendered their shares to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to shares of Univar common stock with a record date after the effective time of the initial merger. However, upon the surrender of their shares of Nexeo common stock, such holders will receive the amount of dividends, without interest, or other distributions with respect to shares of Univar common stock theretofore paid with a record date after the effective time of the initial merger.

If there is a transfer of ownership of Nexeo common stock that is not registered in the records of Nexeo, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or satisfy the exchange agent that any transfer or other similar taxes have been paid or that no payment of those taxes is necessary.

Univar stockholders need not take any action with respect to their shares of Univar common stock.

Dividends and Share Repurchases

Univar does not currently pay a quarterly dividend on Univar common stock. Under the terms of the merger agreement, until the effective time of the initial merger, Univar will not, and will not permit any Univar subsidiary to, declare, set aside or pay any dividend on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Univar to that wholly-owned subsidiary’s direct or indirect parent.

Nexeo does not currently pay a quarterly dividend on Nexeo common stock. Under the terms of the merger agreement, until the effective time of the initial merger, Nexeo will not, and will not permit any Nexeo subsidiary to, declare, set aside or pay any dividend on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Nexeo to that wholly-owned subsidiary’s direct or indirect parent.

Any Nexeo stockholder who holds the Univar common stock into which Nexeo common stock is converted in the initial merger will receive whatever dividends are declared and paid on Univar common stock after the effective time of the initial merger. However, no dividend or other distribution having a record date after the effective time of the initial merger will actually be paid with respect to any Univar common stock into which Nexeo common stock has been converted in the initial merger until the certificates formerly representing shares of Nexeo common stock have been surrendered (or the book-entry shares formerly representing shares of Nexeo common stock have been transferred), at which time any accrued dividends and other distributions on those shares of Univar common stock will be paid without interest. Subject to the limitations set forth in the merger agreement, any future dividends by Univar will be declared and paid at the discretion of the Univar board, and any future dividends by Nexeo will be declared and paid at the discretion of the Nexeo board. There can be no assurance that any future dividends will be declared or paid by Univar or Nexeo or as to the amount or timing of those dividends, if any.

Listing of Shares of Univar Common Stock and Delisting and Deregistration of Nexeo Common Stock

Under the terms of the merger agreement, Univar is required to use reasonable best efforts to cause the shares of Univar common stock to be issued in the Univar share issuance to be approved for listing on NYSE, prior to the closing of the merger transactions. Accordingly, application will be made to have the shares of Univar common stock to be issued in the Univar share issuance approved for listing on NYSE, where shares of Univar common stock are currently traded under the symbol “UNVR.”

If the initial merger is completed, there will no longer be any publicly held shares of Nexeo common stock. Accordingly, Nexeo common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

Appraisal Rights

Pursuant to Section 262 of the DGCL, Nexeo stockholders who do not deliver written consents in favor of adoption of the merger agreement, who continuously hold their shares of Nexeo common stock through the effective time of the initial merger and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of Nexeo common stock, as determined by the Delaware Court of Chancery, if the initial merger is completed. The “fair value” of shares of Nexeo common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the merger consideration that a Nexeo stockholder would otherwise be entitled to receive under the terms of the merger agreement.

Nexeo stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Nexeo by submitting a written demand for appraisal in the form described in this joint proxy and consent solicitation statement/prospectus prior to the vote to adopt the merger agreement, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Nexeo common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this joint proxy and consent solicitation statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Nexeo stockholders that may wish to pursue appraisal rights should consult their legal and financial advisors. See “Appraisal Rights” beginning on page 25 of this joint proxy and consent solicitation statement/prospectus.

Univar stockholders are not entitled to appraisal rights in connection with the merger transactions under Delaware law.

The Univar board recommends that Univar

stockholders vote FOR the Univar share issuance.

The Nexeo board recommends that Nexeo stockholders

deliver written consents FOR the adoption of the merger agreement.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy and consent solicitation statement/prospectus as Annex A and is incorporated by reference herein in its entirety. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy and consent solicitation statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of Univar and Nexeo are governed by the merger agreement and not by this summary or any other information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Univar and Nexeo stockholders are urged to read the merger agreement carefully and in its entirety, as well as this joint proxy and consent solicitation statement/prospectus and the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus, before making any decisions regarding the merger agreement and the transactions contemplated thereby.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Nexeo, on the one hand, and by Univar and the Merger Subs, on the other hand, which were made solely for the benefit of the other parties for purposes of the merger agreement. The representations, warranties and covenants made in the merger agreement by Nexeo, Univar and the Merger Subs were qualified and subject to important limitations agreed to by Nexeo, Univar and the Merger Subs in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts about Nexeo or Univar or any other person at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure letters that Nexeo and Univar each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy and consent solicitation statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy and consent solicitation statement/prospectus and in the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 186 of this joint proxy and consent solicitation statement/prospectus.

Structure of the Merger Transactions

The merger agreement provides for two successive merger transactions, on the terms and subject to the conditions in the merger agreement and in accordance with the DGCL and the DLLCA. At the effective time the initial merger, Merger Sub I will be merged with and into Nexeo, with Nexeo surviving the initial merger as a wholly-owned subsidiary of Univar. Immediately following the effective time of the initial merger, at the effective time of the subsequent merger, Nexeo will be merged with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned subsidiary of Univar.

From and after the effective time of the subsequent merger, all of the rights, privileges, powers, franchises, properties, liabilities, duties and debts previously in the name of and owned by, belonging to, and owed and owing to, Nexeo (as the surviving corporation of the initial merger) will be in the name of and owned by, belong to, and be owed and owning to, Merger Sub II (as the surviving company of the subsequent merger).

From and after the effective time of the initial merger and before the effective time of the subsequent merger, the certificate of incorporation and bylaws of Merger Sub I in effect immediately prior to the effective time of the initial merger will be the certificate of incorporation and bylaws of Nexeo as the surviving corporation of the initial merger. In addition, from and after the effective time of the initial merger and before the effective time of the subsequent merger, the directors and officers of Merger Sub I immediately prior to the effective time of the initial merger will be the directors and officers, respectively, of Nexeo as the surviving corporation of the initial merger.

From and after the effective time of the subsequent merger, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the effective time of the subsequent merger will be the certificate of formation and limited liability company agreement, respectively, of Merger Sub II as the surviving company of the subsequent merger, until thereafter amended as provided therein or by applicable law, and the officers of Merger Sub II immediately prior to the effective time of the subsequent merger will be the initial officers of the ultimate surviving company.

Closing; Effective Time

The merger agreement provides that, unless another date is agreed to in writing by Univar and Nexeo, the closing of the merger transactions will take place no later than the third business day after the satisfaction or waiver of the conditions to closing (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or permitted waiver of such conditions at the closing). The date on which the closing occurs is referred to in this joint proxy and consent solicitation statement/prospectus as the closing date.

On the closing date the parties will file a certificate of merger with respect to the initial merger, referred to as the initial certificate of merger, with the Secretary of State of the State of Delaware. The initial merger will be effective at the time the parties file the initial certificate of merger, or such later date and time as the parties may agree and as is specified in the initial certificate of merger. On the closing date, immediately following the effective time of the initial merger, the parties will file a certificate of merger with respect to the subsequent merger, referred to as the subsequent certificate of merger, with the Secretary of State of the State of Delaware. The subsequent merger will be effective at the time the parties file the subsequent certificate of merger, or such later date and time immediately following the effective time of the initial merger as the parties may agree and as is specified in the subsequent certificate of merger.

Merger Consideration; Effect of the Merger Transactions on Capital Stock

At the effective time of the initial merger, each share of Nexeo common stock issued and outstanding immediately prior to the effective time of the initial merger, except for (a) shares owned by Univar, Nexeo or any wholly-owned subsidiary of Univar or Nexeo and (b) dissenting shares, will be converted into the right to receive, (A) 0.305 of a validly issued, fully paid and non-assessable share of Univar common stock, plus (B) the cash consideration, in each case, without interest and less any applicable withholding taxes. The cash consideration will be $3.29 per share of Nexeo common stock, subject to reduction by up to $0.41 per share based on the closing price of Univar common stock on the day prior to the closing date. The cash consideration will be reduced on a linear basis from $3.29 to $2.88 per share of Nexeo common stock to the extent that the closing price of Univar common stock is between $25.34 and $22.18. If the closing price of Univar common stock is $22.18 per share or lower, the cash consideration will be $2.88 per share of Nexeo common stock. If the closing price of Univar common stock is $25.34 per share or higher, the cash consideration will be $3.29 per share of Nexeo common stock. Each share of common stock of Merger Sub I issued and outstanding immediately prior to the effective time of the initial merger will be converted into one share of common stock of the surviving corporation in the initial merger.

Also at the effective time, each share of Nexeo common stock issued and outstanding immediately prior to the effective time that is owned or held in treasury by Nexeo or owned by Univar, Merger Sub I or Merger Sub II will no longer be outstanding and will be cancelled and cease to exist. No consideration will be delivered in exchange for any such shares. Each share of Nexeo common stock that is held by a direct or indirect wholly-owned subsidiary of Nexeo or Univar (other than the Merger Subs) will be converted into the stock consideration plus an amount of shares of Univar common stock equal to the quotient obtained by dividing (i) the cash consideration by (ii) the closing price of Univar common stock on the last complete trading date prior to the effective time of the initial merger.

Each Nexeo stockholder who would otherwise have been entitled to receive a fractional share of Univar common stock in the initial merger will instead receive a cash payment, without interest, in lieu of such fractional share in an amount determined by multiplying (i) the factional amount of Univar common stock such stockholder would have otherwise been entitled to receive (after taking into account all shares of Nexeo common stock held by such stockholder) by (ii) the closing price of Univar common stock on the last complete trading date prior to the effective time of the initial merger.

Each share of Nexeo common stock issued and outstanding and held by a person who has not voted in favor of the adoption of the merger agreement and has complied with all provisions of Section 262 of the DGCL concerning the right of Nexeo stockholders to seek appraisal of the fair value of their shares of Nexeo common stock, referred to in this joint proxy and consent solicitation statement/prospectus as dissenters’ shares, will not be converted into the right to receive the merger consideration. Instead, if the merger is consummated, dissenters’ shares will represent the right to receive only the payment provided by Section 262 of the DGCL. If any dissenting stockholder fails to properly perfect or withdraws or otherwise loses the right to dissent under Section 262 of the DGCL (or if a court of competent jurisdiction finally determines that such holder is not entitled to relief provided by Section 262 of the DGCL), dissenters’ shares held by such dissenting stockholder will be treated as though such dissenting shares had been converted into the right to receive the merger consideration as of the effective time of the initial merger. For more information regarding appraisal rights, see the section titled “Appraisal Rights.” In addition, a copy of Section 262 of the DGCL is attached as Annex G to this joint proxy and consent solicitation statement/prospectus.

At the effective time of the subsequent merger, the limited liability company interests of Merger Sub II outstanding immediately prior to the effective time of the subsequent merger will be converted into the limited liability company interests of the surviving company in the subsequent merger.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Nexeo, Univar and Merger Subs that are (i) subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure schedules and (ii) qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures in any risk factor section and any disclosures that are cautionary, predictive or forward-looking in nature.

The merger agreement contains representations and warranties by Nexeo relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capital structure;

•	indebtedness;

•	corporate authorization of the merger agreement and the merger transactions and the valid, binding and enforceable nature of the merger agreement;

•	opinions of Nexeo’s financial advisor;

•

absence of any need for notices, filings and approvals by governmental entities in order to complete the merger, other than actions in connection with filing the certificates of merger and compliance with antitrust and securities laws;

•

absence of any conflict with or violation or breach of organizational documents, any conflict with or violation of agreements of Nexeo or laws, orders or licenses to which Nexeo is subject as a result of the execution, delivery and performance of the merger agreement and completion of the merger transactions;

•	filing of SEC documents and financial statements, the absence of material misstatements or omissions in such filings and documents, and compliance of such filings with legal requirements;

•	compliance with the listing rules of Nasdaq;

•	establishment and maintenance of internal controls and procedures;

•	absence of litigation and certain undisclosed liabilities;

•	conduct of Nexeo’s businesses in the ordinary course, consistent with past practice, and the absence of a material adverse effect;

•	employee benefit plan and ERISA matters;

•	employment and labor matters;

•	compliance with applicable laws and regulations and the holding of necessary permits;

•	existence of and compliance with certain material contracts;

•	applicability of antitakeover statutes;

•	environmental matters;

•	tax matters;

•	intellectual property and data privacy matters;

•	owned and leased real property matters;

•	insurance coverage and policies;

•	brokers’ fees payable in connection with the transactions contemplated by the merger agreement; and

•	absence of material agreements between Nexeo and certain of its related parties.

The merger agreement includes a more limited set of representations by Univar, Merger Sub I and Merger Sub II relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capital structure;

•	corporate authorization of the merger agreement and the merger transactions and the valid, binding and enforceable nature of the merger agreement;

•

absence of any need for notices, filings and approvals by governmental entities in order to complete the merger, other than actions in connection with filing the certificates of merger and compliance with antitrust and securities laws;

•

absence of any conflict with or violation or breach of organizational documents, any conflict with or violation of agreements of Univar or laws, orders or licenses to which Univar is subject as a result of the execution, delivery and performance of the merger agreement and completion of the merger transactions;

•	filing of SEC documents and financial statements, the absence of material misstatements or omissions in such filings and documents, and compliance of such filings with legal requirements;

•	compliance with the listing rules of NYSE;

•	establishment and maintenance of internal controls and procedures;

•	absence of litigation and certain undisclosed liabilities;

•	conduct of Univar’s businesses in the ordinary course, consistent with past practice, and the absence of a material adverse effect;

•

the receipt of financing commitments and the availability of the proceeds therefrom, sufficient in the aggregate with other sources of cash and borrowing capacity, for Univar to satisfy its payment obligations under the merger agreement;

•	employee benefit plan and ERISA matters;

•	compliance with applicable laws and regulations and the holding of necessary permits;

•	environmental matters;

•	tax matters; and

•	brokers’ fees payable in connection with the transactions contemplated by the merger agreement.

The representations and warranties contained in the merger agreement will not survive the effective time of the initial merger.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect with respect to the party (or in certain cases with respect to Nexeo, Nexeo’s plastics segment) making the representation or warranty).

For purposes of the merger agreement, a “material adverse effect” means, with respect to Nexeo, Nexeo’s plastics segment or with respect to Univar means a fact, circumstance, change, event or effect that has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of Nexeo, Nexeo’s plastics segment or Univar, as applicable, in each case taken as a whole, but excluding any effect resulting from or arising in connection with:

a.	changes in the financial, securities or capital markets;

b.

general economic or political conditions in the U.S. or any other jurisdiction in which Nexeo, Nexeo’s plastics segment or Univar operate, as applicable (including any changes in FX rates, interest rates, tariff policy, monetary policy or inflation);

c.	changes in the industries in which Nexeo, Nexeo’s plastic segment or Univar operate, as applicable;

d.	any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes);

e.

any failure by Nexeo, Nexeo’s plastics segment or Univar, as applicable, to meet any internal or published budgets, projections or forecasts (but not excluding any change, effect, circumstance or development underlying such failure (if not otherwise falling within any of the other exclusions));

f.

a decline in the price or a change in the trading volume of the shares of common stock of Nexeo or Univar, as applicable (but not excluding any change, effect, circumstance or development underlying such decline or change (if not otherwise falling within any of the other exclusions));

g.	changes in law or GAAP;

h.	the taking of any action expressly required by the merger agreement; or

i.

the announcement of the merger agreement and the merger transactions (but not excluding the consummation of the merger transaction), including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees;

However, any effect described in items (a), (b), (c), (d) and (g) above will be taken into account if such effect has a disproportionate adverse effect on Nexeo, Nexeo’s plastics segment or Univar, as applicable, relative to the other participants in the industry in which Nexeo, Nexeo’s plastics segment or Univar operate, as applicable.

A “material adverse effect” with respect to Nexeo and Univar, as applicable, also includes a fact, circumstance, change, event or effect that is reasonably likely to prevent or materially impair the ability of the applicable party to perform its obligations under the merger agreement or consummate the merger transactions.

Conduct of Business of Nexeo and Univar Prior to Completion of the Merger Transactions

Each of Univar and Nexeo has agreed that, between the date of the merger agreement and the effective time of the initial merger, except as required by law, expressly required by the merger agreement, as expressly disclosed in the applicable party’s confidential disclosure letter or as the other party approves in writing (which approval may not be unreasonably withheld, conditioned or delayed), it will use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice, preserve its business organization intact, maintain its existing relations and goodwill with governmental entities, customers, suppliers, strategic partners, distributors, licensors, creditors and lessors, employees and business associates and others having material business dealings with it and keep available the services of its present employees and agents.

Nexeo also has agreed that, between the date of the merger agreement and the effective time of the initial merger, except as required by law, expressly required by the merger agreement, as expressly disclosed in Nexeo’s confidential disclosure letter or as Univar approves in writing (which approval may not be unreasonably withheld, conditioned or delayed in certain cases), it will not, and will not permit its subsidiaries to:

•

amend the organizational documents of Nexeo or its subsidiaries (other than amendments to the organizational documents of its subsidiaries that would not materially impair or adversely alter the economic benefits of the transactions contemplated by the merger agreement);

•	split, combine or reclassify any of its capital stock;

•

pay or declare any dividend or distribution (other than dividends or distributions paid by a direct or indirect wholly-owned subsidiary of Nexeo to another direct or indirect wholly-owned subsidiary or to Nexeo);

•

repurchase or redeem any shares of capital stock (other than pursuant to the cashless exercise of Nexeo options or withholding taxes in connection with Nexeo equity awards or warrants, or repurchases or redemptions of securities of a wholly-owned subsidiary of Nexeo by Nexeo or another wholly-owned subsidiary);

•	merge or consolidate with any third party, or restructure, reorganize or completely or partially liquidate;

•

except as required by applicable law or the terms of a Nexeo benefit plan or collective bargaining agreement in effect on the date of the merger agreement, (i) increase the compensation or benefits payable to any employee or member of the Nexeo board (other than the 2019 annual base salary increase for employees (excluding Nexeo’s Chief Executive Officer and his direct reports) in the ordinary course of business consistent with past practice on or after January 1, 2019 in an amount not to exceed 3% of the aggregate cost of such annual base salaries of such employees in effect as of the date of the merger agreement), (ii) grant any new equity-based awards, or amend or modify the terms of any outstanding awards, (iii) establish, amend or terminate any Nexeo benefit plan or collective bargaining agreement, other than such changes to a Nexeo benefit plan that would not materially increase the costs to Nexeo or any of its subsidiaries, (iv) pay or commit to any bonuses, retention or incentive compensation to any directors or employees (other than payment of the annual bonus in respect of the fiscal year ending September 30, 2018 in the ordinary course of business consistent with past practice), (v) provide any funding for any rabbi trust or similar arrangement or (vi) hire any new employees at (or promote any existing employees to) the level of director or above or terminate the employment of any employee at the level of director or above, other than for cause;

•

incur or issue any indebtedness, except for draws on its credit facilities in an aggregate principal amount at any time outstanding not in excess of $150 million in the ordinary course of business consistent with past practices (and other than indebtedness among Nexeo and its wholly-owned subsidiaries or among Nexeo’s wholly-owned subsidiaries);

•	make capital expenditures in excess of 120% of an agreed budget for 2018 and 2019;

•

sell, transfer or incur a lien on intellectual property, assets or properties (other than licenses of intellectual property or sales of assets in the ordinary course of business consistent with past practice, or transfers or sales with a fair market value of less than $1 million individually and $5 million in the aggregate and taken in good faith consultation with Univar);

•

issue, sell or transfer shares of capital stock or any securities convertible or exchangeable into or exercisable for any shares of capital stock, other than shares issued pursuant to Nexeo equity awards outstanding as of the date of the merger agreement or by Nexeo’s wholly-owned subsidiaries to Nexeo or to another of Nexeo’s wholly-owned subsidiaries;

•	alter the terms of any outstanding securities (including the Nexeo warrants);

•

spend more than $1.5 million in the aggregate to acquire any third party or to acquire assets or other property other than acquisitions of assets used in the Nexeo’s operations in the ordinary course of business consistent with past practice, or make any acquisitions that would prevent, delay or impair Nexeo’s ability to consummate the transactions contemplated by the merger agreement;

•	make any material changes in its financial accounting policies or procedures, other than changes required by GAAP or law;

•

make or change any material tax election, take any material position on any material tax inconsistent with any tax return prior to the date of the merger agreement, amend any material tax return, file a claim for a material tax refund, settle or resolve certain tax-related audits, examinations or proceedings or take certain other actions in respect of taxes and tax matters;

•

enter into a new line of business (other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of September 17, 2018) or start to conduct a line of business in any geographic area where it is not conducted as of September 17, 2018;

•	make any loans or capital contributions to, or investments in, any third party, other than extensions of credits to customers in the ordinary course of business consistent with past practice;

•	enter into new, or terminate or modify existing, certain material contracts;

•	settle litigation matters, other than certain settlements in amounts not in excess of $750,000 individually or $4 million in the aggregate or settlements related to taxes; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

Univar also has agreed that, between the date of the merger agreement and the effective time of the initial merger, except as required by law, expressly required by the merger agreement, as expressly disclosed in

Univar’s confidential disclosure letter, or as Nexeo approves in writing (which approval may not be unreasonably withheld, conditioned or delayed in certain cases), it will not, and will not permit its subsidiaries to:

•	amend the organizational documents of Univar or its subsidiaries in a manner adverse to Nexeo or its stockholders;

•	split, combine or reclassify any of Univar’s capital stock;

•

pay or declare any dividend or distribution (other than dividends or distributions paid by a direct or indirect wholly-owned subsidiary of Univar to another direct or indirect wholly-owned subsidiary or to Univar);

•

repurchase or redeem any shares of Univar capital stock (other than pursuant to the cashless exercise of Univar options or withholding taxes in connection with Univar equity awards or warrants, or repurchases or redemptions of securities of a wholly-owned subsidiary of Univar by Univar or another wholly-owned subsidiary);

•	restructure, reorganize or completely or partially liquidate;

•

merge or consolidate with any third party or acquire any third party or assets that would or would reasonably be likely to prevent, materially delay or materially impair the ability of Univar, Merger Sub I or Merger Sub II to consummate the transactions contemplated by the merger agreement; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

Nexeo Written Consent; Nexeo Stockholder Meeting

Under the merger agreement, Nexeo agreed to use reasonable best efforts to cause the written consent parties to execute and deliver the support agreements within 24 hours of the execution of the merger agreements. The support agreements were timely delivered by the written consent parties following the execution of the merger agreement.

Nexeo also agreed to use reasonable best efforts, if the support agreements were timely delivered, to cause the written consent parties to deliver written consents adopting the merger agreement and approving the merger transactions within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of becoming effective. The delivery of the written consents by the written consent parties will constitute the adoption of the merger agreement by the requisite majority of Nexeo stockholders. In the event of a failure by the written consent parties to deliver such written consents within such time, referred to as a written consent failure, Univar would have the right to terminate the merger agreement.

Instead of terminating the merger agreement, Univar has the right under the merger agreement to elect, within 72 hours of a support agreement failure or a written consent failure, as applicable, to require that Nexeo cause a special meeting of Nexeo stockholders to be called and held as soon as reasonably practicable for the purpose of obtaining the adoption by the Nexeo stockholders of the merger agreement, which election is referred to as a Nexeo stockholder meeting election. Upon a Nexeo stockholder meeting election by Univar, Nexeo would be required to cooperate with Univar to amend the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of to include a proxy solicitation statement of Nexeo. Nexeo would also be required to use reasonable best efforts to obtain the adoption by the Nexeo stockholders of the merger agreement.

Unless the merger agreement is terminated in accordance with its terms, Nexeo will not be relieved of its obligation to submit the merger agreement to Nexeo stockholders for adoption, including at a special meeting of Nexeo stockholders in the event of a Nexeo stockholder meeting election by Univar.

Univar Stockholder Meeting

Under the merger agreement, Univar has agreed after the date on which the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of becomes effective to cause a special meeting of Univar stockholders to be called and held as soon as reasonably practicable for the purpose of obtaining the approval by Univar stockholders of the Univar share issuance, referred to as the Univar special meeting. Univar is also required to use reasonable best efforts to obtain the approval by Univar stockholders of the Univar share issuance, unless the Univar board has effected a Univar change in recommendation, as described below.

Unless the merger agreement is terminated in accordance with its terms, Univar will not be relieved of its obligation to hold the Univar special meeting and submit the Univar share issuance to Univar stockholders for approval. Univar is not permitted to terminate the merger agreement in the event of a change in recommendation by the Univar board, as described below.

No Solicitation of Acquisition Proposals

Each of Univar and Nexeo has agreed that it will not, it will cause its subsidiaries, directors and officers not to, and it will use its commercially reasonable efforts to cause its representatives not to:

•	solicit, initiate or knowingly encourage or facilitate an acquisition proposal;

•	participate in any discussions or negotiations with any third party regarding an acquisition proposal;

•	provide any non-public information in connection with an acquisition proposal; or

•	enter into an agreement related to an acquisition proposal, other than certain confidentiality agreements as described below.

Each of Univar and Nexeo is also required to terminate any ongoing discussions, negotiations or diligence with respect to any acquisition proposal. Each of Univar and Nexeo also agreed that it will not grant any waiver under or fail to enforce any standstill or similar agreement. However, the Univar board may waive any such standstill prior to the approval by Univar stockholders of the Univar share issuance if the Univar board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Nexeo board would have been permitted to waive any such standstill prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure) if the Nexeo board had determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Notwithstanding the restrictions described above, in response to an unsolicited bona fide written acquisition proposal with respect to Univar made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Univar, Univar may, prior to the approval by Univar stockholders of the Univar share issuance, (i) provide access to non-public information regarding Univar to the party making the acquisition proposal (subject to certain conditions and obligations described below) and (ii) engage in discussions or negotiations with the party making such Univar acquisition proposal, if, and only if, the Univar board determines in good faith, after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation, that the Univar acquisition proposal constitutes or would reasonably be expected to result in a superior proposal with respect to Univar and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. Substantially concurrently with furnishing such information or engaging in such discussions or negotiations, Univar must make available to Nexeo any non-public information concerning Univar that is provided to such person making the acquisition proposal (to the extent such non-public information has not been previously provided to Nexeo).

Nexeo would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), in response to an unsolicited bona fide written acquisition proposal made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Nexeo, (i) provide access to non-public information regarding Nexeo to the party making the Nexeo acquisition proposal (subject to certain conditions and obligations set forth in the merger agreement) and (ii) engage in discussions or negotiations with the party making such Nexeo acquisition proposal, if, and only if, the Nexeo board determined in good faith, after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation, that the Nexeo acquisition proposal would have constituted or would reasonably have been expected to result in a superior proposal with respect to Nexeo and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Each party has agreed to promptly (and in any event within 24 hours) notify the other party if (i) any written or other bona fide inquiries or proposals with respect to an acquisition proposal with respect to such party are received, (ii) any non-public information is requested in connection with any acquisition proposal from such party or (iii) any discussions or negotiation with respect to an acquisition proposal are sought to be initiated or continued with such party, including the name of the applicable third party, the material terms of any proposals and copies of any written requests, proposals or agreements, and any amendments thereto.

In this joint proxy and consent solicitation statement/prospectus, an “acquisition proposal” means, with respect to either party, any proposal, offer or inquiry from any person or group relating to a transaction (including a merger, tender offer, business combination or other acquisition) involving such party or any of its subsidiaries that results in the proposing person or group acquiring directly or indirectly 20% or more of such party’s outstanding common stock or 20% or more of such party’s consolidated net revenues, net income or total assets. A divestiture of all or substantially all of Nexeo’s plastics segment is not an acquisition proposal.

Change of Board of Directors Recommendation; Superior Proposal; Intervening Event

Under the merger agreement, subject to certain exceptions described below, each of Univar and Nexeo agreed that their respective boards of directors may not take any of the following actions, each of which are referred to as an “change in recommendation” by the Univar board or Nexeo board, as applicable:

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withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the applicable board of directors’ recommendation, or approve, recommend or otherwise declare advisable any acquisition proposal with respect to such party;

•	fail to include the applicable board of directors’ recommendation in this joint proxy and consent solicitation statement; or

•	approve or recommend, or publicly propose to enter into an agreement with respect to an acquisition proposal.

However, the Univar board may make a change in recommendation at any time prior to the approval by Univar stockholders of the Univar share issuance in response to an unsolicited bona fide written acquisition proposal with respect to Univar made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Univar and that the Univar board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes or would reasonably be expected to result in a Univar superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, if:

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Univar has provided to Nexeo five business days’ prior written notice that states that it has received an acquisition proposal that constitutes a superior proposal with respect to Univar (including providing the name of the third party making the acquisition proposal and a copy of the acquisition agreement and other material documents relating to such acquisition proposal (with any amendment to the financial terms or other material terms or conditions of such acquisition proposal requiring a new notice and an additional three business-day period)) and that states that the Univar board has determined to effect a change in recommendation, subject to compliance with the notice and negotiation obligations in the merger agreement;

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prior to making a change in recommendation, Univar has engaged in good faith with Nexeo during such notice period to negotiate and consider adjustments to the terms and conditions of the merger agreement such that the acquisition proposal ceases to constitute a superior proposal;

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in determining whether to make a change in recommendation, the Univar board has taken into account any changes to the terms of the merger agreement proposed by Nexeo and any other information provided by Nexeo in response to such notice; and

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the Univar board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of the acquisition proposal and taking into account any revised terms proposed by Nexeo, the acquisition proposal continues to constitute a superior proposal with respect to and that the failure to make a change in recommendation would be inconsistent with the directors’ fiduciary duties under applicable law.

The Univar board may also make a change in recommendation at any time prior to the approval by Univar stockholders of the Univar share issuance upon the occurrence of an intervening event with respect to Univar, if

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Univar has provided to Nexeo five business days’ prior written notice that sets forth in reasonable detail describing the intervening event and the rationale for the change in recommendation and that states that the Univar board has determined to effect a change in recommendation, subject to compliance with the notice and negotiation obligations in the merger agreement;

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prior to making a change in recommendation, Univar has engaged in good faith with Nexeo during such notice period to negotiate and consider adjustments to the terms and conditions of the merger agreement such that failure by the Univar board to make a change in recommendation in response to the intervening event would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; and

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the Univar board has determined in good faith, after consultation with its outside legal counsel, that, in light of the intervening event and taking into account any revised terms proposed by Nexeo, the failure to make a change in recommendation would be inconsistent with the directors’ fiduciary duties under applicable law.

The Nexeo board would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to make a change in recommendation and terminate the merger agreement, subject to paying a termination fee described below, in response to an unsolicited bona fide written acquisition proposal with respect to Nexeo made after the date of the merger agreement that did not result from a breach of the non-solicitation restrictions applicable to Nexeo, that the Nexeo board had determined in good faith, after consultation with its outside legal counsel and financial advisors, constituted or would reasonably be expected to have resulted in a superior proposal with respect to Nexeo and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain conditions and obligations set forth in the merger agreement. In addition, the Nexeo board would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to make a change in recommendation upon the occurrence of an intervening event with respect to Nexeo if the Univar board had determined in good faith, after consultation with its outside legal counsel, that in light of the intervening event and taking into account any revised terms proposed by Univar the failure to make a change in recommendation would have been inconsistent with the directors’ fiduciary duties under applicable law, subject to certain conditions and obligations set forth in the merger agreement.

In this joint proxy and consent solicitation statement/prospectus, a “superior proposal” means, with respect to either party, a bona fide written acquisition proposal with respect to such party that did not result from a breach of such party’s non-solicitation obligations made after the date of the merger agreement, that would result in the proposing person (or its shareholders) owning a majority of the outstanding common stock or assets of such party and that such party’s board of directors determines in good faith after consultation with its outside legal advisor and financial advisor to be (i) more favorable to the holders of such party’s common stock from a financial point of view than the merger transactions (taking into account all of the terms and likelihood of completion of such proposal and the merger agreement (including any proposed changes to the merger agreement proposed by the other party)) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such proposal.

In this joint proxy and consent solicitation statement/prospectus, an “intervening event” means, with respect to either party, a material effect that (i) was not (or the material consequences of which were not) known to, or reasonably foreseeable by, the board of directors of such party prior to the execution of the merger agreement and (ii) does not relate to an acquisition proposal with respect to such party and is not an event that has an adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the other party and its subsidiaries, taken as a whole, unless such event has had or would reasonably be expected to have a material adverse effect on Nexeo and its subsidiaries or on Nexeo’s plastic segment (in the case of an intervening event with respect to Univar) or on Univar and its subsidiaries (in the case of an intervening event with respect to Nexeo).

Regulatory Approvals; Efforts to Complete the Merger Transactions

Each of Univar and Nexeo has agreed generally to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the merger transactions, including using reasonable best efforts to:

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obtain all necessary actions or non-actions, waivers, consents and approvals from governmental entities, including any required action or non-action under the antitrust laws prior to the effective time of the initial merger, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any required consent from, or to avoid an action or proceeding by, any governmental entity;

•	obtain all necessary consents, approvals or waivers from any other third parties; and

•	defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the merger transactions.

In furtherance of the above, Univar and Nexeo will, as necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations required to consummate the merger transactions, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the divestiture, license, hold separate, sale or other disposition of the businesses, assets or products of the parties, (ii) create, terminate or amend any existing relationships, ventures, contractual rights or obligations of the parties and (iii) otherwise take or commit to any action that would limit Univar’s freedom of action with respect to, or its ability to retain or hold, any businesses, assets, product lines or properties of the parties, each such action is referred to as a divestiture action. However, Univar is not required to take or agree or offer to take, and Nexeo may not take or agree or offer to take, any divestiture action that meets both of the following criteria: (A) such divestiture action would be of or with respect to businesses, assets or products representing, in the aggregate, in excess of $125,000,000 of annual sales revenues for (x) the fiscal year ended September 30, 2017 in the case of divestitures with respect to Nexeo or (y) the fiscal year ended December 31, 2017 in the case of divestitures with respect to Univar and (B) such divestiture action would be of or with respect to more than two existing distribution centers in the aggregate.

Employee Benefits Matters

For one year following the effective time of the initial merger, Univar has agreed to provide each Nexeo employee who remains employed with Univar (other than employees covered by a collective bargaining agreement), with (i) a base salary or base wage that is no less favorable than that provided to such continuing employee immediately prior to the effective time of the initial merger, (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of Univar and its subsidiaries, (iii) employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Univar and its subsidiaries and (iv) severance benefits that are no less favorable than those provided to such continuing employee immediately prior to the effective time of the initial merger. Following the effective time of the initial merger, the compensation and benefits provided to Nexeo employees covered by a collective bargaining agreement or other agreement with a labor union or similar organization will be governed by the terms of that agreement as in effect from time to time.

Univar has also agreed to credit Nexeo employees with their service recognized by Nexeo and its subsidiaries as of the effective time of the initial merger for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off and severance entitlements to the same extent such service was credited under the corresponding Nexeo plans. However, such service will not be recognized by Univar if it results in a duplication of benefits or with respect to benefit accruals under any defined benefit pension plans.

Univar has agreed to allow Nexeo to pay employees of Nexeo or its subsidiaries who are employed for any portion of its fiscal year commencing October 1, 2018 and who participate in an annual bonus plan, a prorated annual bonus for the period that has elapsed between September 30, 2018 through the closing date, based on actual performance (as may be equitably adjusted by Nexeo’s compensation committee in consultation with Univar). The prorated bonus will be payable when Nexeo pays annual bonuses to its employees in the ordinary course of business. Each bonus-eligible Nexeo employee who is terminated without “cause” (as defined in the severance plan) prior to the payment of the prorated bonus, will be entitled to the prorated bonus as soon as reasonably practicable following the date of termination; however, Nexeo employees who have the right to receive a prorated bonus for the year of termination under a Nexeo benefit plan will not receive a prorated bonus pursuant to the merger agreement.

In connection with the merger, Nexeo may establish a retention bonus program in the aggregate amount of $6 million, with the terms, participants and allocations to be mutually determined by the Chief Executive Officer of Nexeo and Chief Executive Officer of Univar.

Treatment of Nexeo Equity Awards

At the effective time of the initial merger:

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Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is less than the Per Share Cash Equivalent Consideration, be cancelled and converted into the right to receive, in respect of each Net Share covered by such option, the merger consideration, net of any taxes.

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Each option to purchase Nexeo common stock that is outstanding as of immediately prior to the initial merger, whether vested or unvested, will, if the exercise price of such option is equal to or greater than the Per Share Cash Equivalent Consideration, be cancelled for no consideration.

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Each share of restricted Nexeo common stock that is outstanding as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted stock award immediately prior to the initial merger.

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Each performance share unit relating to shares of Nexeo common stock that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such performance share unit award immediately prior to the initial merger (for awards granted in 2017, with performance determined based on actual performance through the latest practicable date prior to the closing date and for awards granted in 2016, with performance determined based on actual performance through the latest practicable date prior to the closing date, or if greater, at an assumed level of performance equal to the “threshold” level of required performance)).

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Each award of restricted share units settleable in shares of Nexeo common stock that is outstanding or payable as of immediately prior to the effective time of the initial merger will be cancelled and converted into the right to receive the merger consideration, net of any taxes withheld, with respect to the number of shares subject to such restricted share unit award immediately prior to the initial merger.

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Each award of Nexeo cash-settled restricted share units that is outstanding or payable as of immediately prior to the initial merger will be cancelled and converted into the right to receive an amount in cash equal to the per share cash equivalent consideration, net of any taxes withheld, with respect to each share subject to such restricted share unit award immediately prior to the initial merger.

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Any taxes withheld will first reduce the cash portion of the merger consideration payable and then, only if the cash portion is insufficient to satisfy such withholding obligations, the share portion of the merger consideration.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

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cooperation between Univar and Nexeo in the preparation of this joint proxy and consent solicitation statement/prospectus, and in the event the written consents are not delivered, Nexeo’s cooperation to amend the registration statement as promptly as practicable to include a Nexeo proxy statement instead of a consent solicitation statement;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the initial merger;

•	the use of each party’s reasonable best efforts to cause the merger transactions to qualify as a reorganization within the meaning of Section 368(a) the Code;

•	indemnification of present and former directors and officers of Nexeo;

•	cooperation between Univar and Nexeo in connection with press releases and other public announcements;

•	Univar’s use of reasonable best efforts to cause the issuance of Univar common stock to be approved for listing on NYSE;

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each party taking actions necessary to ensure that no takeover statutes are, or become, applicable to the merger transactions and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the merger transactions;

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causing the dispositions of Nexeo common stock resulting from the initial merger by each director and officer of Nexeo who is subject to reporting requirements under Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act;

•	Univar’s use of reasonable best efforts to obtain debt financing for the merger transactions prior to the closing of the merger transactions;

•	Nexeo’s use of reasonable best efforts to provide all cooperation reasonably requested by Univar in connection with the arrangement of Univar’s debt financing;

•	cooperation between Univar and Nexeo in the defense and settlement of any litigation brought by any stockholders relating to the merger transactions;

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Nexeo taking all actions necessary to cause the delisting of Nexeo common stock from Nasdaq and termination of its registration under the Exchange Act as soon as possible following the effective time of the initial merger; and

•	Nexeo’s reasonable cooperation with Univar in connection with a potential divestiture of Nexeo’s plastics segment.

Conditions to Completion of the Merger Transactions

The respective obligations of each of Nexeo, Univar, Merger Sub I and Merger Sub II to effect the merger transactions are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•	the adoption of the merger agreement by Nexeo stockholders must have been obtained;

•	the approval of the Univar share issuance by Univar stockholders must have been obtained;

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the waiting period (or extensions thereof) applicable to the merger under the HSR Act must have expired or been terminated and certain other required regulatory filings, clearances or approvals must have been filed, occurred or been obtained;

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no court or other governmental entity of competent jurisdiction may have entered or issued a law, order or injunction that is in effect and restrains or prohibits consummation of the merger transactions or the other transactions contemplated by the merger agreement;

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the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part of must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement may be in effect and no proceedings for that purpose may be initiated by the SEC;

•	shares of Univar common stock that will be issued in the initial merger must have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Univar, Merger Sub I and Merger Sub II to effect the merger transactions are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•	Nexeo must have performed or complied in all material respects all covenants required to be performed by it under the merger agreement at or prior to the closing;

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subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Nexeo must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty speaks as of an earlier date, in which case as of such date);

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since the date of the merger agreement, there must not have been any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect (as defined in the merger agreement) with respect to Nexeo or with respect to Nexeo’s plastics segment; and

•	the TRA must have been terminated in accordance with the terms of the TRA Termination Agreement.

The obligations of Nexeo to effect the merger transactions are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•	Univar, Merger Sub I and Merger Sub II must have performed or complied in all material respects all covenants required to be performed by them under the merger agreement at or prior to the closing;

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subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Univar, Merger Sub I and Merger Sub II must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty speaks as of an earlier date, in which case as of such date); and

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since the date of the merger agreement, there must not have been any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect (as defined in the merger agreement) with respect to Univar.

Univar Board of Directors and Executive Officers Following Completion of the Merger Transactions

Univar does not expect to make any changes to the composition of the Univar board or Univar’s executive officers in connection with the completion of the merger transactions and is not required to do so under the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the initial merger, notwithstanding the receipt of the requisite approval of Univar stockholders or Nexeo stockholders, as applicable, under the following circumstances:

•	by mutual written consent of Univar and Nexeo;

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by either Nexeo or Univar if the merger transactions are not consummated by September 17, 2019, referred to as the termination date. If, however, all of the conditions to closing, other than certain conditions relating to the waiting period applicable under the HSR Act, certain other required regulatory filings and the absence of any law, order or injunction arising under antitrust laws restraining or prohibiting the consummation of the merger transactions, have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the closing or on the closing date, which conditions must be capable of being satisfied), either Univar or Nexeo may extend the termination date one or more times by written notice to the other party up to a date (or dates) no later than, in any case, December 17, 2019;

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by either Nexeo or Univar if, in the event of a written consent failure, following a Nexeo stockholder meeting election, the adoption by Nexeo stockholders of the merger agreement has not been obtained at the meeting of Nexeo stockholders held for the purpose of adopting the merger agreement;

•	by either Nexeo or Univar if the approval by Univar stockholders of the Univar share issuance by Univar has not been obtained at the Univar special meeting;

•	by either Nexeo or Univar if a law, order or injunction restraining or prohibiting the merger transactions becomes final and nonappealable;

•	by Nexeo if the Univar board has made a change in recommendation;

•	by Univar if the Nexeo board has made a change in recommendation;

•	by Univar in the event of a written consent failure; or

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by either Nexeo or Univar, if the other party has materially breached any of its representations, warranties, covenants or agreements contained in the merger agreement and such breach (i) would result in the failure of the terminating party’s conditions to closing and (ii) is not curable or is not cured by the earlier of the third business day prior to the termination date and the date that is 30 business days following written notice of such breach.

Univar would have been permitted to terminate the merger agreement in the event of a support agreement failure. Nexeo would have been permitted, prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure), to terminate the merger agreement to enter into an acquisition agreement with respect to a superior proposal with respect to Nexeo that did not result from a material breach of the merger agreement, subject to the payment of a termination fee by Nexeo to Univar as described below.

Generally, the right to terminate the merger agreement or extend the termination date will not be available to any party who has materially breached any of its representations, warranties, covenants or agreements in a manner that prevents certain closing conditions from being satisfied or that prevents the merger transactions from being completed.

If the merger agreement is validly terminated, the merger agreement will become void and there will be no liability on the part of any party, except in the case of fraud or a willful breach of the merger agreement prior to its termination. The provisions of the merger agreement relating to fees and expenses, effects of termination, confidentiality, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between Univar and Nexeo and certain other provisions of the merger agreement will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Each party is required to pay all fees and expenses incurred by it in connection with the merger transactions, except that the parties will share equally all antitrust filing fees, all fees and expenses in relation to printing, filing and distribution of this joint proxy and consent solicitation statement/prospectus.

Nexeo must pay Univar a termination fee of $35 million if:

•	Univar terminates the merger agreement because the Nexeo board has made a change in recommendation; or

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(i) the merger agreement is terminated by either party because the merger transactions did not close prior to the termination date (at a time when certain conditions relating to the waiting period applicable under the HSR Act, certain other required regulatory filings and the absence of any law, order or injunction restraining or prohibiting the consummation of the merger transactions have been satisfied) or because the adoption by the Nexeo stockholders of the merger agreement has not been obtained, or the merger agreement is terminated by Univar as a result of a material breach by Nexeo of any of its representations, warranties, covenants or agreements contained in the merger agreement, (ii) prior to such termination, an acquisition proposal to acquire 50% or more of the Nexeo common stock outstanding or the consolidated net revenues, net income or total assets of Nexeo is made to Nexeo, the Nexeo board or directly to Nexeo stockholders and not withdrawn and (iii) within 12 months of such termination Nexeo consummates or enters into an agreement with respect to any acquisition proposal (that is eventually consummated) to acquire 50% or more of the Nexeo common stock outstanding or the consolidated net revenues, net income or total assets of Nexeo.

Nexeo would have also been required to pay Univar a termination fee of $35 million if Nexeo had terminated the merger agreement to enter into an agreement with respect to a superior proposal prior to the execution and delivery of the support agreements by the written consent parties (or the adoption of the merger agreement by Nexeo stockholders in the event of a Nexeo stockholder meeting election following a support agreement failure).

Univar must pay Nexeo a termination fee of $128 million if:

•	Nexeo terminates the merger agreement because the Univar board has made a change in recommendation; or

•

(i) the merger agreement is terminated by either party because the merger transactions did not close prior to the termination date (at a time when certain conditions relating to the waiting period applicable under the HSR Act, certain other required regulatory filings and the absence of any law, order or injunction restraining or prohibiting the consummation of the merger transactions have been satisfied) or because the approval by the Univar stockholders of the Univar share issuance has not been obtained, or the merger agreement is terminated by Nexeo as a result of a material breach by Univar of any of its representations, warranties, covenants or agreements contained in the merger agreement, (ii) prior to such termination, an acquisition proposal to acquire 50% or more of the Univar common stock outstanding or the consolidated net revenues, net income or total assets of Univar is made to Univar, the Univar board or directly to Univar stockholders and not withdrawn, (iii) the Univar board has not made a change in recommendation prior to such termination and (iv) within 12 months of such termination Univar consummates or enters into an agreement with respect to any acquisition proposal (that is eventually consummated) to acquire 50% or more of the Univar common stock outstanding or the consolidated net revenues, net income or total assets of Nexeo.

Univar must also pay Nexeo a termination fee of $35 million if the merger agreement is terminated:

•	by either party because a law, order or injunction arising under antitrust laws permanently restraining or prohibiting consummation of the merger transactions has become final and nonappealable; or

•

by either party because the merger transactions did not close prior to the termination date if, as of the termination date, all of the conditions to closing, other than certain conditions relating to the waiting period applicable under the HSR Act, certain other required regulatory filings and the absence of any law, order or injunction arising under antitrust laws restraining or prohibiting the consummation of the merger transactions, have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the closing or on the closing date, which conditions must be capable of being satisfied of the closing date had occurred on such termination date).

Amendments and Waivers

The merger agreement may be amended by the parties at any time, except after the adoption by Nexeo stockholders of the merger agreement the parties may not amend the merger agreement in a manner that by law requires further approval by the stockholders of Nexeo or Univar without such further approval having been obtained.

Any provision of the merger agreement may be waived prior to the initial merger if such waiver is in writing and signed by the party against whom the waiver is to be effective.

No Third-Party Beneficiaries

The merger agreement is not intended to confer upon you or any person other than Univar, Nexeo, Merger Sub I and Merger Sub II any rights or remedies, except with respect to (a) the rights to indemnification and liability insurance coverage after the completion of the initial merger for the current and former directors and officers of Nexeo, (b) the right of Nexeo stockholders to receive the merger consideration after (and subject to the occurrence of) the initial merger, (c) certain parties entitled to payments under obligations of Nexeo and (d) the rights of the holders of awards under the Nexeo Solutions, Inc. 2016 Long Term Incentive Plan, in each case on the terms and subject to the conditions set forth in the merger agreement.

Specific Performance

Univar and Nexeo acknowledged and agreed in the merger agreement that irreparable injury would occur in the event any provision of the merger agreement were not performed in accordance with its specific terms or were otherwise breached. Univar and Nexeo further agreed that each party is entitled to an injunction or injunctions, without the necessity of proving the inadequacy of damages as a remedy and without the necessity of posting any bond or other security, to prevent or remedy breaches or threatened breaches of the merger agreement by the other party and to enforce specifically the terms and provisions of the merger agreement. Univar and Nexeo further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Univar or Nexeo otherwise have an adequate remedy at law.

Governing Law

The merger agreement is governed by Delaware law, without regard to any applicable conflicts of laws provisions.

THE SUPPORT AGREEMENTS

The following section summarizes material provisions of the support agreements, which are included in this joint proxy and consent solicitation statement/prospectus as Annex B and Annex C, are incorporated by reference herein in their entirety, and qualify the following summary in its entirety. The rights and obligations of Univar and the written consent parties are governed by the support agreements and not by this summary or any other information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Univar and Nexeo stockholders are urged to read the support agreements carefully and in their entirety, as well as this joint proxy and consent solicitation statement/prospectus and the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus, before making any decisions regarding the proposals.

Following the execution of the Merger Agreement, on September 17, 2018, certain affiliates of TPG Global, LLC and First Pacific Advisors, LLC and certain of its affiliates, referred to as the written consent parties, in their capacity as direct and indirect stockholders of Nexeo, executed and delivered the support agreements to Univar.

Pursuant to the support agreement, the written consent parties agreed to deliver a written consent in respect of shares of Nexeo common stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nexeo common stock outstanding as of the date of the support agreement. The support agreements provide that the written consent parties will deliver such written consents within 24 hours of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part of being declared effective. The written consent parties also agreed to vote their shares at any meeting of Nexeo stockholders in favor of the adoption of the merger agreement, in favor of any proposal to adjourn or postpone the stockholder meeting if there are not sufficient votes to approve and adopt the merger agreement and in favor of any other action, proposal or transaction the approval of which is required to ensure the timely consummation of the merger transactions. The written consent parties further agreed to vote their shares at any meeting of Nexeo stockholders against any acquisition proposal with respect to Nexeo (including any superior proposal) and against any other action or transaction involving Nexeo that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the merger transactions.

As of the record date, the support agreements covered                  shares of Nexeo common stock, or approximately     % of the total shares of Nexeo common stock outstanding.

The written consent parties agreed to restrictions on transfers of their shares prior to the closing of the merger transactions or the earlier termination of the support agreements.

The support agreements terminate if the merger agreement is terminated or in the event of certain amendments or waivers of the merger agreement, including amendments or waivers that diminish the merger consideration or otherwise materially and adversely affects the rights of the written consent parties.

THE TAX RECEIVABLE TERMINATION AND SETTLEMENT AGREEMENT

The following section summarizes material provisions of the TRA Termination Agreement, which is included in this joint proxy and consent solicitation statement/prospectus as Annex D, is incorporated by reference herein in its entirety, and qualify the following summary in its entirety. The rights and obligations of Nexeo and the TRA Holders are governed by the TRA Termination Agreement and not by this summary or any other information contained in our incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Univar and Nexeo stockholders are urged to read the TRA Termination Agreement carefully and in its entirety, as well as this joint proxy and consent solicitation statement/prospectus and the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

Following the execution of the merger agreement, on September 17, 2018, the TRA Holders and Nexeo entered into the TRA Termination Agreement pursuant to which such parties agree to terminate, at or prior to the closing of the merger transactions, on the terms set forth therein. In connection with the termination of the TRA, Nexeo will make a cash payment to the TRA Holders in an amount equal to $60 million at the closing of the merger transactions. This amount is less than the $75.0 million liability Nexeo had recorded with respect to the TRA as of June 30, 2018. The TRA Holders also agreed to release Univar, Nexeo and their respective affiliates from all claims or obligations related to the TRA and indemnify Univar, Nexeo and their respective affiliates following the closing of the merger transactions from losses that they have incurred or may incur relating to claims by the TRA Holders or certain other persons with respect to their interests in the TRA. In the event the merger agreement is terminated, the TRA Termination Agreement will no longer be of any force and effect.

UNIVAR ADJOURNMENT PROPOSAL

Univar stockholders are being asked to approve a proposal that will give the Univar board authority to adjourn the Univar special meeting one or more times, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Univar share issuance have not been obtained by Univar.

If this proposal is approved, the Univar special meeting could be adjourned to any date. If the Univar special meeting is adjourned, Univar stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote FOR the proposal to approve the Univar share issuance but do not indicate a choice on the Univar adjournment proposal, your shares of Univar common stock will be voted FOR the Univar adjournment proposal. If you indicate, however, that you wish to vote against the proposal to approve the Univar share issuance, your shares of Univar common stock will only be voted FOR the Univar adjournment proposal if you indicate that you wish to vote FOR that proposal.

The affirmative vote of a majority of the shares of Univar common stock present in person or by proxy at the Univar special meeting and entitled to vote thereon is required to approve the Univar adjournment proposal.

The Univar board recommends that Univar stockholders vote FOR the approval of the adjournment of the Univar special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Univar share issuance have not been obtained by Univar.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On September 17, 2018, Univar, Nexeo and the Merger Subs entered into the merger agreement providing for the acquisition of Nexeo by Univar. Subject to the satisfaction or (to the extent permitted by law) waiver of the closing conditions set forth in the merger agreement, including approval of the Univar share issuance by Univar stockholders and the adoption of the merger agreement by Nexeo stockholders, Univar will acquire Nexeo through two successive merger transactions. In the initial merger, Merger Sub I will be merged with and into Nexeo. Nexeo will be the surviving corporation in the initial merger, will be a wholly-owned subsidiary of Univar following completion of the initial merger, and will no longer be a publicly traded corporation. Immediately following the effective time of the initial merger, Nexeo will be merged with and into Merger Sub II. Merger Sub II will be the surviving company in the subsequent merger. As a result of the subsequent merger, Merger Sub II will own the legacy business of Nexeo and will be a direct wholly-owned subsidiary of Univar.

In conjunction with the merger transactions, Univar is entering into a financing arrangement. Refer to the section titled “Approval of the Univar Share Issuance and Adoption of the Merger Agreement—Financing of Merger Transactions” beginning on page 121 of this joint proxy and consent solicitation statement/prospectus for detailed terms of the new debt.

The unaudited pro forma condensed combined statement of operations gives effect to the merger transactions and related anticipated financing (together, the Transaction) as if the Transaction occurred on January 1, 2017 and the unaudited pro forma condensed combined Balance Sheet gives effect to the Transaction as if it had occurred on September 30, 2018.

Additionally, Univar is currently evaluating strategic alternatives for Nexeo’s Plastics business, which may include a potential divestiture. The evaluation is expected to be completed as soon as practicable, and in any event no later than the closing of the merger transactions. For purposes of this pro forma condensed combined financial information the impact of any strategic transaction with respect to Nexeo’s Plastics business has not been reflected.

Univar and Nexeo have different fiscal years. Univar’s fiscal year ends on December 31, whereas Nexeo’s fiscal year ended on September 30. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 combines Univar’s nine months ended September 30, 2018 with Nexeo’s nine months ended September 30, 2018. The unaudited pro forma condensed combined statement of operations for the year end December 31, 2017 has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X. Nexeo’s nine months ended September 30, 2018 statement of operations was derived from its year ended September 30, 2018 results, adjusted to exclude the three months ended December 31, 2017. The unaudited pro forma condensed combined balance sheet information combines Univar’s interim unaudited September 30, 2018 balance sheet with Nexeo’s audited September 30, 2018 balance sheet. The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the merger transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company.

This pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the pro forma financial information. In addition, the pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are incorporated by reference:

•

Univar’s unaudited consolidated financial statements and the related notes thereto as of and for the nine months ended September 30, 2018 included in the Univar’s Quarterly Report on Form 10-Q for the quarter then ended September 30, 2018;

•

Univar’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2017 included in Univar’s Current Report on Form 8-K filed on November 1, 2018;

•

Nexeo’s audited consolidated financial statements and the related notes thereto as of and for the year ended September 30, 2018 included in Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2018;

•

Nexeo’s unaudited consolidated financial statements and the related notes thereto for the three months ended December 31, 2017 included in Nexeo’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017; and

•	The accompanying notes to the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and are based on assumptions and estimates considered appropriate by Univar’s management; however, they are not necessarily indicative of what Univar’s consolidated financial condition or results of operations actually would have been assuming the merger transactions had been consummated as of the dates indicated, nor do they purport to represent Univar’s consolidated financial position or results of operations for future periods. The unaudited pro forma condensed combined financial information does not reflect any integration costs or savings that may be realized from the Transaction. The merger transaction will be accounted for as a business combination, and will reflect the application of acquisition accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations. The pro forma adjustments are based on preliminary estimates of the fair values of assets acquired and liabilities assumed and information available as of the date of this Form S-4. Certain valuations and assessments, including valuations of the intangible assets and liabilities, as well as the assessment of the tax positions and rates of the combined business, are in process and will not be completed until subsequent to the close of the proposed merger transactions. Additionally, the consideration for the transaction in the unaudited pro forma condensed combined financial information is based on shares, equity awards and debt outstanding as of a date recent to this filing, which may differ from shares, equity awards, and debt outstanding at the date of the close of the acquisition of Nexeo. The debt that is anticipated to be incurred to finance the merger transaction is included in the unaudited pro forma condensed combined financial information reflecting the terms and rates Univar expects to achieve based on current market rates. The actual financing and terms of the financing will be subject to market conditions. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements, and the differences may be material.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the merger transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The assumed accounting for the merger transactions, including estimated merger consideration, is based on provisional amounts and the associated purchase accounting is not final. The allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Nexeo, Univar used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The unaudited pro forma adjustments are based upon available information and certain assumptions that Univar believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The purchase price adjustments relating to the Nexeo and Univar combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information does not consider any impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies or other synergies that may be achieved in the acquisition or any strategies that management may consider in order to continue to efficiently manage Univar’s operations. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section titled “Risk Factors.” The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the acquisition and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations, with Univar treated as the acquirer and Article 11 of Regulation S-X, as defined by the SEC. The following unaudited pro forma condensed combined financial information primarily gives effect to:

•	Application of the acquisition method of accounting in connection with the acquisition;

•	Adjustments to reflect financing arrangements entered into in connection with the acquisition; and

•	Transaction costs incurred in connection with the acquisition.

The allocation of the purchase price used in the preliminary unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change at the time of the completion of the acquisition. The final determination of the allocation of the purchase price will be based on the actual tangible assets and liabilities, and intangible assets of Nexeo as of the time of the completion of the acquisition. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein. Transaction costs related to the acquisition may also differ at the time of the completion of the acquisition.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Univar. Univar believes these accounting policies are similar in most material respects to those of Nexeo. Certain reclassifications have been made to conform the presentation of Nexeo’s financial information to that of Univar. Upon completion of the acquisition, or as more information becomes available, Univar will perform a more detailed review of Nexeo’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

For the Nine Months Ended September 30, 2018

	Historical
	Univar, Inc	Nexeo Solutions, Inc						Pro Forma Combined
(in millions, except per share data)	Nine months ended September 30, 2018	Nine months ended September 30, 2018	Reclassification Adjustments (Note 4)		Pro Forma Adjustments (Note 6)			Nine months ended September 30, 2018
Net sales	$6,661.3	$3,104.6			$(0.9)	6	(a)	$9,765.0
Cost of goods sold (exclusive of depreciation)	5,205.5	2,751.4	(156.9)	4(a), 4(b), 4(c)	(0.9)	6	(a)	7,799.1
Operating expenses:
Outbound freight and handling	248.5	—	71.6	4(a)				320.1
Warehousing, selling and administrative	710.9	267.8	6.8	4(b), 4(c), 4(d), 4(e), 4(f)				985.5
Other operating expenses, net	37.0	—	25.8	4(f)	(15.3)	6	(b)	47.5
Depreciation	93.8	—	34.2	4(c)				128.0
Amortization	40.7	—	21.2	4(d)	20.7	6	(c)	82.6
Transaction related costs	—	2.7	(2.7)	4(e)				(0.0)
Change in fair value of contingent consideration obligations	—	26.1			26.1	6	(e)	52.2

Total Operating expenses	$1,130.9	$296.6	$156.9		$31.5			$1,615.9

Operating Income	$324.9	$56.6	$—		$(31.5)			$350

Other (expense) income:								—
Interest income	2.7	0.4						3.1
Interest expense	(101.8)	(39.6)			(8.6)	6	(d)	(150.0)
Loss on extinguishment on debt	—	—						—
Other expense, net	3.0	0.9						3.9
Total other expense	(96.1)	(38.3)	—		(8.6)			(143.0)
Income (loss) before income taxes	228.8	18.3	—		(40.1)			207
Income tax expense (benefit)	57.7	15.4			(9.8)	6	(f)	63.3

Net income (loss)	$171.1	$2.9	$—		$(30.3)			$143.7

Income (loss) per common share:
Basic	1.21	0.04						0.85
Diluted	1.20	0.04						0.85
Weighted average common shares outstanding:
Basic	141.1	76.8						169.0
Diluted	142.1	77.0						170.0

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

For the Year Ended December 31, 2017

	Historical
	Univar, Inc	Nexeo Solutions, Inc							Pro forma Combined
(in millions, except per share data)	Year ended December 31, 2017	Year ended September 30, 2017	Reclassification Adjustments (Note 4)			Pro Forma Adjustments (Note 6)			Year ended December 31, 2017
Net sales	$8,253.7	$3,636.9				$(1.3)	6	(a)	$11,889.3
Cost of goods sold (exclusive of depreciation)	6,448.2	3,238.5	(201.1)	4	(a), 4(b), 4(c)	(1.3)	6	(a)	9,484.3
Operating expenses:
Outbound freight and handling	292.0	—	90.7	4	(a)				382.7
Warehousing, selling and administrative	919.7	312.9	19.6	4	(b), 4(c), 4(d), 4(e), 4(f)				1,252.2
Other operating expenses, net	55.4	—	19.6	4	(f)				75.0
Depreciation	135.0	—	48.2	4	(c)				183.2
Amortization	65.4	—	24.9	4	(d)	28.5	6	(c)	118.8
Transaction related costs	—	1.9	(1.9)	4	(e)				—
Change in fair value of contingent consideration obligations	—	16.2				(16.2)	6	(e)	—

Total Operating expenses	$1,467.5	$331.0	$201.1			$12.3			$2,011.9

Operating Income	$338.0	$67.4	$—			$(12.3)			$393.1

Other (expense) income:
Interest income	4.0	0.3							4.3
Interest expense	(152.0)	(51.1)				(12.6)	6	(d)	(215.7)
Loss on extinguishment on debt	(3.8)	—							(3.8)
Other expense, net	(17.4)	8.3							(9.1)
Total other expense	(169.2)	(42.5)	—			(12.6)			(224.3)
Income (loss) before income taxes	168.8	24.9	—			(24.9)			168.8
Income tax expense (benefit)	49.0	10.5				(9.8)	6	(f)	49.7

Net income (loss)	$119.8	$14.4	$—			$(15.1)			$119.1

Income (loss) per common share:
Basic	0.85	0.19							0.71
Diluted	0.85	0.19							0.70
Weighted average common shares outstanding:
Basic	140.2	76.8							168.1
Diluted	141.4	76.8							169.3

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in millions)

As of September 30, 2018

	Historical
	Univar, Inc	Nexeo Solutions, Inc				Pro Forma Combined
(in millions)	As of September 30, 2018	As of September 30, 2018	Pro Forma Adjustments (Note 5)			As of September 30, 2018
Assets
Current Assets
Cash and cash equivalents	$85.9	$58.9	$135.0	5	(a)	$279.8
Trade accounts receivable, net	1,261.0	607.8				1,868.8
Inventories	843.6	338.8				1,182.4
Income tax receivable	—	5.9				5.9
Prepaid expenses and other current assets	164.8	17.3				182.1

Total current assets	$2,355.3	$1,028.7	$135.0			$3,519.0

Property, plant and equipment, net	960.7	284.9				1,245.6
Goodwill	1,807.1	699.9	(51.5)	5	(c)	2,455.5
Intangible Assets, net	254.2	211.6	156.4	5	(c)	622.2
Deferred tax assets	20.7	2.3	—			23.0
Other assets	99.1	16.2	(3.8)	5	(b)	111.5

Total Assets	$5,497.1	$2,243.6	$236.1			$7,976.8

Liabilities and stockholders’ equity
Current liabilities:
Short-term financing	$8.7	$38.1	$—			$46.8
Trade accounts payable	920.8	380.1				1,300.9
Current portion of long-term debt	57.3	9.6	6.8	5	(b)	73.7
Accrued compensation	91.1	—				91.1
Income tax payable	—	2.9				2.9
Due to related party pursuant to contingent consideration obligations	—	14.7	(14.7)	5	(e)	—
Other accrued expenses	251.9	67.2	—			319.1

Total current liabilities	$1,329.8	$512.6	$(7.9)			$1,834.5

Long-term debt	2,543.7	752.4	562.2	5	(b)	3,858.3
Pension and other postretirement benefit liabilities	239.6	—				239.6
Deferred tax liabilities	49.9	30.7	38.3	5	(f)	118.9
Due to related party pursuant to contingent consideration obligations	—	122.8	(122.8)	5	(e)	—
Other long-term liabilities	103.4	10.6	19.5	5	(g)	133.5

Total Liabilities	$4,266.4	$1,429.1	$489.3			$6,184.8

Stockholders’ equity						—
Preferred stock						—
Common stock	$1.4	$—	$0.3	5	(d)	$1.7
Additional paid-in capital	2,321.6	771.5	(166.5)	5	(d)	2,926.6
Retained Earnings (Accumulated deficit)	(762.7)	34.2	(78.2)	5	(d)	(806.7)
Accumulated other comprehensive (loss) income	(329.6)	9.0	(9.0)	5	(d)	(329.6)
Treasury Stock	—	(0.2)	0.2	5	(d)	—

Total stockholders’ equity	$1,230.7	$814.5	$(253.2)			$1,792.0

Total liabilities and stockholders’ equity	$5,497.1	$2,243.6	$236.1			$7,976.8

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was pursuant to SEC Regulation S-X Article 11. Univar’s fiscal year end is December 31 and Nexeo’s fiscal year end is September 30. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 combines the historical unaudited condensed consolidated balance sheet of Univar as of September 30, 2018 and historical audited consolidated balance sheet of Nexeo as of September 30, 2018, giving effect to (i) the Transaction as if they had been completed on September 30, 2018 and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

During the first quarter of fiscal 2018, Univar adopted revised guidance issued by the Financial Accounting Standards Boards that changes the reporting for Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost which requires entities to disaggregate the service cost component from the other components of net periodic benefit costs and present it with other current compensation costs for related employees in the income statement, and present the other component elsewhere in the income statement and outside of income from operations if that subtotal is presented. The retrospective impact of presenting net periodic pension cost and net periodic postretirement benefit cost in accordance with the new guidance is shown in the recast column on the statement of operations for the year ended December 31, 2017.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 and the fiscal year ended December 31, 2017 give effect to (i) the merger transactions as if they been completed on January 1, 2017, the beginning of Univar’s most recently completed fiscal year and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 was prepared using Univar’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2018 and Nexeo’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2018 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2017 appearing in Nexeo’s Quarterly Report on Form 10-Q filed with the SEC on February 8, 2018 from the audited consolidated statement of operations for the year ended September 30, 2018 appearing in Nexeo’s Annual Report on Form 10-K filed with the SEC on December 6, 2018. As a result of the different fiscal periods combined, Nexeo’s unaudited condensed consolidated statement of operations for the three months ended December 31, 2017 was excluded, Nexeo’s net sales and net income for the three months ended December 31, 2017 totaled $929.6 million and $26.5 million, respectively. Because the difference between Univar’s and Nexeo’s fiscal year end dates is less than 93 days, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 was prepared using Univar’s recast historical audited consolidated statement of operations for the year ended December 31, 2017 and Nexeo’s historical audited consolidated statement of operations for the year ended September 30, 2017, as permitted under Rule 11-02 of Regulation S-X. On April 3, 2017, Nexeo completed the acquisition of Ultra Chem, S. de R.L. de C.V. (referred to as “Ultra Chem”). The acquisition of Ultra Chem is fully reflected in Nexeo’s historical audited consolidated statement of operations for the year ended September 30, 2018 appearing in Nexeo’s Annual Report on Form 10-K filed with the SEC on December 6, 2018, but is only reflected in Nexeo’s historical audited consolidated statement of operations for the year ended September 30, 2017 as of April 3, 2017. For more information on the acquisition of Ultra Chem, including unaudited consolidated pro forma results of Nexeo giving effect to the Ultra Chem acquisition, see Nexeo’s Annual Report on Form 10-K for the year ended September 30, 2018, which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Univar and Nexeo do not believe that the acquisition of Ultra Chem is material to the combined company’s business, financial condition or operating results.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in ASC 805, Business Combinations, with Univar treated as the accounting acquirer and Nexeo as the accounting acquiree. The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the merger transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger transactions or of any integration costs.

Note 2. Significant Accounting Policies

The accounting policies used in the preparation of these pro forma condensed combined financial statements are those set out in Univar’s unaudited condensed consolidated financial statements included in Univar’s Form 10-Q for the fiscal quarter ended September 30, 2018. For the purposes of preparing the pro forma condensed combined financial statements, Univar’s management has conducted a preliminary analysis to determine whether any adjustment is required to conform Nexeo’s financial statements to reflect the current accounting policies of Univar.

Based on a preliminary view of Nexeo’s accounting policy disclosures set forth in Nexeo’s condensed consolidated financial statements included in Form 10-K for the fiscal year ended September 30, 2018, supplemented by discussion with Nexeo’s senior financial management, Univar identified an accounting policy difference for revenue recognition. Univar adopted ASC 606, on January 1, 2018, the first day of its 2018 fiscal year using the modified retrospective method of adoption. For Nexeo, ASC 606 became effective for its fiscal year beginning on October 1, 2018, and Nexeo adopted ASC 606 using the modified retrospective method. However, we do not expect this difference to have a material impact on the pro forma condensed combined financial statements. As a result, no adjustment to Nexeo’s net sales in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2018 has been made. Refer to Note 2 for additional information on this accounting policy difference.

Determining the full impact of aligning Nexeo’s accounting policies with those of Univar will require a detailed analysis. Based on procedures conducted to date, Univar is not aware of any material differences after considering significant accounting policy areas, however, until the merger transactions are complete, we will not have access to all relevant information. Following completion of the merger transactions, Univar will perform a detailed review of Nexeo’s accounting policies.

Certain reclassifications have been reflected in the pro forma adjustments to conform Nexeo’s presentation to Univar’s in the unaudited pro forma condensed combined balance sheet and statements of operations. Note 4 sets forth additional information about reclassifications and adjustments necessary to conform Nexeo’s financial statements to the accounting policies and presentation used by Univar.

Adoption of New Revenue Accounting Standard

Net sales presented in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 were recognized, for both Univar and Nexeo, using ASC 605. Univar adopted ASC 606, on January 1, 2018, the first day of its 2018 fiscal year using the modified retrospective method of adoption which only applies to those contracts which were not completed as of December 31, 2017. Univar’s net sales presented in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2018, have been accounted for under the provisions of ASC 606.

For Nexeo, ASC 606 will be effective for its fiscal year beginning on October 1, 2018, and Nexeo currently anticipates adopting ASC 606 using the modified retrospective method. Nexeo’s management has completed its preliminary assessment of the financial statement impact of the new standard and does not expect it to have a material impact on its financial position or results of operations. This preliminary assessment is based on a review of the types and number of revenue arrangements currently in place including the review of individual customer contracts related to these revenue streams. No adjustment to Nexeo’s net sales in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2018 has been made.

Note 3. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation of the Transactions

The fair value of the accounting consideration to be transferred upon completion of the merger transactions will include cash paid and the fair value of Univar common stock to be issued to Nexeo stockholders pursuant to the business merger agreement and in connection with the consummation of the merger transactions. Original terms of the equity award documents contain change in control provisions that existed prior to the negotiation of the merger agreement. The parties agreed per the terms of the merger agreement that outstanding Nexeo equity awards would generally be cancelled in exchange for the merger consideration, less applicable withholding taxes and, in the case of options, less the applicable option exercise price. Please see “The Merger Agreement—Treatment of Nexeo Equity Awards” for more details. Univar concluded the termination, cancellation, and settlement payment made by Univar to the respective award holders should be recognized as consideration transferred. The estimated accounting consideration is as follows:

(in millions, except share and per share data)
Nexeo shares outstanding at November 30, 2018	89,698,331
Settlement of restricted stock units participating in merger consideration	8,169
Settlement of performance stock units participating in merger consideration	1,695,167
Settlement of stock option participating in merger consideration(1)	216,271
Total Nexeo shares and share equivalents participating in merger consideration	91,617,938
Share exchange ratio	0.305
Shares of Univar common stock to be issued to Nexeo shareholders	27,943,471
Price per share of Univar common stock at November 30, 2018	$21.66

Fair value of Univar stock to be issued	$605.3
Cash paid to Nexeo shareholders at $2.88 per share	263.9
Estimated repayment of Nexeo’s debt	745.0
Estimated repayment of Nexeo contingent consideration(2)	109.1

Accounting Consideration	$1,723.3

(1)	The estimated fair value of in-the-money option utilizes an average exercise price of $7.42 to determine the units to be settled with accounting consideration.
(2)	Includes $60 million for the TRA and $49.1 million for deferred compensation (also known as excess shares) which is calculated from the equivalent merger consideration of 5.2 million shares.

Estimated cash consideration of $2.88 per share, the minimum cash consideration pursuant to the merger agreement. If the closing price of Univar’s common stock on the last trading day preceding the consummation of the Merger is more than $22.18, the cash consideration would be subject to a linear increase of up to $0.41 until Univar’s stock price is $25.34, resulting in the maximum cash consideration of $3.29 per share. Should Univar’s common stock price be above $25.34 on the last trading day preceding the consummation of the merger transactions, Univar will pay $301.4 million in cash instead of $263.9 million, to Nexeo shareholders for the cash consideration portion of the merger consideration.

(in millions, except price per share)	Per Share Cash Consideration Paid to Nexeo Shareholders	Cash Paid to Nexeo Shareholders
Maximum Consideration	$3.29	$301.4
Minimum Consideration	$2.88	$263.9

The following table shows the change in the price per share of Univar common stock, estimated accounting consideration and goodwill:

(in millions, except price per share)	Price per Share of Univar Common Stock	Estimated Accounting Consideration	Estimated Goodwill
Increase of 10%	$23.8	$1,783.8	$708.9
Decrease of 10%	$19.5	$1,662.8	$587.8

The table below represents a preliminary allocation of the estimated total accounting consideration to Nexeo’s assets and liabilities in the merger based on Univar’s preliminary estimate of their respective fair values (in millions):

(in millions)
Current Assets	$1,028.7
Property, plant and equipment, net	284.9
Identifiable Intangible Assets	368.0
Deferred tax assets	2.3
Other Assets	12.4

Total Assets	$1,696.3

Short-term financing	$(38.1)
Trade accounts payable	(380.1)
Income tax payable	(2.9)
Other accrued expenses	(67.2)
Capital lease obligations	(34.0)
Deferred tax liabilities	(69.0)
Other long-term liabilities	(30.1)

Total Liabilities	$(621.4)

Net assets acquired	1,074.9
Estimated accounting consideration	1,723.3

Estimated goodwill	$648.4

The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements. Univar estimated the fair value of Nexeo’s assets and liabilities based on discussions with Nexeo’s management, due diligence review in connection with the merger transactions, and information available to Univar in public filings. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Until the merger is completed, both companies are limited in their ability to share information with the other. Upon completion of the merger, additional valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts and in the value of the total merger consideration will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger. Univar anticipates that the valuations of Nexeo’s assets and liabilities will include, but not be limited to, inventory; property, plant and equipment; customer relationships and distribution channels; intellectual property; trade names and trademarks; and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of Nexeo’s assets and liabilities.

The property, plant, and equipment (“PPE”) and related depreciation are preliminary and are based on management’s estimates after consideration of fair value. The amount ultimately recorded as the fair value, and the related amount of depreciation, may differ materially from this preliminary allocation. Therefore, the amount of depreciation following the merger transactions may differ significantly between periods based upon the final value assigned.

In conjunction with the SPAC transaction, Nexeo conducted a valuation of its PPE in April 2016. In preparation of the pro forma condensed combined financial statements and based on communications with Nexeo’s management, the Company believes any change in fair value would not have a material impact on the unaudited pro forma condensed combined financial statements. However, because the fair value used for PPE is preliminary, the Company performed a 10% sensitivity analysis as shown below:

(in millions, except price per share)	Fair value Property, Plant, and Equipment	Estimated Impact on Goodwill	Estimated Goodwill
Increase of 10%	$313.4	$(28.5)	$619.9
Decrease of 10%	$256.4	$28.5	$676.9

The final total merger consideration and amounts allocated to Nexeo’s assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. Merger consideration could decrease based on the market price of Univar stock which would have a corresponding increase in the amount of goodwill that would result from the merger. A decrease in the fair value of Nexeo’s assets or an increase in the fair value of Nexeo’s liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the property, plant and equipment and identifiable intangible assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation and amortization expense than is presented in the unaudit pro forma condensed combined statement of operations. Any such increases could be material, and could result in Univar’s actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements.

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

	Approximate Fair Value	Estimated Useful Life
	(dollars in millions)	(in years)
Customer relationships	357.0	12.0 to 13.0
Other	11.0	4.0

Total	368.0

The amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above and as further described in Note 6(b). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method and consumption method. Therefore, the amount of amortization following the merger transactions may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

Estimated future amortization expense for other intangible assets as of September 30, 2018 is as follows:

(in millions)
Three months ended December 31, 2018	$14.0
Fiscal year 2019	50.9
Fiscal year 2020	43.5
Fiscal year 2021	33.4
Fiscal year 2022	28.4
Fiscal year 2023 and thereafter	102.4

Note 4. Reclassification adjustments

The following reclassification adjustments were made to conform the presentation of Nexeo’s historical statement of income to Univar’s presentation:

(a) To reclassify $71.6 million and $90.7 million of outbound freight from cost of goods sold to outbound freight and handling for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(b) To reclassify $66.1 million and $80.6 million of warehousing from cost of goods sold to warehousing, selling and administrative expenses for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(c) To reclassify $34.2 million and $48.2 million of depreciation from cost of goods sold and warehousing, selling and administration to depreciation for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(in millions)	Nine months ended September 30, 2018	Year ended December 31, 2017
Cost of good sold	19.2	29.8
Warehouse, selling and administration	15.0	18.4

Total Depreciation	34.2	48.2

(d) To reclassify $21.2 million and $24.9 million of amortization from warehousing, selling and administration to amortization for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(e) To reclassify $11.2 million and $1.9 million of transaction costs to other operating expenses, net nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(in millions)	Nine months ended September 30, 2018	Year ended December 31, 2017
Warehouse, selling and administration	8.5	—
Transaction costs	2.7	1.9

Total reclassification for transaction adjustments	11.2	1.9

(f) To reclassify $23.1 million and $17.7 million of other expenses, net from warehousing, selling and administration for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Represents adjustments to the combined company cash balance, including (i) cash consideration to be paid to Nexeo shareholders as part of the merger agreement, (ii) net proceeds from Univar’s new debt financing, (iii) repayment of Nexeo’s debt instruments anticipated to be repaid in connection with the closing of the merger transactions, including any fees associated with the repayment, and (iv) Univar and Nexeo transaction costs anticipated to be paid in connection with completing the merger transactions.

(in millions)
To record the cash portion of the consideration	$(263.9)
To record the issuance of term loans	1,325.0
Repayment of Nexeo debt	(745.0)
Repayment of Nexeo contingent consideration obligation	(109.1)
Univar transaction costs expected to be paid	(72.0)

Total	$135.0

(b) To record issuance of Univar long-term debt and related debt issuance costs and eliminate the Nexeo historical debt and related debt issuance costs that have no future economic benefit, as follows:

(in millions)
Repayment of Nexeo debt—elimination of debt issuance costs from other assets	$(3.8)

(in millions)
Establish additional long-term debt	$1,311.7
Estimated debt issuance costs	(28.0)
Repayment of Nexeo long-term debt excluding capital lease obligations	(738.5)
Repayment of Nexeo debt—elimination of debt issuance costs	14.7
Repayment of Nexeo debt—elimination of discount	2.3

Total long-term debt pro forma adjustment	$562.2

(in millions)
Repayment of Nexeo current portion of long-term debt	$(6.5)
Establish current portion of long-term debt	$13.3

Total current portion of long-term debt adjustment	$6.8

(c) Reflects the acquisition method of accounting based on the estimated fair value, largely based on benchmarking analysis of other similar transactions, of the intangible assets of Nexeo. Goodwill represents the difference between the fair value of the estimated merger consideration and the fair value of the assets acquired and liabilities assumed in the merger transactions.

(in millions)
Intangible assets—elimination of historical	211.6
Intangible assets—fair value	368.0

Total intangible assets pro forma adjustment	156.4

(in millions)
Goodwill—elimination of historical	699.9
Goodwill—fair value	648.4

Total Goodwill pro forma adjustment	(51.5)

(d) Reflects the elimination of Nexeo’s historical additional paid in capital, retained earnings, accumulated other comprehensive income and treasury stock, and the issuance of approximately 28.0 million shares of Univar common stock to be issued in the merger.

(in millions)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated other comprehensive income	Treasury Stock
Elimination of historical balances	—	(771.5)	(34.2)	(9.0)	0.2
Issuance of Univar common stock, net of issuance costs	0.3	605.0	—	—	—
Estimated transaction advisory costs	—	—	(44.0)	—	—

Total	0.3	(166.5)	(78.2)	(9.0)	0.2

Retained earnings were reduced for estimated transaction advisory costs and debt issuance costs related to the Nexeo credit facilities. The estimated transaction advisory costs and debt extinguishment costs have been excluded from the unaudited condensed combined pro forma statement of operations as they reflect charges directly attributable to the mergers that will not have an ongoing impact on the combined company.

(e) Reflects (i) the elimination of the historical contingent consideration obligations that were paid in relation to the merger agreement, (ii) the amount of the TRA per the merger agreement and the fair value of the deferred compensation as of the expected date of the merger and, (iii) the payment of the TRA and deferred compensation at the time of the merger.

(in millions)
Elimination of historical Contingent consideration—TRA	(74.8)
Contingent consideration value per merger agreement	60.0
Payment to TRA equity holders	(60.0)
Elimination of historical Contingent consideration—deferred compensation	(62.7)
Contingent consideration fair value	49.1
Payment for deferred cash compensation	(49.1)

Total contingent consideration pro forma adjustment	(137.5)

(f) Deferred taxes—Reflects the preliminary adjustment to record deferred tax assets and liabilities in connection with the fair value adjustments to assets acquired and liabilities assumed. The estimated increase in deferred tax liabilities of $38.3 million was primarily determined based on the excess of the fair values of the acquired assets and liabilities assumed as compared to the tax basis of the assets acquired and liabilities assumed. The historical statutory tax rates were applied, as appropriate, to each adjustment based on the jurisdiction to which the adjustment relates. This estimate of deferred tax assets and liabilities is preliminary and is subject to change based upon management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction. Additional changes to deferred taxes may include, but are not limited to, changes in Univar’s assessment as to the realizability of deferred tax assets as a result of the combination, impacts to the statutory tax rates applied as a result of the combination, etc. Further, the deferred income tax effects of the Tax Cuts and Jobs Act (“TCJA”) are presented as recorded by the separate companies and have not been re-determined on a combined basis.

(in millions)
To record the deferred tax liability on the increase in fair value of the identified intangibles	$38.3

(g) Reflects adjustment to record the fair value of the Nexeo outstanding warrants (exercisable through 2021). Upon completion of the merger, the warrants will be converted into the right to receive, upon exercise, the merger consideration consisting of Univar common stock and cash, in accordance with the terms of the Warrant Agreement. Univar utilized a Black-Scholes option pricing model to determine the fair value of the warrants, computed using the following assumptions: expected option life two years, volatility 23.8%, and risk-free interest rate of 2.80%. As Univar does not have sufficient historical volatility data, the expected volatility is based on the average historical data of a peer group of public companies over a period equal to the expected term from the merger date. The risk-free interest rate assumption was based on the U.S. Treasury rates.

Note 6. Notes to Unaudited Pro Forma Condensed Combined Statements of Operation

(a) Reflects adjustments for the elimination of sales and the corresponding expenses related to transactions treated as intercompany as a result of the merger.

(b) Reflects the adjustments to reverse incurred and non-recurring transaction costs, which were recorded in Univar’s and Nexeo’s other operating expenses, net. The transaction costs reflected in historical statements of operations are as follows:

Pro Forma Nine Months Ended September 30, 2018
Reversal of Univar’s transaction costs	$(4.1)
Reversal of Nexeo’s transaction costs	(11.2)

Total pro forma adjustment for other operating expenses, net	$(15.3)

(c) Reflects the adjustments to (i) elimination of historical amortization expense and recognition of new amortization expense related to identifiable intangible assets calculated on a straight-line basis, except for customer relationships, which is calculated in proportion to how the asset will be utilized over the useful life.

(in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Reversal of Nexeo’s historical intangible asset amortization	$(21.2)	$(24.9)
Amortization of purchased identifiable intangible assets	41.9	53.4

Total intangible asset amortization	$20.7	$28.5

(d) Reflects the adjustments to (i) reverse interest expense associated with the anticipated repayment of Nexeo’s existing debt and (ii) recognition of new interest expense associated with the new debt financing.

(in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Elimination of Nexeo’s historical interest expense related to repayment of Nexeo’s debt	$35.4	$44.5
Interest expense on new debt financing	(44.0)	(57.1)

Total interest pro forma adjustment	$(8.6)	$(12.6)

A sensitivity analysis on interest expense for the nine months ended September 30, 2018 and the year ended December 31, 2017 has been performed to assess the effect of a change of 1/8% of the hypothetical interest rate would have on the debt. The interest rates assumed for purposes of preparing this pro forma financial information related to the new term loan facility is approximately 4.85% as of September 30, 2018. This rates are comprised of the one-month LIBOR rate of 2.35% as of November 30, 2018, plus certain margins specified in the facility agreements. A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $2 million for the nine months ended September 30, 2018 and approximately $2.5 million for the year ended December 31, 2017.

(e) Reflects the adjustment to eliminate the changes in fair value of the contingent consideration that was paid in relation to the merger agreement.

(in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Change in fair value of contingent consideration	26.1	(16.2)

(f) Income taxes—The adjustments described in the footnote represent the income tax effect of the pro forma adjustments related to the acquisition. These adjustments are calculated using historical statutory tax rates by jurisdiction, resulting in blended statutory tax rates (inclusive of state taxes) of 24.5% for the nine months ended September 30, 2018, and 39.2% for the year ended December 31, 2017. The income tax effects of the Tax Cuts and Jobs Act (TCJA), which was enacted in the United States on December 22, 2017, are presented as recorded by the separate companies and have not been re-determined on a combined basis. The provisions of TCJA are expected to reduce the U.S. federal statutory tax rate of the combined group to 21.0% for the year ending in 2018 and thereafter. As we continue to assess the impact on state filings, the applicable state tax rate may change due to various state specific factors.

(in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Income tax expense (benefit)	$(9.8)	$(9.8)

(g) Represents the pro forma weighted average shares outstanding that have been calculated using the historical weighted average shares of Univar common stock outstanding and the additional Univar equity awards estimated to be issued in conjunction with the merger transactions, assuming those shares and awards were outstanding for the six months ended September 30, 2018 and the year ended December 31, 2017, respectively.

Pro Forma Basic Weighted Average Shares (in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Historical Univar weighted average shares outstanding—basic	141.1	140.2
Shares of Univar common stock to be issued to Nexeo stockholders pursuant to the business combination agreement	27.9	27.9

Pro forma weighted average shares—basic	169.0	168.1

Pro Forma Diluted Weighted Average Shares (in millions)	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Historical Univar weighted average shares—diluted	142.1	141.4
Shares of Univar common stock to be issued to Nexeo stockholders pursuant to the business combination agreement	27.9	27.9
Pro Forma weighted average shares—diluted	170.0	169.3

CERTAIN BENEFICIAL OWNERS

Univar Beneficial Ownership Information

The tables below and the accompanying footnotes show information regarding the beneficial ownership of Univar’s common stock as of December 7, 2018, unless otherwise indicated.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of (or to direct the disposition of) such security. A person is also deemed to be a beneficial owner of any securities that such person has a right to beneficially acquire within 60 days. Securities that can be acquired within 60 days are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s ownership percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Percentage computations are based on 141,647,072 shares of common stock outstanding as of December 7, 2018.

What is the equity ownership of officers and directors?

The following table sets forth information with respect to the beneficial ownership of Univar’s common stock as of December 7, 2018 by each of the following persons:

•	each member of the Board of Directors and each nominee;

•	each of Univar’s named executive officers in the section titled Executive Compensation; and

•	all members of the Board of Directors and Univar’s executive officers as a group.

Who are Univar’s largest shareholders?

Based solely on the information filed with the SEC on Schedule 13G for the fiscal year ended

December 31, 2017, the following table sets forth those stockholders who beneficially own more than five percent of Univar’s common stock:

Name of Beneficial Owner(1)	Shares of Common Stock Owned	Percent
CD&R Univar Holdings, L.P. and related funds	11,561,039	8.2
Dahlia Investments Pte. Ltd. and related funds	14,078,012	9.99
FMR LLC	12,299,072	8.724
Iridian Asset Management LLC	8,235,899	5.8
The Vanguard Group	9,186,012	6.51

(1)	The address for each holder can be found on its most recent Schedule 13-G filing.

Beneficial ownership information for the number of shares owned is based on information contained in the last filed Form 4 with respect to Univar:

Name of Beneficial Owner	Shares of Common Stock Owned(1)	Percent
Rhonda Germany Ballintyn	7,016	*
Joan Braca	4,398	*
Mark J. Byrne	18,735	*
Daniel P. Doheny	22,900	*
Richard P. Fox	18,735	*
George J. Fuller(2)	19,771	*
David C. Jukes(3)	119,130	*
Carl J. Lukach(4)	134,688	*
Edward J. Mooney	14,914	*
Stephen D. Newlin(5)	319,781	*
Christopher D. Pappas Kerry Preete	80,077 8,333	* *
Nick Powell(6)	7,382	*
William S. Stavropoulos	18,735	*
David H. Wasserman	0	*
Robert L. Wood	15,655	*
All directors and named executive officers as a group (16 persons)	810,250	*

*	Share ownership does not exceed one percent.
(1)

Represents following for each beneficial owner: (i) shares of common stock held, (ii) restricted stock units (“RSUs”) that will vest within 60 days of December 7, 2018, and (iii) option exercisable within 60 days of December 7, 2018.

(2)	Includes for Mr. Fuller 10,509 RSUs and 7,250 options that are scheduled to vest within 60 days from December 7, 2018.
(3)	Includes for Mr. Jukes 16,006 RSUs and 14,796 options that are scheduled to vest within 60 days from December 7, 2018.
(4)	Includes for Mr. Lukach 23,356 RSUs and 30,266 options that are scheduled to vest within 60 days from December 7, 2018.
(5)	Includes for Mr. Newlin 41,780 RSUs and 57,070 options that are scheduled to vest within 60 days from December 7, 2018.
(6)	Includes for Mr. Powell 1,396 RSUs and 4,756 options that are scheduled to vest within 60 days from December 7, 2018.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to Univar’s knowledge, sole voting and investment power with respect to the indicated shares of common stock. The address for each individual listed above is c/o Univar Inc., 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the directors, executive officers and persons who own more than ten percent of the outstanding shares of Univar common stock to file with the SEC reports of their ownership and changes in their ownership of the Company’s common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish the Company with copies of all ownership reports they file with the SEC. To the Company’s knowledge based solely upon a review of the copies of such forms furnished to the Company, and on written representations from the reporting persons, the Company believes that all Section 16(a) filing requirements will be met for the year 2018, except that a report on beneficial ownership on Form 4 for Ms. Braca was filed late.

Nexeo Beneficial Ownership Information

The following table sets forth information known to Nexeo regarding the beneficial ownership of its common stock as of December 4, 2018, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of Nexeo’s outstanding common stock;

•	each of Nexeo’s named executive officers;

•	each of Nexeo’s directors; and

•	all of Nexeo’s executive officers and directors as a group.

The information below is based on 89,698,331 shares of common stock outstanding as of December 4, 2018.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days of December 4, 2018, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Nexeo’s Common Stock shown as beneficially owned by them. Except as indicated in the footnotes to this table, the address for each beneficial owner is c/o Nexeo Solutions, Inc., 3 Waterway Square Place, Suite 1000, The Woodlands, Texas, 77380.

	Shares Beneficially Owned
Name and Address of Beneficial Owners	Number	Percent of Class(1)
TPG Funds(2)	31,127,844	34.7%
First Pacific Advisors, LLC(3)	25,618,557	28.6%
Park West Asset Management LLC(4)	8,195,447	9.1%
Named Executive Officers and Directors
David A. Bradley(5)(6)	217,603	*	%
Ross J. Crane(5)(6)	21,053	*	%
Michael B. Farnell, Jr.(5)(6)	21,053	*	%
Brian K. Herington(5)(6)	68,576	*	%
Shawn D. Williams(5)(6)	18,576	*	%
Kenneth M. Burke(5)(6)(7)	22,757	*	%
Brian A. Selmo(5)(8)	0
Dan F. Smith(5)(6)(7)	22,757	*	%
Nathan H. Wright(9)	0	*	%
Christopher J. Yip(9)	0	*	%
Thomas E. Zacharias(5)(10)	36,757	*	%
Robert J. Zatta(5)(7)	20,438	*	%
All directors and executive officers as a group(7)(12)	536,827	*	%

(*)	Represents less than 1%
(1)	Based on 89,698,331 shares of Common Stock outstanding as of December 4, 2018.
(2)

Shares beneficially owned include: (i) 12,926,291 shares of Common Stock held by TPG VI Neon I, L.P., a Delaware limited partnership (including 1,447,789 Founder Shares), (ii) 16,294,874 shares of Common Stock held by TPG VI Neon II, L.P., a Delaware limited partnership (including 1,825,082 Founder Shares), (iii) 115,497 shares of Common Stock held by TPG VI FOF Neon, L.P., a Delaware limited partnership (including 12,936 Founder Shares) and (iv) 1,791,182 shares of Common Stock held by Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”) (including 268,433 Founder Shares). The general partner of each of TPG VI Neon I, L.P., TPG VI Neon II, L.P. and TPG VI FOF Neon, L.P. is TPG Advisors VI, Inc., a Delaware corporation. The managing member of Nexeo Holdco is TPG VI AIV SLP SD, L.P., a Delaware limited partnership, whose general partner is TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“TPG Group Advisors”). The shares described herein are referred to as the TPG Shares. David Bonderman and James G. Coulter are officers and sole shareholders of each of TPG Advisors VI, Inc. and TPG Group Advisors and may therefore be deemed to be beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein. The address of each of the above-mentioned entities and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Share ownership is based on the Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc. on September 18, 2018.

(3)

Shares beneficially owned include: (i) 20,123,426 shares of Common Stock held by FPA Crescent Fund, a series of FPA Funds Trust, a Delaware trust (“FPA Crescent Fund”) (including 2,431,709 Founder Shares); (ii) 816,923 shares of Common Stock (including 138,224 Founder Shares) held by FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Global Opportunity”); (iii) 1,775,556 shares of Common Stock (including 251,058 Founder Shares) held by FPA Select Drawdown Fund, L.P., a Delaware limited partnership (“FPA Select Drawdown”); (iv) 148,987 shares of Common Stock (including 16,799 Founder Shares) owned by FPA Select Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Select”); (v) 280,167 shares of Common Stock (including 25,796 Founder Shares) held by FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Value Partners”); (vi) 182,067 shares of Common Stock held by FPA Select Maple Fund, L.P., a Delaware limited partnership (“FPA Select Maple”); (vii) 163,339 shares of Common Stock held by FPA Select Fund II, L.P., a Delaware limited partnership (“FPA Select II”); (viii) 1,481,699 shares of Common Stock (including 1,256,166 Founder Shares) held by WLR Fund I LLC, a Delaware limited liability company; and (ix) 646,393 shares of Common Stock (including 78,110 Founder Shares) held by certain unaffiliated separately managed accounts (the “Managed Accounts” collectively, with FPA Crescent Fund, FPA Global Opportunity, FPA Select Drawdown, FPA Select, FPA Value Partners, FPA Select Maple, FPA Select II, and WLRS Fund I, LLC, the “FPA Funds”) The address of each of the above-mentioned entities is c/o First Pacific Advisors, LLC, 11601 Wilshire Blvd., Suite 1200, Los Angeles, California 90025. First Pacific Advisors, LLC (“FPA”) may be deemed to share voting and/or investment power over shares beneficially owned as the investment adviser of the FPA Funds. Mr. J. Richard Atwood may be deemed to share voting and/or investment power over the shares beneficially owned by FPA Funds as a Managing Partner of FPA. Mr. Steven T. Romick may be deemed to share voting and/or investment power over the shares beneficially owned by the FPA Funds as a Portfolio Manager of FPA Funds and a Managing Partner of FPA. Messrs. Brian Selmo and Mark Landecker may be deemed to share voting and/or investment power over the shares beneficially owned by FPA Funds as Portfolio Managers of FPA Funds and Partners of FPA. The address of each of the above-mentioned individuals is c/o First Pacific Advisors, LLC, 11601 Wilshire Blvd., Suite 1200, Los Angeles, California 90025. Share ownership is based on the Schedule 13D filed by FPA and the FPA Funds on September 19, 2018.
(4)

Shares beneficially owned include: (i) 6,253,057 shares of Common Stock (including 3,685,393 Founder Shares) held by Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”); and (ii) 795,970 shares of Common Stock (including 482,972 Founder Shares) held by Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”). Park West Asset Management LLC (“PWAM”) may be deemed to share voting and/or investment power over shares beneficially owned as the investment manager to the PW Funds. Mr. Peter S. Park may be deemed to share voting and/or investment power over the shares beneficially owned by the PW Funds as the sole member and manager of PWAM. The address for Mr. Park and each of the above-named entities is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939. Share ownership is based on the Schedule 13G filed by PWAM on February 14, 2018.

(5)	The address for such individual is Nexeo Solutions, LLC, 3 Waterway Square Pl, Suite 1000, The Woodlands, Texas 77380.
(6)

Shares beneficially owned exclude (i) the 1,791,182 shares of Common Stock held by Nexeo Holdco, LLC, a Delaware limited liability company (including 268,433 Founder Shares) and (ii) any PSUs that may have been awarded to such individual. Such individual disclaims any beneficial interest in any shares owned by Nexeo Holdco except to the extent of such individual’s pecuniary interest therein. See Footnote 2 for a description of the Nexeo Holdco shares of Common Stock.

(7)

Shares beneficially owned include 12,004 shares granted as restricted stock to such individual in accordance with his Board service and that vest on August 1, 2018. Shares beneficially owned by Mr. Zatta also include 5,434 shares granted as restricted stock in accordance with his Board service and that vested on May 4, 2018.

(8)

Brian A. Selmo is a Portfolio Manager of FPA Funds and an FPA Partner. He may be deemed to share voting and/or investment power over the shares beneficially owned by FPA Funds. See Footnote 3 for a description of the FPA Funds shares of Common Stock. Mr. Selmo’s address is c/o First Pacific Advisors, LLC, 11601 Wilshire Blvd., Suite 1200, Los Angeles, California 90025.

(9)

Nathan H. Wright is a TPG Partner and Christopher J. Yip is a Principal at TPG Global LLC. Neither Mr. Wright nor Mr. Yip has voting or investment power over and each disclaims beneficial ownership of the TPG Shares. The address of Messrs. Wright and Yip is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(10)

Shares beneficially owned include (i) 12,004 shares granted as restricted stock to such individual in accordance with his Board service and that vest on August 1, 2018; and (ii) 10,000 Founder Shares granted for prior Board service to WLRH in connection with the Business Combination over which he has sole voting and investment power.

(11)

Shares beneficially owned include (i) 49,287 shares of restricted stock held by Ronald J. LaBuschewsky, (ii) 21,927 shares of restricted stock held by Kristina A. Smith, (iii) 9,851 shares of common stock held by Michael L. Everett (of which 7,351 are restricted shares), and (iv) 6,192 shares of restricted stock held by Alberto J. Machado.

DESCRIPTION OF UNIVAR CAPITAL STOCK

The following description of the material terms of Univar capital stock is a summary only and is not a complete description of such terms. This description is subject to the detailed provisions of, and is qualified by reference to, Delaware law, the Univar certificate of incorporation and the Univar bylaws. Copies of Univar’s certificate of incorporation and Univar’s bylaws are incorporated by reference and will be sent to holders of Nexeo common stock free of charge upon written or telephonic request. For additional information on Univar’s capital stock, see “Comparison of Stockholders’ Rights” and “Where You Can Find More Information” beginning on pages 25 and 186, respectively, of this prospectus/joint proxy and consent solicitation statement.

Authorized Shares

Univar’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share and 200,000,000 shares of preferred stock, par value $0.01 per share. As of January 22, 2019 there were      shares of common stock (net of treasury shares) outstanding and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of Univar common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitled to one vote.

Dividends. Holders of Univar stock are entitled to receive dividends declared by the Univar board at any regular or special meeting of the Univar board and any such dividend may be paid in cash, property or shares of Univar’s capital stock. Any dividends declared by the Univar board are subject to any applicable provisions of law and the Univar certificate of incorporation and, for so long as the stockholders’ agreement is in effect, the then-applicable terms, if any, of the stockholders’ agreement. As of the date of this prospectus/joint proxy and consent solicitation statement, Univar does not intend to declare and pay dividends on its common stock for the foreseeable future.

Liquidation, Dissolution and Winding Up. Upon liquidation (whether voluntary or involuntary) or a reduction in Univar’s capital that results in any distribution of assets to stockholders, the holders of Univar common stock are entitled to receive, pro rata according to the number of shares held by each, all of the assets of Univar remaining for distribution after payment to creditors and the holders of any issued and outstanding preferred stock of the full preferential amounts to which they are entitled.

Preemptive or Other Rights. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption provisions with respect to the shares.

Election of Directors. Univar’s directors are elected annually. Prior to August 17, 2018, Univar directors were divided into three classes (Class I, Class II, Class III) and were elected for three-year terms. Beginning at Univar’s 2019 annual meeting, directors will be elected for one-year terms. Directors elected on or prior to Univar’s 2018 annual meeting will serve out their original three-year terms. Directors are elected by a plurality of votes cast.

Preferred Stock

Univar may issue, without further authorization from Univar’s stockholders, up to 200,000,000 shares of preferred stock in one or more series. The board of directors may determine at the time of creating each series:

•	voting powers;

•	designations; and

•	other preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of the series.

Further, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any such class or series, the board is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

Anti-Takeover Effects

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s outstanding voting stock) for three years following the time that the “interested stockholder” becomes such, under certain circumstances and subject to certain exceptions.

Univar has opted out of Section 203 of the DGCL in its certificate of incorporation and is therefore not governed by the terms of this provision of the DGCL.

Director Nominations and Stockholder Proposals

The Univar bylaws provide that Univar stockholders may propose business to be brought before a meeting of stockholders or nominate directors only if they provide notice not less than 90 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting of Nexeo stockholders. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the immediately preceding annual meeting, notice by the Nexeo stockholder must be received not less than 90 days nor more than 120 days prior to the new annual meeting day or not later than the close of business on the 10th day after the first public announcement of the date of the meeting.

Transfer Agent and Registrar

The Univar board may appoint one or more transfer agents and one or more registrars, and may require all certificates representing shares to bear the signature of any such transfer agents or registrars.

Exchange Listing

Univar common stock is currently listed on the NYSE under the symbol “UNVR.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

Univar and Nexeo are both Delaware corporations subject to the provisions of the DGCL. At the time of the first merger, each share of Nexeo common stock (other than dissenters’ shares or treasury shares held by Nexeo and any shares of Nexeo common stock owned by any Nexeo subsidiary, Univar or Univar subsidiary) will be converted into the right to receive the merger consideration, consisting of .305 of a share of Univar common stock, plus the cash consideration. As a result, Nexeo stockholders will become stockholders of Univar and will have their rights as stockholders governed by the Univar certificate of incorporation and the Univar bylaws. The Univar certificate of incorporation and the Univar bylaws differ from the Nexeo certificate of incorporation and the Nexeo bylaws that currently govern the rights of Nexeo stockholders.

Set forth below are the material differences between the rights of a holder of Univar common stock under the Univar certificate of incorporation and the Univar bylaws, on the one hand, and a holder of Nexeo common stock under the Nexeo certificate of incorporation and the Nexeo bylaws, on the other hand.

The following summary does not reflect any rules of NASDAQ, NYSE or any federal securities laws that may apply to Univar or Nexeo in connection with the matters discussed. In addition, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the constituent documents of Univar and Nexeo.

Univar	Nexeo
Authorized Capital

• 2,000,000,000 shares of common stock, par value $0.01 per share. As of January 22, 2019, there were shares of Univar common stock outstanding.	• 300,000,000 shares of common stock, par value $0.0001 per share. As of January 22, 2019, there were shares of Nexeo common stock outstanding.

•  200,000,000 shares of preferred stock, par value $0.01 per share. No shares of Univar preferred stock are outstanding as of the date of this joint proxy and consent solicitation statement/prospectus.

• 1,000,000 shares of preferred stock, par value $0.0001 per share. No shares of Nexeo preferred stock are outstanding as of the date of this joint proxy and consent solicitation statement/prospectus.

Under the Univar certificate of incorporation, the Univar board has the authority to issue preferred stock in one or more classes or series and to establish the designations, preferences and rights, including voting rights, of each series.	Under the Nexeo certificate of incorporation, the Nexeo board has the authority to issue preferred stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series.

Voting Rights

Each holder of Univar common stock is entitled to one vote per share.	Each holder of Nexeo common stock is entitled to one vote per share.

Founder Shares

Univar does not have Founder Shares.	At the time of Nexeo’s initial public offering in 2014, shares of Nexeo common stock, more commonly referred to as “Founder Shares,” were issued to WL Ross LLC. The Founder Shares are nearly identical to common shares, including voting rights, and are calculated as part of Nexeo’s outstanding common shares. However, the Founder Shares are subject to

Univar	Nexeo
certain restrictions such as the inability to participate in dividends or other distributions that do not apply to Nexeo’s common stock. As of the date of this joint proxy and consent solicitation statement/prospectus, there are 12,476,250 Founder Shares outstanding, held by various stockholders of Nexeo.

Warrants

Univar has not issued any warrants. Following the closing, Nexeo’s warrants will continue as warrants of Univar, on the terms and conditions set forth in the warrant agreement.	Nexeo has issued warrants to certain holders of its stock. As of the date of this joint proxy and consent solicitation statement/prospectus, there are 50,025,000 warrants outstanding to purchase 25,012,500 shares of Nexeo common stock at an exercise price of $11.50 per share.

Quorum

Holders of shares of Univar stock entitled to cast a majority of the total votes that all of the outstanding shares of Univar stock would be entitled to cast at a meeting, represented in person or by proxy, constitute a quorum at any meeting of stockholders.

However, when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Holders of shares of Nexeo stock entitled to cast a majority of the total votes that all of the outstanding shares of Nexeo stock would be entitled to cast at a meeting, represented in person or by proxy, constitute a quorum at any meeting of stockholders.

However, when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Number of Directors and Size of Board

•  The Univar certificate of incorporation provides that there must be not fewer than six and not more than 14 directors serving on the Univar board.

However, subject to any rights of any holders of any class or series of preferred stock to elect directors and the rights granted pursuant to the Fourth Amended and Restated Stockholders’ Agreement, dated as of June 23, 2015, by and among Univar Inc., CD&R Univar Holdings, L.P., Univar N.V., Dahlia Investments Pte. Ltd., and certain other stockholders of Univar (as amended from time to time, the “Stockholders’ Agreement”), the precise number of Univar directors shall be fixed, and may be altered from time to time, only by resolution of the Univar board.

•  The Nexeo certificate of incorporation provides that the number of Nexeo directors, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, is fixed from time to time by the Nexeo board pursuant to a resolution adopted by a majority of the Nexeo board.

• The Univar board currently has 13 directors.	• The Nexeo board currently has eight directors.

Univar	Nexeo

Term of Directors

Univar amended its certificate of incorporation effective August 17, 2018 as approved by Univar stockholders at its most recent annual meeting held on May 9, 2018. The amendment to the Univar certificate of incorporation provides for the annual election of directors. Prior to August 17, 2018, Univar directors were divided into three classes (Class I, Class II, Class III) and were elected for three-year terms. Beginning at Univar’s 2019 annual meeting, directors will be elected for one-year terms. Directors elected on or prior to Univar’s 2018 annual meeting will serve out their original three-year terms.	The Nexeo board is classified. Directors are divided into three classes (Class I, Class II, Class III) and are elected for three-year terms.

Election of Directors

The Univar bylaws provide that directors are elected by a plurality of votes cast.

However, for so long as the Stockholders’ Agreement is in effect, the election of any director shall also be subject to the then-applicable terms, if any, of the Stockholders’ Agreement. The Stockholders’ Agreement is currently silent on the number of votes required to elect directors.

The Nexeo certificate of incorporation provides that Nexeo directors are elected by a plurality of votes cast.

Removal of Directors

The Univar certificate of incorporation provides that directors of Univar may be removed from office only for cause and only by the affirmative vote of holders of at least 75% of the votes to which all Univar stockholders would be entitled to cast in any election of directors or class of directors.

Under the DGCL, stockholders have the right to remove annually elected directors (i.e., directors to be elected at Univar’s 2019 annual meeting and elected in subsequent annual meetings) without cause by a majority vote of the outstanding shares of Univar.

The Nexeo certificate of incorporation provides that directors of Nexeo may be removed from office at any time, but only for cause or only by the affirmative vote of holders of 75% of the voting power of all then-outstanding shares of capital stock of Nexeo entitled to vote generally in the election of directors, voting together as a single class, at a meeting of the stockholders called for that purpose; provided, however, that prior to the first date on which investment funds affiliated with TPG Capital, L.P. and their respective successors and affiliates (which we refer to collectively as the TPG entities) and WL Ross Sponsor LLC and its successors and affiliates (which we refer to collectively as the WLR entities and together with the TPG entities, the sponsor holders) cease collectively to beneficially own (directly or indirectly) more than 30% of the outstanding shares of common stock (which we refer to as the trigger date), the Nexeo directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Nexeo entitled to vote generally in the election of directors,

Univar	Nexeo
voting together as a single class. As of the date of this joint proxy and consent solicitation statement/prospectus the trigger date has not occurred.

Vacancies of Directors

Board vacancies are filled by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, including vacancies as a result of the removal of a Univar director or an enlargement of the Univar board.	Board vacancies are filled by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, except that prior to the trigger date, any vacancy created by the removal of a director designated by a sponsor holder shall be filled exclusively by such sponsor holder.

Stockholder Action by Written Consent

The Univar certificate of incorporation provides that Univar stockholders may not act by written consent. Any action required or permitted to be taken at any annual meeting or special meeting of Univar stockholders may be taken only upon the vote of stockholders at an annual or special meeting.

Prior to the trigger date, any action required or permitted to be taken by Nexeo stockholders may be effected without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

From and after the trigger date, any action required or permitted to be taken by the Nexeo stockholders may be effected only at a duly called annual or special meeting of the Nexeo stockholders and may not be effected by any consent in writing by the Nexeo stockholders.

Amendment of Certificate of Incorporation

The Univar certificate of incorporation may generally be amended in any matter permitted by the DGCL. Under the DGCL, a company’s certificate may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote on such amendment.

In addition to the permitted amendments to the Univar certificate of incorporation allowed under the DGCL, a supermajority vote of stockholders (75%) is required by the Univar certificate of incorporation to amend certain provisions. The provisions of the Univar certificate of incorporation related to the following may not be altered, amended or repealed in any respect unless such amendment, alteration or repeal is approved by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of Univar capital stock entitled to vote generally in the election of directors, voting together as a single class:

Prior to the trigger date, no provision of the certificate of incorporation may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent with the certificate of incorporation be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Nexeo entitled to vote in the election of directors, voting together as a single class, which such majority must include at least 65% of the shares then held by the sponsor holders.

From and after the trigger date, provisions of the Nexeo certificate of incorporation related to the following may not be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent with the certificate of incorporation be

Univar	Nexeo

•  management of the business and affairs of Univar;

•  stockholder action by written consent;

•  ability to call special meetings of stockholders;

•  limitations on business opportunities for “Sponsors,” as defined in the Univar certificate of incorporation;

•  Univar’s election not to be governed by Section 203 of the DGCL;

•  amendments to the certificate of incorporation;

•  amendments to the bylaws; and

•  the selection of the Court of Chancery of the State of Delaware as the exclusive jurisdiction for certain actions.

adopted, unless such alteration, repeal or adoption is approved by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of capital stock of Nexeo entitled to vote in the election of directors, voting together as a single class, at a meeting of the stockholders called for that purpose:

•  change Nexeo’s designated registered agent;

•  the number, term and qualifications of directors;

•  filling vacancies on the Nexeo board;

•  removing directors;

•  stockholder action by written consent;

•  ability to call special meetings of stockholders;

•  limitations on business combinations;

•  limitations on corporate opportunities for sponsor holders and their respective affiliates; and

•  amendments to the certificate of incorporation.

Amendment of Bylaws

The Univar bylaws may be amended, altered or repealed in the following ways:

•  resolution adopted by a majority of the Univar board at any special or regular meeting of the Univar board; or

•  at any regular or special meeting of stockholders upon the affirmative vote of at least 75% of Univar shares entitled to vote generally in the election of Univar directors.

Any amendments to the bylaws must be consistent with the applicable terms of the Stockholders’ Agreement.

The Nexeo bylaws may be altered, amended or repealed in accordance with the Nexeo certificate of incorporation and the DGCL. As a general matter, Nexeo bylaws may be amended by an affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Nexeo entitled to vote in the election of directors, voting together as a single class.

Notice Requirements for Stockholder Nominations and Proposals

In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the Univar bylaws generally require a stockholder to give timely notice of such business in writing to the Secretary of Univar. To be timely, a stockholder’s written notice must be delivered or mailed to the Secretary of Univar so that it is received not less than 90 and not more than 120 days prior to the anniversary date of the immediately preceding annual meeting, or if the date of the meeting is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the immediately preceding annual	In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the Nexeo bylaws generally require a stockholder to give timely notice of such business in writing to the Corporate Secretary of Nexeo. To be timely, a stockholder’s written notice must be delivered or mailed to the Corporate Secretary of Nexeo so that it is received not less than 90 and not more than 120 days prior to the anniversary date of the immediately preceding annual meeting, or if the date of the meeting is not within 45 days before or after such anniversary date, then such notice must be

Univar	Nexeo
meeting, then such notice must be received not less than 90 and not more than 120 days prior to the new annual meeting day or not later than the 10th day after the first public announcement of the date of the meeting. The Univar bylaws further describe the information that a stockholder must provide in such notice, which generally relates to the stockholder submitting the notice, the Univar stock held by such stockholder, and the director nominee or the other business desired to be brought before the annual meeting.	received not less than 90 and not more than 120 days prior to the new annual meeting day or not later than the close of business on the 10th day after the first public announcement of the date of the meeting. The Nexeo bylaws further describe the information that a stockholder must provide in such notice, which generally relates to the stockholder submitting the notice, the Nexeo stock held by such stockholder, and the director nominee or the other business desired to be brought before the annual meeting.

Right to Call a Special Meeting of Stockholders

The Univar certificate of incorporation provides that a special meeting of stockholders may be called only by or at the direction of the Univar board pursuant to a resolution of the Univar board adopted by a majority of the total number of directors then in office.

Subject to the rights of holders of any outstanding series of preferred stock, special meetings of stockholders may be called only by:

•  the Chairman of the Nexeo board;

•  the Nexeo board pursuant to a resolution adopted by a majority of the Nexeo board; or

•  prior to the trigger date, by the Corporate Secretary of Nexeo at the request of the stockholders of 30% or more of the outstanding shares of common stock.

After the trigger date, stockholders are prohibited from calling a special meeting.

Limitation of Personal Liability of Directors

The Univar certificate of incorporation provides that no director will be personally liable to Univar or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:	The Nexeo certificate of incorporation provides that no director will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• a breach of the director’s duty of loyalty to Univar or its stockholders;	• a breach of the director’s duty of loyalty to Nexeo or its stockholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;	• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• the payment of a dividend or the approval of a stock repurchase or redemption which is unlawful under the DGCL; or	• the payment of a dividend or the approval of a stock repurchase or redemption which is unlawful under the DGCL; or

• any transaction from which the director derived an improper personal benefit.	• any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to further eliminate or limit, or to authorize further elimination or limitation of, the personal liability of directors for breach of fiduciary duty, then the personal liability of the directors of	If the DGCL is amended to further eliminate or limit, or to authorize further elimination or limitation of, the personal liability of directors for breach of fiduciary duty, then the personal liability of the

Univar	Nexeo
Univar will be limited to the full extent permitted by the DGCL, as amended.	directors of Nexeo will be limited to the full extent permitted by the DGCL, as amended.

Indemnification

To the fullest extent permitted by the DGCL, the Univar certificate of incorporation provides that Univar will indemnify and advance expenses to Univar directors. However, Univar is not obligated to indemnify or advance expenses to a Univar director for an action, suit or proceeding instituted by such Univar director, unless such action, suit or proceeding has been authorized by the Univar board.	To the fullest extent permitted by applicable law, the Nexeo certificate of incorporation provides that Nexeo will indemnify, advance expenses and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Nexeo or, while a director or officer of Nexeo, is or was serving at the request of Nexeo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise tax and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such Proceeding. Nexeo shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expense in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified.

State Antitakeover Statutes and Certain Certificate of Incorporation Provisions

Section 203 of the DGCL provides that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation (an “Interested Stockholder”) but less than 85% of such shares may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless, prior to such date, the board of directors of the	Section 203 of the DGCL provides that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation (an “Interested Stockholder”) but less than 85% of such shares may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless, prior to such date, the board of

Univar	Nexeo

corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Univar has opted out of Section 203 of the DGCL.

directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Nexeo has opted out of Section 203 of the DGCL, but has adopted a substantially similar provision in its certificate of incorporation.

Under the substantially similar provision, Nexeo shall not engage in any business combination at any point in time at which Nexeo’s common stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•  prior to such time, the Nexeo board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Nexeo voting stock at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•  at or subsequent to such time, the business combination is approved by the Nexeo board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding Nexeo voting stock which is not owned by the interested stockholder.

The terms “business combination,” “interested stockholder” and “voting stock” are defined in Nexeo’s certificate of incorporation.

APPRAISAL RIGHTS

General

Under the DGCL, if an Nexeo stockholder of record does not wish to accept the merger consideration provided for in the merger agreement and the merger is consummated, such Nexeo stockholder has the right to seek appraisal of his, her or its shares of Nexeo common stock and to receive payment in cash for the fair value of his, her or its shares of Nexeo common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Nexeo common stock. These rights are known as appraisal rights. The “fair value” of such shares of Nexeo common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a Nexeo stockholder of record is otherwise entitled to receive for the same number of shares of Nexeo common stock under the terms of the merger agreement. Nexeo stockholders of record who elect to exercise appraisal rights must not vote in favor of or consent in writing to the merger agreement proposal and must comply with the other provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A Nexeo stockholder of record who wishes to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent in favor of adopting the merger agreement, or deliver a signed consent without indicating a decision on the merger agreement proposal. Any signed written consent returned without indicating a decision on the merger agreement proposal will be counted as approving the merger agreement proposal.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a Nexeo stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex G to this joint proxy and consent solicitation/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Nexeo stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “Nexeo stockholders” or “you” are to the record holders of shares of Nexeo common stock immediately prior to the initial merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Nexeo common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that, where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective time of the merger. Only those Nexeo stockholders who did not submit a written consent adopting the merger agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Nexeo, if sent prior to the initial merger, or the surviving corporation in the merger, if given after the initial merger. If given at or after the initial merger, the notice must also specify the time of the initial merger; otherwise, a supplementary notice will provide this information.

Following Nexeo’s receipt of sufficient written consents to adopt the merger agreement, Nexeo will send all non-consenting Nexeo stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents. A Nexeo stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Nexeo stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

How to Preserve, Exercise and Perfect Your Appraisal Rights

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the merger agreement, or deliver a signed written consent without indicating a decision on the merger agreement proposal. Consents that are executed and delivered without indicating a decision on the merger agreement proposal will be counted as approving the merger agreement proposal, which will also eliminate any appraisal rights. As described below, you must also continue to hold your shares through the completion of the initial merger.

If you elect to demand appraisal of your shares of Nexeo common stock, you must deliver to Nexeo or the surviving corporation, as applicable, at the specific address, which will be included in the notice of appraisal rights, a written demand for appraisal of your shares of Nexeo common stock within twenty (20) days after the date of the mailing of such notice. Do not submit a demand before the date of the notice of appraisal rights, because under Delaware case law, a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A Nexeo stockholder wishing to exercise appraisal rights must hold of record the shares of Nexeo common stock on the date the written demand for appraisal is made and must continue to hold of record the shares of Nexeo common stock through the effective time of the initial merger. Appraisal rights will be lost if your shares of Nexeo common stock are transferred prior to the initial merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of Nexeo common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger transactions are completed, you (assuming that you hold your shares through the initial merger) will be entitled to receive payment for your shares of Nexeo common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Nexeo common stock.

In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of Nexeo common stock must reasonably inform Nexeo or the surviving corporation, as applicable, of the identity of the Nexeo stockholder of record and his, her or its intent to seek appraisal rights. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Nexeo common stock, fully and correctly, as the stockholder’s name appears on the Nexeo stock certificate(s), should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Nexeo common stock in connection with the merger transactions. The demand cannot be made by the beneficial owner of shares of Nexeo common stock if such beneficial owner does not also hold of record the shares of Nexeo common stock. The beneficial owner of shares of Nexeo common stock must, in such cases, have the holder of record of such shares of Nexeo common stock submit the required demand in respect of such shares.

If shares of Nexeo common stock are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder. If the shares of Nexeo common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a Nexeo stockholder; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds shares of Nexeo common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Nexeo common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Nexeo common stock as to which appraisal is sought. Where no number of shares of Nexeo common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Nexeo common stock held in the name of the record holder.

Univar’s Actions After Completion of the Initial Merger

At any time within 60 days after the effective time of the initial merger, any Nexeo stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of Nexeo common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the initial merger will require written approval of the surviving corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective time of the initial merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Nexeo stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of Nexeo common stock.

Within 120 days after the effective time of the initial merger, but not thereafter, either the surviving corporation or any Nexeo stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Nexeo common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a Nexeo stockholder, service of a copy of such petition will be made upon the surviving corporation. Univar has no present intent to cause Nexeo to file such a petition and has no obligation to cause such a petition to be filed, and Nexeo stockholders should not assume that the surviving corporation will file a petition. Accordingly, the failure of a Nexeo stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the initial merger, any Nexeo stockholder who has properly filed a written demand for appraisal and who did not submit a written consent adopting the merger agreement, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of Nexeo common stock for which a written consent adopting the merger agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Nexeo common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a Nexeo stockholder and a copy of the petition is served upon the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Nexeo stockholders who have demanded an appraisal of their shares of Nexeo common stock and with whom agreements as to the value of their shares of Nexeo common stock have not been reached. After notice to Nexeo stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require Nexeo stockholders who have demanded payment for their shares of Nexeo common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the Nexeo stockholders entitled to appraisal of their shares of Nexeo common stock, the Delaware Court of Chancery will appraise the shares of Nexeo common stock, determining their fair value as of the initial merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger transactions, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the Nexeo stock certificates representing their shares of Nexeo common stock. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the initial merger and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and Nexeo stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, neither Nexeo nor Univar anticipates offering more than the merger consideration to any stockholder exercising appraisal rights, and Nexeo and Univar reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Nexeo common stock is less than the per share merger consideration.

In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the Nexeo stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each Nexeo stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of an Nexeo stockholder, the Delaware Court of Chancery could order all or a portion of the expenses incurred by any Nexeo stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Nexeo common stock entitled to appraisal. Any Nexeo stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the initial merger, be entitled to deliver written consent for shares of Nexeo common stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares of Nexeo common stock, other than with respect to payments as of a record date prior to the initial merger. However, if no petition for appraisal is filed within 120 days after the completion of the initial merger, or if an Nexeo stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that Nexeo stockholder to appraisal will cease and that Nexeo stockholder will only be entitled to receive the merger consideration for his, her or its shares of Nexeo common stock pursuant to the merger agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, Nexeo stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

LEGAL MATTERS

The validity of the shares of Univar common stock to be issued pursuant to the merger agreement will be passed upon by WLRK, counsel to Univar.

EXPERTS

Univar

The consolidated financial statements of Univar Inc. appearing in Univar’s Current Report (Form 8-K) for the year ended December 31, 2017, filed on November 1, 2018, and the effectiveness of Univar’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Nexeo

The financial statements of Nexeo Solutions, Inc. (“Successor”) as of September 30, 2018 and 2017, for each of the three years in the period ended September 30, 2018 and management’s assessment of the effectiveness of internal control over financial reporting, (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration statement on Form S-4 by reference to the Annual Report on Form 10-K of Nexeo Solutions, Inc. for the fiscal year ended September 30, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Nexeo Solutions Holdings, LLC (“Predecessor”) for the period from October 1, 2015 to June 8, 2016 incorporated in this Registration statement on Form S-4 by reference to the Annual Report on Form 10-K of Nexeo Solutions, Inc. for the fiscal year ended September 30, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Univar will hold its 2019 annual meeting of stockholders, referred to as the Univar 2019 annual meeting, regardless of whether the merger transactions have been completed.

Under the rules of the SEC, Univar stockholders who intend to present proposals for consideration at the Univar 2019 annual meeting, and who wish to have their proposals included in Univar’s proxy statement and proxy card for that meeting, must be certain that their proposals are received at Univar’s principal executive offices in Downers Grove, Illinois on or before November 20, 2018. Proposals should be sent to: Secretary, Univar Inc., 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515.

Any Univar stockholder who desires to submit a proposal of business to be considered by stockholders at the Univar 2019 annual meeting must send the recommendation in writing to: Secretary, Univar Inc., 3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515, with proper notice, as provided in the Univar bylaws, as amended, not less than 90 and no more than 120 days prior to the first anniversary of Univar’s annual meeting of stockholders for the previous year. For the Univar 2019 annual meeting, Univar’s Secretary must receive this notice on or after January 4, 2019, and on or before February 3, 2019, unless the Univar 2019 annual meeting is more than 30 days before, or more than 70 days after, such anniversary date, then notice by the Univar stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the Univar 2019 annual meeting and not later than the close of business on the later of the 90th day prior to the Univar 2019 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Univar stockholders may contact Univar’s Secretary at the address mentioned above for a copy of the relevant Univar bylaw provisions regarding the requirements for making stockholder proposals.

All proposals must also comply with the applicable requirements of the federal securities laws and the Univar bylaws in order to be included in the proxy statement and proxy card for the Univar 2019 annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

Univar has filed a registration statement on Form S-4 to register with the SEC the shares of Univar common stock to be issued to Nexeo stockholders as the stock consideration. This joint proxy and consent solicitation statement/prospectus is a part of that registration statement and constitutes a prospectus of Univar in addition to being a proxy statement for Univar’s special meeting and a consent solicitation statement for Nexeo. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Univar and the Univar common stock. The rules and regulations of the SEC allow Univar and Nexeo to omit certain information included in the registration statement from this joint proxy and consent solicitation statement/prospectus.

Univar and Nexeo each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Univar and Nexeo, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Univar’s and Nexeo’s websites for more information about Univar or Nexeo, respectively. Univar’s website is www.univar.com. Nexeo’s website is www.nexeosolutions.com. Information included on these websites is not incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

The SEC allows Univar and Nexeo to “incorporate by reference” into this joint proxy and consent solicitation statement/prospectus information that Univar and Nexeo file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this joint proxy and consent solicitation statement/prospectus. The information incorporated by reference is an important part of this joint proxy and consent solicitation statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this joint proxy and consent solicitation statement/prospectus and in earlier filings with the SEC. Any statement so modified or superseded will not be deemed, except as so updated or superseded, to constitute a part of this joint consent solicitation statement/prospectus. Some documents or information, such as that called for by Item 2.02 and 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of such Current Report on Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus also contains summaries of certain provisions contained in some of the Univar or Nexeo documents described in this joint proxy and consent solicitation statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

The information and documents listed below, which Univar and Nexeo have filed with the SEC, are incorporated by reference into this prospectus:

Univar SEC Filings (File No. 001-37443)

•	Univar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	Univar’s Proxy Statement for Univar’s 2018 annual meeting of stockholders, filed with the SEC on March 20, 2018;

•	Univar’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018; and

•

Univar’s Current Reports on Form 8-K, filed with the SEC on November 18, 2018, November 6, 2018, November 1, 2018, September 18, 2018, September 17, 2018, August 23, 2018, August 1, 2018, May 18, 2018, May 10, 2018, May 3, 2018, February 7, 2018 and February 5, 2018.

Nexeo SEC Filings (File No. 001-36477)

•	Nexeo’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018;

•	Nexeo’s Proxy Statement for Nexeo’s annual meeting of stockholders, filed with the SEC on December 13, 2018;

•	Nexeo’s Current Reports on Form 8-K, filed with the SEC on December 6, 2018 and November 16, 2018; and

•	Nexeo’s Description of Capital Stock on Form S-3, filed with the SEC on June 23, 2016.

In addition, all documents filed by Univar and Nexeo with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part and before the respective dates of the Univar special meeting and the receipt of the Nexeo written consent will be deemed to be incorporated by reference into this joint proxy and consent solicitation statement/prospectus and made a part of this joint proxy and consent solicitation statement/prospectus from the respective dates of filing; provided, however, that Univar and Nexeo are not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of any such Current Report on Form 8-K, unless specifically stated otherwise.

Univar has supplied all information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus relating to Univar, and Nexeo has supplied all such information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus relating to Nexeo.

Documents incorporated by reference are available from Univar or Nexeo, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

Attention: Investor Relations

Telephone: (331) 777-6000

Nexeo Solutions, Inc.

3 Waterway Square Place, Suite 1000

The Woodlands, Texas 77380

Attention: Investor Relations

Telephone: (281) 297-0700

To ensure timely delivery of the documents, stockholders must make their requests no later than February     , 2019.

You should not rely on information that purports to be made by or on behalf of Univar or Nexeo other than the information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Neither Univar nor Nexeo has authorized anyone to provide you with information on behalf of Univar or Nexeo, respectively, that is different from what is contained in this joint proxy and consent solicitation statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy and consent solicitation statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy and consent solicitation statement/prospectus does not extend to you.

This joint proxy and consent solicitation statement/prospectus is dated January     , 2019. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of Univar common stock in the initial merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

among

NEXEO SOLUTIONS, INC.,

UNIVAR INC.,

PILATES MERGER SUB I CORP

and

PILATES MERGER SUB II LLC

Dated as of September 17, 2018

Page
ARTICLE I THE MERGERS; CLOSING; EFFECTIVE TIME		A-2

1.1	The Mergers	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2

ARTICLE II ORGANIZATIONAL DOCUMENTS OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY		A-3

2.1	The Certificate of Incorporation	A-3
2.2	The Bylaws	A-3
2.3	LLC Constituent Documents	A-3

ARTICLE III DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY		A-3

3.1	Directors of Surviving Corporation	A-3
3.2	Officers of the Surviving Corporation	A-3
3.3	Officers of the Surviving Company	A-3

ARTICLE IV EFFECT OF THE MERGERS ON SECURITIES; EXCHANGE		A-3

4.1	Effect on Capital Stock	A-3
4.2	Exchange of Certificates	A-4
4.3	Dissenters’ Rights	A-7
4.4	Adjustments to Prevent Dilution	A-7
4.5	Treatment of Founder Shares	A-7
4.6	Treatment of Company Warrants	A-8
4.7	Treatment of Equity Awards	A-8

ARTICLE V REPRESENTATIONS AND WARRANTIES		A-9

5.1	Representations and Warranties of the Company	A-9
5.2	Representations and Warranties of Parent, Merger Sub I and Merger Sub II	A-22

ARTICLE VI COVENANTS		A-30

6.1	Interim Operations	A-30
6.2	Company Acquisition Proposals	A-34
6.3	Parent Acquisition Proposals	A-38
6.4	Shareholder Written Consent; Company Shareholder Meeting; Preparation of the Consent Solicitation Statement and/or Proxy Statement and Registration Statement	A-41
6.5	Filings; Other Actions; Notification	A-43
6.6	Access; Consultation	A-45
6.7	Stock Exchange De-listing and De-registration	A-46
6.8	Publicity	A-46
6.9	Employee Benefits	A-47
6.10	Expenses	A-49
6.11	Indemnification; Directors’ and Officers’ Insurance	A-49
6.12	Takeover Statute	A-50
6.13	Control of the Company’s or Parent’s Operations	A-50
6.14	Section 16(b)	A-50
6.15	Financing Cooperation	A-50
6.16	Approval of Parent	A-54

A-i

A-ii

INDEX OF DEFINED TERMS

Defined Term	Section
401(k) Termination Date	6.9(g)
ABL	9.11(w)
Company Acquisition Proposal	6.2(d)
Affiliate	9.11(a)
Agreement	Preamble
Company Alternative Acquisition Agreement	6.2(a)(iv)
Alternative Issuance	9.11(b)
Antitrust Laws	6.5(a)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)
BoA	9.11(w)
Bond Cooperation	6.15(e)(iv)
Bond Financing	6.15(e)
Business Day	1.2
Bylaws	2.2
Cash Consideration	4.1(a)(i)
CBAs	5.1(i)(i)
Certificate	4.1(a)(i)
Certificate of Incorporation	2.1
Certificate of Merger	1.3(a)
Company Change in Recommendation	6.2(e)
Chinese Credit Facilities	9.11(w)
Closing	1.2
Closing Date	1.2
Code	4.2(f)
Commitment Letter	5.2(k)(i)
Committed Financing	5.2(k)(i)
Company	Preamble
Company Alternative Acquisition Agreement	6.3(a)(iv)
Company Balance Sheet	5.1(g)
Company Bylaws	5.1(d)(ii)
Company Certificate of Incorporation	5.1(d)(ii)
Company Disclosure Letter	5.1
Company Employees	5.1(h)(i)
Company Intervening Event	6.3(d)
Company Material Adverse Effect	9.11(c)
Company Option	4.7(a)
Company Payment	8.5(f)
Company Performance Share Unit Award	4.7(c)
Company Plan	5.1(h)(i)
Company Plastics Segment	9.11(d)
Company Proxy Statement	6.4(b)
Company Recommendation	5.1(c)
Company Reports	5.1(e)(i)
Company Restricted Stock Award	4.7(b)
Company Shareholder Approval	5.1(c)
Company Shareholder Meeting	6.4(d)
Company Shareholder Meeting Election	6.4(d)
Company Stock Plan	5.1(b)(i)

A-iii

Defined Term	Section
Company Termination Fee	8.5(b)
Compliant	9.11(e)
Confidentiality Agreement	9.7
Consent Solicitation Statement	6.4(b)
Continuation Period	6.9(a)
Continuing Employee	6.9(a)
Contracts	5.1(d)(ii)
control	9.11(f)
controlled by	9.11(f)
D&O Insurance	6.11(b)
Debt Payoff	9.11(e)
DGCL	1.1
Dissenting Shareholders	4.1(a)(i)
DLLCA	1.1
Environmental Law	5.1(m)
Environmental Licenses	5.1(m)
Equity Award Exchange Ratio	9.11(h)
ERISA	5.1(h)(i)
ERISA Affiliate	9.11(i)
Exchange Act	5.1(d)(i)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)(i)
Excluded Share	4.1(a)(i)
Excluded Shares	4.1(a)(i)
Existing Credit Facilities	9.11(w)
FCPA	5.1(j)(ii)
Financing	6.15(b)
Financing Parties	9.11(j)
Foreign Competition Laws	5.1(d)(i)
Founder Shares	9.11(k)
FPA Investors	9.11(l)
GAAP	9.11(m)
Government Official	5.1(j)(ii)
Governmental Consents	7.1(b)
Governmental Entity	5.1(d)(i)
Hazardous Materials	5.1(m)
Holdings	9.11(w)
HSR Act	5.1(d)(i)
Incremental Debt Financing Cooperation	6.15(l)
Indebtedness	5.1(e)(v)
Indemnified Parties	6.11(a)
Information Technology	5.1(o)(vi)
Initial Effective Time	1.3(a)
Initial Merger	Recitals
Intellectual Property Right	5.1(o)(v)
Intentional Breach	8.5(a)
Company Intervening Event	6.2(d)
IRS	5.1(h)(iv)
Knowledge of Parent	5.2(i)
Knowledge of the Company	9.11(o)
Laws	5.1(j)(i)

A-iv

Defined Term	Section
Leased Real Property	5.1(p)
Legacy Merger Agreement	9.11(p)
Lenders	5.2(k)(i)
Letter of Transmittal	4.2(b)
Licenses	5.1(j)(i)
Lien	5.1(b)(ii)
Material Contracts	5.1(k)
Merger Amounts	5.2(k)(iv)
Merger Consideration	4.1(a)(i)
Merger Materials	6.4(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
Multiemployer Plan	5.2(l)(iv)
NASDAQ	9.11(q)
Nexeo Solutions	9.11(w)
Non-Recourse Party	9.16
NYSE	5.2(a)
Option Payment	4.7(a)
Order	5.1(j)(i)
Owned Real Property	5.1(p)
Parent	Preamble
Parent Acquisition Proposal	6.3(d)
Parent Change in Recommendation	6.3(e)
Parent Closing Price	9.11(t)
Parent Common Stock	4.1(a)(i)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Payment	8.5(f)
Parent Pension Plans	5.2(l)(i)
Parent Preferred Stock	5.2(b)
Parent Proxy Statement	6.4(b)
Parent Recommendation	5.2(d)
Parent Reports	5.2(f)(i)
Parent Share Issuance	Recitals
Parent Shareholder Approval	5.2(d)
Parent Shareholder Meeting	6.4(e)
Parent Superior Proposal	6.3(d)
Parent Termination Fee	8.5(c)
Parent Trading Price	9.11(s)
Park West Investors	9.11(v)
Paying Agent	4.2(a)
Payment	8.5(f)
Payoff Letters	6.15(d)
PBGC	5.2(l)(iii)
Per Share Cash Amount	9.11(x)
Per Share Cash Equivalent Consideration	9.11(y)
Per Share Cash Reduction Amount	9.11(z)
Permitted Liens	9.11(w)
Person	4.2(b)
Personal Data	5.1(o)(vii)

A-v

Defined Term	Section
Plastics Material Adverse Effect	9.11(aa)
Preferred Shares	5.1(b)(i)
Proceedings	5.1(g)
Real Property	5.1(p)
Registration Statement	6.4(b)
Related Party Arrangement	5.1(s)
Replacement Financing	6.15(a)
Representatives	9.11(bb)
Required Bond Information	6.15(e)(i)
Required Governmental Consents	7.1(b)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1(e)(i)
Second Request	6.5(a)
Securities Act	5.1(d)(i)
Shareholder Written Consent	6.4(c)
Shares	4.1(a)(i)
Stock Consideration	4.1(a)(i)
Sub Holdco	9.11(w)
Subsequent Certificate of Merger	1.3(b)
Subsequent Effective Time	1.3(b)
Subsequent Merger	Recitals
Subsidiary	9.11(cc)
Subsidiary-Owned Share	4.1(a)(i)
Company Superior Proposal	6.2(d)
Support Agreement Failure	6.4(a)
Support Agreements	Recitals
Surviving Company	1.1
Surviving Corporation	1.1
Surviving Corporation Share	4.1(a)(iv)
Takeover Statute	5.1(l)
Tax	5.1(n)
Tax Receivable Agreement	9.11(dd)
Tax Return	5.1(n)
Taxable	5.1(n)
Taxes	5.1(n)
Term Facility	9.11(w)
Termination Date	8.2(a)
TPG Investors	9.11(ee)
TRA Termination Agreement	Recitals
Uncertificated Shares	4.1(a)(i)
under common control with	9.11(d)
Warrant Adjustment Consideration	(ii)
Warrant Agent	9.11(ff)
Warrant Agreement	9.11(gg)
Warrant Price	9.11(hh)
Warrants	9.11(jj)
Written Consent Failure	6.4(c)
Written Consent Parties	Recitals

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of September 17, 2018, among Nexeo Solutions, Inc., a Delaware corporation (the “Company”), Univar Inc., a Delaware corporation (“Parent”), Pilates Merger Sub I Corp, a Delaware corporation and direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Pilates Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has approved the merger of Merger Sub I with and into the Company with the Company as the surviving corporation in the merger (the “Initial Merger”) and, immediately following the Initial Merger, the merger of the Company, as the surviving corporation in the Initial Merger, with and into Merger Sub II with Merger Sub II as the surviving company in the subsequent merger (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), in each case upon the terms and subject to the conditions set forth in this Agreement, and approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and has resolved to recommend to its shareholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of shares of Parent Common Stock in the Initial Merger (the “Parent Share Issuance”), in each case upon the terms and subject to the conditions set forth in this Agreement, and has resolved to recommend to its shareholders the approval of the Parent Share Issuance;

WHEREAS, the board of directors of Merger Sub I, by resolutions duly adopted, has approved the Initial Merger upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement, and has resolved to recommend to its shareholder the adoption of this Agreement;

WHEREAS, the sole member of Merger Sub II, by resolutions duly adopted, has approved the Subsequent Merger upon the terms and subject to the conditions set forth in this Agreement, and has approved and declared advisable this Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) the parties intend that the Initial Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder;

WHEREAS, as an inducement to and a condition of Parent’s willingness to enter into this Agreement, the TPG Investors are concurrently entering into a TRA Termination Agreement in the form attached hereto as Exhibit A (the “TRA Termination Agreement”) which provides for the termination, at or prior to the Closing, on the terms set forth therein, of the Tax Receivable Agreement;

WHEREAS, following the execution and delivery of this Agreement, it is anticipated that the TPG Investors and the FPA Investors (the “Written Consent Parties”), in their capacity as direct and indirect shareholders of the Company, as applicable, will each enter into support agreements in the forms attached hereto as Exhibit B-1 and Exhibit B-2, respectively (the “Support Agreements”); and

WHEREAS, the Company, Parent, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGERS; CLOSING; EFFECTIVE TIME

1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, at the Initial Effective Time, Merger Sub I shall be merged with and into the Company and the separate corporate existence of Merger Sub I shall thereupon cease. The Company shall be the surviving corporation in the Initial Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Article II, as a direct wholly owned Subsidiary of Parent. The Initial Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”). Immediately following the Initial Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Surviving Corporation shall be merged with and into Merger Sub II and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub II shall be the surviving company in the Subsequent Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate existence of Merger Sub II with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Article II, as a direct wholly owned subsidiary of Parent. The Subsequent Merger shall have the effects specified in the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”).

1.2 Closing. The closing of the Mergers (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) shall have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing; provided, however, that without the prior written consent of Parent, the Closing shall not occur prior to November 1, 2018 (the date on which the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day of the year on which banks are not required or authorized by Law to close in New York City or in Illinois.

1.3 Effective Time.

(a) At the Closing, the Company and Merger Sub I will cause a Certificate of Merger with respect to the Initial Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Initial Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time as may be agreed upon by the parties hereto in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Initial Effective Time”).

(b) At the Closing, immediately following the Initial Effective Time, the Surviving Corporation and Merger Sub II will cause a Certificate of Merger with respect to the Subsequent Merger (the “Subsequent Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Subsequent Merger shall become effective at the time when the Subsequent Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time immediately following the Initial Effective Time as may be agreed upon by the parties hereto in writing and set forth in the Subsequent Certificate of Merger in accordance with the DGCL and the DLLCA (the “Subsequent Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

2.1 The Certificate of Incorporation. At the Initial Effective Time, the certificate of incorporation of Merger Sub I in effect immediately prior to the Initial Effective Time shall be the certificate of incorporation (the “Certificate of Incorporation”) of the Surviving Corporation.

2.2 The Bylaws. At the Initial Effective Time, the bylaws of Merger Sub I in effect immediately prior to the Initial Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub I shall be replaced by the name of the Surviving Corporation.

2.3 LLC Constituent Documents. At the Subsequent Effective Time, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the Subsequent Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

3.1 Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub I immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

3.2 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub I immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

3.3 Officers of the Surviving Company. The parties hereto shall take all actions necessary so that the officers of Merger Sub II immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

ARTICLE IV

EFFECT OF THE MERGERS ON SECURITIES;

EXCHANGE

4.1 Effect on Capital Stock.

(a) Initial Merger. At the Initial Effective Time, as a result of the Initial Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub I:

(i) Merger Consideration. Each share of common stock, $0.0001 par value, of the Company, including, for the avoidance of doubt, the Founder Shares (the “Shares”), issued and outstanding immediately prior to the

Initial Effective Time (other than (x) Shares owned by any of Parent, Merger Sub I, Merger Sub II and the Company, (y) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each such Share referred to in clauses (x) and (y) above, an “Excluded Share” and, collectively, “Excluded Shares”) and (z) Shares owned by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Merger Sub I or Merger Sub II) (each such Share referred to in clause (z), a “Subsidiary-Owned Share”)) shall be converted into the right to receive (A) the Per Share Cash Amount without interest (the “Cash Consideration”) and (B) 0.305 (the “Exchange Ratio”) of a share of common stock, $0.01 par value, of Parent (“Parent Common Stock”) per Share, subject to Section 4.2(i) with respect to fractional shares (the “Stock Consideration” and, together with the Cash Consideration and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 4.2(i), the “Merger Consideration”). At the Initial Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (1) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares or Subsidiary-Owned Shares) and (2) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares or Subsidiary-Owned Shares) shall thereafter represent only the right to receive the Merger Consideration, each Certificate and Uncertificated Share formerly representing Subsidiary-Owned Shares shall represent only the right to receive an amount of Parent Common Stock referred to in Section 4.1(a)(iii), and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Shareholders shall thereafter represent only the right to receive the payment of which reference is made in Section 4.3.

(ii) Cancellation of Excluded Shares. Subject to Section 4.3, each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(iii) Conversion of Subsidiary-Owned Shares. Each Subsidiary-Owned Share shall be converted into the right to receive a number of shares of Parent Common Stock (rounded to the nearest share) equal to (A) the Exchange Ratio plus (B) the quotient of (x) the Cash Consideration divided by (y) the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time. As promptly as practicable following the Initial Effective Time, Parent shall make arrangements for the surrender and cancellation of any Certificates formerly representing Subsidiary-Owned Shares and for the delivery to each holder of Subsidiary-Owned Shares of the number of full shares of Parent Common Stock into which the aggregate number of Subsidiary-Owned Shares held by each such holder shall have been converted pursuant to this Section 4.1(a)(iii).

(iv) Merger Sub I. Each common share, $0.01 par value, of Merger Sub I issued and outstanding immediately prior to the Initial Effective Time shall be converted into one common share, $0.01 par value, of the Surviving Corporation (the “Surviving Corporation Share”).

(b) Subsequent Merger. At the Subsequent Effective Time, as a result of the Subsequent Merger and without any action on the part of the holder of any capital stock of the Surviving Corporation, Parent or Merger Sub II (i) the limited liability company interests of Merger Sub II issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into the limited liability company interests of the Surviving Company and (ii) the Surviving Corporation Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

4.2 Exchange of Certificates.

(a) Paying Agent. On the Closing Date, Parent shall deposit, or cause to be deposited, with the transfer agent for the Parent common stock (or, if such Person is unwilling or unable to serve in such capacity, another paying and exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed) (the “Paying Agent”), (i) an aggregate amount of cash, for the benefit of the holders of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), comprising the amount of Cash

Consideration and cash in lieu of fractional shares of Parent Common Stock required to be delivered pursuant to Section 4.1(a)(i) in respect of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), (ii) an aggregate number of uncertificated, book-entry shares of Parent Common Stock, for the benefit of the holders of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares), comprising the number of shares of Stock Consideration required to be delivered pursuant to Section 4.1(a)(i) in respect of Shares (other than the Excluded Shares and the Subsidiary-Owned Shares) (such cash and uncertificated, book-entry shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”) and (iii) make available to the Surviving Company, for the benefit of the holders of the Warrants, cash and shares of Parent Common Stock sufficient to make payment of the amounts payable with respect to the Alternative Issuance (to the extent such amounts are payable). The Paying Agent shall invest the cash portion of Exchange Fund as directed by Parent; provided that (A) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (B) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 4.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Cash Consideration as contemplated hereby, Parent shall as promptly as practicable replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. No later than five (5) Business Days prior to the Closing, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b) Exchange Procedures. Promptly after the Initial Effective Time (and in any event within four (4) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Certificates (other than Excluded Shares and the Subsidiary-Owned Shares) a letter of transmittal (a “Letter of Transmittal”) in customary form with such other provisions as Parent may reasonably specify advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) and instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) and for receiving the Merger Consideration. As soon as reasonably practicable upon the delivery of a duly completed and executed Letter of Transmittal and surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of the Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor the number of full shares of Stock Consideration (which shall be in uncertificated, book-entry form) and the amount of Cash Consideration (together with any amounts to be paid in respect of any dividends or other distributions to which holders are entitled pursuant to Section 4.2(h) and cash in lieu of fractional shares of Parent Common Stock pursuant to Section 4.2(i)), into which the aggregate number of Shares formerly represented by such Certificate shall have been converted pursuant to Section 4.1(a)(i) (and in each case, after giving effect to any required Tax withholding provided in Section 4.2(f)) and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable in connection with the Mergers, including the Merger Consideration. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or similar Taxes have been paid or are not applicable. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Transfers. From and after the Initial Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Initial Effective Time. From and after the Initial Effective Time, the holders of Certificates shall cease to have any rights with respect to Shares formerly represented thereby, except as otherwise provided herein or by Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the former shareholders of the Company for one-hundred and eighty (180) days after the Initial Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required by the Paying Agent or Parent as indemnity against any claim that may be made against it, the Paying Agent or the Surviving Company with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would have been issuable or payable pursuant to the provisions of this Article IV (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Notwithstanding anything herein to the contrary, each of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall, to the extent required by applicable Law, be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any applicable Taxes required to be deducted or withheld shall first reduce the cash portion of the Merger Consideration, and then, only if the cash portion of the Merger Consideration is insufficient to satisfy such Tax withholdings, the stock portion of the Merger Consideration.

(g) Uncertificated Shares. Promptly after the Initial Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each holder of Uncertificated Shares (other than Excluded Shares and Subsidiary-Owned Shares) materials advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver to each holder of Uncertificated Shares (other than Excluded Shares and the Subsidiary-Owned Shares) the number of full shares of Stock Consideration (which shall be in uncertificated, book-entry form) and the amount of Cash Consideration, into which the aggregate number of Uncertificated Shares held by each such holder shall have been converted pursuant to Section 4.1(a)(i) (after giving effect to any required Tax withholdings as provided in Section 4.2(f)), without interest thereon.

(h) Distributions with Respect to Unexchanged Certificates. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Initial Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate in accordance with Section 4.2(b), there shall be paid to such holder of shares of Parent Common Stock issuable as Stock Consideration in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Initial Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Initial Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(i) No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued hereunder. Notwithstanding any other provision of this Agreement, each holder of a Share converted pursuant to Section 4.1(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time.

(j) No Further Ownership Rights in the Shares. All shares of Parent Common Stock issued and cash paid upon conversion of the Shares (including the Founder Shares) in accordance with the terms of this Article IV shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Shares (including the Founder Shares).

4.3 Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive cash pursuant to the provisions of this Article IV unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Initial Merger under the DGCL, and any Dissenting Shareholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Shareholder. If any Person who otherwise would be deemed a Dissenting Shareholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Shareholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Initial Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. The Company shall give Parent (a) prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily offer to make or make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.4 Adjustments to Prevent Dilution. In the event that either party changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Initial Effective Time as a result of a stock distribution, reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, subdivision, or other similar transaction undertaken in accordance with the terms of this Agreement, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

4.5 Treatment of Founder Shares. At the Initial Effective Time, each Founder Share and all restrictions in respect thereof, shall, by virtue of the Initial Merger and without any action on the part of any holder thereof, cease to exist, and each Founder Share shall be converted into the right to receive the Merger Consideration pursuant to Section 4.1(a)(i) in accordance with the procedures set forth in this Article IV.

4.6 Treatment of Company Warrants. The holders of the Warrants issued and outstanding immediately prior to the Initial Effective Time shall, following the Initial Effective Time, have the right to purchase from the Surviving Company the Alternative Issuance (as defined in the Warrant Agreement) upon the basis and upon the terms and conditions specified in the Warrants and the Warrant Agreement.

4.7 Treatment of Equity Awards.

(a) Treatment of Stock Options. At the Initial Effective Time, each outstanding option to purchase Shares (each, a “Company Option”), whether vested or unvested, shall: (i) if the exercise price of such Company Option is equal to or greater than the Per Share Cash Equivalent Consideration, terminate and be cancelled as of immediately prior to the Initial Effective Time, without any consideration being payable in respect thereof, and have no further force or effect, and (ii) if the exercise price of such Company Option is less than the Per Share Cash Equivalent Consideration, terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive, in respect of each Net Share covered by such Company Option, the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f). Following the Initial Effective Time, no such Company Option that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(a) in exchange for such Company Options in accordance with this Section 4.7(a). The Cash Consideration payable under this Section 4.7(a) to each former holder of a Company Option that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter).

(b) Treatment of Restricted Stock. Each outstanding award of restricted Shares (each, a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Initial Effective Time shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company Restricted Stock Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company Restricted Stock Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(b) in exchange for such Company Restricted Stock Award in accordance with this Section 4.7(b). The Cash Consideration payable under this Section 4.7(b) to each former holder of a Company Restricted Stock Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter).

(c) Treatment of Performance Share Units. Each outstanding award of performance share units (each, a “Company Performance Share Unit Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration, net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company Performance Share Unit Award based on actual performance through the latest practicable date prior to the Closing Date. Following the Initial Effective Time, no such Company Performance Share Unit Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company Performance Share Unit Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(c) in exchange for such Company Performance Share Unit Award in accordance with this Section 4.7(c). The Cash Consideration payable under this Section 4.7(c) to each former holder of a Company Performance Share Unit Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(d) Treatment of Share-Settled Restricted Share Units. Each outstanding award of Share-settled restricted share units (each, a “Company RSU-S Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive the Merger Consideration net of any Taxes withheld pursuant to Section 4.2(f), with respect to the number of Shares subject to such Company RSU-S Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company RSU-S Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company RSU-S Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(d) in exchange for such Company RSU-S Award in accordance with this Section 4.7(d). The Cash Consideration payable under this Section 4.7(d) to each former holder of a Company RSU-S Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(e) Treatment of Cash-Settled Restricted Share Units. Each outstanding award of cash-settled restricted share units (each, a “Company RSU-C Award”) that is outstanding or payable as of immediately prior to the Initial Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Initial Effective Time and be converted into the right to receive an amount in cash equal to the Per Share Cash Equivalent Consideration net of any Taxes withheld pursuant to Section 4.2(f), with respect to each Share subject to such Company RSU-C Award immediately prior to the Initial Effective Time. Following the Initial Effective Time, no such Company RSU-C Award that was outstanding immediately prior to the Initial Effective Time shall remain outstanding and each former holder of any such Company RSU-C Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.7(e) in exchange for such Company RSU-C Award in accordance with this Section 4.7(e). The amount of cash payable under this Section 4.7(e) to each former holder of a Company RSU-C Award that was outstanding immediately prior to the Initial Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Initial Effective Time (but in any event not later than ten (10) Business Days thereafter) or such later time as required to comply with Section 409A of the Code.

(f) No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued under this Section 4.7. Notwithstanding any other provision of this Section 4.7, each holder of a Company Equity Award who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Equity Awards held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Initial Effective Time.

(g) Prior to the Initial Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 4.7.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company in connection with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Company Reports filed on or after September 30, 2017 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Company Reports that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the respective certificate of incorporation and bylaws (or comparable organizational documents) of the Company and each of its Subsidiaries as amended to and as in effect on the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of (A) 300,000,000 Shares and (B) 1,000,000 preferred shares, par value $0.0001 (the “Preferred Shares”). As of the close of business on September 10, 2018, 89,747,062 Shares were issued and 89,727,546 outstanding, of which 12,476,250 are Founder Shares, and no Preferred Shares were issued and outstanding on such date. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. As of September 10, 2018, there were an aggregate of 9,000,000 Shares reserved for, and 5,019,535 Shares subject to, issuance pursuant to the Company Stock Plan identified in Section 5.1(b)(i)(A) of the Company Disclosure Letter as being the only Company Stock Plan pursuant to which Shares may be issued (the “Company Stock Plan”) and 25,012,500 Shares were subject to purchase under the Warrants. As of September 10, 2018, there were an aggregate of 50,025,000 outstanding Warrants issued to public investors in the Company’s initial public offering. Except as provided in the preceding sentence and except for Shares that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, the Company has no Shares reserved for, or subject to, issuance, or any commitment to authorize, issue, transfer or sell any Shares. Following the payment made pursuant to Section 6.15(d), no Person shall have any further entitlement or rights to receive payment from the Company, Parent or any of their respective Subsidiaries pursuant to the Legacy Merger Agreement and the transactions contemplated thereby. The Company has no Preferred Shares or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include Shares). The outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). All of the rights, terms, preferences, restrictions or other provisions, including any antitakeover provision, applicable to the Shares are set forth in the Company Certificate of Incorporation and the Company Bylaws, agreements with Company shareholders set forth on Section 5.1(b)(i) of the Company Disclosure Letter, true and complete copies of which have been made available to Parent at least two (2) Business Days prior to the date hereof, or the applicable provisions of the DGCL. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in this Section 5.1(b)(i), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(ii) From September 10, 2018 to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options, Warrants or the settlement of Company Performance Share Unit Awards and Company RSU-S Awards outstanding as of September 10, 2018, in accordance with their terms and, since September 10, 2018, except as permitted by this Agreement for the period following the date of this Agreement, the Company has not issued any Company Options, Warrants, Company Restricted Stock Awards, Company RSU-S Awards, Company RSU-C Awards, or Company Performance Share Unit Awards. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plan, such Shares will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien (other than any Permitted Liens). Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list as of September 10, 2018 of (v) the number of Shares subject to outstanding Company RSU-C Awards, (w) the number of Shares subject to outstanding Company RSU-S Awards, (x) the number of Shares subject to outstanding Company Options, together with the weighted average exercise price of such Company Options, (y) the number of Shares outstanding covered by Company Restricted Stock Awards and (z) the number of Shares subject to outstanding Company Performance Share Unit Awards (assuming the achievement of performance criteria (I) at maximum levels and (II) at target levels). No Subsidiary of the Company holds shares of capital stock of the Company.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (B) any other Person in which the Company or any of its Subsidiaries may hold capital stock or other equity interest that has a book value in excess of $500,000 (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. As of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of any of the Subsidiaries of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of any of the Subsidiaries of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Section 5.1(b)(iv) of the Company Disclosure Letter sets forth any voting trusts, proxies, shareholder agreements or other agreements or understandings to which the Company is a party with respect to the voting of Shares.

(v) Section 5.1(b)(v) of the Company Disclosure Letter sets forth a list of all bonds, debentures, notes or other material third party debt obligations in excess of $500,000 that the Company or any of its Subsidiaries has issued and are outstanding as of the date of this Agreement.

(c) Corporate Authority and Approval; Financial Advisor Opinions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, have been duly authorized by all necessary corporate action on the part of the Company except for obtaining the Company Shareholder Approval (as defined below) and the filing of the Certificate of Merger with the Secretary of the State of Delaware, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby. The adoption of this Agreement by a majority of the outstanding Shares at a meeting of the shareholders of the Company or by written consent of shareholders in lieu of a meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Mergers (the “Company Shareholder Approval”). As of the date hereof, the Written Consent Parties collectively hold, in the aggregate, at least 51,708,944 Shares. Upon the execution and delivery of the Shareholder Written Consent by the Written Consent Parties in accordance with Section 6.4(c), the Company Shareholder Approval shall have been obtained. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has unanimously (i) (A) determined that the Mergers are fair to, and in the best interests of, the Company and its shareholders, (B) approved the Mergers, (C) approved and declared advisable this Agreement and the other transactions contemplated hereby, and (D) subject to Section 6.2, resolved to recommend the adoption of this Agreement to the holders of the Shares (the “Company Recommendation”), (ii) received the opinion of Moelis & Company LLC (“Moelis”), to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Shares pursuant to this Agreement (other than the Written Consent Parties) is fair, from a financial point of view, to such holders and (iii) directed that this Agreement be submitted to the holders of Shares for their adoption. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations.

(i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or any applicable foreign Antitrust Laws (the “Foreign Competition Laws”) in connection with the Mergers, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) and (C) to comply with state securities or “blue-sky” Laws, no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Mergers and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Mergers and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Second Amended and Restated Certificate of Incorporation of the Company, dated June 9, 2016 (the “Company Certificate of Incorporation”) or the Amended and Restated Bylaws (the “Company Bylaws”) or the comparable governing instruments of any of its Subsidiaries, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (“Contracts”) binding upon the Company or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.1(d)(i) are made or obtained and receipt of the Company Shareholder Approval, under any Law, Order or License to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which the Company or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the Applicable Date, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Parent (I) either materials relating to or a summary of any disclosure of matters described in clause (x) or (y) in the preceding sentence made by management of the Company to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from Company Employees regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of the Company, been received by the Company.

(iv) Each of the audited and unaudited interim consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the audited and unaudited interim consolidated statements of income, cash flows and changes in shareholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and in compliance as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(v) Neither the Company nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by the Company or any of its Subsidiaries of registration under the Exchange Act. As used in this Agreement, the term “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (A) for borrowed money (including deposits or advances of any kind to such Person); (B) evidenced by bonds, debentures, notes or similar instruments; (C) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (D) pursuant to securitization or factoring programs or arrangements; (E) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (F) to maintain or cause to be maintained the financing or financial position of others; (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (H) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

(f) Absence of Certain Changes. Since September 30, 2017 until the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Since June 30, 2018 and through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, except for the negotiation, execution delivery and performance of this Agreement and the transactions contemplated hereby and neither the Company nor any of its Subsidiaries has taken any of the actions referenced in clause (i), (ii), (vi), (vii), (x), (xi) or (xii) of Section 6.1(a) that, if taken after the date hereof, would require the consent of Parent. Since June 30, 2018 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of the Company or any of its Subsidiaries other than (A) any for which insurance awards have been received or guaranteed and (B) for such failures as would not individually or in the aggregate have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(g) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse

Effect or a Plastics Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of September 30, 2017 and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2017 (the “Company Balance Sheet”); (ii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 6.5).

(h) Employee Benefits.

(i) For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company and its Subsidiaries (“Company Employees”) or current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retirement, retention, change in control, profit sharing, severance, restricted stock, stock option, stock appreciation rights or stock based plans, excluding any statutory plans. Each material Company Plan as of the date of this Agreement is listed in Section 5.1(h)(i) of the Company Disclosure Letter.

(ii) With respect to each material Company Plan, the Company has made available to Parent prior to the date hereof, or, solely with respect to the plans set forth on Section 5.1(h)(ii) of the Company Disclosure Letter, will make available to Parent within ten days following the date hereof, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (A) all plan documents, summary plan descriptions, and amendments related to such plans and any related trust agreement, (B) the most recent Form 5500 Annual Report and (C) the most recent audited financial statement and actuarial valuation.

(iii) All Company Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to the Company and its Subsidiaries, taken as a whole. All contributions or other amounts required to be made or paid by the Company or any of its Subsidiaries pursuant to each Company Plan have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, except as would not be reasonably likely to result in any liability that is material to the Company and its Subsidiaries, taken as a whole.

(iv) Each Company Plan intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(v) Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors or contributes to, or has any liability in respect of (A) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (B) a “multiple employer plan” as defined in Section 413(c) of the Code, or (C) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(vi) As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened litigation relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(vii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (A) result in any payment becoming due to any Company Employee or satisfy any prerequisite to any payment or benefit to any Company Employee, (B) increase any benefits under any Company Plan, (C) result in the acceleration of the time of payment, vesting or funding of any such benefits, (D) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Plan, or (E) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(viii) The Company is not a party to nor does it have any obligation under any Company Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(ix) No Company Plan provides life insurance or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(i) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement or other similar Contract with a labor union or labor organization (collectively, “CBAs”). As of the date of this Agreement, except as would not result in any material liability to the Company and its Subsidiaries, taken as a whole, (A) neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization, and (B) there is not pending or, to the Knowledge of the Company, threatened, any labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees, except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(j) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational law, statute or ordinance, common law, or any rule or regulation (collectively, “Laws”) or any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity (collectively, “Order”), except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material

Adverse Effect or a Plastics Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct their respective businesses.

(ii) (A) The Company, its Subsidiaries and their respective officers, directors, employees and, to the Knowledge of the Company, agents are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (I) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors, employees and agents, and (II) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated. Since the Applicable Date the Company, its Subsidiaries and/or their respective officers, directors, employees and, to the Knowledge of the Company, agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (II). For purposes of this provision, “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(B) Neither the Company nor any of its Subsidiaries, nor any director, manager, employee or, to the Knowledge of the Company, agent of the Company or any of its Subsidiaries (in his or her capacity as a director, manager, employee or agent of the Company or any of its Subsidiaries), are, and since the Applicable Date, have been, subject to any actual, pending, or, to the Knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(k) Certain Contracts. Section 5.1(k) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound, other than Contracts solely among the Company and its wholly owned Subsidiaries, which (i) provides that any of them will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole, or the Company Plastics Segment and, in each case, after the Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), (ii) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (iii) requires the Company or its Subsidiaries (or, after the Initial Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is material to the Company, and its Subsidiaries, taken as a whole, or the Company Plastics Segment, (iv) is a Contract for the lease of real or personal property providing for annual payments of $500,000 or more, (v) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of

Regulation S-K under the Securities Act, (vi) is a Contract with respect to the purchase or sale of any assets for a purchase price which would reasonably be likely to exceed, or the fair market value of the assets of which would be reasonably likely to exceed, $3,500,000, (vii) was a material Contract entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan or that was entered into other than on arms’-length terms, (viii) relates to Indebtedness of the Company or any of its Subsidiaries in a principal amount that exceeds $5,000,000, individually, or relates to any Liens on assets of the Company or any of its Subsidiaries securing obligations in excess of $5,000,000, individually, (ix) is a Contract with respect to any material partnership, limited liability company, joint venture or other similar agreement or arrangement involving the Company or any of its Subsidiaries, on the one hand, and any third party, on the other hand, (x) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any material ongoing obligations or that was entered into on or after the Applicable Date, (xi) is a Contract with a Governmental Entity or (xii) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xi) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $10,000,000 in any year (such Contracts required to be listed pursuant to clauses (i)-(xii) above, the “Material Contracts”). A true and complete copy of each Material Contract, as amended as of the date of this Agreement, including all schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, be reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(l) Takeover Statutes. The Company has taken all action necessary to exempt and/or exclude this Agreement and the transactions contemplated hereby, including the Merger, from: (i) the restrictions on business combinations set forth in § 203 of the DGCL; and (ii) any and all other similar antitakeover Law (each Law referred to in clauses (i) and (ii), a “Takeover Statute”). Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Mergers.

(m) Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect: (i) the Company and its Subsidiaries and their respective operations and Real Property are and since the Applicable Date have been in compliance with all applicable Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Licenses required under applicable Environmental Laws (“Environmental Licenses”) for the operation of their respective businesses or the occupancy of their Real Property; (ii) the Company and its Subsidiaries are not subject to any unresolved or pending or, to the Knowledge of the Company, threatened, Proceedings arising under or related to Environmental Laws including with respect to exposure of any Person to Hazardous Materials; (iii) to the Knowledge of the Company, neither the Company nor its Subsidiaries is subject to or knows of any basis for any obligations of the Company or its Subsidiaries to remediate, or liability with respect to, Hazardous Materials contamination at any site, property or facility (including the Real Property) pursuant to Environmental Laws; (iv) neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will trigger any new obligations for site investigation or cleanup, or notification to or consent of Governmental Entities with jurisdiction over the investigation or cleanup of Hazardous Materials under Environmental Laws; and (v) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions concerning liability or obligations relating to any Environmental Law. To the Knowledge of the Company, the Company has made available to Parent copies of all material environmental reports and assessments, and other documents materially bearing on written and material environmental liabilities arising under Environmental Laws, relating to the businesses or properties of the Company and its Subsidiaries that are in their possession or under their reasonable control.

As used in this Agreement, (A) the term “Environmental Law” means any Law relating to human or worker health or safety (relating to exposure to Hazardous Materials), pollution or the protection of the environment or natural resources (including any release of Hazardous Materials into the environment); however, for the avoidance of doubt, this Environmental Law definition should not include Laws relating to product-based liability or product defects, including the failure to warn, and (B) the term “Hazardous Materials” means any substance, material or waste that is regulated, characterized or otherwise classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law.

(n) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:

(A) The Company and each of its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all respects; (2) have (I) duly and timely paid all Taxes due and owing by any of them (whether or not shown as due on a Tax Return), and (II) duly and timely collected, withheld and remitted to the appropriate Governmental Entity, all Taxes required to be collected, withheld or remitted in connection with any amounts paid or owing to or received or owing from any employee, independent contractor, supplier, creditor, shareholder or other third party, in each case, except with respect to matters being contested in good faith and for which adequate reserves have been established, in accordance with GAAP, on the Company’s financial statements included in the Company Reports filed prior to the date hereof; and (3) have not waived or extended any statute of limitations or deadline with respect to the filing of any Tax Return or the time in which any Tax may be assessed or collected by any taxing authority (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course or waivers or extensions that have already expired).

(B) There are no audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries that are pending or threatened in writing. There are no claims or assessments by any taxing authority concerning the Tax liability of the Company or any of its Subsidiaries, which claims or assessments have not been paid in full, finally settled, or withdrawn.

(C) The Company has made available to Parent prior to the date of this Agreement copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Taxable years ending after December 31, 2013.

(D) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(E) Within the past two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(F) Neither the Company nor any of its Subsidiaries is a party to, or has any liability under, any Tax matters, Tax allocation, Tax sharing or similar Contract or arrangement (other than (x) any such Contract or arrangement that is a commercial or employment agreement entered into in the ordinary course of business and no principal purpose of which relates to Taxes, or (y) any such Contract or arrangement exclusively between or among the Company and/or its Subsidiaries).

(G) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract (other than any Contract that is a commercial or employment agreement entered into in the ordinary course of business and no principal purpose of which relates to Taxes).

(H) No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to Tax by, or be required to file Tax Returns in, such jurisdiction.

(I) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(ii) Neither the Company nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(iii) The information set forth in Section 5.1(n)(iii) of the Company Disclosure Letter is true, correct and complete in all material respects.

As used in this Agreement, (A) the term “Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes of any nature whatsoever, and all other duties or assessments in the nature of a tax, in each case imposed by a Governmental Entity, and together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a taxing authority relating to Taxes, including any attachment thereto and any amendment thereof.

(o) Intellectual Property Rights.

(i) Section 5.1(o)(i) of the Company Disclosure Letter sets forth a list of all Intellectual Property Rights that have been registered with any Governmental Entity as of the date of this Agreement.

(ii) The operation of business by the Company and its Subsidiaries as it is conducted on the date of this Agreement does not infringe upon or misappropriate the Intellectual Property Rights of any third party in a manner that would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. To the Knowledge of the Company, either the Company or a Subsidiary of the Company owns, or otherwise has a license or right to use or practice, all Intellectual Property Rights used or practiced in the conduct of their respective businesses as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries has received any written claim or notice from any Person since the Applicable Date alleging that the operation of the business of the Company or any of its Subsidiaries infringes upon or misappropriates any Intellectual Property Right of any third party which, if proven or established, would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging that the operation of the business by the Company or any of its Subsidiaries infringes upon or misappropriates any Intellectual Property Right of any third party which, if proven or established, would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(iv) To the Knowledge of the Company, no Person is engaging in any activity that infringes in any material respect upon any Intellectual Property Right, except for any such infringements that do not materially impair the ability of the Company or any of its Subsidiaries to operate the business of the Company as conducted on the date of this Agreement or that would not reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(v) As used in this Agreement, the term “Intellectual Property Right” means all of the following intellectual property rights and similar rights, title, or interest in or arising under the Laws of the U.S. or any other country: (A) patents, patent applications, and patent rights, including any such rights granted upon any reissue, reexamination, division, extension, provisional, continuation, or continuation-in-part applications, (B) copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (C) trademarks, service marks, trade names, service names, domain names, trade dress, logos and other identifiers or designators of the source or origin of goods or services, and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, and (D) rights in trade secrets.

(vi) To the Knowledge of the Company and except a would not reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect, the Information Technology used by the Company and its Subsidiaries is in good operating condition and operates and performs as required to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted. As used in this Agreement, the term “Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment owned or used by the Company or any of its Subsidiaries.

(vii) Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures, (B) the Company and its Subsidiaries are in compliance with applicable Laws and Orders regarding Personal Data and (C) to the Knowledge of the Company, since the Applicable Date, there have not been any incidents of unauthorized access to any Personal Data in the Company’s or any of its Subsidiaries’ possession. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, since the Applicable Date, any written notice of any claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Company or any of its Subsidiaries. As used in this Agreement, the term “Personal Data” means any data or information in any media that can be used to identify, contact or locate an individual or other data or information associated with an identified or identifiable individual that constitutes protected personally identifiable data or protected personally identifiable information under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies.

(p) Properties. Set forth in Section 5.1(p) of the Company Disclosure Letter is a list in all material respects of all real property (x) owned by the Company or its Subsidiaries (“Owned Real Property”) and (y) leased, subleased, or occupied by the Company or its Subsidiaries (“Leased Real Property,” and collectively with the Owned Real Property, the “Real Property”). Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect or a Plastics Material Adverse Effect, (A) the Company or its Subsidiaries, as applicable, have good and marketable fee simple title to all of the Owned Real Property that it or they own, including the properties reflected in the Company’s most recent consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 filed with the SEC, but excluding any property that is no longer used for the conduct of the business of the Company and its Subsidiaries as presently conducted or that have been disposed of in the ordinary course of business (B) the Company or its Subsidiaries, as applicable, have a valid leasehold interest in all Leased Real Property that it or they lease, and each such lease constitutes a valid and binding obligation of the Company or its Subsidiaries, as applicable, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (C) all such Real Property is free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect or a Plastics Material Adverse Effect, the Company or its Subsidiaries, as applicable, own or have good and valid title to, free and clear of any and all Liens, except for Permitted Liens, all personal property assets, both tangible and intangible, that it or they own, including the personal property assets reflected in the Company’s most recent consolidated balance sheet included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 filed with the SEC, but excluding any personal property assets that are no longer used for the conduct of the businesses of the Company and its Subsidiaries as presently conducted or that have been disposed of in the ordinary course of business.

(q) Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s director and officer insurance policies. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

(r) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, finders’ fees, transaction advisory or consultancy fees, or other similar fees in connection with the Mergers or the other transactions contemplated in this Agreement, except that the Company has engaged Moelis as the Company’s financial advisors, the financial arrangements with which have been disclosed in writing to Parent prior to the date of this Agreement.

(s) Related Party Arrangements. Section 5.1(s) of the Company Disclosure Letter sets forth each material Contract between (i) the Company and any of its Subsidiaries, on the one hand, and (ii) (A) any Affiliate of the Company or any of its Subsidiaries or (B) any director, officer or employee of the Company or any of its Subsidiaries or any entity ten percent (10%) or more of the equity ownership interests of which are owned by any such individual, on the other hand (other than Company Plans) (each such Contract, a “Related Party Arrangement”).

(t) No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 5.1 (as modified by the Company Disclosure Letter), neither the Company nor any other Person has made, makes or shall be deemed to make any other representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, on behalf of the Company or any of its respective Affiliates, including any representation or warranty regarding any other Person, the Company or any of its Subsidiaries, any other rights or obligations to be transferred pursuant to this Agreement or any other matter, and the Company hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of the Company or any other Person. Except for the representations and warranties expressly set forth in this Section 5.1, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent, Merger Sub I, Merger Sub II or any of their Affiliates or any Representatives of Parent, Merger Sub I or Merger Sub II, including omissions therefrom.

5.2 Representations and Warranties of Parent, Merger Sub I and Merger Sub II. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent in connection with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Parent Reports filed on or after September 30, 2017 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent, Merger Sub I and Merger Sub II hereby represent and warrant to the Company as follows:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub I and Merger Sub II is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and certificate of incorporation and bylaws (or comparable organizational documents) of Merger Sub I and Merger Sub II, in each case as amended to and as in effect on the date of this Agreement.

(b) Authorized Capital Stock of Parent. The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 200,000,000 preferred shares, par value $0.001 (the “Parent Preferred Stock”). As of the close of business on September 10, 2018, 141,482,779 shares of Parent Common Stock were issued and outstanding, and no shares of Parent Preferred Stock were issued and outstanding on such date. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of September 10, 2018, there were an aggregate of 7,813,691 shares of Parent Common Stock reserved for, and 4,276,147 shares of Parent Common Stock subject to, issuance pursuant to the Parent stock plan identified in Section 5.2(b)(i) of the Parent Disclosure Letter as being the only Parent stock plan pursuant to which shares of Parent Common Stock may be issued. Except as provided in the preceding sentence and except for shares of Parent Common Stock that have been reserved for issuance pursuant to this Agreement, as of the date of this Agreement, Parent has no shares of Parent Common Stock reserved for, or subject to, issuance, or any commitment to authorize, issue, transfer or sell any shares of Parent Common Stock. Parent has no shares of Parent Preferred Stock or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include shares of Parent Common Stock). Except as set forth in Section 5.2(b) of the Parent Disclosure Letter and in connection with the transactions contemplated by this Agreement, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other equity or voting securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any equity or voting securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All of the rights, terms, preferences, restrictions or other provisions, including any antitakeover provision, applicable to the shares of Parent Common Stock are set forth in the certificate of incorporation and bylaws of Parent, agreements with shareholders of Parent set forth on Section 5.2(b) of the Parent Disclosure Letter, true and complete copies of which have been made available to the Company at least two (2) Business Days prior to the date hereof, or the applicable provisions of the DGCL. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. The shares of Parent Common Stock to be issued in the Initial Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c) Authorized Capital Stock of Merger Sub I and Merger Sub II. The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. The ownership interests of Merger Sub II consists of limited liability company interests, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I and all of the outstanding limited liability company interests of Merger Sub II are, and at the Initial Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub I or Merger Sub II, (ii) no securities of Merger Sub I or Merger Sub II convertible into or exchangeable for equity securities or other voting securities of Merger Sub I or Merger Sub II and (iii) no options or other rights to acquire from Merger Sub I or Merger Sub II, and no obligations of Merger Sub I or Merger Sub II to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub I or Merger Sub II. Merger Sub I or Merger Sub II have not conducted any business prior to the date of this Agreement and have no, and prior to the Initial Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

(d) Corporate Authority; Approval. Each of Parent, Merger Sub I and Merger Sub II have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approvals contemplated by Section 6.16 of this Agreement in the case of Merger Sub I and Merger Sub II, perform its obligations under this Agreement and to consummate the Mergers. The approval of the Parent Share Issuance by a majority of the votes cast by holders of Parent Common Stock at a meeting of the shareholders of Parent (the “Parent Shareholder Approval”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Mergers. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and constitutes a valid and binding agreement of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, the board of directors of Parent has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the Parent Share Issuance, (ii) subject to Section 6.3, resolved to recommend the approval of the Parent Share Issuance to the holders of the shares of Parent Common Stock (the “Parent Recommendation”) and (ii) directed that the Parent Share Issuance be submitted to the holders of shares of Parent Common Stock for their approval.

(e) Governmental Filings; No Violations.

(i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the HSR Act or any Foreign Competition Laws in connection with the Mergers, the Exchange Act and the Securities Act and (C) to comply with state securities or “blue-sky” Laws, no filings, notices and/or reports are required to be made by Parent, Merger Sub I and Merger Sub II or their Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Parent, Merger Sub I and Merger Sub II or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II and/or the consummation by Parent of the Mergers and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II does not, and the consummation by Parent, Merger Sub I and Merger Sub II of the Mergers and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or comparable organizational documents of Merger Sub I and Merger Sub II, (B) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of

Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.2(e)(i) are made or obtained, under any Law, Order or License to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). The Parent Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the Applicable Date, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act are recorded and reported on a timely basis to the individuals responsible for the preparation of Parent filings with the SEC under the Exchange Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent auditors and the audit committee of Parent and board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent abilities to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has made available prior to the date of this Agreement to the Company (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of Parent to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Parent or its auditors to the audit committee as required by the listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of

Parent regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of Parent, been received by Parent, Merger Sub I and Merger Sub II.

(iv) Each of the audited and unaudited interim consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position Parent and its Subsidiaries, as of the date of such balance sheet, and each of the audited and unaudited interim consolidated statements of income, cash flows and changes in shareholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and in compliance as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(v) Neither Parent nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of Parent or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by Parent or any of its Subsidiaries of registration under the Exchange Act.

(g) Absence of Certain Changes. Since December 31, 2017 until the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Since June 30, 2018 and through the date hereof, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, except for the negotiation, execution delivery and performance of this Agreement and the transactions contemplated hereby, and neither Parent nor any of its Subsidiaries has taken any actions referenced in Section 6.1(b) that, if taken after the date hereof, would require the consent of the Company. Since June 30, 2018 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of Parent or any of its Subsidiaries other than (A) for which insurance awards have been received or guaranteed and (B) for such failures as would not individually or in the aggregate have a Parent Material Adverse Effect.

(h) Litigation and Liabilities. As of the date of this Agreement, there are no Proceedings, pending or, to the Knowledge of Parent, threatened in writing against Parent, Merger Sub I and Merger Sub II or any of their Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. There are no obligations or liabilities of Parent, Merger Sub I, Merger Sub II or any of their Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of December 31, 2017 and the notes thereto set forth in Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2017; (ii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. None of Parent, Merger Sub I or Merger Sub II nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect (except to the extent expressly consented to by the Company pursuant to Section 6.5).

(i) Compliance with Laws, Licenses. The businesses of each of Parent and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law or any Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. As of the date of the Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries possess each License necessary to conduct their respective businesses. For purposes of this Agreement, the term “Knowledge of Parent” shall mean the actual knowledge of the individuals (assuming reasonable inquiry of their direct reports) identified on Section 5.2(i) of the Parent Disclosure Letter.

(j) Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Mergers or the other transactions contemplated in this Agreement, except that Parent has employed Goldman Sachs & Co. as its financial advisors.

(k) Financing.

(i) Parent is a party to and has accepted a fully executed commitment letter dated September 17, 2018 (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Committed Financing.”

(ii) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction of fee, “flex” and other provisions that are customarily redacted in connection with transactions of this type.

(iii) Except as expressly set forth in the Commitment Letter and the related fee letters, there are no conditions precedent to the obligations of the Lenders to provide the Committed Financing or any contingencies that would permit the Lenders to reduce the total amount of the Committed Financing, including any condition or other contingency relating to the amount or availability of the Committed Financing pursuant to any “flex” provision. As of the date hereof, assuming the satisfaction of the conditions precedent set forth in Article VII, the compliance by the Company with its obligations hereunder, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date or that the Committed Financing will not be available to Parent on the Closing Date. As of the date of this Agreement, there are no written agreements, side letters, or other agreements relating to the conditionality or funding of the Committed Financing.

(iv) Assuming the satisfaction of the conditions precedent set forth in Article VII and the compliance by the Company with its obligations hereunder, the Committed Financing, when funded in accordance with the Commitment Letter, shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s payment obligations under this Agreement as of the Closing Date, including the payment of the Cash Consideration, any fees and expenses of or payable by Parent, Merger Sub I and Merger Sub II or the Surviving Company on the Closing Date, any payments in respect of equity compensation obligations to be made in connection with the Mergers, and for any repayment or refinancing of any outstanding indebtedness of the Company, and its respective Subsidiaries contemplated by this Agreement (such amounts, collectively, the “Merger Amounts”).

(v) As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Lenders party thereto. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach by Parent under the terms and conditions of the Commitment Letter. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due before the Closing Date. As of the date hereof, the Commitment Letter has not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated.

(l) Employee Benefits.

(i) Section 5.2(l)(i) of the Parent Disclosure Letter sets forth a correct and complete list of each “employee benefit pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to ERISA, which Parent or any of its Subsidiaries sponsors, maintains or contributes to, for the benefit of its current or former employees, contractors or directors, or with respect to which Parent or any of its Subsidiaries has any direct or indirect present or future liability (collectively, the “Parent Pension Plans”).

(ii) Except as set forth in Section 5.2(l)(ii) of the Parent Disclosure Letter, neither Parent, its Subsidiaries nor any of their respective ERISA Affiliates has at any time sponsored or has ever been obligated to contribute to, or had any liability in respect of, (A) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (B) a “multiple employer plan” as defined in Section 413(c) of the Code that is subject to ERISA, or (C) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA that is subject to ERISA.

(iii) With respect to any Parent Pension Plan subject to Title IV of ERISA (other than any “multiemployer plan” with the meaning of Section (3)(37) of ERISA) to which Parent, its Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to: (A) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Parent, it Subsidiaries or any of their respective ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (B) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (C) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (D) all contributions required to be made to any such plan have been timely made, (E) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (F) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

(iv) Except as set forth in Section 5.2(l)(iv) of the Parent Disclosure Letter, with respect to any “multiemployer plan” within the meaning of Section (3)(37) of ERISA to which Parent, its subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to (or has at any time contributed or had an obligation to contribute to) (each, a “Multiemployer Plan”): (A) all contributions required to be made by Parent, its Subsidiaries or any of their respective ERISA Affiliates to any such plan have been timely made, (B) none of Parent, its Subsidiaries or their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or would be subject to withdrawal liability if, as of the Closing Date, Parent, any of its subsidiaries or any of their respective ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any Multiemployer Plan, (C) no Multiemployer Plan is in “reorganization” or “insolvent” (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively) or has been determined to be in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA, and (D) Parent has provided to the Company a copy of the notice under Section 101(l) of ERISA pertaining to its estimated withdrawal liability under Title IV of ERISA for the most recently completed plan year.

(m) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect:

(A) Parent and each of its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all respects; and (2) have (I) duly and timely paid all Taxes due and owing by any of them (whether or not shown as due on a Tax Return), and (II) duly and timely collected, withheld and remitted to the appropriate Governmental Entity, all Taxes required to be collected, withheld or remitted in connection with any amounts paid or owing to or received or owing from any employee, independent contractor, supplier, creditor, shareholder or other third party, in each case, except with respect to matters being contested in good faith and for which adequate reserves have been established, in accordance with GAAP, on Parent’s financial statements included in the Parent Reports filed prior to the date hereof.

(B) There are no audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries that are pending or threatened in writing. There are no claims or assessments by any taxing authority concerning the Tax liability of Parent or any of its Subsidiaries, which claims or assessments have not been paid in full, finally settled, or withdrawn.

(ii) Neither Parent nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(n) Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect: (i) Parent and its Subsidiaries and their respective operations and Real Property are and since the Applicable Date have been in compliance with all applicable Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Environmental Licenses for the operation of their respective businesses or the occupancy of their Real Property; (ii) Parent and its Subsidiaries are not subject to any unresolved or pending or, to the Knowledge of Parent, threatened, Proceedings arising under or related to Environmental Laws including with respect to exposure of any Person to Hazardous Materials; (iii) to the Knowledge of Parent, neither Parent nor its Subsidiaries is subject to or knows of any basis for any obligations of Parent or its Subsidiaries to remediate, or liability with respect to, Hazardous Materials contamination at any site, property or facility (including the Real Property) pursuant to Environmental Laws; (iv) neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will trigger any new obligations for site investigation or cleanup, or notification to or consent of Governmental Entities with jurisdiction over the investigation or cleanup of Hazardous Materials under Environmental Laws; and (v) neither Parent nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions concerning liability or obligations relating to any Environmental Law.

(o) No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 5.2 (as modified by the Parent Disclosure Letter), none of Parent, Merger Sub I, Merger Sub II nor any other Person has made, makes or shall be deemed to make any other representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, on behalf of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, including any representation or warranty regarding any other Person, Parent, Merger Sub I, Merger Sub II or any of their Subsidiaries, any other rights or obligations to be transferred pursuant to this Agreement or any other matter, and each of Parent, Merger Sub I and Merger Sub II hereby disclaim all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of Parent, Merger Sub I, Merger Sub II or any other Person. Except for the representations and warranties expressly set forth in this Section 5.2, each of Parent, Merger Sub I and Merger Sub II hereby disclaim all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Company or any of its Affiliates or any Representatives of the Company, including omissions therefrom.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Initial Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as required by applicable Law, expressly required by this Agreement or otherwise expressly disclosed in Section 6.1(a) of the Company Disclosure Letter), the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice and each of the Company and its Subsidiaries shall use its commercially reasonable efforts to preserve its business organization intact and maintain the existing relations and goodwill with Governmental Entities, customers, suppliers, strategic partners, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of the Company and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Initial Effective Time, except as required by applicable Law, as Parent may approve in writing (it being agreed that Parent shall not unreasonably withhold, condition or delay its approval with respect to the actions contemplated by the following clauses (x), (xi), (xiv), (xv) or (xvi) and, in the event of a Second Request, clause (iii)), as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or as expressly provided for in this Agreement, the Company shall not and shall not permit any of its Subsidiaries to:

(i) (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent or materially impair the Mergers or the other transactions contemplated by this Agreement or adversely alter the economic benefits of the transactions contemplated by the Agreement to Parent), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company) or (D) purchase, repurchase, redeem, exchange or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the cashless exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Warrants, Company Restricted Stock Awards, Company RSU-C Awards, Company RSU-S Awards or Company Performance Share Unit Awards in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Company Stock Plan and award agreement as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) other than as required by applicable Law or by the terms of any Company Plan or CBA, in each case as in effect on the date hereof (or as modified after the date of this Agreement in accordance with the terms of this Agreement), (A) increase the compensation or benefits payable to any employee of the Company or any of its Subsidiaries or any member of the Board of Directors of the Company, other than the 2019 annual base salary increase for employees (excluding the Company’s Chief Executive Officer and his direct reports) in the ordinary course of business consistent with past practice on or after January 1, 2019 in an amount not to exceed 3% of the aggregate cost of such annual base salaries of such employees in effect as of the date hereof, (B) grant any new equity-based awards, or amend or modify the terms of any such outstanding awards, (C) establish, adopt, enter into, amend or terminate any Company Plan or CBA, other than changes to an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) in the ordinary course of business consistent with past practice that would not materially increase the costs to the Company or any of its Subsidiaries in respect of such Company Plan, (D) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors or employees, other than payment of the annual bonus in respect of the fiscal year ending September 30, 2018 in the ordinary course of business consistent with past practice, (E) provide any funding for any rabbi trust or similar arrangement; or (F) hire any new employees at (or promote any existing employees to) the level of director or above or terminate the employment of any employee at the level of director or above, other than for cause;

(iv) incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except, subject in each case to complying with the terms of Section 6.1(a)(iii) of the Company Disclosure Letter, (A) up to $150,000,000 in aggregate principal amount at any time outstanding under the Existing Credit Facilities as in effect as of the date hereof, and any guarantees of the obligations thereunder, in each case in the ordinary course of business consistent with past practice, (B) short-term borrowings by the Company and any of its Subsidiaries under any local working capital lines of credit set forth on Section 6.1(a)(iii)(B) of the Company Disclosure Letter in the ordinary course of business consistent with past practice and (C) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, subject to prior good faith consultation with Parent;

(v) make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (B) in the ordinary course of business consistent with past practice and which do not exceed, during any fiscal year ending prior to the Closing, one hundred and twenty percent (120%) of the amounts reflected in the Company’s capital expenditure forecast for 2018 and the provisional capital expenditure budget for 2019, which are set forth in Section 6.1(a)(v) of the Company Disclosure Letter;

(vi) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge or incur a Lien (other than a Permitted Lien) upon or otherwise dispose of any Intellectual Property Rights; provided that this clause (vi) shall not restrict (A) any of the foregoing that occur among the Company and its Subsidiaries and taken in good faith consultation with Parent, (B) the granting of any licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice or (C) transfers, leases, sales, assignments, lapses, abandonments, cancellations, mortgages, pledges, Liens, or other dispositions of Intellectual Property Rights (other than licenses) with, in the reasonable good faith judgment of the Company or its applicable Subsidiary, a fair market value less than $1,000,000, individually, and $5,000,000 in the aggregate and taken in good faith consultation with Parent;

(vii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, incur or suffer to exist a Lien (other than a Permitted Lien) upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries, but not including any Intellectual Property Rights, which is governed by Section 6.1(a)(vi)); provided that this clause (vii) shall not restrict (A) any of the foregoing that occur among the Company and its Subsidiaries, (B) the transfer or sale of assets in the in the ordinary course of business consistent with past practice or (C) transfers, leases, sales, assignments, lapses, abandonments, of cancellations of assets with a fair market value less than $1,000,000 individually and $5,000,000 in the aggregate and taken in good faith consultation with Parent;

(viii) (A) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such securities, except (1) for any Shares issued pursuant to Company Options, Company RSU-S Awards and Company Performance Share Unit Awards, in each case, that are outstanding on the date of this Agreement and in accordance with the existing terms of such awards and the Company Stock Plan, (2) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company or (3) Permitted Liens securing the Existing Credit Facilities, or (B) alter in any way the terms of any of its outstanding securities (including the Founders Shares and the Warrants;

(ix) spend or commit to spend in excess of $1,500,000 in the aggregate to acquire any Person, business or to acquire assets or other property other than acquisitions of assets used in the Company’s operations in the ordinary course of business consistent with past practice, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither the Company nor any of its Subsidiaries shall make any acquisition that would, or would reasonably be likely to prevent, delay or impair the Company’s ability to consummate the transactions contemplated by this Agreement;

(x) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP or by applicable Law;

(xi) (A) make, change or revoke any material Tax election, (B) take any material position on any material Tax Return filed on or after the date of this Agreement that is inconsistent with positions taken in preparing or filing similar Tax Returns in prior periods (except as required by any change in applicable Tax Law), (C) change any Tax accounting period or material method of Tax accounting, (D) amend any material Tax Return, (E) file a claim for a Tax refund that is, individually or in combination with all other such claims made after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole, (F) settle, compromise or resolve any audit, examination, proceeding or controversy in respect of an amount of Taxes that is, individually or in combination with all other such settlements, compromises or resolutions made after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole, (G) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or request any Tax ruling from any Governmental Entity or (H) surrender any right to claim a refund of an amount of Taxes that is, individually or in combination with all other such claims surrendered after the date of this Agreement, material to the Company and its Subsidiaries, taken as a whole;

(xii) (A) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement or (B) start to conduct a line of business of the Company or any of its Subsidiaries in any geographic area where it is not conducted as of the date of this Agreement;

(xiii) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company), other than extensions of credits to customers in the ordinary course of business consistent with past practice;

(xiv) (A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is entered into following good faith consultation with Parent and on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing or consistent with a form of such Material Contract made available to Parent prior to the date hereof; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(a)(xiv) in good faith consultation with Parent and in the ordinary course of business consistent with past practice with respect to Contracts or Material Contracts between the Company and/or one or more of its Subsidiaries; provided, further that (x) this Section 6.1(a)(xiv) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an act or failure to act that is otherwise expressly permitted by any of the restrictions set forth in this Section 6.1 and (y) for the avoidance of doubt, this Section 6.1(a)(xiv) shall not prohibit or restrict any Company Plans;

(xv) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $750,000 individually or $4,000,000 in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose any restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 6.1(a)(xi)); or

(xvi) agree, resolve or commit to do any of the foregoing.

(b) Parent, Merger Sub I and Merger Sub II each covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Initial Effective Time (unless the Company shall otherwise approve in writing which approval shall not be unreasonably withheld, conditioned or delayed, and except as required by applicable Law, expressly required by this Agreement or otherwise expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter), Parent shall use its commercially reasonable efforts to conduct its business and the businesses of its Subsidiaries in the ordinary course of business consistent with past practice. Without limiting the generality of, and in furtherance of, the foregoing, Parent, Merger Sub I and Merger Sub II each covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Initial Effective Time, except as required by applicable Law, as the Company may approve in writing (it being agreed that the Company shall not unreasonably withhold, condition or delay its approval with respect to the actions contemplated by the following clauses (iii) or (iv)), as expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter or as expressly provided for in this Agreement, it shall not and shall not permit any of its Subsidiaries to:

(i) (A) amend the certificate of incorporation or bylaws (or comparable governing documents) of Parent, Merger Sub I or Merger Sub II in a manner adverse to the Company or its shareholders or (B) split, combine, subdivide or reclassify its outstanding shares of capital stock of Parent;

(ii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Parent to another direct or indirect wholly owned Subsidiary of Parent or to Parent);

(iii) purchase, repurchase, redeem, exchange or otherwise acquire any shares of the capital stock of Parent or any securities convertible or exchangeable into or exercisable for any shares of the capital stock of Parent (other than (1) pursuant to the cashless exercise of options of Parent or the forfeiture of, or withholding of Taxes with respect to, options, warrants, restricted stock awards or performance share units of Parent in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Parent stock plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any wholly owned Subsidiary of Parent by Parent or any other wholly owned Subsidiary of Parent);

(iv) restructure, reorganize or completely or partially liquidate Parent;

(v) merge or consolidate Parent with any other Person, or acquire any Person, business or to acquire assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise, in each case that would, or would reasonably be likely to prevent, materially delay or materially impair the Parent’s, Merger Sub I’s or Merger Sub II’s ability to consummate the transactions contemplated by this Agreement; or

(vi) agree, resolve or commit to do any of the foregoing.

(c) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 6.1 shall be in writing and shall be deemed given as provided for in Section 9.6, and, in each case, shall be addressed to such individuals as the parties shall designate in writing from time to time.

6.2 Company Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct, and use its commercially reasonable efforts to cause, its and their respective Representatives not to:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Company Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Company Acquisition Proposal; or

(iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with this Section 6.2(a)) relating to any Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”).

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours of the execution of this Agreement) terminate access by any third Person to any physical or electronic data room relating to any Company Acquisition Proposal, or any proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and (C) except as otherwise directed by Parent, promptly (and, in any event, within seventy-two (72) hours of the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any third Person within the nine (9) months immediately preceding the date of this Agreement in connection with any Company Acquisition Proposal, or any proposal that would reasonably be expected to lead to a Company Acquisition Proposal. Notwithstanding any provision of this Section 6.2(a) to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided that, prior to (1) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (2) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, the foregoing shall not restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, if the Company’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company shall provide written notice to Parent of any waiver or release of any standstill by the Company, including the disclosure of the identity of the party thereto and a summary of the material circumstances related thereto.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to, but not after, (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal which Company Acquisition Proposal was made after the date of this Agreement and did not result from a breach of Section 6.2(a), (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on Parent, and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours, notifying Parent of the status and material details thereof, including providing copies of any documentation that is material to such Company Acquisition Proposal) if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. At any time prior to the Closing, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and, without limiting Section 6.2(a), the Company shall advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning any Company Acquisition Proposal and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (A) twenty percent (20%) or more of the outstanding Shares or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company or (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (A) twenty percent (20%) or more of the outstanding Shares or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement or a transaction involving the divestiture of all or substantially all of the Company Plastics Segment.

“Company Intervening Event” means a material effect that was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Company Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Parent and its Subsidiaries, taken as a whole, constitute a Company Intervening Event unless such event or events has had or would reasonably be expected to have a Parent Material Adverse Effect.

“Company Superior Proposal” means any bona fide binding written Company Acquisition Proposal (that did not result from a breach of this Section 6.2) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of the Shares from a financial point of view than the Mergers (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 6.2(f) and Section 6.2(g), the Company’s board of directors and each committee of the Company’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation or approve, recommend or otherwise declare advisable any Company Acquisition Proposal, or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (ii) fail to include the Company Recommendation in the Consent Solicitation Statement and/or the Company Proxy Statement (to the extent a Company Shareholder Meeting Election is made) or (iii) approve or recommend, or publicly propose to enter into a Company Alternative Acquisition Agreement (any of the actions described in the foregoing clauses (i), (ii) and (iii), a “Company Change in Recommendation”).

(f) Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(e), following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of this Section 6.2 and the Company’s board of directors determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company’s board of directors may, at any time prior to (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, make a Company Change in Recommendation or terminate this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 6.2(f)(ii), if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of such Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making such Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the proposed Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to such Company

Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional three (3)-Business Day period) and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(c) in order to enter into a Company Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Change in Recommendation or terminating this Agreement in accordance with Section 8.3(c), as applicable, (x) engaged in good faith with Parent (to the extent Parent wishes to engage) during such notice period to negotiate and consider adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation and/or to effect such a termination in accordance with Section 8.3(c), the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(ii) the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Company Acquisition Proposal and taking into account any revised terms proposed by Parent, such Company Acquisition Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(c), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Company Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.2(e), upon the occurrence of any Company Intervening Event, the Company’s board of directors may, at any time prior to (x) the time the Support Agreements are delivered and executed in accordance with Section 6.4(a) or (y) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, the time the Company Shareholder Approval is obtained, make a Company Change in Recommendation if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation in accordance with the terms of this Agreement and (B) prior to making such a Company Change in Recommendation, engaged in good faith with Parent (to the extent Parent wishes to engage) during such five (5)-Business Day period to negotiate and consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of the Company’s board of directors to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company’s board of directors shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit the Company or the Company’s board of directors to effect a Company Change in Recommendation except in accordance with Section 6.2(f).

6.3 Parent Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.3, Parent shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct, and use its commercially reasonable efforts to cause, its and their respective Representatives not to:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Parent Acquisition Proposal;

(iii) provide any non-public information or data concerning the Parent or any of its Subsidiaries to any Person in connection with any Parent Acquisition Proposal; or

(iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(b) entered into in compliance with this Section 6.2(a)) relating to any Parent Acquisition Proposal (a “Parent Alternative Acquisition Agreement”).

Parent shall, and Parent shall cause its Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours of the execution of this Agreement) terminate access by any third Person to any physical or electronic data room relating to any Parent Acquisition Proposal, or any proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, and (C) except as otherwise directed by the Company, promptly (and, in any event, within seventy-two (72) hours of the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any third Person within the nine (9) months immediately preceding the date of this Agreement in connection with any Parent Acquisition Proposal, or any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal. Notwithstanding any provision of this Section 6.2(a) to the contrary, Parent shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided that, prior to the time the Parent Shareholder Approval is obtained, the foregoing shall not restrict Parent from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, if the Parent’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Parent shall provide written notice to the Company of any waiver or release of any standstill by Parent, including the disclosure of the identity of the party thereto and a summary of the material circumstances related thereto.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to, but not after, the time the Parent Shareholder Approval is obtained, Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal which Parent Acquisition Proposal was made after the date of this Agreement and did not result from a breach of Section 6.2(a), (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Parent Acquisition Proposal; provided that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on the Company, and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Parent Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours, notifying the

Company of the status and material details thereof, including providing copies of any documentation that is material to such Parent Acquisition Proposal) if, and only if, prior to taking any action described in clause (i) or (ii) above, Parent’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. At any time prior to the Closing, Parent shall promptly (and, in any event, within twenty-four (24) hours) notify the Company if (i) any written or other bona fide inquiries, proposals or offers with respect to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent or (iii) any discussions or negotiation with respect to a Parent Acquisition Proposal are sought to be initiated or continued with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and, without limiting Section 6.2(a), Parent shall advise the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning any Parent Acquisition Proposal and thereafter shall keep the Company informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Parent Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving Parent or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (A) twenty percent (20%) or more of the outstanding shares of Parent Common Stock or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Parent or (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (A) twenty percent (20%) or more of the outstanding shares of Parent Common Stock or (B) twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Parent, in each case, other than the transactions contemplated by this Agreement or a transaction involving the divestiture of all or substantially all of the Company Plastics Segment.

“Parent Intervening Event” means a material effect that was not known to, or reasonably foreseeable by, the board of directors of Parent prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of Parent prior to the time the Parent Shareholder Approval is obtained; provided, however, that (i) in no event shall the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Parent Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, constitute a Parent Intervening Event unless such event or events has had or would reasonably be expected to have a Company Material Adverse Effect or a Plastics Material Adverse Effect.

“Parent Superior Proposal” means any bona fide binding written Parent Acquisition Proposal (that did not result from a breach of this Section 6.3) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the outstanding shares of Parent Company Stock (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of Parent and its Subsidiaries, taken as a whole, which Parent’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of the shares of Parent Common Stock from a financial point of view than the Mergers (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Section 6.3(f) and Section 6.3(g), Parent’s board of directors and each committee of Parent’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Parent Recommendation or approve, recommend or otherwise declare advisable any Parent Acquisition Proposal, or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (ii) fail to include the Parent Recommendation in the Parent Proxy Statement or (iii) approve or recommend, or publicly propose to enter into a Parent Alternative Acquisition Agreement (any of the actions described in the foregoing clauses (i), (ii) and (iii), a “Parent Change in Recommendation”).

(f) Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.3(e), following receipt of a written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a breach of this Section 6.3 and Parent’s board of directors determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, Parent’s board of directors may, at any time prior to the time the Parent Shareholder Approval is obtained, make a Parent Change in Recommendation in accordance with Section 6.3(f)(ii), if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of such Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making such Parent Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the proposed Parent Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to such Parent Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional three (3)-Business Day period) and (3) that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation, and (B) prior to making such a Parent Change in Recommendation, (x) engaged in good faith with the Company (to the extent the Company wishes to engage) during such notice period to negotiate and consider adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, the board of directors of Parent shall take into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice; and

(ii) Parent’s board of directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Parent Acquisition Proposal and taking into account any revised terms proposed by the Company, such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and that the failure to make such Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Parent Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.3(e), upon the occurrence of any Parent Intervening Event, Parent’s board of directors may, at any time prior to the time the Parent Shareholder Approval is obtained, make a Parent Change in Recommendation if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation and (2) state expressly that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation in accordance with the terms of this Agreement and (B) prior to making such a Parent Change in Recommendation, engaged in good faith with the Company (to the extent the Company wishes to engage) during such five (5)-Business Day period to negotiate and consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of Parent’s board of directors to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) Parent’s board of directors shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit Parent or Parent’s board of directors to effect a Parent Change in Recommendation except in accordance with Section 6.3(f).

6.4 Shareholder Written Consent; Company Shareholder Meeting; Preparation of the Consent Solicitation Statement and/or Proxy Statement and Registration Statement.

(a) The Company will use reasonable best efforts to cause the Written Consent Parties to execute and deliver in accordance with Section 9.6 to the Company and Parent their respective Support Agreements within twenty-four (24) hours after the execution and delivery of this Agreement by the parties hereto. If the Support Agreements are not executed and delivered in accordance with this Section 6.4(a) within such twenty-four (24)-hour period after the execution and delivery of this Agreement by the parties hereto (a “Support Agreement Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.4(c).

(b) Parent and the Company shall cooperate to prepare and file as promptly as reasonably practicable following the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the Initial Merger will be registered with the SEC, which shall contain (i) (A) if the Support Agreements are executed and delivered in accordance with Section 6.4(a), a consent solicitation statement in connection with the solicitation by the Company of written consents from the holders of the Shares to obtain the Company Shareholder Approval (the “Consent Solicitation Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act, prepared by the Company in consultation with Parent and its counsel as provided in Section 6.4(f) or (B) in the event of a Company Shareholder Meeting Election, a proxy statement in connection with the solicitation by the Company of proxies from the holders of the Shares to obtain the Company Shareholder Approval (the “Company Proxy Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act in consultation with Parent and its counsel as provided in Section 6.6 and (ii) a proxy statement in connection with the solicitation by Parent of proxies from the holders of the shares of Parent Common Stock to obtain the Parent Shareholder Approval (the “Parent Proxy Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act in consultation with the Company and its counsel as provided in Section 6.6, in all cases describing this Agreement, the Mergers, the Parent Share Issuance and the other transactions contemplated hereby. In the event of a Company Shareholder Meeting Election, the Company Proxy Statement shall include, subject to Section 6.2, the Company Recommendation, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K. For purposes of this Agreement, the term “Merger Materials” shall mean the Registration Statement, including the prospectus forming a part thereof and the Consent Solicitation Statement or the Company Proxy Statement, as applicable, and the Parent Proxy Statement, and any amendment thereto.

(c) If the Support Agreements are executed and delivered in accordance with Section 6.4(a), in lieu of calling a meeting of the Company’s shareholders, the Company shall provide a form of shareholder written consent to the Company’s shareholders as promptly as practicable following the date upon which the Registration Statement becomes effective (and, in the case of the Written Consent Parties, within twenty-four (24) hours of the Registration Statement becoming effective). The Company shall use reasonable best efforts to cause the Written Consent Parties to duly execute and deliver shareholder written consents substantially in the form attached hereto as Exhibit C (the “Shareholder Written Consent”) in respect of the Shares beneficially owned by each such Written Consent party (which represent more than a majority of the outstanding Shares) in accordance with Section 228 of the DGCL within twenty-four (24) hours of the Registration Statement becoming effective. As promptly as practicable following the execution and delivery of the Shareholder Written Consent by the Written Consent Parties to the Company, the Company shall deliver to Parent a copy of such Shareholder Written Consent in accordance with Section 9.6 of this Agreement. In connection with the Shareholder Written Consent, the Company shall take all actions necessary to comply, and shall comply in all material respects, with applicable Law and applicable legal requirements, including Section 228 and Section 262 of the DGCL, the Company Certificate of Incorporation and the Company Bylaws and the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, as applicable. If the Written Consent Parties fail to deliver their Shareholder Written Consents to the Company within twenty-four (24) hours of the Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.4(c). In the event of a Written Consent Failure, the Company shall, if and only if Parent makes a Company Shareholder Meeting Election, cooperate with Parent to amend the Registration Statement as promptly as practicable following such Written Consent Failure to include a Company Proxy Statement instead of a Consent Solicitation Statement.

(d) Without prejudice to Parent’s rights or ability to seek and obtain specific enforcement under the Support Agreements of the Written Consent Parties’ obligation to execute and deliver the Shareholder Written Consent, in the event of a Support Agreement Failure or a Written Consent Failure, if Parent does not terminate this Agreement pursuant to Section 8.4(c) and if Parent so requests within seventy-two (72) hours of either a Support Agreement Failure or Written Consent Failure, as applicable (and, for the avoidance of doubt, only if Parent so requests) (such a request, following a Support Agreement Failure or a Written Consent Failure, a “Company Shareholder Meeting Election”), the Company shall, as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective, cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Company Shareholder Approval; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.3(c) during the pendency of any suit by Parent seeking to enforce the Support Agreements following a Written Consent Failure. In such event, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval at the Company Shareholder Meeting and otherwise comply with Law and all legal requirements applicable to such meeting, including the DGCL, the Certificate of Incorporation and the Bylaws of the Company and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable.

(e) Parent shall, as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective, cause a meeting of its shareholders (the “Parent Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Parent Shareholder Approval and, unless a Parent Change in Recommendation shall have occurred, Parent shall use its reasonable best efforts to obtain the Parent Shareholder Approval at the Parent Shareholder Meeting.

Parent shall comply with Law and all legal requirements applicable to such meeting, including the DGCL, the certificate of incorporation and bylaws of Parent and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable. Parent shall include, subject to Section 6.3, the Parent Recommendation in the Parent Proxy Statement.

(f) The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on Merger Materials from the SEC and each of the Company and Parent shall cause the definitive Merger Materials to be mailed to their respective shareholders as promptly as practicable (and in any event within two (2) Business Days) following the date upon which the Registration Statement becomes effective. Each party shall furnish all information concerning it and its Affiliates to the other party and provide such other assistance as may be reasonably requested by the other party to be included in the Merger Materials and shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. If any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Merger Materials so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by and in compliance with applicable Law, disseminated to the shareholders of the Company and Parent. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Merger Materials or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Merger Materials or the Mergers. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

6.5 Filings; Other Actions; Notification.

(a) The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as expeditiously as practicable, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within twenty (20) Business Days after the date of this Agreement the notifications required to be filed under the HSR Act and as promptly as practicable in the case of all other filings required under any Foreign Competition Laws with respect to the transactions contemplated hereby) and to obtain as expeditiously as practicable, and in any event prior to the Termination Date, all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement, (ii) respond as promptly as practicable to any inquiries or requests for information received from any Governmental Entity, (iii) satisfying the conditions to consummating the Mergers, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers, (v) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Mergers and (vi) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Subject to Section 6.5(b), in the event that the parties receive a request for additional information and documentary material pursuant to the HSR Act or any other Antitrust Laws (a “Second Request”), unless otherwise agreed to by the Company, the parties hereto shall use their reasonable best efforts to substantially comply with and submit appropriate responses to such Second Request as promptly as practicable and advisable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. Except as expressly permitted pursuant to Section 6.2 or Section 6.3, as applicable, none of the parties shall knowingly take, cause, or permit to be taken any action that is reasonably likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to in writing by the parties. As used in this Agreement, the term “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, substantial lessening of competition, or restraint of trade or competition.

(c) Subject to applicable Antitrust Laws relating to the exchange of information, Parent shall have the right to devise and direct the strategy for obtaining any clearances required under any Antitrust Law in connection with the Mergers; provided that such strategy shall be designed to obtain such clearances as promptly as reasonably practicable and in no event later than the Termination Date. No party or its counsel shall independently participate in any meeting or substantive call relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other of any filing, communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such proposed filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Mergers, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted (A) to remove references concerning the valuation of the Company and the Mergers, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable privilege concerns, or (D) as otherwise required by Law, provided, further, that any competitively or commercially sensitive material provided may be designated as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel and approved outside economic consultants of the recipient and will not be disclosed to employees, representatives, officers, or directors of the recipient without written consent of the party providing such materials.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations required to consummate the Mergers as soon as practicable, and in any event prior to the Termination Date, including but not limited to (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the divestiture, license, hold separate, sale or other disposition of the businesses, assets, or products of the Company, Parent or any of their respective Subsidiaries, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company, or their respective Subsidiaries, and

(iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, any businesses, assets, product lines or properties of the Company, Parent or any of their respective Subsidiaries (each such action in clauses (i)-(iii) a “Divestiture Action”); provided, however, that in no event shall Parent be required to take or agree or offer to take, and the Company shall not take or agree or offer to take, any Divestiture Action that meets both of the following criteria: (A) such Divestiture Action would be of or with respect to businesses, assets, or products representing, in the aggregate, in excess of $125,000,000 of annual sales revenues for (x) the fiscal year ended September 30, 2017 in the case of Divestiture Actions with respect to the Company or (y) the fiscal year ended December 31, 2017 in the case of Divestiture Actions with respect to Parent and (B) such Divestiture Action would be of or with respect to more than two (2) existing distribution centers in the aggregate. Notwithstanding anything in this Agreement to the contrary, no party shall be required to take or agree to take any action with respect to its business or operations in connection with obtaining the approval of any Governmental Entity in connection with the Mergers unless the effectiveness of such action or agreement is conditioned upon the occurrence of the Closing.

(e) Information. Subject to Section 6.6(b), the Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Merger Materials and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(f) Status. The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, other than immaterial communications.

(g) Corporate Actions. Prior to the Closing, the Company shall reasonably cooperate with Parent in connection with matters set forth in Section 6.5(g) of the Parent Disclosure Letter.

6.6 Access; Consultation.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent’s Representatives reasonable access, during normal business hours during the period prior to the Initial Effective Time, to the Company’s and its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning any of the foregoing as may reasonably be requested by Parent; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further, that the foregoing shall require neither the Company nor Parent to permit any inspection or to disclose any information pursuant to this Section 6.6 to the extent that (i) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 6.6(a), Parent or the Company, as applicable, shall (A) use its commercially reasonable efforts to obtain the required consent of any such third party to provide such inspection or disclosure, (B) use reasonable best efforts develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. In no event shall this Section 6.6 permit either Party’s Representatives to conduct invasive sampling or invasive testing of any environmental media or building material. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other party. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer.

(b) Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material,” “Outside Antitrust Counsel Only Material,” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement. To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Prior to the Initial Effective Time, the Company and Parent shall reasonably cooperate in identifying any actions or practices of the Company or any of its Subsidiaries that could require remediation under applicable Law and, to the extent identified, shall cooperate in taking commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(c) Each of the Company and Parent shall give prompt notice to one another of any change, effect, circumstance or development that would reasonably be likely to result in a Company Material Adverse Effect, Plastics Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Mergers (as applicable).

6.7 Stock Exchange De-listing and De-registration. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the NASDAQ to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as possible following the Initial Effective Time.

6.8 Publicity. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Mergers and the other transactions contemplated by this Agreement and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the NASDAQ or the NYSE, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 (d) with respect to any Company Change in Recommendation made in accordance with this Agreement or Parent’s response thereto, or (e) with respect to any Parent Change in Recommendation and the Parent Shareholder Meeting and Parent Shareholder Approval following any Parent Change in Recommendation, or the Company’s response thereto.

6.9 Employee Benefits.

(a) Parent agrees that each Company Employee who continues to remain employed with the Surviving Company or its Subsidiaries (a “Continuing Employee”) shall, during the period commencing at the Initial Effective Time and ending on the first anniversary of the date on which the Initial Effective Time occurs (the “Continuation Period”), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Initial Effective Time and (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities and target long-term incentive compensation opportunities provided to similarly situated employees of Parent and its Subsidiaries. Parent agrees that Continuing Employees shall, during the Continuation Period, be provided with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Parent and its Subsidiaries. Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Initial Effective Time and ending on the first anniversary of the Initial Effective Time, be provided with severance benefits that are no less favorable than the severance benefits provided to such Continuing Employees immediately prior to the Initial Effective Time. Parent shall or shall cause the Surviving Company to honor and assume all obligations under the employment agreement and severance plans listed on Section 6.9(a) of the Company Disclosure Schedule in accordance with the terms of such agreement and plans as in effect on the date hereof.

(b) Parent shall or shall cause the Surviving Company to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Company Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Company Employee prior to the Initial Effective Time. With respect to the plan year during which the Initial Effective Time occurs, Parent shall provide each Company Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Company Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Company to, provide credit (without duplication) to Company Employees for their service recognized by the Company and its Subsidiaries as of the Initial Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits and provided, further, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan.

(d) Notwithstanding the foregoing, with respect to any Company Employee who is, or becomes, subject to a CBA, all compensation and benefits treatment and terms and conditions of employment afforded to such Company Employee shall be provided in accordance with such CBA or other agreement with a labor union or like organization and the terms of this Section 6.9 shall not apply.

(e) From and after the Initial Effective Time, Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) shall honor all Company Plans in accordance with their terms (including any rights to amend, modify or terminate such Company Plans) as in effect immediately prior to the Initial Effective Time. Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) to provide compensation and benefits to Continuing Employees in accordance with this Agreement through plans of Parent or its Subsidiaries after the Initial Effective Time.

(f) Each employee of the Company or any of its Subsidiaries who is employed for any portion of the Fiscal Year commencing October 1, 2018 and who participates in an annual bonus program of the Company (each, a “Bonus Eligible Employee”) shall be eligible to receive a pro rata portion of such individual’s annual bonus with respect to the “stub” period between September 30, 2018 and the Closing Date, based on actual results as of the Closing (the “Pro Rata Bonus”); provided, however, that the applicable performance criteria may be equitably adjusted by the Compensation Committee of the Company’s Board of Directors to the extent that the Compensation Committee determines that any such adjustment is in the best interests of the Company consistent with its fiduciary duties, taking into account the consummation of the Mergers and the anticipated Closing, in each case relating to the Merger and only to the extent not taken into account in establishing the applicable performance goals; provided, further, however, that the Company shall consult in good faith with Parent reasonably in advance of making any such adjustments and the Company shall consider Parent’s input in good faith prior to making such adjustments. Subject to the immediately following sentence, the Pro Rata Bonus shall be payable at such time as the Company pays annual bonuses to its employees in the ordinary course of business consistent with past practice. Each Bonus Eligible Employee who experiences a termination of employment, other than for “Cause” (as defined in the Company’s Severance Plan for U.S. Officers and Executives, amended and restated, effective as of June 9, 2016), prior to the payment of the Pro Rata Bonus shall be entitled to receive the Pro Rata Bonus, if any, payable as soon as reasonably practicable following the date on which the employment termination occurs; provided, however, that this provision shall not apply to the extent that an employee has the right to receive a pro-rated bonus for the year in which employment termination occurs under a Company Plan. The Company shall consult in good faith with Parent regarding (1) the applicable performance goals for the Company’s 2019 Fiscal Year (including applicable goals for any abbreviated periods during such time) and (2) the determination of the Pro Rata Bonus payout levels.

(g) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and neither any union nor any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement (except to the extent provided in Section 9.8(d)). Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.9, (iv) prevent Parent, the Surviving Company or any of their Affiliates, after the Initial Effective Time, from terminating the employment of any Company Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

(h) If, at least thirty (30) Business Days prior to the Initial Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s) and/or its excess benefit plan, the Company shall terminate any and all 401(k) plans and/or the excess benefit plan effective as of the day immediately preceding the day on which the Initial Effective Time occurs (the “Plan Termination Date”). In the event that Parent requests that such 401(k) plan(s) and the excess benefit plan be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) and the excess benefit plan have been terminated pursuant to resolution of the Company’s Board of Directors at least two (2) Business Days prior to the day on which the Initial Effective Time occurs; provided that prior to terminating the Company’s 401(k) plan or the excess benefit plan, the Company shall provide Parent with the form and substance of any applicable resolutions for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan or the excess benefit plan is terminated pursuant to this Section 6.9(h), then as soon as practicable following the Plan Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan or the excess benefit plan immediately prior to the Plan Termination Date to participate in Parent’s 401(k) plan or Parent’s excess benefit plan, as applicable, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

6.10 Expenses. Except as otherwise provided in Sections 6.5 and 8.5, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Merger Materials and printing and mailing the Merger Materials shall be shared equally by Parent and the Company.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Initial Effective Time, Parent shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of the Initial Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Initial Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Initial Effective Time, in each case, whether asserted or claimed prior to, at or after the Initial Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six (6) years from and after the Initial Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws. Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Initial Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Initial Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Initial Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least substantially as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Initial Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for the D&O Insurance; and, provided, further that if the premium for the D&O Insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12 Takeover Statute. If any Takeover Statute is or may become applicable to the Mergers or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Initial Effective Time. Prior to the Initial Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14 Section 16(b). The board of directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Initial Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual, including by deputization, who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Financing Cooperation.

(a) Parent will use reasonable best efforts to obtain Financing (or in the event any portion or all of the Committed Financing becomes unavailable (after giving effect to any other financing that may then be available to cover such unavailable amount) and such amount is necessary to pay the Merger Amounts, alternative debt financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent, Merger Sub I and Merger Sub II, to fund the payment of the Merger Amounts) from the same or other sources (any such alternative debt financing that Parent obtains if any portion or all of the Committed Financing becomes unavailable, a “Replacement Financing”)) required to fund the payment of the Merger Amounts on the Closing Date. It is understood and agreed that in no event will the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees materially in excess of those contemplated by the Commitment Letter (or the related fee letter) (including market flex provisions set forth therein) as in effect on the date of this Agreement, or agree to any market flex provision less favorable to Parent than the market flex provisions contained in the fee letter as in effect on the date of this Agreement (in either case, whether to secure waiver of any conditions contained therein or otherwise). Upon request by the Company, Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or default under, the Commitment Letter by a party thereto or any termination, withdrawal or rescission of the Commitment Letter. Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub I and Merger Sub II expressly acknowledges and agrees that neither the availability nor terms of the Financing are conditions to the obligations of Parent, Merger Sub I and Merger Sub II to consummate the Mergers, and each of Parent, Merger Sub I and Merger Sub II reaffirms its obligation to consummate the Mergers and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VII, irrespective and independent of the availability or terms of the Financing.

(b) For purposes of this Agreement (other than Section 5.2(k)), the term “Financing” shall mean (i) the Committed Financing, (ii) any Replacement Financing, (iii) any Bond Financing and (iv) any other financing arrangement arranged by Parent to fund the Merger Amounts.

(c) The Company shall furnish Parent as promptly as reasonably practicable with (A) the financial information regarding the Company and its Subsidiaries described in clauses (i) and (ii) of paragraph 2 of Annex C of the Commitment Letter (as in effect on the date hereof) and (B) all financial and related information reasonably requested in writing by Parent that relates to the Company and its Subsidiaries and is necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements, in each case as required pursuant to clause (iii) of paragraph 2 of Annex C of the Commitment Letter; it being understood and agreed that the preparation of such pro forma consolidated balance sheet and related pro forma financial statements is the responsibility of Parent, and the Company and its Subsidiaries shall have no responsibility for, and make no representations regarding, the resultant pro forma information. Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Committed Financing and/or any Replacement Financing, which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with such pertinent information relating to the business, financial performance or financial condition of the Company and its Subsidiaries as may be necessary to prepare the marketing and rating agency materials described in clause (ii)(B) below;

(ii) (A) participating in a reasonable number of presentations, meetings (including with prospective lenders and investors) and sessions with rating agencies in connection with the Committed Financing and/or any Replacement Financing, in each case, at reasonable times and locations to be mutually agreed, and (B) assisting with the preparation of customary materials for rating agency presentations, a bank information memorandum (including, to the extent necessary, a supplement thereto that does not include material non-public information) and similar documents required in connection with the Committed Financing and/or any Replacement Financing;

(iii) assisting reasonably in the preparation of, and executing and delivering, one or more definitive financing documents (including one or more credit agreements, and/or other instruments) in connection with the Committed Financing and/or any Replacement Financing, as well as any pledge and security documents, and other collateral filings or other certificates or documents as may reasonably be requested by Parent and reasonably facilitating the taking of all corporate actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Committed Financing and/or any Replacement Financing;

(iv) (A) permitting the prospective lenders or investors involved in the Committed Financing and/or any applicable Replacement Financing to evaluate the Company’s and its Subsidiaries’ inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting field exams, the commercial finance examinations and inventory, equipment and real property appraisals) and conduct other collateral-related diligence customary in connection with the establishing of an asset-based credit facility and (B) assisting Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries (to be effective no earlier than the Closing) in connection with the Committed Financing and/or any Replacement Financing, in each case to the extent customary and reasonable;

(v) (A) obtaining customary authorization letters with respect to the bank information memorandum (as they apply to information regarding the Company and its Subsidiaries) from a senior officer of the Company and

(B) delivering such information as may be reasonably requested by Parent a reasonable time prior to Closing that is necessary to complete any borrowing base certificates required to be delivered under the Committed Financing and/or any applicable Replacement Financing; and

(vi) at least five (5) Business Days prior to the Closing, providing all documentation and other information about the Company that is reasonably requested by the Lenders and the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by the Parent in writing at least eight (8) Business Days prior to the Closing.

(d) In addition, (i) the Company and its Subsidiaries shall use reasonable best efforts to take all actions that are necessary to facilitate the Debt Payoff, including using its reasonable best efforts to obtain customary, executed payoff letters (the “Payoff Letters”) with respect to the Existing Credit Facilities in form and substance reasonably satisfactory to Parent; provided, that the Company and its Subsidiaries shall provide a draft of such Payoff Letters at least one (1) Business Day prior to the Closing Date, which draft shall indicate the total amount required to be paid to satisfy all principal, interest and related liabilities payable on the Closing Date and (ii) prior to the Closing, Parent shall use reasonable best efforts to replace, cash collateralize and/or otherwise “backstop” each letter of credit issued under the Existing Credit Facilities (including by providing for the “deemed issuance” of the relevant letter of credit under the Financing or other facilities available to Parent) at or prior to the Closing to the extent required to permit the release of the Liens securing the obligations of the Company or its applicable Subsidiaries under the relevant Existing Credit Facility. At or prior to the Initial Effective Time, Parent shall pay, or cause to be paid, an amount of cash as set forth on Section 6.15(d) of the Company Disclosure Letter, on the terms and subject to the conditions set forth therein.

(e) Upon reasonable advance notification by Parent, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of any private placement of debt securities under Rule 144A under the Securities Act prior to Closing (a “Bond Financing”), which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with the following information regarding the Company and its Subsidiaries, in each case, which is Compliant: (A) all financial and related information reasonably requested in writing by Parent that relates to the Company and its Subsidiaries and is necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements (provided, however, Parent acknowledges that the preparation of such pro forma consolidated balance sheet and related pro forma financial statements is the responsibility of Parent, and the Company and its Subsidiaries has no responsibility for, and makes no representations regarding, the resultant pro forma information), (B) to the extent not publicly available, the audited financial information and unaudited financial information required to be filed at such time of Parent’s request with the SEC by the Company and (C) such business and other financial data of the type and form customarily included in offering memorandums used in offerings of debt securities pursuant to Rule 144A, in each case, assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (excluding, for the avoidance of doubt, information customarily excluded in offerings of debt securities pursuant to Rule 144A, including without limitation information required by Rules 3-10 and 3-16 under Regulation S-X, and Item 402 of Regulation S-K) (collectively, the “Required Bond Information”);

(ii) participating in a reasonable number of presentations, meetings (including with prospective purchasers and investors), due diligence sessions, drafting sessions and sessions with rating agencies in connection with a Bond Financing, in each case, at reasonable times and locations to be mutually agreed;

(iii) assisting with the preparation of customary materials for road show presentations, offering memoranda and similar documents required in connection with a Bond Financing; and

(iv) conducting other diligence customary in connection with a Bond Financing (the foregoing clauses (i) through (iv), collectively, the “Bond Cooperation”); provided, that, for the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, neither compliance with this Section 6.15(e) nor the provision of any Bond Cooperation shall in any event constitute a condition to Closing.

(f) Notwithstanding anything to the contrary contained in this Section 6.15, neither the Company nor any of its Subsidiaries shall be required to (1) take or cause the taking of any action that would (i) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (ii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.15 prior to the Closing (other than costs subject to reimbursement pursuant to this Section 6.15), (iii) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (iv) conflict with any material Laws, (v) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries (provided that the Company and its Subsidiaries shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege (which efforts shall not require the Company or any Subsidiary to waive its attorney-client privilege or violate any material Contract or applicable Law) and that in the event that the Company or any of its Subsidiaries do not provide access or information in reliance on this clause, the Company shall provide notice to Parent that such access or information is being withheld), (vi) prepare separate financial statements for any Subsidiary of the Company, (vii) authorize any corporate action of the Company or any of its Subsidiaries that would become effective and operative prior to the Closing or (viii) require the Company and/or any Subsidiary to make any representation, warranty or certification that, in the good faith determination of the Company, is not true or (2) (w) prepare any financial statements (other than the financial statements referred to in clause (A) of the first sentence of Section 6.15(c) or any financial statements that would constitute Required Bond Information), (x) execute, deliver or enter into any agreement, document or instrument (including any guaranty, mortgage, collateral filing, blocked account control agreement or certificate) (except the authorization letter delivered pursuant to Section 6.15(c)(v)) or any representation letter required to be delivered by the Company to its auditors to obtain a customary comfort letter) in each case the effectiveness of which is not contingent upon the Closing, (y) incur any liability in connection with the Financing or (z) provide any cooperation or information that does not pertain to the Company or its Subsidiaries (it being understood that no officer or employee of the Company or its Subsidiaries shall be required to take any action other than on behalf of the Company and/or its applicable Subsidiary in his, her or their capacity as an officer or employee of the Company or the applicable Subsidiary).

(g) Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims and reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 6.15 (other than any material inaccuracy in any information provided in writing by the Company or its Subsidiaries or any of their Representatives specifically for use in connection with the Financing), whether or not the Mergers are consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.15, whether or not the Mergers are consummated or this Agreement is terminated (other than arising from fraud or intentional misrepresentation on the part of the Company or its Subsidiaries or any of their Representatives or in connection with any claim arising from the material inaccuracy of any information provided in writing by the Company or its Subsidiaries or Representatives specifically for use in connection with the Financing).

(h) The Company hereby consents to the use of its and its Subsidiaries’ logos by Parent solely for the purpose of arranging and obtaining the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective Intellectual Property Rights.

(i) Parent and Merger Sub expressly acknowledge and agree that (i) the provisions of this Section 6.15 (including, for the avoidance of doubt, any of the obligations pursuant to Section 6.15(c) (as they relate to any Incremental Debt Financing Cooperation Requirement) and/or Section 6.15(e)) shall not create any independent conditions to Closing and (ii) notwithstanding anything in this Agreement to the contrary, neither Parent’s nor Merger Sub I’s or Merger Sub II’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining any financing whatsoever.

(j) In no event will Parent or any of its Affiliates enter into any contract (i) prohibiting or seeking to prohibit any bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person or (ii) prohibiting or seeking to prohibit any provider of equity financing from providing or seeking to provide equity financing to any Person in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transactions.

(k) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent shall be permitted to disclose confidential information to potential debt financing sources, rating agencies, and their respective counsel for the transactions contemplated by this Agreement and their Representatives without the prior written consent of the Company subject to the acknowledgement and acceptance by such potential debt financing sources, rating agencies or their respective counsel that such information is being disseminated on a confidential basis on substantially the terms set forth in the Confidentiality Agreement or in the applicable Commitment Letter or as is otherwise reasonably acceptable to Parent and the Company.

(l) Notwithstanding anything to the contrary in this Agreement, without limiting the obligations of the Company under this Section 6.15, if (i) the cooperation required to be provided under this Section 6.15 in connection with any Replacement Financing is more onerous to the Company and/or any of its Subsidiaries than what is required to be provided pursuant to Section 6.15 with respect to the Committed Financing contemplated on the date hereof (any such more onerous requirement, an “Incremental Debt Financing Cooperation Requirement”) and (ii) the Company and/or Subsidiary fails to satisfy any Incremental Debt Financing Cooperation Requirement, then such failure shall not be deemed to be a breach of this Section 6.15 for purposes of Article VII of this Agreement.

6.16 Approval of Parent. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole shareholder of Merger Sub I, shall adopt this Agreement and approve the Initial Merger, in accordance with DGCL, by written consent.

6.17 Shareholder Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any shareholder litigation against the Company and/or its officers or directors, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any shareholder litigation against Parent and/or its officers or directors, in each case relating to the Mergers or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not, except with the prior written consent of Parent, offer to settle or settle or compromise any such shareholder litigation.

6.18 Treatment of Company Warrants.

(a) In accordance with the provisions of Section 4.4 of the Warrant Agreement, promptly following the Closing, Parent shall cause the Surviving Company to make public disclosure of the consummation of the Mergers by filing a Current Report on Form 8-K with the SEC.

(b) At Parent’s election, the Company or the Surviving Company, as applicable, may elect to cause any Warrant to be exercised on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement.

(c) The Company shall use its reasonable efforts to file or cause to be filed a Form 15 at or promptly following Closing with respect to the deregistration of the Warrants, to the extent deregistration is not prohibited by the Securities Act.

6.19 Further Action. If at any time before or after the Initial Effective Time, Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation or the Surviving Company reasonably believes that any further instruments, deeds, assignments or assurances, or the transfer, modification or reissuance of any License or Environmental License, are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Initial Effective Time, then Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation and the Surviving Company and their respective officers and directors shall execute and deliver all such reasonable and proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

6.20 Exchange Listing. Parent will use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Initial Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Initial Effective Time.

6.21 Tax Matters.

(a) The parties intend that, for U.S. federal income tax purposes, the Initial Merger and the Subsequent Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will (and will cause its Subsidiaries to) use its reasonable best efforts to cause the Initial Merger and the Subsequent Merger, taken together, to qualify, and will not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (it being agreed and understood that nothing in this Section 6.21 shall require any party to make any payment to any other Person or to modify or alter, in whole or in part, the amount, composition or timing of payment of the Merger Consideration (including, for the avoidance of doubt, the Cash Consideration and the Stock Consideration) as set forth in this Agreement).

(b) The Company shall cause the TRA Termination Agreement to be executed by the parties to the Tax Receivable Agreement prior to or concurrently with the execution of this Agreement.

6.22 Related Party Arrangements. Within forty-five (45) days following the date hereof, the Company shall deliver to Parent true and complete copies of all Related Party Arrangements and any other material Contracts then in effect between the Company, on the one hand, and any former Affiliate of the Company or any present or former portfolio company of any present or former Affiliate of the Company, and with respect to any former Affiliate of the Company, to the extent such former Affiliate is known or should reasonably be expected to be known by the Company to have been an Affiliate of the Company. To the extent required by Parent following such delivery, the Company shall meet to discuss such Related Party Arrangements and other Contracts with Parent, and the Company shall use reasonable best efforts to cause such Related Party Arrangements and other Contracts designated by Parent (after considering in good faith the discussions with the Company and its representatives) to be terminated effective as of or prior to the Closing, without any further right, obligation or liability of any Person thereunder. The Parties acknowledge that any failure by the Company to terminate such Related Party Arrangements and other Contracts, in and of itself and so long the Company has complied with its reasonable best efforts obligation to do so, shall not constitute a failure to comply with the Company’s covenants set forth in this Section 6.22.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approvals. (i) The Company Shareholder Approval shall have been obtained and (ii) the Parent Shareholder Approval shall have been obtained.

(b) Governmental Consents. (i) The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been earlier terminated, and (ii) all Governmental Consents set forth on Section 7.1(b)(ii) of the Company Disclosure Letter shall have been filed, occurred or been obtained, as applicable (clauses (i) and (ii), collectively, the “Required Governmental Consents”). For purposes of this Agreement, the term “Governmental Consents” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Initial Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

(c) Law; Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Initial Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

7.2 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to effect the Mergers are also subject to the satisfaction or, to the extent permitted by Law, waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(b)(i) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of and as though made on the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in (x) the first sentence of Section 5.1(f) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.1(b)(ii) (Capital Structure), Section 5.1(c) (Corporate Authority and Approval; Financial Advisor Opinions) and Section 5.1(l) (Takeover Statutes) shall be true and correct in all material respects, in each case of the foregoing clauses (x) and (y) as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the other representations and warranties of the Company set forth in Section 5.1 shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iii) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(iii) without any materiality, Company Material Adverse Effect, Plastics Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; (iv) the representations and warranties of the Company set forth in Section 5.1(g) (Litigation and Liabilities), Section 5.1(j) (Compliance with Laws; Licenses), Section 5.1(m) (Environmental Matters), Section 5.1(o)(vi) (Intellectual Property Rights), Section 5.1(p) (Properties) and Section 5.1(q) (Insurance) shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(iv) without any materiality, Company Material Adverse Effect, Plastics Material Adverse Effect or similar qualification), individually or in the aggregate has had or would reasonably be likely to have a Plastics Material Adverse Effect; and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c) No Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect or a Plastics Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(d) Termination of the Tax Receivable Agreement. The TRA Termination Agreement remains in full force and effect and the Tax Receivable Agreement shall have been terminated in accordance with the terms of the TRA Termination Agreement.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction or, to the extent permitted by Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 5.2(b) (Authorized Capital Stock of Parent) and 5.2(c) (Authorized Capital Stock of Merger Sub I and Merger Sub II) of this Agreement shall be true and correct, subject only to de minimis inaccuracies as of the date of this Agreement and as of and as though made on the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the representations and warranties of Parent set forth in (x) the first sentence of Section 5.2(g) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.2(d) (Corporate Authority; Approval) shall be true and correct in all material respects, in each case of the foregoing clauses (x) and (y), as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date);

(iii) the other representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 5.2 shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(iii) shall be deemed to have been satisfied even if any such representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.3(a)(iii) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect; and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub I and Merger Sub II by a senior executive officer of Parent to such effect.

(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

7.4 Frustration of Conditions. None of the Company, Parent, Merger Sub I or Merger Sub II may rely, either as a basis for not consummating the Mergers or the other transactions or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by either Parent or the Company if:

(a) the Mergers shall not have been consummated by September 17, 2019 (as it may be extended below, the “Termination Date”); provided, however, that (i) the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement of such party in this Agreement caused the failure of the Mergers to be consummated on or prior to such date and (ii) if on the Termination Date, the conditions to Closing set forth in Section 7.1(b) or 7.1(c) (in the case of Section 7.1(c), as a result of any Law or Order arising under any Antitrust Law) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing or on the Closing Date, shall be capable of being satisfied on such date), then the Termination Date may be extended one or more times by either Parent or the Company by written notice to the other party up to a date (or dates) no later than, in any case, December 17, 2019;

(b) following a Company Shareholder Meeting Election, the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have resulted in the failure of the condition set forth in Section 7.1(a)(i) to be satisfied;

(c) the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have resulted in the failure of the condition set forth in Section 7.1(a)(ii) to be satisfied; or

(d) any Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable, whether before or after the Company Shareholder Approval or the Parent Shareholder has been obtained; provided that the right to terminate this Agreement pursuant to this Section 8.2(d) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have resulted in such Law or Order being enacted, issued, promulgated, enforced or entered.

8.3 Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by the Company by written notice to Parent if:

(a) the board of directors of Parent shall have made a Parent Change in Recommendation;

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub I or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth Section 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to Parent from the Company of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 7.2(a) or 7.2(b) would not be satisfied if the Closing occurred at such time; or

(c) in the event of a Company Shareholder Meeting Election following a Support Agreement Failure, at any time prior to the Company Shareholder Approval being obtained, (i) if the board of directors of the Company authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.2, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 6.2, enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5(b).

8.4 Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Initial Effective Time by Parent by written notice to the Company if:

(a) the board of directors of the Company shall have made a Company Change in Recommendation;

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth Section 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to the Company from Parent of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if Parent is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 7.3(a) or 7.3(b) would not be satisfied if the Closing occurred at such time; or

(c) in the event of a Support Agreement Failure or a Written Consent Failure.

8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided that no such termination shall relieve any party hereto (i) from any liability for damages to any other party resulting from fraud or any Intentional Breach prior to such termination by such party in any material respect of its covenants or agreements set forth in this Agreement that shall have resulted in the failure of the Mergers to be consummated, and the aggrieved party shall be entitled to all rights and remedies available at Law or in equity or (ii) from any obligation to pay, if applicable, the Company Termination Fee or the Parent Termination Fee pursuant to this Section 8.5.

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(a) or (ii) by the Company pursuant to Section 8.3(c), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay Parent a fee equal to $35,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) If this Agreement is terminated by the Company pursuant to Section 8.3(a) then Parent shall, within two (2) Business Days after such termination, pay the Company a fee equal to the $128,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company.

(d) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) or 8.2(b) or (B) by Parent pursuant to Section 8.4(b), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been made to the Company or any of its Subsidiaries, or the Company’s board of directors, or shall have been made directly to the Company’s shareholders and, in each case, not withdrawn, (iii) in the case of a termination pursuant to Section 8.2(a), the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, and (iv) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(d), the Company consummates or enters into a definitive agreement with respect to any Company Acquisition Proposal (that is eventually consummated), then the Company shall pay the Company Termination Fee concurrently with such consummation by wire transfer of immediately available funds to an account designated in writing by Parent; provided that solely for purposes of this Section 8.5(d), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(e) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) or 8.2(c) or (B) by the Company pursuant to Section 8.3(b), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Parent Acquisition Proposal shall have been made to Parent or any of its Subsidiaries, or Parent’s board of directors, or shall have been made directly to Parent’s shareholders and, in each case, not withdrawn, (iii) the board of directors of Parent shall not have made a Parent Change in Recommendation prior to such termination referred to in clause (i) of this sentence, ((iv) in the case of a termination pursuant to Section 8.2(a), the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, and (v) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(e), Parent consummates or enters into a definitive agreement with respect to any Parent Acquisition Proposal (that is eventually consummated), then Parent shall pay the Parent Termination Fee concurrently with such consummation by wire transfer of immediately available funds to an account designated in writing by the Company; provided that solely for purposes of this Section 8.5(e), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 6.3(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(f) If this Agreement is terminated by Parent or the Company (i) pursuant to Section 8.2(d), but only if the applicable Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers arises under an Antitrust Law, or (ii) pursuant to Section 8.2(a) and, in the case of this clause (ii), at the time of such termination, all of the conditions set forth in Article VII shall have been satisfied or, to the extent permitted by Law, waived in accordance with the terms hereof (other than (A) the conditions set forth in Section 7.1(b) or Section 7.1(c) (but for purposes of Section 7.1(c), only if the failure to be satisfied is due to a Law or Order arising under an Antitrust Law) or (B) those conditions that by their nature are to be satisfied at the Closing or on the Closing Date, provided that such conditions were capable of being satisfied if the Closing and the Closing Date had occurred on the date of such termination), then Parent shall, within two (2) Business Days after such termination, pay the Company a fee equal to $35,000,000 (the “Reverse Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company; provided, however, that no amount shall be payable by Parent pursuant to this Section 8.5(f) in the event that a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or that any such representation and warranty becoming untrue after the date of this Agreement, is a proximate cause of the failure of the condition set forth in Section 7.1(b) or Section 7.1(c) to be satisfied.

(g) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, (i) if the Company fails to pay promptly the amount due pursuant to Section 8.5(b) or Section 8.5(d) (any such amount due, a “Company Payment”), and, in order to obtain such Company Payment, Parent commences a suit which results in a judgment against the Company for the applicable Company Payment, or any portion thereof, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Company Payment at the prime rate of Citibank N.A. in effect on the date such Company Payment was required to be paid from such date through the date of full payment thereof, and (ii) if Parent fails to pay promptly the amount due pursuant to Section 8.5(c), Section 8.5(e) or Section 8.5(f) (any such amount due, a “Parent Payment”), and, in order to obtain such Parent Payment, the Company commences a suit which results in a judgment against Parent for the applicable Parent Payment, or any portion thereof, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Parent Payment at the prime rate of Citibank N.A. in effect on the date such Parent Payment was required to be paid from such date through the date of full payment thereof. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and in no event shall Parent be required to pay the Parent Termination Fee or the Reverse Termination Fee on more than one occasion. Notwithstanding anything herein to the contrary, in no event shall Parent be required to pay the Reverse Termination Fee if the Parent Termination Fee is payable.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent, Merger Sub I and Merger Sub II contained in Article IV and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.13(Assignment)) and the agreements of the Company, Parent, Merger Sub I and Merger

Sub II contained in Section 6.6 (Access; Consultation), Section 6.10 (Expenses), Section 6.15(g) (Financing Indemnification), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Mergers or the termination of this Agreement.

9.2 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Shareholder Written Consent or the Company Shareholder Approval; provided, however, that after Shareholder Written Consent or the Company Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the shareholders of the Company or Parent without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Initial Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of Parent, Merger Sub I, Merger Sub II and the Company hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail (with confirmation of receipt by the recipient) of a PDF document if sent prior to 6:00 pm (local time of the recipient), and on the next Business Day if sent after 6:00 pm (local time of the recipient), (b) when delivered, if delivered personally to the intended recipient, and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent, Merger Sub I or Merger Sub II

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois

Attention: Jeffrey W. Carr

Fax:         (331) 777-6292

Email:      Jeff.Carr@univar.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Andrew R. Brownstein

John L. Robinson

Fax:             (212) 403-2000

Email:         ARBrownstein@wlrk.com

JLRobinson@wlrk.com

if to the Company:

Nexeo Solutions, Inc.

3 Waterway Square Place #1000

The Woodlands, TX 77380

Attention: Michael B. Farnell, Jr.

Fax:         (281) 297-5221

Email:      Mfarnell@nexeosolutions.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello

Sachin Kohli

Fax: (212) 310-8007

Email: michael.aiello@weil.com

sachin.kohli@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, dated March 13, 2018, between the Company and Parent (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s shareholders to receive the Merger Consideration after (and subject to the occurrence of) the Closing, (c) the rights of the Persons identified in Section 6.15(d) of the Company Disclosure Letter to receive such consideration as provided for in Section 6.15(d) of the Company Disclosure Letter, on the terms and subject to the conditions set forth therein, and (d) the right of the holders of awards under the Company Stock Plan to receive such consideration as provided for in Section 4.7 after (and subject to the occurrence of) the Closing, in each case of the foregoing clauses (a) through (d), on the terms and subject to the conditions set forth in this Agreement.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Initial Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Definitions.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Affiliate”” means, with respect to any Person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Alternative Issuance” shall have the meaning ascribed to it in the Warrant Agreement.

(c) “Company Equity Awards” means the Company Options, the Company Restricted Stock Awards, the Company Performance Share Unit Awards, Company RSU-C Awards and the Company RSU-S Awards.

(d) “Company Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, (A) has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (4) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any action expressly required by this Agreement or (10) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate or (B) is reasonably likely to prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

(e) “Company Plastics Segment” means that portion of the Company’s and its Subsidiaries’ properties, assets, business and results of operations comprising the “Plastics” reportable segment as defined in the Company’s filings with the SEC under the Exchange Act prior to the date hereof.

(f) “Compliant” means, with respect to any Required Bond Information, that (i) such Required Bond Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Bond Information, in light of the circumstances under which they were made, not misleading, (ii) the Company’s auditors have consented to or otherwise authorized the use of their audit opinions related to any audited financial statements included in such Required Bond Information and any interim quarterly financial statements included in such Required Bond Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by AU 722, and (iii) the Company’s independent auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Bond Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date (subject to the completion by such auditors of customary procedures relating thereto).

(g) “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), means, with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(h) “Debt Payoff” means the termination of all commitments under the Existing Credit Facilities, the repayment in full obligations under the Existing Credit Facilities, the release of any guarantees relating to the “Secured Obligations” as defined in the ABL and the “Obligations” as defined in the Term Facility and the release of any Liens or other security interests securing such Secured Obligations or Obligations, as the case may be.

(i) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(j) “Financing Parties” shall mean the financial institutions party to the Commitment Letter, any joinder agreements, indentures or credit agreements entered into in connection therewith, their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns, in each case, in their respective capacities as such; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

(k) “Founder Shares” means the 12,476,250 Shares held by the TPG Investors, the Park West Investors, the FPA Investors and certain other investors.

(l) “FPA Investors” means, collectively FPA Crescent Fund, FPA Global Opportunity Fund, FPA Select Drawdown Fund, L.P., FPA Select Fund, L.P., FPA Value Partners Fund, FPA Select Maple Fund, L.P. and FPA Select Fund II, L.P.

(m) “GAAP” means U.S. generally accepted accounting principles.

(n) “Intentional Breach” shall mean, with respect to any representation, warranty, covenant or agreement, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, covenant or agreement.

(o) “Knowledge of the Company” means the actual knowledge (assuming reasonable inquiry of their direct reports) of the individuals identified on Section 5.1(a) of the Company Disclosure Letter.

(p) “Legacy Merger Agreement” means the Agreement and Plan of Merger, as amended, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company, LLC, Nexeo Solutions, TPG Accolade Delaware, L.P., and Nexeo Holdco, LLC dated as of March 21, 2016.

(q) “NASDAQ” means the NASDAQ Global Select Market.

(r) “Net Shares” means, with respect to a Company Option, a number of Shares equal to (“N” multiplied by (“P” minus “E”)) divided by “P,” where:

“N” equals the number of Shares covered by such Company Option immediately prior to the Initial Effective Time;

“P” equals the Per Share Cash Equivalent Consideration; and

“E” equals the per Share exercise price for such Company Option.

(s) “NYSE” means the New York Stock Exchange.

(t) “Parent Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, (i) has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with: (A) changes in, or events generally affecting, the financial, securities or capital markets, (B) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (C) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate, (D) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (E) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (F) a decline in the price of the Parent Common Stock, or a change in the trading volume of the Parent Common Stock, on the NYSE, provided that the exceptions in clauses (E) and (F) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (G) changes in Law, (H) changes in GAAP (or authoritative interpretation thereof), (I) the taking of any action expressly required by this Agreement or (J) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (A), (B), (C), (D), (G) and (H) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate or (ii) is reasonably likely to prevent or materially impair the ability of Parent, Merger Sub I or Merger Sub II to perform its obligations under this Agreement or to consummate the Mergers (including obtaining the financing necessary to pay the Merger Consideration).

(u) “Parent Closing Price” means the closing price of the Parent Common Stock on the NYSE during normal market hours on the last trading day preceding the Closing Date.

(v) “Parent Trading Price” means the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Initial Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

(w) “Park West Investors” means, collectively, Park West Investors Master Fund, Limited and Park West Partners International, Limited.

(x) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens specifically reflected in the Company Balance Sheet, (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) any license, covenant or other right to or under any Intellectual Property Right, (vii) Liens created, incurred or assumed to secure the obligations of the Company and its Subsidiaries under (x) that certain Credit Agreement, dated as of June 9, 2016 (as amended by that certain Amendment No. 1, dated as of March 22, 2017 and that certain Amendment No. 2 , dated as of December 19, 2017, the “Term Facility”), by and among Nexeo Solutions, LLC, a Delaware limited liability company (“Nexeo Solutions”), Nexeo Solutions Holdings, LLC, a Delaware limited liability company (“Holdings”), Nexeo Solutions Sub Holding Corp., a Delaware corporation (“Sub Holdco”), the lenders from time to time party thereto, Bank of America, N.A. (“BoA”), as administrative agent and collateral agent, and the other parties thereto and (y) that certain Credit Agreement, dated as of June 9, 2016 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of December 7, 2016, the “ABL” and, together with the Term Facility, collectively, the “Existing Credit Facilities”), by and among Nexeo Solutions, Nexeo Solutions Canada Corp., as the Canadian borrower, Holdings, Sub Holdco, the lenders from time to time party thereto, BoA, as agent, and the other parties thereto, or (viii) Liens on the capital stock or other securities and assets of subsidiaries of the Company organized under the laws of the People’s Republic of China created, incurred or assumed to secure the obligations of such subsidiaries under the certain credit facilities available to the Company’s operations in China (the “Chinese Credit Facilities) as disclosed in Note 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018.

(y) “Per Share Cash Amount” means an amount equal to the greater of (i) (x) $3.29 minus (y) the Per Share Cash Reduction Amount and (ii) $2.88. In no event shall the Per Share Cash Amount be less than $2.88 or more than $3.29.

(z) “Per Share Cash Equivalent Consideration” means the sum of (i) the Cash Consideration plus (ii) the product obtained by multiplying (A) the Stock Consideration by (B) the Parent Trading Price.

(aa) “Per Share Cash Reduction Amount” means an amount in cash equal to the lesser of (i) $0.41 multiplied by a fraction, (x) the numerator of which is the amount by which $25.34 exceeds the Parent Closing Price and (y) the denominator of which is $3.16 and (ii) $0.41. For the avoidance of doubt, if the Parent Closing Price is greater than $25.34, the Per Share Cash Reduction Amount shall be zero.

(bb) “Plastics Material Adverse Effect” means any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect, has or is reasonably likely to have a material adverse effect on the condition (financial or otherwise), properties, assets, business or results of operations of the Company Plastics Segment, taken as a whole, excluding any such effect resulting from or arising in connection with: (i) changes in, or events generally affecting, the financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company Plastics Segment operates, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (iii) changes in, or events generally affecting, the Company Plastics Segment, (iv) any acts of war, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance of the Company Plastics Segment for any period, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Plastics Material Adverse Effect, (vii) changes in Law, (viii) changes in GAAP (or authoritative interpretation thereof) (ix) the taking of any action expressly required by this Agreement, (x) the execution of a definitive agreement for the sale of the Company Plastics Segment in accordance with this Agreement or (xi) the announcement (but, for the avoidance of doubt, not the consummation) of this Agreement and the Mergers, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii) and (viii) shall be taken into account in determining whether a “Plastics Material Adverse Effect” has occurred if such changes, effects, circumstances or developments have a disproportionate adverse effect on the operations of the Company Plastics Segment, taken as a whole, relative to other participants in the industry in which Company Plastics Segment operates.

(cc) “Representatives” means, with respect to a Person, its Affiliates, directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives.

(dd) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(ee) “Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of June 9, 2016, by and among WL Ross Holding Corp., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., Nexeo Holdco, LLC, TPG VI AIV SLP SD, LP, and TPG VI DE BDH, LP.

(ff) “TPG Investors” means, collectively, Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P. and TPG VI FOF Neon, L.P.

(gg) “Warrant Agent” means Continental Stock Transfer & Trust Company, a New York corporation.

(hh) “Warrant Agreement” shall mean the Warrant Agreement, dated as of June 5, 2014, by and between WL Ross Holding Corp, a Delaware corporation, and the Warrant Agent, as it may be amended pursuant to this Agreement.

(ii) “Warrant Price” shall have the meaning set forth in the Warrant Agreement.

(jj) “Warrant Adjustment Consideration” means the consideration receivable or deemed to be receivable by the holders of Shares in the transactions contemplated by this Agreement for purposes of the second proviso of the first sentence of Section 4.4 of the Warrant Agreement.

(kk) “Warrants” means the warrants issued pursuant to the Warrant Agreement, each such Warrant evidencing the right of the holder thereof to purchase one half Share for $5.75 (subject to any adjustment as provided by the terms of the Warrant Agreement).

9.12 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws. Except as otherwise expressly provided in this Agreement, any agreement defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement (i) as from time to time amended prior to the date hereof, provided that a true and complete copy of such agreement, as so amended, has been made available to all of the parties hereto prior to the execution of this Agreement or (ii) as amended following the date hereof as expressly required pursuant to the terms of this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided that Parent may designate, prior to the Initial Effective Time, by written notice to the Company, another Subsidiary to be a party to the Initial Merger in lieu of Merger Sub I or a party to the Subsequent Merger in lieu of Merger Sub II, in which event all references herein to Merger Sub I or Merger Sub II, as applicable shall be deemed references to such other Subsidiary, as applicable (except with respect to representations and warranties made herein with respect to Merger Sub I or Merger Sub II as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub I or Merger Sub II (other than the representations and warranties set forth in Section 5.2(b)(ii)) as of the date of this Agreement shall also be made with respect to such other Subsidiary, as applicable, as of the date of such designation; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void.

9.14 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 9.5, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

9.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Committed Financing and/or any Replacement Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Committed Financing and/or any Replacement Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 9.6, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent and its Subsidiaries) relating to or arising out of this Agreement, the Committed Financing and/or any Replacement Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.15 and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties

9.16 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each of the parties covenants, agrees and acknowledges that no Persons other than Parent, Merger Sub I, Merger Sub II and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the parties may be partnerships, corporations or limited liability companies, no party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the parties, each a “Non-Recourse Party”), through the parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any party against any Non-Recourse Party; by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEXEO SOLUTIONS, INC.

By:	/S/ Michael B. Farnell, Jr.
Name: Michael B. Farnell, Jr.
Title: Executive Vice President and Chief Administration Officer

UNIVAR INC.

By:	/s/ David Jukes
Name: David Jukes
Title: President and CEO

PILATES MERGER SUB I CORP

By:	/s/ Jeffrey W. Carr
Name: Jeffrey W. Carr
Title: Secretary

PILATES MERGER SUB II LLC

By:	/s/ Jeffrey W. Carr
Name: Jeffrey W. Carr
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”), dated as of September 17, 2018, is made by and between Univar Inc., a Delaware corporation (the “Parent”), TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Unblocked Partnership”), TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Partnership”), Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”), and TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Blocker Partnership” and, together with TPG Unblocked Partnership, TPG FOF Partnership, and Nexeo Holdco, the “Shareholders” and each a “Shareholder”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below), each as in effect on the date hereof.

WHEREAS, prior to the execution and delivery of this Agreement, Parent, Pilates Merger Sub I Corp, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub I”), Pilates Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and Nexeo Solutions, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which, among other things, provides for the merger of Merger Sub I with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Initial Merger”), followed by the merger of the surviving corporation with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”);

WHEREAS, each Shareholder agrees to enter into this Agreement with respect to all of the Shares that such Shareholder owns as of the date of this Agreement, and any additional Shares that such Shareholder may hereafter acquire prior to the termination of this Agreement;

WHEREAS, the Shareholders are (or will be at the time of delivery of the Shareholder Written Consent) the record and beneficial owners, and have sole or shared voting power, with respect to 31,127,844 Shares (together with any additional Shares with respect to which (a) the Shareholders acquire beneficial ownership or (b) have sole or shared voting power, after the date hereof and prior to the termination of this Agreement in accordance with its terms, the “Subject Shares”);

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the Shareholders enter into this Agreement promptly following execution of the Merger Agreement;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

SECTION 1. Agreement to Consent and Approve.

1.1 Delivery of Written Consent. Each Shareholder agrees that promptly following the time at which the Registration Statement becomes effective (and, in any event, within twenty-four (24) hours of such time), such Shareholders shall execute and deliver the Shareholder Written Consent, substantially in the form attached hereto as Exhibit A hereto, with respect to all of the Subject Shares entitled to consent thereto. Any such written consent shall be given in accordance with such procedures relating thereto (i) required by any relevant brokerage or other intermediary with respect to the applicable Subject Shares and (ii) requested by Parent for the purpose of ensuring that it is duly counted for purposes of recording the results of such consent.

1.2 Voting Agreement. Each Shareholder hereby agrees that, from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Covered Period”), at any meeting of the

Company’s Shareholders (including any Company Shareholder Meeting), however called, and at every adjournment or postponement thereof, or in any other action proposed to be taken by written consent of the Shareholders of the Company, such Shareholder shall appear (in person or by proxy) at such meeting of the Company’s Shareholders (including the Company Shareholder Meeting), or any adjournment or postponement thereof, in accordance with the Company Bylaws and cause all of the Subject Shares to be counted as present thereat for purposes of calculating a quorum and shall affirmatively vote (or cause to be voted) all of the Subject Shares in favor of, or, if action is to be taken by written consent in lieu of a meeting of the Company’s Shareholders, deliver to the Company a duly executed affirmative written consent in favor of (to the extent applicable), (i) the adoption of the Merger Agreement, (ii) any proposal to adjourn the Company Shareholder Meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Mergers if there are not sufficient votes to adopt the Merger Agreement and approve the Mergers on the date on which such Company Shareholders Meeting is held and (iii) any other action, proposal, transaction or agreement the approval of which is required to ensure the timely consummation of the Mergers; provided that such Shareholders shall have no obligation to consent to or vote in favor of any action, proposal, transaction or agreement pursuant to this clause (iii) if the underlying action or transaction is not conditioned upon the occurrence of the Closing.

1.3 No Inconsistent Voting Agreements; Votes. Each Shareholder shall not enter into any tender, voting or other agreement or arrangement with any other Person prior to the termination of this Agreement in accordance with its terms, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Subject Shares in any manner that is inconsistent with this Agreement, or take any other action with respect to the Subject Shares that would reasonably be expected to materially restrict, limit or interfere with the performance by each Shareholder of its obligations hereunder or the transactions contemplated hereby, including the approval of the adoption of the Merger Agreement. Each Shareholder agrees that, from the date hereof until the termination of this Agreement in accordance with its terms, it shall vote or cause to be voted (including by written consent) the Subject Shares against (a) the adoption or approval of (i) any Company Acquisition Proposal (and any transaction contemplated thereby), including any Company Superior Proposal, (ii) any action, omission, proposal, transaction or agreement to be taken, consummated or entered into by the Company that, if so taken, consummated or entered into by the Company would, or would reasonably be expected to, result in (A) a breach by the Company of any covenant, representation, warranty or other obligation of the Company set forth in the Merger Agreement or (B) the failure of any of the conditions to the obligations of Parent, Merger Sub I or Merger Sub II to consummate the Mergers and the other transactions contemplated by the Merger Agreement set forth in Article VII of the Merger Agreement and (b) any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers or the other transactions contemplated by the Merger Agreement. Any attempt by a Shareholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), the Subject Shares in contravention of this Section 1 shall be null and void ab initio.

1.4 Other Agreements.

(a) No Solicitation or Negotiation. During the Covered Period, each Shareholder hereby agrees that it shall not, and shall cause its directors, officers and employees not to, and shall instruct and use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person (other than any Representative of the Shareholder) regarding any Company Acquisition Proposal; (iii) approve or recommend, or publicly propose to approve or recommend, any Company Acquisition Proposal; (iv) enter into any Company Alternative Acquisition Agreement; or (v) resolve or agree to do any of the foregoing.

(b) Waiver of Appraisal Rights. Unless this Agreement is terminated due to the termination of the Merger Agreement in accordance with its terms or pursuant to Section 5.1(b), in which case this clause

(b) shall be void and of no effect, each Shareholder hereby irrevocably waives and agrees not to exercise any statutory rights of appraisal or rights to dissent that may accrue with respect to the Subject Shares, or that may arise, under the Merger Agreement, the DGCL or otherwise, with respect to the Merger Agreement or the Mergers.

(c) No Subsequent Limitations. Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate or prevent, impair or delay the Shareholder from performing its obligations under the provisions and agreements set forth in this Section 1.

1.5 No Limitations on Actions; No Ownership Interest.

(a) Notwithstanding anything to the contrary herein, Parent expressly acknowledges that the Shareholders are entering into this Agreement solely in their capacity as the beneficial owners of the Subject Shares and this Agreement shall not limit or otherwise affect (or require the Shareholders to attempt to limit or otherwise affect) the actions or fiduciary duties of the Shareholders, or any affiliate, partner, trustee, beneficiary, settlor, employee or designee of the Shareholders or any of their affiliates (collectively, the “Shareholder Affiliates”) in their capacity, if applicable, as a member of the board of directors of the Company, and Parent shall not, and shall cause its affiliates not to, and shall use its commercially reasonable efforts to cause its other Representatives not to, assert any claim that any action taken by a Shareholders or any of the Shareholder Affiliates in its capacity as a member of the board of directors of the Company violates this Agreement.

(b) Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholders, and Parent shall have no authority to direct the Shareholders in the voting or disposition of any of the Subject Shares, except as provided herein.

SECTION 2. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to Parent as follows:

2.1 Organization. Each Shareholder has been duly formed and is validly existing as a limited partnership or limited liability company, as applicable, and is in good standing under the laws of State of Delaware.

2.2 Subject Shares. As of the date hereof, other than the Subject Shares, no Shareholder holds or controls any other equity interests possessing voting rights in or with respect to the Company. As of the date hereof, each Shareholder has sole power to deliver written consents and sole voting power (including the right to control the delivery of such written consents or control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Agreement and power to agree to all of the matters applicable to such Shareholder set forth in this Agreement, in each case, over all of the Subject Shares. The Shareholders together hold all of the Subject Shares, free and clear of any and all claims, Liens, encumbrances or restrictions on the right to vote the Subject Shares, except as may exist by reason of this Agreement or the Shareholders’ Agreement. Other than such consents as have already been obtained, no consent of any Person is required for the Shareholders to execute and deliver this Agreement.

2.3 Authority Relative to this Agreement. Each Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary and appropriate action on behalf of each Shareholder. This Agreement has been duly and validly executed and delivered by each Shareholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general equitable principles (whether considered in a proceeding at Law or in equity).

2.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Shareholder or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any Law applicable to such Shareholder, except as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby. None of the execution, delivery or performance of this Agreement by the Shareholder or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents or instruments of the Shareholder. None of the execution, delivery or performance of this Agreement by the Shareholder or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on the Subject Shares, directly or indirectly, except as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.5 Absence of Other Voting Agreements. No Shareholder is party to, and the Subject Shares are not otherwise subject to, any agreement, arrangement or other understanding (i) that would constitute a breach of Section 1.1 if entered into during the Covered Period or (ii) that would reasonably be expected to materially delay, impair or restrict the Shareholder’s ability to perform its obligations under this Agreement.

2.6 No Litigation. There is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other Person, or, to the knowledge of the Shareholder, threatened against the Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Shareholder of its obligations under this Agreement.

SECTION 3. Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholders as follows:

3.1 Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.

3.2 Authority Relative to this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary and appropriate corporate action by Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Shareholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general equitable principles (whether considered in a proceeding at Law or in equity).

3.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any Law applicable to Parent, except as could not reasonably be expected, either individually or in the aggregate, to impair the ability of Parent to perform its obligations hereunder. None of the execution, delivery or performance of this Agreement by

Parent will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the organizational or governing documents of Merger Sub I or Merger Sub II or any Parent Subsidiary. None of the execution, delivery or performance of this Agreement by Parent will (with or without notice or lapse of time, or both), directly or indirectly, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any Contract binding on Parent or any of its Subsidiaries, or result in the creation of an encumbrance on any of the Subject Shares or any of the properties or assets of Parent or any of its Subsidiaries, except as could not reasonably be expected, either individually or in the aggregate, to impair the ability of Parent to perform its obligations hereunder.

3.4 No Litigation. There is no action, suit, investigation, complaint or other proceeding pending against Parent or, to the knowledge of Parent, any other Person, or, to the knowledge of Parent, threatened against Parent or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent of its obligations under this Agreement or the consummation by Parent of the transactions contemplated hereby.

SECTION 4. Additional Agreements.

4.1 Additional Shares. In the event of a share split, dividend or distribution, or any other change in the Shares by reason of any share split, dividend, distribution, subdivision, recapitalization, reclassification, consolidation, conversion or the like, including the exchange of any securities convertible into or exercisable for any Shares, or any other acquisition of (or acquisition of control of) Shares after the date hereof, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

4.2 Transfer or Encumbrance. Other than a Permitted Transfer, during the Covered Period, the Shareholders shall not permit or allow any of the Subject Shares to be, and shall cause the Subject Shares not to be, directly or indirectly, (i) Transferred, and shall not make any offer or enter into any agreement providing for a Transfer of any of the Subject Shares and shall not commit to do, consent to, or otherwise facilitate any of the foregoing, or (ii) deposited into a voting trust or become subject to a voting agreement or arrangement or a grant of a proxy or power of attorney (other than pursuant to this Agreement). Any Transfer or encumbrance or attempted Transfer or encumbrance in violation of this Agreement shall be void ab initio.

SECTION 5. Termination.

5.1 This Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect upon the occurrence of the following:

(a) the Expiration Time;

(b) any amendment to the Merger Agreement is effected, or any waiver of the Company’s rights under the Merger Agreement is granted by the Company upon the request of Parent, in each case, without the Shareholders’ prior written consent, that (i) diminishes the Merger Consideration, (ii) changes the form of Merger Consideration payable to the Shareholders of the Company, (iii) extends the Termination Date (but, for the avoidance of doubt, excluding any extension of the Termination Date in accordance with Section 8.2(a)(ii) of the Merger Agreement) or imposes any additional conditions or obligations that would reasonably be expected to prevent or materially impair the ability of the parties to consummate the Mergers or (iv) otherwise would reasonably be expected to materially and adversely impact the rights or obligations of the Shareholders in connection with the Mergers, including the right to receive payments under the TRA Termination Agreement or any amounts payable pursuant to Section 2.9(g) of the Legacy Merger Agreement; or

(c) the mutual written consent of the parties hereto.

5.2 Notwithstanding Section 5.1, termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at Law or in equity) against any other party hereto for such party’s willful and material breach of any of the terms of this Agreement prior to such termination. The provisions of this Section 5.2 and Section 6 hereof shall survive the termination of this Agreement.

SECTION 6. Miscellaneous.

6.1 Expenses. Subject to any other agreement between the parties, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Mergers are consummated.

6.2 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement, constitute the entire agreement of the parties and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that, if there is any conflict between this Agreement and the Merger Agreement, this Agreement shall control. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

6.3 Assignment. This Agreement shall not be assignable by operation of Law or otherwise without the prior written consent of the other party hereto. Any assignment in contravention of the preceding sentence shall be null and void.

6.4 Modification or Amendment. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.5 Waiver.

(a) Any provision of this Agreement may be waived prior to the Initial Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

6.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

6.7 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail (with confirmation of receipt by the recipient) of a PDF document if sent prior to 6:00 pm (local time of the recipient), and on the next Business Day if sent after 6:00 pm (local time of the recipient), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent:

Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grover, Illinois
Attention:	Jeffrey W. Carr
Facsimile:	(331) 777-6292
Email:	Jeff.Carr@univar.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Andrew R. Brownstein
John L. Robinson
Facsimile:	(212) 403-2000
Email:	ARBrownstein@wlrk.com JLRobinson@wlrk.com

if to the Shareholders:

TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Attention:	Office of General Counsel
Facsimile:	(817) 871-4001
Email:	officeofgeneralcounsel@tpg.com

with copies (which shall not constitute notice) to:

Vinson & Elkins LLP
1001 Fannin St. Suite 2100
Houston, TX 77002
Attention:	Keith R. Fullenweider
Lande A. Spottswood
Email:	kfullenweider@velaw.com lspottswood@velaw.com

6.8 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 6.7. The Parent and the Shareholders hereby agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6.7 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with this Section 6.9, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Parent or the Shareholders otherwise have an adequate remedy at law.

6.10 Interpretation.

(a) Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

6.11 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

6.12 No Recourse. Notwithstanding any other provision of this Agreement, (i) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by any Shareholder may be made only against, such Shareholder in accordance with the terms hereof, (ii) none of the Shareholder’s affiliates or the Shareholder’s or its affiliates’ respective current, former or future directors, officers, employees, agents, partners, managers, members, general partners or limited partners, or representatives (collectively, the “Shareholder Related Parties”) shall have any liability for the performance of any obligations of such Shareholder, for any claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith and (iii) Parent shall have no rights of recovery in respect of this Agreement against any Shareholder Related Party, whether by or through attempted piercing of the corporate veil, by or through any claim (whether in tort, contract or otherwise) by or on behalf of such Shareholder against any Shareholder Related Party, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable requirements of law, or otherwise. Any liability of a Shareholder for money damages under this Agreement shall be satisfied solely out of the assets of such Shareholder. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Shareholder Related Party.

6.13 Other Shareholder Parties. Notwithstanding anything in this Agreement to the contrary, Parent acknowledges that certain of the Shareholders’ affiliates and other platforms trade securities and syndicated bank debt and originate loans (including the provision of debt financing for transactions similar to the transactions contemplated by the Merger Agreement) and nothing herein shall restrict the ability of such affiliates (other than the Shareholders) or platforms to trade securities (including Shares) and syndicated bank debt and originate loans in the ordinary course of business.

6.14 Further Actions. From time to time, at the reasonable request of Parent and without further consideration, prior to the termination of this Agreement in accordance with its terms, each Shareholder shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably required to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement.

6.15 Certain Definitions.

(a) “beneficial ownership” means, with respect to any securities, the ownership of such security by any “beneficial owner” as such term is defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “beneficial owner,” “beneficially own,” “beneficially owned” and similar terms shall have a correlative meaning.

(b) “Constructive Disposition” means, with respect to any Subject Shares, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(c) “Expiration Time” means the earliest to occur of (i) the Initial Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

(d) “Permitted Transfer” shall mean, in each case, with respect to each Shareholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) each Shareholder is and at all times has been in compliance with this Agreement, any Transfer of Subject Shares by a Shareholder to an affiliate of the Shareholder, so long as such affiliate, in connection with such Transfer, executes a customary joinder to this Agreement in a form reasonably acceptable to Parent pursuant to which such affiliate agrees to become a party to this Agreement in the same manner as the Shareholder and be subject to the restrictions applicable to the Shareholder and otherwise become a party for all purposes of this Agreement; provided that no such

Transfer shall relieve the transferring Shareholder from its obligations under this Agreement, other than with respect to Shares transferred in accordance with the foregoing provision.

(e) “Shareholders’ Agreement” shall mean the Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, is made by and among TPG and WLRS (each as defined therein) and the Company.

(f) “Transfer” means any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition, tender, exchange, gift or other transfer or disposition (by operation of Law or otherwise, including, without limitation, by way of Constructive Disposition), either voluntary or involuntary, of any Subject Shares (or any securities convertible or exchangeable into Subject Shares) or interest in any Subject Shares, excluding entry into this Agreement; but in each case excluding (i) hedging and derivative transactions, (ii) pledges and other security interest grants and (iii) any transaction that does not result in a Shareholder no longer retaining the right to direct the voting of the Subject Shares, in the case of any of the foregoing, if such transactions are with one or more counterparties that are nationally recognized reputable banking organizations and solely to the extent (A) such transactions do not have the intention or purpose of circumventing the transfer or other restrictions contained in this Agreement and (B) such transactions would not reasonably be expected to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

UNIVAR INC.

By:	/s/ David Jukes
Name:	David Jukes
Title:	President and CEO

SHAREHOLDERS:

TPG VI NEON II, L.P.

By:	TPG ADVISORS VI, INC.,
its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG VI FOF NEON, L.P.

By:	TPG VI AIV SLP SD, L.P.,
its general partner
By:	TPG VI AIV SLP SD ADVISORS, L.L.C., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

NEXEO HOLDCO, LLC

TPG VI AIV SLP SD, L.P., its managing member

By:	TPG AIV SLP SD Advisors, L.L.C., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG VI NEON I, L.P.

By:	TPG ADVISORS VI, INC.,
its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

EXHIBIT A

NEXEO SOLUTIONS, INC.

Written Consent of Stockholders in Lieu of a Meeting

Pursuant to Section 228 of the Delaware General Corporation Law

The undersigned stockholders listed on Schedule A hereto (each, a “Written Consent Party” and collectively, the “Written Consent Parties”) of Nexeo Solutions, Inc., a Delaware corporation (the “Company”), being the holders as of the date of this written consent (this “Written Consent”) of the shares of the Company’s common stock, par value 0.0001 per share (the “Shares”), listed next to such Written Consent Party’s name on Schedule A, acting pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”) and as authorized by Section 7.1 of the Second Amended and Restated Certificate of Incorporation of the Company, dated June 9, 2016 (the “Certificate of Incorporation”) and Section 2.9 of the Amended and Restated Bylaws of the Company, dated June 9, 2016 (the “Bylaws”), hereby irrevocably consent in writing to the following actions and the adoption of the following resolutions in lieu of a meeting of stockholders:

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2018, by and among Univar Inc., a Delaware corporation (“Parent”), Pilates Merger Sub I Corp, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), Pilates Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II”), and the Company, a copy of which has been provided to the undersigned Written Consent Parties and is attached hereto as Exhibit A (capitalized terms used but not otherwise defined in this Written Consent have the meanings set forth in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub I will be merged with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation of the Initial Merger, and, immediately thereafter, Merger Sub II will be merged with and into the Company (the “Subsequent Merger, and, together with the Initial Merger, the “Mergers”), with Merger Sub II continuing as the surviving company, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Company’s board of directors has unanimously (i) (A) determined that the Mergers are fair to, and in the best interests of, the Company and its stockholders, (B) approved the Mergers, (C) approved and declared advisable the Merger Agreement and the other transactions contemplated thereby, and (D) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend the adoption of the Merger Agreement to the holders of the Shares;

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, each Share (other than any Excluded Share) issued and outstanding prior to the Initial Effective Time will be converted into the right to receive, in each case, subject to adjustment as set forth in the Merger Agreement, the Merger Consideration;

WHEREAS, a Registration Statement has been filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the Initial Merger are being registered with the SEC, which Registration Statement contains the Consent Solicitation Statement, and has become effective;

WHEREAS, pursuant to Section 251 of the DGCL, the Merger Agreement must be adopted by the holders of a majority of the issued and outstanding Shares, voting together as a single class, representing a majority of all votes entitled to be cast on such matter;

WHEREAS, pursuant to Section 228 of the DGCL, Section 7.1 of the Certificate of Incorporation and Section 2.9 of the Bylaws, the stockholders may act by written consent; and

WHEREAS, as of the date hereof, the Written Consent Parties collectively hold [●] Shares, representing approximately [●]% of the aggregate voting power of the issued and outstanding Shares, as set forth on Schedule A opposite each Written Consent Party;

WHEREAS, upon the execution and delivery of this written consent, the Company Shareholder Approval shall have been obtained in accordance with to Section 251 of the DGCL, the Certificate of Incorporation and the Bylaws;

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the Mergers and the other transactions contemplated thereby are hereby adopted and approved by the Written Consent Parties with the same force and effect as if the stockholders had taken such action at a meeting of the stockholders of the Company; provided, however, that this written consent shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms;

FURTHER RESOLVED, this written consent may be executed in two or more counterparts, each of which when so executed shall be an original, and all such counterparts shall together constitute one and the same instrument, and signatures to this written consent transmitted by facsimile or PDF copy shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.

This written consent shall be effective as of the execution and delivery of this written consent in accordance with the terms of the Merger Agreement, shall be filed with the minutes of the meetings of the stockholders of the Company and shall be treated for all purposes as action taken at a meeting.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed this written consent on the date indicated under each signature.

[●]

By:
Name:
Title: Date:

SCHEDULE A TO WRITTEN CONSENT

Written Consent Party Shares

Name and Address of Stockholders	Signatory	# Shares	Voting Power (%)
TPG VI Neon II, L.P. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Michael LaGatta	16,294,874	18.2%

TPG VI FOF Neon, L.P. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Michael LaGatta	115,497	<1%

Nexeo Holdco, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Michael LaGatta	1,791,182	2.0%

TPG VI Neon I, L.P. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Michael LaGatta	12,926,291	14.4%

Annex C

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”), dated as of September 17, 2018, is made by and between Univar Inc., a Delaware corporation (the “Parent”), and First Pacific Advisors, LLC, a Delaware limited liability company (the “Manager”) and FPA Crescent Fund, a series of FPA Funds Trust, a trust organized in the state of Delaware, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, a Delaware series limited liability company, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., a Delaware limited partnership, FPA Select Fund, L.P., a Delaware limited partnership, FPA Select Maple Fund, L.P., a Delaware limited partnership, FPA Select Fund II, L.P., a Delaware limited partnership (collectively the “Shareholders,” each a “Shareholder” collectively with the Manager, the “Sponsor Group”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below), each as in effect on the date hereof.

WHEREAS, prior to the execution and delivery of this Agreement, Parent, Pilates Merger Sub I Corp, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub I”), Pilates Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and Nexeo Solutions Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which, among other things, provides for the merger of Merger Sub I with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Initial Merger”), followed by the merger of the surviving corporation with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”);

WHEREAS, each member of the Sponsor Group agrees to enter into this Agreement with respect to all of the Shares that such person beneficially owns as of the date of this Agreement, and any additional Shares that such Shareholder may hereafter acquire beneficial ownership of prior to the termination of this Agreement;

WHEREAS, the members of the Sponsor Group are the beneficial owners with respect to 25,527,687 Shares (together with any additional Shares with respect to which (a) the Shareholders acquire beneficial ownership or (b) have sole or shared voting power, after the date hereof and prior to the termination of this Agreement in accordance with its terms, the “Subject Shares”);

WHEREAS, as of the date hereof, 20,581,150 Subject Shares are held of record directly on the Company’s books in name of certain custodians for the benefit of one or more Shareholders and a member of the Sponsor Group has the power to cause an additional 1,434,151 Subject Shares currently held by WLRS Fund I LLC to be held of record directly on the Company’s books in the name of a custodian for the benefit of a member of the Sponsor Group (all such Subject Shares, collectively, and together with any additional Subject Shares which are held directly on the Company’s books in name of custodians for the benefit of Shareholders after the date hereof and prior to the time at which the Registration Statement becomes effective, the “Written Consent Shares,” and any Subject Shares that do not constitute Written Consent Shares, the “Other Subject Shares”)

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the members of the Sponsor Group enter into this Agreement promptly following execution of the Merger Agreement;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

SECTION 1. Agreement to Consent and Approve.

1.1 Delivery of Written Consent with respect to the Written Consent Shares. Each member of the Sponsor Group agrees that promptly following the time at which the Registration Statement becomes effective

(and, in any event, within twenty-four (24) hours of such time), it shall cause the Shareholder Written Consent to be executed and delivered to the Company, substantially in the form attached hereto as Exhibit A hereto, with respect to all of the Written Consent Shares as of the date thereof entitled to consent thereto. Any such written consent shall be given in accordance with such procedures relating thereto (i) required by any relevant brokerage, custodian or other intermediary with respect to the applicable Subject Shares and (ii) requested by Parent for the purpose of ensuring that it is duly counted for purposes of recording the results of such consent. The Manager and each Shareholder further agrees, until the delivery of the Shareholder Written Consent, to use its best efforts, and to cause their respective Shareholder Affiliates to use their respective best efforts, to cause any Other Subject Shares to be held directly on the Company’s books in name of custodians for the benefit of a member of the Sponsor Group as promptly as practicable following the date hereof and become Written Consent Shares for all purposes of this Section 1.1. Notwithstanding the foregoing, or anything to the contrary herein, Parent acknowledges and agrees that so long as the Sponsor Group retains beneficial ownership thereof and complies with Sections 1.2 and 1.3 with respect thereto, no member of the Sponsor Group shall have any liability to Parent or its Affiliates on account of any of the 830,683 Other Subject Shares held for the benefit of the Manager’s managed accounts as of the date hereof (the “Excluded Other Subject Shares”) not becoming Written Consent Shares.

1.2 Delivery of Written Consent with respect to the Other Subject Shares. Without limiting Section 1.1, each member of the Sponsor Group agrees that as promptly as practicable following the time at which the definitive Consent Solicitation Statement is mailed to the holders of Shares, it shall direct the applicable custodians or intermediaries, and use best efforts to cause the applicable custodians or intermediaries, deliver to the Company a duly executed affirmative written consent in favor of the adoption of the Merger Agreement with respect to all the Other Subject Shares. Any such written consent shall be given in accordance with such procedures relating thereto (i) required by any relevant brokerage, custodian or other intermediary with respect to the applicable Subject Shares and (ii) described in the Consent Solicitation Statement for the purpose of ensuring that it is duly counted for purposes of recording the results of such consent.

1.3 Voting Agreement. Each member of the Sponsor Group hereby agrees that, from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Covered Period”), at any meeting of the Company’s shareholders (including any Company Shareholder Meeting), however called, and at every adjournment or postponement thereof, or in any other action proposed to be taken by written consent of the shareholders of the Company, it shall appear (in person or by proxy) at such meeting of the Company’s shareholders (including the Company Shareholder Meeting), or any adjournment or postponement thereof, in accordance with the Company Bylaws and cause all of the Subject Shares to be counted as present thereat for purposes of calculating a quorum and shall affirmatively vote (or cause to be voted) all of the Subject Shares in favor of, or, if action is to be taken by written consent in lieu of a meeting of the Company’s shareholders, deliver to the Company (or cause to be delivered) a duly executed affirmative written consent in favor of (to the extent applicable), (i) the adoption of the Merger Agreement, (ii) any proposal to adjourn the Company Shareholder Meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Mergers if there are not sufficient votes to adopt the Merger Agreement and approve the Mergers on the date on which such Company Shareholders Meeting is held and (iii) any other action, proposal, transaction or agreement the approval of which is required to ensure the timely consummation of the Mergers; provided that the members of the Sponsor Group shall have no obligation to consent to or vote in favor of any action, proposal, transaction or agreement pursuant to this clause (iii) if the underlying action or transaction is not conditioned upon the occurrence of the Closing.

1.4 No Inconsistent Voting Agreements; Votes. Each member of the Sponsor Group shall not enter into any tender, voting or other agreement or arrangement with any other Person prior to the termination of this Agreement in accordance with its terms, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Subject Shares in any manner that is inconsistent with this Agreement, or take any other action with respect to the Subject Shares that would reasonably be expected to materially restrict, limit or interfere with the performance by each member of the Sponsor Group of its obligations hereunder or the transactions contemplated hereby, including the approval of the adoption of the Merger Agreement. Each member of the Sponsor Group agrees that, from the date hereof until the termination of this Agreement in accordance with its terms, it shall vote or cause to be voted (including by written consent) the Subject Shares against (a) the adoption or approval of (i) any Company Acquisition Proposal (and any transaction contemplated thereby), including any Company Superior Proposal, (ii) any action, omission, proposal, transaction or agreement to be taken, consummated or entered into by the Company that, if so taken, consummated or entered into by the Company would, or would reasonably be expected to, result in (A) a breach by the Company of any covenant, representation, warranty or other obligation of the Company set forth in the Merger Agreement or (B) the failure of any of the conditions to the obligations of Parent, Merger Sub I or Merger Sub II to consummate the Mergers and the other transactions contemplated by the Merger Agreement set forth in Article VII of the Merger Agreement and (b) any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers or the other transactions contemplated by the Merger Agreement. Any attempt by a member of the Sponsor Group to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), the Subject Shares in contravention of this Section 1 shall be null and void ab initio.

1.5 Other Agreements.

(a) No Solicitation or Negotiation. During the Covered Period, each member of the Sponsor Group hereby agrees that it shall not, and shall cause its directors, officers and employees not to, and shall instruct and use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person (other than any Representative of the member of the Sponsor Group) regarding any Company Acquisition Proposal; (iii) approve or recommend, or publicly propose to approve or recommend, any Company Acquisition Proposal; (iv) enter into any Company Alternative Acquisition Agreement; or (v) resolve or agree to do any of the foregoing.

(b) Waiver of Appraisal Rights. Unless this Agreement is terminated due to the termination of the Merger Agreement in accordance with its terms or pursuant to Section 5.1(b), in which case this clause (b) shall be void and of no effect, each member of the Sponsor Group hereby irrevocably waives and agrees not to exercise any statutory rights of appraisal or rights to dissent that may accrue with respect to the Subject Shares, or that may arise, under the Merger Agreement, the DGCL or otherwise, with respect to the Merger Agreement or the Mergers.

(c) No Subsequent Limitations. Each member of the Sponsor Group agrees not to enter into any agreement or commitment with any Person the effect of which would violate or prevent, impair or delay any member of the Sponsor Group from performing its obligations under the provisions and agreements set forth in this Section 1.

1.6 No Limitations on Actions; No Ownership Interest.

(a) Notwithstanding anything to the contrary herein, Parent expressly acknowledges that the member of the Sponsor Group are entering into this Agreement solely in their capacity as the beneficial owners of the Subject Shares and this Agreement shall not limit or otherwise affect (or require the members of the Sponsor Group to attempt to limit or otherwise affect) the actions or fiduciary duties of the Shareholders, or any affiliate, partner, trustee, beneficiary, settlor, employee or designee of the Shareholders or any of their affiliates (collectively, the “Shareholder Affiliates”) in their capacity, if applicable, as a member of the board of directors of the Company, and Parent shall not, and shall cause its affiliates not to, and shall use its commercially reasonable efforts to cause its other Representatives not to, assert any claim that any action taken by a Shareholders or any of the Shareholder Affiliates in its capacity as a member of the board of directors of the Company violates this Agreement.

(b) Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the members of the Sponsor Group, and Parent shall have no authority to direct the members of the Sponsor Group in the voting or disposition of any of the Subject Shares, except as provided herein.

SECTION 2. Representations and Warranties of the Members of the Sponsor Group. Each member of the Sponsor Group hereby represents and warrants to Parent as follows:

2.1 Organization. Each member of the Sponsor Group has been duly formed and is validly existing as a limited partnership limited liability company, trust or series thereof, as applicable, and is in good standing under the laws of the jurisdiction in which it is incorporated or organized, as applicable.

2.2 Subject Shares. As of the date hereof, other than the Subject Shares, no member of the Sponsor Group nor any of its Affiliates holds or controls any other equity interests possessing voting rights in or with respect to the Company. As of the date hereof, the Manager, together with one or more members of the Sponsor Group, have sole power to cause the delivery of the Shareholder Written Consent with respect to the Written Consent Shares, as contemplated by the first sentence of Section 1.1, other than the Written Consent Shares held by WLRS Fund I LLC. As of the date hereof, a member of the Sponsor Group has the power to cause the Subject Shares currently held by WLRS Fund I LLC to be transferred to or for the benefit of a member of the Sponsor Group or managed accounts under the Manager’s control promptly following the date hereof (and in any event prior to the time of the Registration Statement becoming effective) and, following such transfer, a member of the Sponsor Group shall have the have sole power to cause the delivery of the Shareholder Written Consent with respect to such Subject Shares. As of the date hereof, a member of the Sponsor Group has power to direct the applicable custodians or intermediaries to execute and deliver written consents with respect to the Other Subject Shares as contemplated by Section 1.2. As of the date hereof, a member of the Sponsor Group has sole power and right to control and direct the delivery of such written consents or control such vote as contemplated herein, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in this Agreement and sole power to agree to all of the matters applicable to such member of the Sponsor Group set forth in this Agreement, in each case, over all of the Subject Shares except for the Subject Shares held of record by WLRS Fund I LLC. A member of the Sponsor Group beneficially owns all of the Subject Shares, free and clear of any and all claims, Liens, encumbrances or restrictions on the right to vote the Subject Shares, except as may exist by reason of this Agreement. Other than such consents as have already been obtained, no consent of any Person is required for the members of the Sponsor Group to execute and deliver this Agreement.

2.3 Authority Relative to this Agreement. Each member of the Sponsor Group has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each member of the Sponsor Group and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary and appropriate action on behalf of each member of the Sponsor Group. This Agreement has been duly and validly executed and delivered by each member of the Sponsor Group and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such member of the Sponsor Group, enforceable against such member of the Sponsor Group in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general equitable principles (whether considered in a proceeding at Law or in equity).

2.4 No Conflict. None of the execution, delivery or performance of this Agreement by member of the Sponsor Group or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any Law applicable to such member of the Sponsor Group, except as would not reasonably be expected, either individually or in the aggregate, to impair the ability of such member of the Sponsor Group to perform its obligations hereunder or to consummate the transactions contemplated hereby. None of the execution, delivery or performance of this Agreement by the members of the Sponsor Group or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents or instruments of the members of the Sponsor Group. None of the execution, delivery or performance of this Agreement by any member of the Sponsor Group or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on the Subject Shares, directly or indirectly, except as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the members of the Sponsor Group to perform their obligations hereunder or to consummate the transactions contemplated hereby.

2.5 Absence of Other Voting Agreements. No member of the Sponsor Group is party to, and the Subject Shares are not otherwise subject to, any agreement, arrangement or other understanding (i) that would constitute a breach of Section 1.1 if entered into during the Covered Period or (ii) that would reasonably be expected to materially delay, impair or restrict the Shareholder’s ability to perform its obligations under this Agreement.

2.6 No Litigation. There is no action, suit, investigation, complaint or other proceeding pending against any member of the Sponsor Group or, to the knowledge of the Manager, any other Person, or, to the knowledge of the Manager, threatened against any member of the Sponsor Group or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by any member of the Sponsor Group of its obligations under this Agreement.

SECTION 3. Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholders as follows:

3.1 Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.

3.2 Authority Relative to this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary and appropriate corporate action by Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the members of the Sponsor Group, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general equitable principles (whether considered in a proceeding at Law or in equity).

3.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any Law applicable to Parent, except as could not reasonably be expected, either individually or in the aggregate, to impair the ability of Parent to perform its obligations hereunder. None of the execution, delivery or performance of this Agreement by Parent will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the organizational or governing documents of Merger Sub I or Merger Sub II or any Parent Subsidiary. None of the execution, delivery or performance of this Agreement by Parent will (with or without notice or lapse of time, or both), directly or indirectly, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any Contract binding on Parent or any of its Subsidiaries, or result in the creation of an encumbrance on any of the Subject Shares or any of the properties or assets of Parent or any of its Subsidiaries, except as could not reasonably be expected, either individually or in the aggregate, to impair the ability of Parent to perform its obligations hereunder.

3.4 No Litigation. There is no action, suit, investigation, complaint or other proceeding pending against Parent or, to the knowledge of Parent, any other Person, or, to the knowledge of Parent, threatened against Parent or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent of its obligations under this Agreement or the consummation by Parent of the transactions contemplated hereby.

SECTION 4. Additional Agreements.

4.1 Additional Shares. In the event of a share split, dividend or distribution, or any other change in the Shares by reason of any share split, dividend, distribution, subdivision, recapitalization, reclassification, consolidation, conversion or the like, including the exchange of any securities convertible into or exercisable for any Shares, or any other acquisition of (or acquisition of control of) Shares after the date hereof, the terms “Subject Shares,” “Written Consent Shares” and “Other Subject Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

4.2 Transfer or Encumbrance. Other than a Permitted Transfer, during the Covered Period, the members of the Sponsor Group shall not permit or allow any of the Subject Shares to be, and shall cause the Subject Shares not to be, directly or indirectly, (i) Transferred, and shall not make any offer or enter into any agreement providing for a Transfer of any of the Subject Shares and shall not commit to do, consent to, or otherwise facilitate any of the foregoing, or (ii) deposited into a voting trust or become subject to a voting agreement or arrangement or a grant of a proxy or power of attorney (other than pursuant to this Agreement). Any Transfer or encumbrance or attempted Transfer or encumbrance in violation of this Agreement shall be void ab initio.

SECTION 5. Termination.

5.1 This Agreement, and all of the rights and obligations set forth herein, shall terminate and be of no further force or effect upon the occurrence of the following:

(a) the Expiration Time;

(b) any amendment to the Merger Agreement is effected, or any waiver of the Company’s rights under the Merger Agreement is granted by the Company upon the request of Parent, in each case, without the Manager’s prior written consent, that (i) diminishes the Merger Consideration, (ii) changes the form of Merger Consideration payable to the shareholders of the Company, (iii) extends the Termination Date (but, for the avoidance of doubt, excluding any extension of the Termination Date in accordance with Section 8.2(a)(ii) of the Merger Agreement) or imposes any additional conditions or obligations that would reasonably be expected to prevent or materially impair the ability of the parties to consummate the Mergers or (iv) otherwise would reasonably be expected to materially and adversely impact the rights or obligations of the Shareholders in connection with the Mergers; or

(c) the mutual written consent of the parties hereto.

5.2 Notwithstanding Section 5.1, termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at Law or in equity) against any other party hereto for such party’s willful and material breach of any of the terms of this Agreement prior to such termination. The provisions of this Section 5.2 and Section 6 hereof shall survive the termination of this Agreement.

SECTION 6. Miscellaneous.

6.1 Expenses. Subject to any other agreement between the parties, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Mergers are consummated.

6.2 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement, constitute the entire agreement of the parties and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that, if there is any conflict between this Agreement and the Merger Agreement, this Agreement shall control. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

6.3 Assignment. This Agreement shall not be assignable by operation of Law or otherwise without the prior written consent of the other party hereto. Any assignment in contravention of the preceding sentence shall be null and void.

6.4 Modification or Amendment. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.5 Waiver.

(a) Any provision of this Agreement may be waived prior to the Initial Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

6.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

6.7 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail (with confirmation of receipt by the recipient) of a PDF document if sent prior to 6:00 pm (local time of the recipient), and on the next Business Day if sent after 6:00 pm (local time of the recipient), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent:

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois

Attention:         Jeffrey W. Carr

Facsimile:         (331) 777-6292

Email:               Jeff.Carr@univar.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:         Andrew R. Brownstein

                           John L. Robinson

Facsimile:         (212) 403-2000

Email:               ARBrownstein@wlrk.com

                           JLRobinson@wlrk.com

if to any member of the Sponsor Group:

c/o First Pacific Advisors, LLC

11601 Wilshire Blvd, Suite 1200

Los Angeles, CA 90025

Attention: Eric Browne and Brian Selmo

Email: ebrown@fpa.com and bselmo@fpa.com

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10024

Attention: Doug Rappaport

Email: darappaport@akingump.com

6.8 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 6.7. The Parent and the Shareholders hereby agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6.7 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with this Section 6.9, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Parent or the Shareholders otherwise have an adequate remedy at law.

6.10 Interpretation.

(a) Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

6.11 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

6.12 No Recourse. Notwithstanding any other provision of this Agreement, (i) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by any Shareholder may be made only against, such Shareholder in accordance with the terms hereof, (ii) none of the Shareholder’s affiliates or the Shareholder’s or its affiliates’ respective current, former or future directors, officers, employees, agents, partners, managers, members, general partners or limited partners, or representatives (collectively, the “Shareholder Related Parties”) shall have any liability for the performance of any obligations of such Shareholder, for any claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith and (iii) Parent shall have no rights of recovery in respect of this Agreement against any Shareholder Related Party, whether by or through attempted piercing of the corporate veil, by or through any claim (whether in tort, contract or otherwise) by or on behalf of such Shareholder against any Shareholder Related Party, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable requirements of law, or otherwise. Any liability of a Shareholder for money damages under this Agreement shall be satisfied solely out of the assets of such Shareholder. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Shareholder Related Party.

6.13 Other Shareholder Parties. Notwithstanding anything in this Agreement to the contrary, Parent acknowledges that certain of the Managers’ and the Shareholders’ affiliates and other platforms trade securities and syndicated bank debt and originate loans (including the provision of debt financing for transactions similar to the transactions contemplated by the Merger Agreement) and nothing herein shall restrict the ability of such affiliates (other than the Shareholders) or platforms to trade securities (including Shares) and syndicated bank debt and originate loans in the ordinary course of business.

6.14 Further Actions. From time to time, at the reasonable request of Parent and without further consideration, prior to the termination of this Agreement in accordance with its terms, each member of the Sponsor Group shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably required to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement.

6.15 Certain Definitions.

(a) “beneficial ownership” means, with respect to any securities, the ownership of such security by any “beneficial owner” as such term is defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “beneficial owner,” “beneficially own,” “beneficially owned” and similar terms shall have a correlative meaning.

(b) “Constructive Disposition” means, with respect to any Subject Shares, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(c) “Expiration Time” means the earliest to occur of (i) the Initial Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

(d) “Permitted Transfer” shall mean, in each case, with respect to each Shareholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) each Shareholder is and at all times has been in compliance with this Agreement, any Transfer of Subject Shares by a Shareholder to an affiliate of the Shareholder, so long as such affiliate, in connection with such Transfer, executes a customary joinder to this Agreement in a form reasonably acceptable to Parent pursuant to which such affiliate agrees to become a party to this Agreement in the same manner as the Shareholder and be subject to the restrictions applicable to the Shareholder and otherwise become a party for all purposes of this Agreement; provided that no such Transfer shall relieve the transferring Shareholder from its obligations under this Agreement, other than with respect to Shares transferred in accordance with the foregoing provision.

(e) “Transfer” means any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition, tender, exchange, gift or other transfer or disposition (by operation of Law or otherwise, including, without limitation, by way of Constructive Disposition), either voluntary or involuntary, of any Subject Shares (or any securities convertible or exchangeable into Subject Shares) or interest in any Subject Shares, excluding entry into this Agreement; but in each case excluding (i) hedging and derivative transactions, (ii) pledges and other security interest grants, (iii) any transfer or distribution required for the purpose of causing any Other Subject Shares to be held directly on the Company’s books in name of custodians for the benefit of a member of the Sponsor Group and become Written Consent Shares for all purposes of Section 1.1, in the case of any of the foregoing, if such transactions are with one or more counterparties that are nationally recognized reputable banking organizations and solely to the extent (A) such transactions do not have the intention or purpose of circumventing the transfer or other restrictions contained in this Agreement and (B) such transactions would not reasonably be expected to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

UNIVAR INC.

By:	/s/ David Jukes
Name:	David Jukes
Title:	President and CEO

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

By:	/s/ E. Lake Setzler, III
Name:	E. Lake Setzler, III
Title:	Treasurer

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its manager

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its manager

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Maple Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund II, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

EXHIBIT A

NEXEO SOLUTIONS, INC.

Written Consent of Stockholders in Lieu of a Meeting

Pursuant to Section 228 of the Delaware General Corporation Law

The undersigned stockholders listed on Schedule A hereto (each, a “Written Consent Party” and collectively, the “Written Consent Parties”) of Nexeo Solutions, Inc., a Delaware corporation (the “Company”), being the holders as of the date of this written consent (this “Written Consent”) of the shares of the Company’s common stock, par value 0.0001 per share (the “Shares”), listed next to such Written Consent Party’s name on Schedule A, acting pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”) and as authorized by Section 7.1 of the Second Amended and Restated Certificate of Incorporation of the Company, dated June 9, 2016 (the “Certificate of Incorporation”) and Section 2.9 of the Amended and Restated Bylaws of the Company, dated June 9, 2016 (the “Bylaws”), hereby irrevocably consent in writing to the following actions and the adoption of the following resolutions in lieu of a meeting of stockholders:

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2018, by and among Univar Inc., a Delaware corporation (“Parent”), Pilates Merger Sub I Corp, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), Pilates Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II”), and the Company, a copy of which has been provided to the undersigned Written Consent Parties and is attached hereto as Exhibit A (capitalized terms used but not otherwise defined in this Written Consent have the meanings set forth in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub I will be merged with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation of the Initial Merger, and, immediately thereafter, Merger Sub II will be merged with and into the Company (the “Subsequent Merger, and, together with the Initial Merger, the “Mergers”), with Merger Sub II continuing as the surviving company, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Company’s board of directors has unanimously (i) (A) determined that the Mergers are fair to, and in the best interests of, the Company and its stockholders, (B) approved the Mergers, (C) approved and declared advisable the Merger Agreement and the other transactions contemplated thereby, and (D) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend the adoption of the Merger Agreement to the holders of the Shares;

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, each Share (other than any Excluded Share) issued and outstanding prior to the Initial Effective Time will be converted into the right to receive, in each case, subject to adjustment as set forth in the Merger Agreement, the Merger Consideration;

WHEREAS, a Registration Statement has been filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the Initial Merger are being registered with the SEC, which Registration Statement contains the Consent Solicitation Statement, and has become effective;

WHEREAS, pursuant to Section 251 of the DGCL, the Merger Agreement must be adopted by the holders of a majority of the issued and outstanding Shares, voting together as a single class, representing a majority of all votes entitled to be cast on such matter;

WHEREAS, pursuant to Section 228 of the DGCL, Section 7.1 of the Certificate of Incorporation and Section 2.9 of the Bylaws, the stockholders may act by written consent; and

WHEREAS, as of the date hereof, the Written Consent Parties collectively hold [●] Shares, representing approximately [●]% of the aggregate voting power of the issued and outstanding Shares, as set forth on Schedule A opposite each Written Consent Party;

WHEREAS, upon the execution and delivery of this written consent, the Company Shareholder Approval shall have been obtained in accordance with to Section 251 of the DGCL, the Certificate of Incorporation and the Bylaws;

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the Mergers and the other transactions contemplated thereby are hereby adopted and approved by the Written Consent Parties with the same force and effect as if the stockholders had taken such action at a meeting of the stockholders of the Company; provided, however, that this written consent shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms;

FURTHER RESOLVED, this written consent may be executed in two or more counterparts, each of which when so executed shall be an original, and all such counterparts shall together constitute one and the same instrument, and signatures to this written consent transmitted by facsimile or PDF copy shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.

This written consent shall be effective as of the execution and delivery of this written consent in accordance with the terms of the Merger Agreement, shall be filed with the minutes of the meetings of the stockholders of the Company and shall be treated for all purposes as action taken at a meeting.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed this written consent on the date indicated under each signature.

[●]

By:
Name:
Title: Date:

SCHEDULE A TO WRITTEN CONSENT

Written Consent Party Shares

Name and Address of Stockholders	Signatory		# Shares		Voting Power (%)
State Street Bank & Trust For Account 0508 FPA Crescent Fund DTCC NEWPORT OFFICE CENTER 570 WASHINGTON BLVD JERSEY CITY NJ 07310-1617	[	●]	20,123,426		[	●]%

JPMorgan Chase Bank NA FBO FPA Global Opportunity Fund 570 WASHINGTON BLVD JERSEY CITY NJ 07310-1617	[	●]	146,496		[	●]%

JPMorgan Chase Bank NA FBO FPA Select Fund 570 WASHINGTON BLVD JERSEY CITY NJ 07310-1617	[	●]	17,804		[	●]%

JPMorgan Chase Bank NA FBO FPA Select Drawdown Fund LP 570 WASHINGTON BLVD JERSEY CITY NJ 07310-1617	[	●]	266,084		[	●]%

JPMorgan Chase Bank NA FBO FPA Value Partners Fund 570 WASHINGTON BLVD JERSEY CITY NJ 07310-1617	[	●]	27,340		[	●]%

[Certain other Sponsor Group Affiliates or custodians in respect of Subject Shares currently held by WLRS Fund I LLC]			1,434,151		[	●]%

[Certain other Sponsor Group Affiliates or custodians in respect of certain Sponsor Group investment funds or managed accounts]	[	●]	[3,512,386	]	[	●]%

Annex D

EXECUTION VERSION

TAX RECEIVABLE TERMINATION AND SETTLEMENT AGREEMENT

This TAX RECEIVABLE TERMINATION AND SETTLEMENT AGREEMENT (the “Agreement”) is entered into as of September 17, 2018, by and among (i) Nexeo Solutions, Inc. a Delaware corporation (f/k/a WL Ross Holding Corp., the “Company”), (ii) TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Unblocked Partnership”), (iii) TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Partnership”), (iv) Nexeo Holdco, LLC, a Delaware limited liability company “Nexeo Holdco”), and (v) TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Blocker Partnership” and, together with TPG Unblocked Partnership, TPG FOF Partnership, and Nexeo Holdco, the “TRA Holders”).

WHEREAS, in connection with the Holdings LLC Merger and the TPG Blocker Merger (each as defined in the TRA), the Company, TPG Unblocked Partnership, TPG FOF Partnership, Nexeo Holdco, TPG VI AIV SLP SD, LP, a Delaware limited partnership (“TPG GP”), and TPG VI DE BDH, LP, a Delaware limited partnership (“TPG Blocker Owner” and, together with the TPG Unblocked Partnership, TPG FOF Partnership, Nexeo Holdco and TPG GP, the “Original TRA Parties”) entered into that certain Tax Receivable Agreement, dated as of June 9, 2016 (the “TRA”);

WHEREAS, immediately following the Blocker Merger, TPG GP and TPG Blocker Owner contributed and assigned all of their respective rights under the TRA to the TPG Blocker Partnership in accordance with Section 7.6(a) of the TRA;

WHEREAS, concurrently with the execution of this Agreement, the Company, Univar Inc., a Delaware corporation (“Parent”), Pilates Merger Sub I Corp, a Delaware corporation, and Pilates Merger Sub II LLC, a Delaware limited liability company, are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Company desires to terminate the contingent obligations owed to the TRA Holders under the TRA, and the TRA Holders will accept payment for such contingent rights under the TRA and will release the Company from all obligations thereunder, as specified in this Agreement; and

WHEREAS, this Agreement shall be and hereby is fully conditioned upon the Closing (as defined in the Merger Agreement) and the consummation of the transactions contemplated hereby and shall be deemed to occur immediately at, but contingent upon, such Closing (as defined in the Merger Agreement), and if the Merger Agreement is terminated prior to such Closing (as defined in the Merger Agreement) having occurred, this Agreement shall be void ab initio and of no force and effect and the TRA shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises, representations, warranties and covenants herein contained, the Parties agree as follows:

Certain capitalized terms used in this Agreement shall have the meanings ascribed to them in Article IV. All other defined terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the TRA.

ARTICLE I

THE TERMINATION PAYMENT

1.1    Termination Payment; No Further Obligations.

(a)    At the Closing (as defined in the Merger Agreement), the Company shall make a cash payment in an amount equal to (i) $60,000,000.00 minus (ii) the aggregate amount of all payments to the TRA Holders pursuant to the TRA Members from and after the date of this Agreement (such cash payment, the “Termination Payment”) by wire transfer of immediately available funds to an account or accounts designated by the TRA Holders in accordance with the percentages set forth in Section 1.1(b) as payment in full to satisfy all obligations to the TRA Holders under the TRA.

(b)    The payments set forth in Section 1.1(a) shall be made to the TRA Holders in accordance with the following percentages:

(i)    TPG Unblocked Partnership — 52.49%;

(ii)    TPG FOF Partnership — 0.37%;

(iii)    Nexeo Holdco — 5.50%; and

(iv)    TPG Blocker Partnership — 41.64%.

(c)    The TRA Holders agree, on behalf of themselves and their predecessors, successors and permitted assigns, from and after, and conditioned upon, the Closing (as defined in the Merger Agreement) and the payment in full of the Termination Payment, the Company and its Affiliates (including, from and after the Closing, Parent and its Affiliates), and its and their respective shareholders, directors, officers and employees (collectively, the “Released Parties”) shall have no further obligations under the TRA to the TRA Holders or any other Person claiming through the TRA Holders on account of the TRA Holders’ interest in the TRA, and the TRA Holders (i) waive any and all rights the TRA Holders may otherwise have under the TRA against the Released Parties, (ii) release the Released Parties from actions, suits, claims, proceedings, demands or obligations related to the TRA and (iii) indemnify, defend and hold harmless the Released Parties from any losses, damages, costs, charges and expenses that it has or may in any way incur from and after the Closing relating to or arising out of claims by any TRA Holder or any equityholder, director, officer or employee of any of the foregoing with respect to the TRA Holders’ interest in the TRA, including the termination thereof (other than the payment of the Termination Payment).

(d)    The TRA Holders and the Company agree that, notwithstanding any provision of the TRA the application of which might result in a different outcome, in no event shall the amount of payments to be made to the TRA Holders under the TRA from and after the date of this Agreement, when taken together with the Termination Payment, exceed $60,000,000.00. The TRA Holders further represent to the Company that the aggregate amount of payments made to the TRA Holders since August 1, 2018 is $5,978,324 million and that such amount was paid in respect of the Taxable Year of the Company ended September 30, 2017.

1.2    Effect on TRA. The TRA Holders and the Company acknowledge and agree that, except for 7.4 (Governing Law) and 7.13 (Confidentiality) of the TRA (the “Surviving TRA Terms”), the TRA shall be terminated in its entirety as of, and conditioned upon, the Closing (as defined in the Merger Agreement) and the payment in full of the Termination Payment, and no party shall have any further liability or obligations thereunder or with respect thereto other than those with respect to the Surviving TRA Terms and the obligations set forth in this Agreement. In the event the Merger Agreement is terminated prior to such Closing (as defined in the Merger Agreement) having occurred, this Agreement shall be void ab initio and of no force and effect and the TRA shall remain in full force and effect. Prior to the Closing, this Agreement shall not have any effect on the rights and obligations of the parties to the TRA set forth in the TRA.

1.3    Tax Treatment. The Parties intend that, for U.S. federal (and applicable state and local) income tax purposes, the Termination Payment shall be treated as an adjustment to the purchase price paid by the Company pursuant to the Holdings LLC Merger or the TPG Blocker Merger, as applicable. None of the Parties shall take any position inconsistent with such treatment on any tax return or in any tax proceeding, except as otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE TRA HOLDERS

The TRA Holders represent and warrant to the Company that the statements contained in this Article II shall be true and correct as of the date of this Agreement and as of the Closing Date (as defined in the Merger Agreement).

2.1    Authorization of Transaction. The TRA Holders have all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the TRA Holders of this Agreement and the performance by the TRA Holders of this Agreement and the consummation by the TRA Holders of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the TRA Holders. This Agreement has been duly and validly executed and delivered by the TRA Holders and such agreements, constitute valid and binding obligations of the TRA Holders, enforceable against the TRA Holders in accordance with their terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally. The TRA Holders party hereto and the Company are the only parties to the TRA, and no Person other than the TRA Holders and the Company have any rights, entitlements or obligations under the TRA.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the TRA Holders that the statements contained in this Article III shall be true and correct as of the date of this Agreement and as of the Closing Date (as defined in the Merger Agreement).

3.1    Authorization of the Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement have been duly and validly executed and delivered by the Company and this Agreement constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

ARTICLE IV

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Parties” shall mean the Company and each of the TRA Holders.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

ARTICLE V

MISCELLANEOUS

5.1    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (i) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a business day (or otherwise on the next business day) or (ii) on the first business day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company, to:

Nexeo Solutions, Inc.
3 Waterway Square Place #1000
The Woodlands, TX 77380
Attention:	Michael B. Farnell, Jr.
Fax: (281) 297-5221
Email: Mfarnell@nexeosolutions.com

with a copy to:

Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
Attention:	Michael J. Aiello
Sachin Kohli
Facsimile:	(212) 310-8007
Email:	michael.aiello@weil.com
sachin.kohli@weil.com

If to the TRA Holders, to:

TPG Global, LLC
301 Commerce St., Suite 3300
Fort Worth, TX 76102
Attention:	Office of General Counsel
Facsimile:	(817) 871-4001
Email:	officeofgeneralcounsel@tpg.com

with a copy to:

Vinson & Elkins LLP
1001 Fannin St., Ste. 2500
Houston, TX 77002
Attention:	Keith R. Fullenweider
Lande A. Spottswood
Facsimile:	(713) 615-5171
Email:	kfullenweider@velaw.com
lspottswood@velaw.com

Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

5.2    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

5.3    Entire Agreement; Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of each party hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that Parent is hereby made a third party beneficiary of the rights granted the Company hereby for the purpose of specifically enforcing the Company’s rights hereunder on the terms hereof.

5.4    Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

5.5    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.6    Amendments; Waivers. No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Company, the TRA Holders and Parent. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

5.7    Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

5.8    Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with this Section 5.8, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or the TRA Holders otherwise have an adequate remedy at law.

5.9    Jurisdiction.

(a)    Each of the Parties (1) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (2) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (3) agrees that it will not bring any claims, actions or proceedings relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (4) waives any objection that it may now or hereafter have to the venue of any such claim, action or proceeding in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (5) consents to service being made through the notice procedures set forth in Section 5.1. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.1 shall be effective service of process for any claims, actions or proceedings in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)    The Parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 5.9(a) and such Parties agree not to plead or claim the same.

5.10    Succession and Assignment. This Agreement shall be binding upon and inure the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of each other Party.

5.11    Termination of Certain Agreements. The TRA Holders will and will cause their respective Affiliates to use reasonable best efforts to cause the Related Party Arrangements (as defined in the Merger Agreement) to be terminated in accordance with Section 6.21 of the Merger Agreement, other than the TRA to which any TRA Holder (or any of their respective Affiliates) is a party to be terminated, effective at or prior to the Closing, without any further right, obligation or liability of any Person thereunder; provided, however, that the TRA Holders will have no obligation under this Section 5.11 from and after any termination of the Sponsor Support Agreement dated as of September 16, 2018, by and between Univar Inc. and the Sponsor Shareholders named therein in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

THE COMPANY:

NEXEO SOLUTIONS, INC.

By:	/s/ Michael B. Farnell, Jr.
Name:	Michael B. Farnell, Jr.
Title:	Executive Vice President and Chief Administration Officer

[Signature page to Tax Receivable Termination and Settlement Agreement]

THE TRA HOLDERS:

TPG VI NEON II, L.P.

By: TPG ADVISORS VI, INC., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG VI FOF NEON, L.P.

By: TPG ADVISORS VI, INC., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

NEXEO HOLDCO, LLC

By: TPG ADVISORS VI, INC., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG VI NEON I, L.P.

By: TPG ADVISORS VI, INC., its general partner

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

[Signature page to Tax Receivable Termination and Settlement Agreement]

Annex E

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

September 17, 2018

Board of Directors

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

Ladies and Gentlemen:

Attached is our opinion letter, dated September 17, 2018 (“Opinion Letter”), with respect to the fairness from a financial point of view to Univar Inc. (the “Company”) of the Aggregate Consideration (as defined in the Opinion Letter) to be paid by the Company for all of the outstanding shares of common stock, par value $0.0001 per share, of Nexeo Solutions, Inc. (“Nexeo”) pursuant to the Agreement and Plan of Merger, dated as of September 17, 2018, by and among Nexeo, the Company, Pilates Merger Sub I Corp, a wholly owned subsidiary of the Company, and Pilates Merger Sub II LLC, a wholly owned subsidiary of the Company.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

September 17, 2018

Board of Directors

Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Univar Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for all of the outstanding shares of common stock, par value $0.0001 per share (the “Nexeo Common Stock”), of Nexeo Solutions, Inc. (“Nexeo”) pursuant to the Agreement and Plan of Merger, dated as of September 17, 2018 (the “Agreement”), by and among Nexeo, the Company, Pilates Merger Sub I Corp, a wholly owned subsidiary of the Company (“Merger Sub I”), and Pilates Merger Sub II LLC, a wholly owned subsidiary of the Company. Pursuant to the Agreement, (i) Merger Sub I will be merged with and into Nexeo, and (ii) each outstanding share of Nexeo Common Stock (other than the Excluded Shares and the Subsidiary-Owned Shares (each as defined in the Agreement)) will be converted into the right to receive (x) the Per Share Cash Amount (as defined in the Agreement) (the “Cash Consideration”) and (y) 0.305 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company (the “Stock Consideration”; taken in the aggregate with the Cash Consideration, the “Aggregate Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Nexeo and any of their respective affiliates and third parties, including TPG Capital, L.P., an affiliate of significant stockholders of Nexeo (“TPG”), and First Pacific Advisors, LLC, an affiliate of significant stockholders of Nexeo (“First Pacific”), and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman Sachs & Co. LLC has entered into financing commitments and agreements to provide the Company with committed debt financing in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate expects to receive compensation. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as book runner with respect to a bank loan (aggregate principal amount of $2,300,000,000) for the Company in November 2017. We also have provided certain financial advisory and/or underwriting services to TPG and/or its affiliates and

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Univar Inc.

September 17, 2018

Page Two

portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a secondary public offering of 7,500,000 shares of common stock of Evolent Health, a TPG portfolio company, in September 2016, as joint bookrunner and lead arranger with respect to a bank loan (aggregate principal amount of $4,500,000,000) for Univision Communication Inc., a TPG portfolio company, in March 2017, as financial advisor to an affiliate of TPG in connection with its acquisition of 51% of McAfee in April 2017, as joint bookrunner with respect to an initial public offering of 40,000,000 ordinary shares of TPG Pace Holdings Corp., a TPG portfolio company, in June 2017, as joint bookrunner and lead arranger with respect to a bank loan (aggregate principal amount of $1,900,000,000) for Sabre Corp., in September 2017, as joint bookrunner with respect to an initial public offering of 12,000,000 shares of common stock of Zscaler Inc., a TPG portfolio company, in March 2018, and as bookrunner with respect to an initial public offering of 45,000,000 ordinary shares of Cushman & Wakefield plc, a TPG portfolio company, in August 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Nexeo, TPG, First Pacific and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with TPG, First Pacific and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of TPG or First Pacific from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2017; annual reports to stockholders and Annual Reports on 10-K of Nexeo for the two fiscal years ended September 30, 2017; Nexeo’s Registration Statement on Form S-1, including the prospectus contained therein dated June 4, 2014 relating to Nexeo’s initial public offering of certain of its securities; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Nexeo; certain other communications from the Company and Nexeo to their respective stockholders; certain publicly available research analyst reports for the Company and Nexeo; certain internal financial analyses and forecasts for Nexeo prepared by its management, as adjusted by the management of the Company, certain internal financial analyses and forecasts for the Company stand alone and pro forma for the Transaction, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”); and an estimate of the Per Share Cash Amount to be paid by the Company pursuant to the Agreement, as provided by the management of the Company and approved for our use by the Company (the “Estimated Per Share Cash Amount”). We have also held discussions with members of the senior managements of the Company and Nexeo regarding their assessment of the past and current business operations, financial condition and future prospects of Nexeo and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Nexeo Common Stock; compared certain financial and stock market information for the Company and Nexeo with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemical distribution industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the Estimated

Board of Directors

Univar Inc.

September 17, 2018

Page Three

Per Share Cash Amount have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Nexeo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Nexeo or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for all of the outstanding shares of Nexeo Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Nexeo, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for all of the outstanding shares of Nexeo Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Nexeo or the ability of the Company or Nexeo to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for all of the outstanding shares of Nexeo Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

355 PARK AVENUE, 5TH FLOOR NEW YORK, NY 10022

Annex F

September 17, 2018

Board of Directors

Nexeo Solutions, Inc.

3 Waterway Square Place, Suite 1000

The Woodlands, TX 77380

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (“Company Common Stock”), of Nexeo Solutions, Inc. (the “Company”), other than Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P., FPA Crescent Fund, FPA Global Opportunity Fund, FPA Select Drawdown Fund, L.P., FPA Select Fund, L.P., FPA Value Partners Fund, FPA Select Maple Fund, L.P. and FPA Select Fund II, L.P. (collectively, “Excluded Holders”), of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Univar Inc. (the “Acquiror”), Pilates Merger Sub I Corp, a wholly owned subsidiary of the Acquiror (“Merger Sub I”) and Pilates Merger Sub II LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub II”). As more fully described in the Agreement, Merger Sub I will be merged with and into the Company (the “Initial Merger”) and, immediately following the Initial Merger, the Company, as the surviving corporation in the Initial Merger, will be merged with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), and each issued and outstanding share of Company Common Stock (other than shares owned by Dissenting Shareholders or Subsidiary-Owned Shares (each as defined in the Agreement)) will be converted into the right to receive (A) an amount in cash equal to the greater of (i) (x) $3.29 minus (y) the Per Share Cash Reduction Amount, and (ii) $2.88, where the “Per Share Cash Reduction Amount” is an amount in cash equal to the lesser of (i) $0.41 multiplied by a fraction, (x) the numerator of which is the amount by which $25.34 exceeds the closing price of Acquiror Common Stock (as defined below) on the last trading day preceding the consummation of the Mergers, and (y) the denominator of which is $3.16, and (ii) $0.41 (such cash amount, as more fully set forth in the Agreement, the “Cash Consideration”), and (B) 0.305 (the “Exchange Ratio”) of a share of common stock, $0.01 par value per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquiror; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Acquiror, including financial forecasts provided to or discussed with us by the management of the Acquiror; (iv) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Acquiror, as adjusted by management of the Company; (v) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Mergers (the “Expected Synergies”) and certain other pro forma financial effects of the Mergers furnished to us by the Acquiror, as adjusted by management of the Company; (vi) conducted discussions with members of the senior managements and representatives of the Company and the Acquiror concerning the information described in clauses (i) through (v) of this paragraph, as well as the

LOS ANGELES | NEW YORK | BOSTON | CHICAGO

businesses and prospects of the Company and the Acquiror generally; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) reviewed a draft, dated September 17, 2018, of the Agreement; (ix) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for, and did not undertake any, independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts relating to the Company, the Acquiror, Expected Synergies and other pro forma financial effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and the Acquiror, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. We also have assumed, at your direction, that the future financial results (including Expected Synergies and such other pro forma financial effects) reflected in such forecasts will be achieved at the times and in the amounts projected. We express no views as to the reasonableness of any financial forecasts (including Expected Synergies or other pro forma financial effects) or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Mergers or the relative merits of the Mergers as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Mergers, except for the fairness of the Merger Consideration from a financial point of view to the holders of Company Common Stock (other than the Excluded Holders). With your consent, we express no opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Mergers or the prices at which Company Common Stock or Acquiror Common Stock may trade at any time. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Mergers will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Mergers will be obtained, except to the extent that could not be material to our analysis. In addition, we have assumed, with your consent, that the Mergers will qualify as a tax-free reorganization for federal income tax purposes.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Mergers and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Mergers. We will also

LOS ANGELES | NEW YORK | BOSTON | CHICAGO

receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We in the future may provide investment banking services to the Acquiror and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Mergers. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Mergers or any other matter. This opinion does not address the fairness of the Mergers or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Merger Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Merger Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Merger Consideration to be received by holders of Company Common Stock in the Mergers is fair from a financial point of view to such holders, other than Excluded Holders.

Very truly yours,

/s/ MOELIS & COMPANY LLC

LOS ANGELES | NEW YORK | BOSTON | CHICAGO

Annex G

DGCL § 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Univar is a Delaware corporation subject to the applicable indemnification provisions of the DGCL. Under Section 145 of the DGCL, each director and officer of Univar may be indemnified by Univar against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of Univar) in which he or she is involved by reason of the fact that he or she is or was a director or officer of Univar if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Univar and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of Univar, the director or officer (i) may be indemnified by Univar only for expenses (including attorney’s fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she will have been adjudged to be liable to Holdco unless a court determines otherwise.

The Univar charter and bylaws require Univar to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Univar, or is or was serving at the request of Univar as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

As permitted by section 102(b)(7) of the DGCL, the Univar charter eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) from any transaction from which the director derived an improper personal benefit.

Univar maintains primary and excess insurance policies insuring its directors and officers and those of its subsidiaries against certain liabilities that they may incur in their capacity as directors and officers. Under these policies, the insurer, on Univar’s behalf, may also pay amounts for which Univar has granted indemnification to the directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

See the Exhibit Index attached hereto, which is incorporated herein by reference.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act of 1933 or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the

Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated September 17, 2018, by and among Nexeo Solutions, Inc., Univar Inc., Pilates Merger Sub I Corp and Pilates Merger Sub II LLC (included as Annex A to this joint proxy and consent solicitation statement/prospectus)

3.1	Third Amended and Restated Certificate of Incorporation of Univar Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8 of Univar Inc., filed June 23, 2015)

3.2	Second Amended and Restated Bylaws of Univar Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-8 of Univar Inc., filed June 23, 2015)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the securities being registered

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1 to this joint proxy and consent solicitation statement/prospectus)

23.2	Consent of Ernst & Young LLP, relating to Univar Inc.’s financial statements

23.3	Consent of PricewaterhouseCoopers LLP, relating to Nexeo Solutions, Inc.’s financial statements

24.1	Power of Attorney*

99.1	Sponsor Support Agreement, dated September 17, 2018, by and among Univar Inc. and certain affiliates of TPG Global, LLC (included as Annex B to this joint proxy and consent solicitation statement/prospectus)

99.2	Sponsor Support Agreement, dated September 17, 2018, by and among Univar Inc. and First Pacific Advisors, LLC and certain of its affiliates (included as Annex C to this joint proxy and consent solicitation statement/prospectus)

99.3	Tax Receivable Termination and Settlement Agreement, dated September 17, 2018, by and among Nexeo Solutions, Inc. (f/k/a WL Ross Holding Corp.), TPG VI Nexeo II, L.P., TPG VI FOF Nexeo, L.P., Nexeo Holdco, LLC, TPG VI AIV SLP SD, LP, and TPG VI DE BDH, LP (included as Annex D to this joint proxy and consent solicitation statement/prospectus)

99.4	Consent of Moelis & Company LLC

99.5	Consent of Goldman, Sachs & Co. LLC

99.6	Form of Consent for Nexeo Solutions, Inc.

99.7	Form of Proxy for Univar Inc.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Downers Grove, Illinois on the 9th day of January, 2019.

UNIVAR INC.
By:	/s/ David C. Jukes
Name: David C. Jukes
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on the 9th day of January, 2019.

Signature	Title

* Stephen D. Newlin	Chairman of the Board

/s/ David C. Jukes David C. Jukes	Director, President and Chief Executive Officer (Principal Executive Officer)

* Joan Braca	Director

* Mark J. Byrne	Director

* Daniel P. Doheny	Director

* Richard P. Fox	Director

* Rhonda Germany Ballintyn	Director

* Edward J. Mooney	Director

* Christopher D. Pappas	Director

* Kerry Preete	Director

* William S. Stavropoulos	Director

* David H. Wasserman	Director

Signature	Title

* Robert L. Wood	Director

/s/ Carl J. Lukach Carl J. Lukach	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Carl J. Lukach
(Attorney-in-Fact)
Pursuant to Powers of Attorney